Form 10-K405, Exhibit 13
period 1994-12-31
UNITED HEALTHCARE CORP
filed 1995-03-28
CIK 731766

Financial Highlights

                                                                                         For the Years Ended December 31,
                                                           ------------------------------------------------------------------------
                                                                 1994          1993           1992           l991          1990
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                              (in thousands, except per share data)

Consolidated Operating Results
Revenues                                                      $3,768,882    $3,115,202     $2,200,636     $1,416,120     $1,056,019
Earnings from Operations                                      $  506,047    $  336,351     $  207,306     $  142,724     $   79,548
Net Earnings Before
 Extraordinary Gain                                           $  288,139/1/ $  212,078     $  130,591     $   89,398     $   47,142
Extraordinary Gain on Sale of
 Subsidiary, net                                               1,377,075            --             --             --             --
- -----------------------------------------------------------------------------------------------------------------------------------
 Net Earnings                                                 $1,665,214    $  212,078     $  130,591     $   89,398     $   47,142
- -----------------------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share
  Earnings Before
   Extraordinary Gain                                         $     1.64/1/ $     1.23     $     0.79     $     0.60     $     0.38
  Extraordinary Gain                                                7.86            --             --             --            --
- -----------------------------------------------------------------------------------------------------------------------------------
 Primary                                                      $     9.50    $     1.23     $     0.79     $     0.60     $     0.38
- -----------------------------------------------------------------------------------------------------------------------------------
 Fully Diluted                                                $     9.50    $     1.23     $     0.79     $     0.60     $     0.34
Dividends Per Share                                                0.030    $    0.015     $   0.0075     $   0.0075     $   0.0075
Weighted Average Number of
 Common Shares Outstanding
  Primary                                                        175,209       171,739        166,091        148,105        124,898
  Fully Diluted                                                  175,209       171,739        166,091        148,105        138,022

Consolidated Financial Position (at year end)

Cash and Investments                                          $2,769,390    $1,169,433     $  923,576     $  516,174     $  258,071
Total Assets                                                  $3,489,479    $1,787,354     $1,321,174     $  801,473     $  434,555
Long-term Obligations                                         $   24,275    $   39,099     $   24,132     $   41,649     $   39,123
Shareholders' Equity                                          $2,795,456    $1,085,410     $  822,903     $  426,796     $  169,460
- -----------------------------------------------------------------------------------------------------------------------------------

Financial Highlights should be read in conjunction with Financial Review and Consolidated Financial Statements and notes thereto included in this Annual Report.

The information in the above table has been restated for all periods presented to include the results of Complete Health Services, Inc. (Complete Health) and Ramsay-HMO, Inc. (Ramsay), in accordance with pooling of interests accounting. Complete Health and Ramsay were acquired by the Company on May 31, 1994.

The number of shares and per share amounts in the above table also have been restated to reflect the February 23, 1994, two-for-one stock split.
- -------------------------------------------------------------------------------
/1/ Includes merger costs incurred in connection with the Company's May 1994 acquisitions of Complete Health and Ramsay. These costs were $35.9 million ($22.3 million after income taxes) and reduced net earnings per share before extraordinary gain by $0.13. Excluding the effects of these merger costs, net earnings before extraordinary gain would have been $310.4 million
    ($1.77 per share).

Financial Review

The Company's financial position and results of operations changed dramatically during 1994 as a result of three significant transactions. On May 31, 1994, the Company acquired Complete Health Services, Inc. (Complete Health), a company which owned or managed health plans serving 272,000 members in seven Southeastern states at the time of acquisition. Also on May 31, 1994, in a separate transaction, the Company acquired Ramsay-HMO, Inc. (Ramsay), a company which owned and operated a predominately staff model health plan serving 177,000 members in South and Central Florida at the time of acquisition. Each of these acquisitions involved the exchange of Company common stock for all the issued and outstanding stock of the acquired company and was accounted for as a pooling of interests. Accordingly, the financial information, enrollment data and related comparisons presented in this discussion have been restated to include the results of Complete Health and Ramsay for all periods presented.

  On May 27, 1994, the Company sold Diversified Pharmaceutical Services, Inc. (Diversified), then a wholly owned subsidiary, to SmithKline Beecham Corporation for $2.30 billion in cash. In connection with this transaction, the Company recognized an extraordinary gain after transaction costs and income tax effects of $1.38 billion, or $7.86 per share. The results of Diversified subsequent to the sale are not included in the financial information presented in this discussion.

  This Financial Review should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

Consolidated Operating Results

The Company again achieved record revenues and earnings for the year ended December 31, 1994. Revenues in 1994 of $3.77 billion exceeded 1993 revenues of $3.12 billion by 21%. The growth in revenues was driven primarily by enrollment gains and premium rate increases within the Company's owned and managed health plans and new sales in its specialty managed care services operations.

  Revenues in 1993 exceeded 1992 revenues of $2.20 billion by $914.6 million, or 42%. The Company's January 1993 purchase of a health plan in Dayton, Ohio, accounted for $264.6 million, or 29%, of the increase in 1993 revenues compared to 1992. The remaining revenue growth was again a result of enrollment gains and premium rate increases in the owned and managed health plans and sales growth in the specialty operations.

  The Company's medical cost management and selling, general and administrative cost containment efforts during 1993 and 1994 resulted in decreasing operating expenses relative to its overall revenue base. Total operating expenses as a percentage of revenues decreased from 90.6% in 1992 to 89.2% in 1993 and 86.6% in 1994.

  Through the combination of these factors, earnings from operations grew from $207.3 million in 1992 to $336.4 million in 1993, an increase of 62%, and then to $506.0 million in 1994, an increase of 50% over 1993. The Company's operating margin improved from 9.4% in 1992 to 10.8% in 1993 and 13.4% in 1994.

  In connection with the Complete Health and Ramsay acquisitions, the Company recorded nonrecurring, non-operating merger costs of $35.9 million. These costs consisted principally of professional fees and other direct costs associated with the acquisitions. In 1993, merger costs of $14.9 million incurred in connection with the Company's August 1993 acquisition of HMO America, Inc. were roughly offset by the gain recognized on the sale of the Company's Iowa health plan in July 1993.

  Investment income, included as a component of the Company's revenues, was $118.0 million in 1994, $62.8 million in 1993 and $49.2 million in 1992. Investment income increased each year due primarily to the investment of cash generated from operations and, in 1994, the investment of the net proceeds from the Diversified sale. Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No.115, "Accounting for Certain Investments in Debt and Equity Securities." The adoption of this statement was not significant to the Company's overall financial position and had no effect on the Company's results of operations.

  The Company's provision for income taxes represents the tax effects of its current operations based on the Federal statutory tax rate, adjusted primarily for the effects of tax-exempt investment income and state income taxes. The effective income tax rate was 38% in 1994, 36% in 1993 and 35% in 1992. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes." The cumulative effect of the Company's adoption of this statement and the impact on its results of operations was not significant.

  The Company's net earnings from operations were $310.4 million in 1994, $212.1 million in 1993 and $130.6 million in 1992, which equated on a per share basis to $1.77, $1.23 and $0.79, respectively. After considering the nonrecurring, non-operating merger costs, net earnings in 1994 were $288.1 million, or $1.64 per share, before the effects of the Diversified gain. Including the Diversified extraordinary gain, net earnings in 1994 were $1.67 billion, or $9.50 per share.

Line of Business Reporting

The Company operates in a single industry segment, managed health care. The general management and various aspects of the Company's operations, including information systems, transaction processing and certain administrative functions and procedures, are interrelated. The following table presents financial information reflecting the Company's operations by two primary lines of business: (i) owned health plans and (ii) managed health plans and specialty managed care services. This information is provided to facilitate a more meaningful discussion of the Company's results of operations.

  Owned health plan operations include health plans in which the Company has a majority ownership interest and the Company's related insurance operations. This line of business is characterized by operations in which the Company assumes underwriting risk in return for premium revenue. The second line of business, managed health plan and specialty managed care services operations, provides administrative and other management services to health plans in which the Company has less than a majority ownership interest, if any, and also includes the results of the Company's specialty managed care services operations. This line of business is characterized by operations in which the Company receives fees for the provision of service, primarily administrative in nature, and generally accepts no financial responsibility for health care costs, except in the case of its subsidiary United Behavioral Systems (UBS) and the formerly-owned Diversified. Through UBS, the Company does accept some health care cost responsibility for the provision of mental health and substance abuse services and thus recognizes premium revenue and medical services expense. Diversified began to accept health care cost responsibility for the managed delivery of pharmaceutical benefit programs for some of its customers (primarily health plans owned by the Company) during 1993. Except for directly identifiable expenses, the Company's general and administrative expenses are allocated between the two lines of business, primarily on the basis of enrollment, revenues, information systems or other resource usage.

  The Company's 1994 acquisitions of Complete Health and Ramsay are included in the owned health plan line of business for all periods presented. Diversified has been included in the managed and specialty line of business through the May 1994 date of sale. As a result of these transactions, the managed health plans and specialty managed care services line of business will comprise a smaller portion of the Company's total revenues and operating income in future periods.

Line of Business Financial Information

                                                     1994                                  1993                       1992
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                 Percent                             Percent
                                     Amount or      Percent     Increase   Amount or     Percent    Increase    Amount or   Percent
                                      Percent      of Total    (Decrease)   Percent     of Total   (Decrease)   Percent    of Total
- -----------------------------------------------------------------------------------------------------------------------------------
Results of Operations (for year ended December 31)                           (in thousands)


Revenues/1/

Owned Health Plans                    $3,358,546      89.1%       21%     $2,777,514/3/   89.2%      43%/3/    $1,941,175     88.2%
Managed Health Plan and Specialty
 Managed Care Services                   456,109/4/   12.1         7/4/      425,992      13.7       71           248,803     11.3
Corporate and Eliminations/2/            (45,773)     (1.2        --         (88,304)     (2.9)      --            10,658      0.5
- -----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                        $3,768,882     100.0%       21%     $3,115,202     100.0%      42%       $2,200,636    100.0%
- ------------------------------------------------------------------------------------------------------------------------------------

Operating Income/1/

Owned Health Plans                    $  352,061      69.6%       50%     $  234,415/3/   69.7%      73%/3/    $  135,622     65.5%
Managed Health Plan and Specialty
 Managed Care Services                    71,994/4/   14.2        (5)/4/      76,050      22.6       45            52,318     25.2
Corporate and Eliminations/2/             81,992      16.2        --          25,886       7.7       --            19,366      9.3
- -----------------------------------------------------------------------------------------------------------------------------------
Total Operating Income                $  506,047     100.0%       50%     $  336,351     100.0%      62%       $  207,306    100.0%
- ------------------------------------------------------------------------------------------------------------------------------------

Operating Margin

Owned Health Plans                          10.5%                                8.4%                                 7.0%
Managed Health Plan and Specialty
 Managed Care Services                      15.8%/4/                            17.9%                                21.0%
Total Operating Margin                      13.4%                               10.8%                                 9.4%

Operating Ratios

Medical Costs to Premium Revenues
 (Owned Health Plans only)                  79.3%                               81.4%                                82.0%
SG&A Expenses to Total Revenues             14.7%                               15.8%                                17.3%

Enrollment (at year end)

Owned Health Plans
   Commercial                              1,791                  18%          1,521/3/              36%/3/         1,116
   Medicaid                                  285                  19             239                 10               217
   Medicare                                  109                  11              98                 18                83
- -----------------------------------------------------------------------------------------------------------------------------------
  Total Owned Health Plans                 2,185                  18%          1,858                 31%            1,416
- -----------------------------------------------------------------------------------------------------------------------------------
Managed Health Plans
   Commercial                                940                  10%            852                  9%              780
   Medicaid                                   47                   2              46                 (8)               50
   Medicare                                   77                  (3)             79                 (4)               82
- -----------------------------------------------------------------------------------------------------------------------------------
  Total Managed Health Plans               1,064                   9%            977                  7%              912
- -----------------------------------------------------------------------------------------------------------------------------------
Total Health Plans                         3,249                  15%          2,835                 22%            2,328
- -----------------------------------------------------------------------------------------------------------------------------------
Specialty Managed Care Services
 United Resource Networks                 15,633                  21%         12,885                 47%            8,789
 United Behavioral Systems                 2,962                  25           2,373                 31             1,818
 Institute for Human Resources             2,585                  24           2,078                 43             1,449
 Healthmarc                                2,144                  15           1,863                 12             1,670
- -----------------------------------------------------------------------------------------------------------------------------------
                                          23,324                  21%         19,199                 40%           13,726
 Diversified Pharmaceutical Services          --                              14,399                                7,048
- -----------------------------------------------------------------------------------------------------------------------------------
Total Specialty Managed
 Care Services                            23,324                              33,598                               20,774
- -----------------------------------------------------------------------------------------------------------------------------------

/1/ Revenues and operating income for each line of business include its respective investment interest income. Interest earned on cash available for general corporate use is included in "corporate and eliminations." Investment income included in each line of business was $34.7 million and $83.3 million in 1994, $29.8 million and $33.0 million in 1993, and $24.0 million and $25.2 million in 1992 for owned health plans and corporate, respectively.

/2/ "Corporate and eliminations" includes revenue eliminations between lines of business and amounts not deemed to be related to a line of business, including interest earned on cash available for general corporate use, research and development costs and certain other corporate expenses.

/3/ On January 29, 1993, the Company purchased Western Ohio Health Care
    Corporation with enrollment of 182,600 at the time of acquisition.

/4/ Excludes the post disposition results of Diversified Pharmaceutical
    Services, which was sold May 27, 1994.

Owned Health Plans

Revenues generated by the Company's owned health plans increased by $581.0 million, or 21%, in 1994 compared to 1993. This increase reflects enrollment growth of 18% and an average premium rate increase on renewing commercial groups of 4% in 1994 and, to a lesser extent, the January 1993 purchase of the Company's health plan in Dayton, Ohio, and the July 1993 sale of the Company's Iowa health plan. Excluding the effects of the Ohio purchase and the Iowa sale, the increase in 1994 revenues over 1993 was 23%.

  Revenues from this line of business in 1993 increased by $836.3 million, or 43%, compared to 1992, reflecting enrollment growth of 31% (20% excluding the Dayton, Ohio, and Iowa health plans) and an average premium rate on renewing commercial groups of 9% during 1993. The purchase of the Dayton, Ohio, health plan accounted for $264.6 million, or 32%, of the increase in owned health plan revenues in 1993. Excluding the effects of the Ohio and Iowa transactions, the increase in 1993 revenues over 1992 was 31%.

  Owned health plan commercial premiums are established by the Company based on its anticipated health care costs. The Company has been able to effectively manage health care costs and decrease the rate at which its health care costs have grown. Following this strategy, the Company expects commercial premium rate increases in 1995 to decline slightly from those realized in 1994 in anticipation of a declining medical cost trend.

  The combination of the Company's pricing strategy and continued medical cost management efforts are reflected in the owned health plans' medical loss ratio (medical costs as a percent of premium revenues). The medical loss ratio improved from 82.0% in 1992 to 81.4% in 1993 and 79.3% in 1994. The declining loss ratio and lower selling, general and administrative expenses as a percent of revenues resulted in operating income in this line of business of $352.1 million in 1994 compared to $234.4million in 1993 and $135.6 million in 1992. The owned health plan operating margin increased to 10.5% in 1994 from 8.4% in 1993 and 7.0% in 1992.

Managed Health Plan and
Specialty Managed Care Services

As reported, revenues generated by the Company's managed health plans and specialty managed care services operations increased $30.1 million, or 7%, in 1994 compared to 1993. These results were significantly impacted by the effects of the sale of Diversified in May 1994 and a change in the terms of the Company's management agreement with the Minneapolis, Minnesota, based Medica health plan in August 1994. The results of Diversified's operations have been included in this line of business only through the May 1994 date of sale. Under the new Medica agreement, the Company transferred cost responsibility for certain management contract expenses and employees to Medica. The Company's selling, general and administrative expenses decreased accordingly, matched with a corresponding decrease in management services revenues. Excluding the effects of these transactions, revenues generated in this line of business increased 34% in 1994 compared to 1993.

  After excluding the effects of the Diversified sale and the change in the Medica agreement, the principal factors behind the growth in revenues during 1994 were enrollment gains and premium rate increases in the managed health plans and strong enrollment growth in the specialty managed care services operations. The Company's revenues from its managed health plans are typically based on a percentage of the plans' premium revenues. During 1994, the managed health plans experienced enrollment growth of 9% and an average premium rate increase on renewing commercial groups of 4%. In addition, lives served by the Company's specialty managed care services operations (excluding Diversified's enrollment) increased by 21% in 1994 compared to 1993.

  The Diversified sale resulted in lower operating income in this line of business in 1994 compared to 1993. As reported, operating income generated from the managed health plan and specialty managed care services operations decreased $4.1 million, or 5%. After excluding the effects of Diversified, operating income increased 37% in 1994, reflecting the growth in revenues during the year coupled with lower selling, general and administrative expenses as a percent of revenues in this line of business.

  Revenues generated by the managed health plan and specialty managed care services operations increased $177.2 million, or 71%, in 1993 compared to 1992. Enrollment growth and premium rate increases in the managed health plans and strong enrollment gains in the specialty managed care services operations again contributed to the revenue increases. The managed health plans experienced enrollment growth of 7% and an average premium rate increase on renewing commercial groups of 8% during 1993. Lives served by the specialty managed care services operations increased by 62% in 1993 compared to 1992. Also contributing to the growth in 1993 revenues was the introduction of a new pharmaceutical benefit management product by Diversified. In the second quarter of 1993, the Company began to market a product whereby Diversified would accept health care cost responsibility for the managed delivery of pharmaceutical benefit programs. Most of the Company's owned health plans converted to this new product during 1993, which accounted for 45% of the increase in managed health plan and specialty managed care services revenues in 1993 compared to 1992 and contributed to higher eliminations within the corporate and eliminations section of the line of business reporting.

  Managed health plan and specialty managed care services operating income increased $23.7 million, or 45%, in 1993 compared to 1992. However, operating margin decreased from 21.0% in 1992 to 17.9% in 1993 due primarily to the impact of the new Diversified product introduced in 1993. This Diversified product had significantly higher revenues and operating income on both a per-life-served basis and in total dollars than its previous product, which provided administrative services only. As a result, the managed health plan and specialty managed care services operations experienced a lower operating margin in 1993 compared to 1992 as the increased revenues on a per-life-served basis was proportionately higher than the increased operating income on a per-life-served basis.

Inflation

Although the general rate of inflation has remained relatively stable and health care cost inflation has declined in recent years, the total health care cost inflation rate still exceeds the general inflation rate. The Company uses various strategies to mitigate the negative effects of health care cost inflation, including setting commercial premiums based on its anticipated health care costs, risk-sharing arrangements with the Company's various health care providers and other health care cost containment measures. Specifically, the Company's health plans attempt to control medical and hospital costs through contractual arrangements with independent providers of health care services. Cost-effective delivery of health care services by such health care providers is achieved by the reduction of unnecessary hospitalizations, appropriate use of specialty referral services and emphasizing preventive health services. While the Company believes its current strategies to mitigate health care cost inflation will continue to be successful, there is no assurance that those efforts will be as effective as they have been in the past.

Government Regulation

Government regulation of employee benefit plans, including health care coverage, health plans and the Company's specialty managed care products, is a changing area of law that varies from jurisdiction to jurisdiction and generally gives responsible administrative agencies broad discretion. The Company believes that it is in compliance in all material respects with the various federal and state regulations applicable to its current operations. To maintain such compliance, it may be necessary for the Company or a subsidiary to make changes from time to time in its services, products, structure or marketing methods. Additional governmental regulation or future interpretation of existing regulations could increase the cost of the Company's compliance or otherwise affect the Company's operations, products, profitability or business prospects. The Company is unable to predict what additional government regulations, if any, affecting its business may be enacted in the future or how existing or future regulations might be interpreted.

Financial Condition and Liquidity

The Company's cash and investments increased from $1.17 billion at December 31, 1993, to $2.77 billion at December 31, 1994. The increase of $1.60 billion during 1994 reflects the investment of the proceeds from the sale of Diversified of $2.30 billion and cash generated from operations of $326.3 million, partially offset by the payment of income taxes and transaction costs of $836.3 million related to the Diversified sale and the investment of $89.7 million in property and equipment and software development.

  The Company generally invests a large portion of its cash resources in high-quality, long-term instruments. At December 31, 1994, the Company had working capital of $1.24 billion, a current ratio of 2.9, as a substantial portion of the Diversified proceeds remained invested in short-term instruments while the Company evaluated longer-term investment opportunities. The Company intends to apply the proceeds from the Diversified sale to expand its operations through internal development of new products and programs and, to the extent reasonable opportunities are available, to acquire other companies in the health care management industry. The Company intends to invest the Diversified proceeds in accordance with its investment strategy until utilized for such purposes. The Company had a working capital deficit at December 31, 1993, of $44.8 million, a current ratio of 0.9, which is reflective of its longer-term investment strategy.

  Under applicable state regulations, certain of the Company's subsidiaries are required to retain cash generated from their operations. After giving effect to these restrictions, the Company had approximately $1.98 billion in cash and investments available for general corporate use at December 31, 1994. Subsequently, the Company used $520.0 million of its available cash resources to acquire GenCare Health Systems (GenCare) on January 3, 1995. GenCare is a health plan based in St. Louis, Missouri, which served approximately 230,000 members at the time of acquisition.

  The fair value of the Company's cash and investments at December 31, 1994, exceeded amortized cost by approximately $44 million, after income tax effects. Given the extent of the Company's available cash resources and its current capital requirements and commitments, the Company presently intends to manage its investment portfolio in a manner which would not result in the realization of significant investment losses.

  The Company believes its available cash resources will be sufficient to meet its current operating requirements and internal development initiatives. There currently are no material definitive commitments for future use of the Company's available cash resources; however, management continually evaluates opportunities to expand its health plan operations and specialty managed care services, which may include additional acquisitions and internal development of new products or programs. A portion of these resources will be retained by the Company to maintain its strong financial position.

Consolidated Statements of Operations


                                                                           Year ended December 31,
                                                                   ------------------------------------
                                                                      1994        1993/1/       1992/1/
- -------------------------------------------------------------------------------------------------------
                                                                   (in thousands, except per share data)
- --------------------------------------------------------------------------------------------------------
Revenues
 Premium                                                            $3,376,238   $2,782,399   $1,943,619
 Management Services                                                   274,616      270,027      207,804
 Investment Income and Other                                           118,028       62,776       49,213
- --------------------------------------------------------------------------------------------------------
  Total Revenues                                                     3,768,882    3,115,202    2,200,636
- --------------------------------------------------------------------------------------------------------
Operating Expenses
 Medical Costs                                                       2,643,107    2,236,588    1,578,297
 Selling, General and Administrative Costs                             555,649      491,635      380,787
 Depreciation and Amortization                                          64,079       50,628       34,246
- --------------------------------------------------------------------------------------------------------
  Total Operating Expenses                                           3,262,835    2,778,851    1,993,330
- --------------------------------------------------------------------------------------------------------
Earnings from Operations                                               506,047      336,351      207,306
 Interest Expense                                                       (2,163)      (3,046)      (2,972)
 Merger Costs                                                          (35,940)     (14,860)          --
 Gain on Sale of Subsidiary                                                 --       14,982           --
- --------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes, Minority Interests and
 Extraordinary Gain                                                    467,944      333,427      204,334
 Provision for Income Taxes                                           (177,822)    (119,379)     (72,060)
 Minority Interests in Net Earnings of Consolidated Subsidiaries        (1,983)      (1,970)      (1,683)
- --------------------------------------------------------------------------------------------------------
Net Earnings Before Extraordinary Gain                                 288,139      212,078      130,591
Extraordinary Gain on Sale of Subsidiary,
 net of income taxes of $808,758                                     1,377,075           --           --
- --------------------------------------------------------------------------------------------------------
Net Earnings                                                        $1,665,214   $  212,078   $  130,591
- --------------------------------------------------------------------------------------------------------
Net Earnings Per Share Before Extraordinary Gain                    $     1.64   $     1.23   $     0.79
Extraordinary Gain Per Share                                              7.86           --           --
- --------------------------------------------------------------------------------------------------------
Net Earnings Per Share                                              $     9.50   $     1.23   $     0.79
- --------------------------------------------------------------------------------------------------------
Weighted Average Number of Common Shares Outstanding                   175,209      171,739      166,091
- --------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements
/1/ As restated. See Note 1.

Consolidated Balance Sheets




                                                                                                     December 31,
                                                                                              --------------------------
                                                                                                 1994           1993/1/
- ------------------------------------------------------------------------------------------------------------------------
                                                                         (in thousands, except share and per share data)
Assets
 Current Assets
  Cash and cash equivalents                                                                     $1,519,049   $  228,260
  Short-term investments                                                                           135,287      172,610
  Accounts receivable, net of allowance of $12,433 and $8,126                                      167,369      169,075
  Other                                                                                             86,510       44,023
- ------------------------------------------------------------------------------------------------------------------------
   Total Current Assets                                                                          1,908,215      613,968
 Long-term Investments                                                                           1,115,054      768,563
 Property and Equipment, net of accumulated depreciation of $110,834 and $88,886                   162,597      126,742
 Intangible Assets, net of accumulated amortization of $55,164 and $54,107                         303,613      278,081
- ------------------------------------------------------------------------------------------------------------------------
   Total Assets                                                                                 $3,489,479   $1,787,354
- ------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

 Current Liabilities
  Medical costs payable                                                                         $  443,559   $  459,201
  Accounts payable                                                                                  66,938       76,662
  Accrued expenses                                                                                  83,087       52,027
  Unearned premiums                                                                                 70,718       70,844
- ------------------------------------------------------------------------------------------------------------------------
   Total Current Liabilities                                                                       664,302      658,734
 Long-term Obligations                                                                              24,275       39,099
 Minority Interests                                                                                  5,446        4,111
 Commitments and Contingencies (Note 6)                                                                 --           --
- ------------------------------------------------------------------------------------------------------------------------
 Shareholders' Equity
  Preferred stock, $.001 par value -- 10,000,000 shares authorized;
   no shares outstanding, and 9,900,000 shares available for issuance                                   --           --
  Common stock, $.01 par value -- 500,000,000 shares authorized;
   172,831,000 and 169,100,000 issued and outstanding                                                1,728        1,691
  Additional paid-in capital                                                                       752,472      659,359
  Retained earnings                                                                              2,085,056      424,468
  Deferred compensation                                                                                (35)        (108)
  Net unrealized holding losses on investments available for sale, net of income tax effects       (43,765)          --
- ------------------------------------------------------------------------------------------------------------------------
   Total Shareholders' Equity                                                                    2,795,456    1,085,410
- ------------------------------------------------------------------------------------------------------------------------
   Total Liabilities and Shareholders' Equity                                                   $3,489,479   $1,787,354
- ------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements
/1/ As restated. See Note 1.

Consolidated Statements of Changes in Shareholders' Equity


                                                                                                       Net Unrealized
                                                                                                       Holding Losses
                                            Common Stock       Additional                              on Investments
                                         --------------------    Paid-In    Retained      Deferred      Available for
                                         Shares        Amount    Capital    Earnings    Compensation        Sale          Total
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                   (in thousands, except per share data)
- ------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1991/1/          151,326      $1,513      $340,850     $   84,995       $(562)      $     --    $  426,796
 Issuance of Common Stock
  Public offering                         11,541         116       231,848             --          --             --       231,964
  Stock issued pursuant to stock
   plans and related tax benefits          3,206          32        34,407             --        (117)            --        34,322
 Amortization                                 --          --            --             --         308             --           308
 Cash Dividend ($0.0075 per share)            --          --            --         (1,078)         --             --        (1,078)
 Net Earnings                                 --          --            --        130,591          --             --       130,591
- ------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1992/1/          166,073       1,661       607,105        214,508        (371)            --       822,903
 Issuance of Common Stock Pursuant to
  Stock Plans and Related Tax Benefits     3,027          30        52,254             --          26             --        52,310
 Amortization                                 --          --            --             --         237             --           237
 Cash Dividend ($0.015 per share)                         --            --         (2,118)         --             --        (2,118)
 Net Earnings                                 --          --            --        212,078          --             --       212,078
- ------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993/1/          169,100       1,691       659,359        424,468        (108)            --     1,085,410
 Issuance of Common Stock Pursuant to
  Stock Plans and Related Tax Benefits     3,731          37        93,113             --          --             --        93,150
 Change in Net Unrealized Holding
  Losses on Investments Available
  for Sale, net of income tax effects         --          --            --             --          --        (43,765)      (43,765)
 Amortization                                 --          --            --             --          73             --            73
 Cash Dividend ($0.03 per share)              --          --            --         (4,626)         --             --        (4,626)
 Net Earnings                                 --          --            --      1,665,214          --             --     1,665,214
- ------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994             172,831      $1,728      $752,472     $2,085,056       $ (35)      $(43,765)   $2,795,456
- ------------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements
/1/ As restated. See Note 1.

Consolidated Statements of Cash Flows


                                                                               Year ended December 31,
                                                                        ------------------------------------
                                                                           1994        1993/1/      1992/1/
- ------------------------------------------------------------------------------------------------------------
                                                                                    (in thousands)
Operating Activities
 Net Earnings                                                           $ 1,665,214   $ 212,078   $ 130,591
 Non Cash Items
   Depreciation and amortization                                             64,079      50,628      34,246
   Gain on sale of subsidiaries, net                                     (1,377,075)    (14,982)         --
   Other                                                                     (4,267)     (1,444)      6,290
 Net Change in Other Operating Items, net of effects
  from acquisitions and sale of subsidiaries
   Accounts receivable and other current assets                             (24,486)    (45,493)    (13,998)
   Medical costs payable                                                    (17,931)     91,391      68,579
   Accounts payable                                                         (44,418)      4,884      11,109
   Accrued expenses                                                          65,851      45,070       5,347
   Unearned premiums                                                           (710)      7,886      17,414
- ------------------------------------------------------------------------------------------------------------
    Cash Flows from Operating Activities                                    326,257     350,018     259,578
- ------------------------------------------------------------------------------------------------------------

Investing Activities
 Cash Received from Sale of Subsidiaries, net of cash
  surrendered and other effects                                           2,298,819      18,412          --
 Cash Paid for Income Taxes and Transaction Costs Related
  to Sale of Diversified                                                   (836,253)         --          --
 Cash Paid for Acquisitions, net of cash assumed and other effects          (51,442)   (102,177)    (70,147)
 Net Purchases of Property and Equipment                                    (79,609)    (68,086)    (37,145)
 Purchases of Investments Available for Sale                             (1,334,654)         --          --
 Maturities/Sales of Investments Available for Sale                         956,808          --          --
 Purchases of Investments Held to Maturity                                  (20,205)         --          --
 Maturities of Investments Held to Maturity                                   8,005          --          --
 Purchases of Long-term Investments                                              --    (964,314)   (970,935)
 Maturities/Sales of Long-term Investments/2/                                    --     607,170     558,682
 Net Maturities of Short-term Investments/2/                                     --     109,284     110,393
 Other                                                                       (2,373)    (12,519)    (19,492)
- ------------------------------------------------------------------------------------------------------------
    Cash Flows from (Used for) Investing Activities                         939,096    (412,230)   (428,644)
- -------------------------------------------------------------------------------------------------------------
Financing Activities
 Net Proceeds from Public Offering of Common Stock                               --          --     231,964
 Net Proceeds from Stock Option Exercises                                    48,609      22,024      15,539
 Payment of Long-term Obligations                                           (18,547)    (10,464)    (12,708)
 Dividends Paid                                                              (4,626)     (2,118)     (1,078)
- ------------------------------------------------------------------------------------------------------------
    Cash Flows from Financing Activities                                     25,436       9,442     233,717
- ------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                          1,290,789     (52,770)     64,651
Cash and Cash Equivalents, Beginning of Period                              228,260     281,030     216,379
- ------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Period                                $ 1,519,049   $ 228,260   $ 281,030
- ------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements

/1/ As restated. See Note 1.

/2/ Does not include the reclassification of the current maturities of long-term investments to short-term investments of $126.6 million and $107.6 million in 1993 and 1992, respectively, which are non cash transactions. Also does not include the reclassification of $11.0 million and $11.6 million of long-term investments to restricted investments in 1993 and 1992, respectively.

Notes to Consolidated Financial Statements

1 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of United HealthCare Corporation (the Company) and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Basis of Presentation

As discussed further in Note 2, in two separate transactions, the Company acquired Complete Health Services, Inc. (Complete Health), and Ramsay-HMO Inc. (Ramsay) on May 31, 1994. Each of these acquisitions was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements and notes thereto have been restated to include the results of Complete Health and Ramsay for all periods presented.

Cash and Cash Equivalents and Investments

Cash and cash equivalents are highly liquid investments with an original maturity of three months or less. The fair value of cash and cash equivalents approximates carrying value because of the short maturity of the instruments. Investments with a maturity of less than one year are classified as short-term.
  At December 31, 1994, approximately $765.0 million of the Company's cash and investments was restricted under various state regulations which require certain of the Company's subsidiaries to retain cash generated from their operations. In addition, investments of $21.9 million at December 31, 1994, were held by trustees or state regulatory agencies to ensure adequate financial reserves exist as required by state regulatory agencies. Investment income earned on these investments accrues to the Company.
  Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No.115). The cumulative effect of adopting this statement was not significant.
  Following the criteria set forth in SFAS No. 115, the Company classifies investments held by trustees or agencies pursuant to state regulatory requirements as held to maturity based on the Company's ability and intent to hold these investments to maturity. Such investments are presented at amortized cost. All other investments are classified as available for sale and are reported at fair value based on quoted market prices, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of income tax effects. For purposes of calculating realized gains and losses on the sale of investments available for sale, the amortized cost of each investment sold is used. The Company has no trading securities.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the respective assets.

Intangible Assets

Intangible assets consist principally of costs in excess of net assets of businesses acquired which are amortized on a straight-line basis over 40 years. The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its costs in excess of net assets of businesses acquired.
  Also included in intangible assets are costs incurred in connection with the development of computer software applications to support the management services provided by the Company. These costs are amortized using the straight-line method over their estimated useful lives or five years, whichever is shorter.

Revenue Recognition

Premium revenues from the Company's majority owned subsidiaries are recognized in the period in which enrolled members are entitled to receive health care services. Premiums received prior to such period are recorded as unearned premiums. Management services revenues are recognized in the period the related services are performed.

Medical Costs

Medical costs includes claims paid, claims in process and pending, and unreported claims and charges by physicians, hospitals and other health care providers for services rendered to enrolled members during the period. Medical cost adjustments to prior period estimates are reflected in the current period.

Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on the Company's various income tax returns for the year reported.

  Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes." The cumulative effect of adopting this statement and its impact on the Company's consolidated results of operations was not significant.

Net Earnings Per Share

Net earnings per share is determined using the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of outstanding stock options.
  As discussed in Note 4, net earnings per share for all periods presented have been restated to reflect the February 23, 1994, two-for-one stock split.

Reclassifications

Certain 1992 and 1993 amounts in the consolidated financial statements have been reclassified to conform with the 1994 presentation. These reclassifications had no effect on net earnings or shareholders' equity as previously reported.

2 Acquisitions and Dispositions

Acquisitions

On January 3, 1995, the Company completed its acquisition of GenCare Health Systems, Inc. (GenCare), a health plan based in St. Louis, Missouri, which served 230,000 members at the time of acquisition. The total purchase price of the acquisition was $515.4 million in cash. The acquisition will be accounted for using the purchase method of accounting. Accordingly, the purchase price will be allocated to assets and liabilities based on their estimated fair values at the date of acquisition. The purchase price and costs associated with the acquisition will exceed the estimated fair value of net assets acquired by $490.0 million and will be amortized on a straight-line basis over 40 years.
  On May 31, 1994, the Company's acquisition of Complete Health was completed. Complete Health, based in Birmingham, Alabama, owned or operated health plans in Alabama, Louisiana, Tennessee, Arkansas, Georgia, Mississippi and Florida which served 272,000 members at the time of acquisition. In connection with the transaction, the Company issued 5,038,000 shares of common stock in exchange for all the outstanding common and preferred shares of Complete Health.
  Also on May 31, 1994, the Company's acquisition of Ramsay was completed. Ramsay, based in Coral Gables, Florida, owned and operated a predominantly staff model health plan serving 177,000 members in South and Central Florida at the time of acquisition. In connection with the transaction, the Company issued 11,176,000 shares of common stock in exchange for all the outstanding common shares of Ramsay.
  In connection with the Complete Health and Ramsay acquisitions, the Company incurred nonrecurring, non-operating merger costs of $35.9 million ($22.3 million or $0.13 per share after income taxes). Each acquisition was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements and notes thereto have been restated to include the results of Complete Health and Ramsay for all periods presented.
  Separate and combined results of the Company, Complete Health and Ramsay for the periods prior to consummation of the merger were as follows:


                     January 1, 1994  Year Ended December 31,
                         through      -----------------------
                      May 31, 1994       1993        1992
- -------------------------------------------------------------
                                  (in thousands)
- -------------------------------------------------------------
Total Revenues
 The Company           $1,203,945     $2,527,325  $1,759,865
 Complete Health          145,803        268,806     205,306
 Ramsay                   178,160        319,071     235,465
- -------------------------------------------------------------
   Combined            $1,527,908     $3,115,202  $2,200,636
- -------------------------------------------------------------
Net Earnings (Loss)
 The Company           $1,487,003/1/  $  194,574  $  125,657
 Complete Health            2,342          2,774      (4,123)
 Ramsay                     8,344         14,730       9,057
- -------------------------------------------------------------
   Combined            $1,497,689     $  212,078  $  130,591
- -------------------------------------------------------------

/1/ Includes an extraordinary net gain of $1.38 billion related to the Company's
    May 1994 sale of Diversified Pharmaceutical Services, Inc. Non-operating merger costs of $22.3 million after income taxes were recorded in June 1994.

  On August 31, 1993, the Company acquired HMO America, Inc. (HMOA), the parent company of a health plan in Chicago, Illinois, which served 290,000 members at the time of acquisition. In connection with the transaction, the Company issued 13,128,000 shares of common stock in exchange for all the outstanding common and preferred shares of HMOA and incurred nonrecurring, non-operating merger costs of $14.9 million. The acquisition was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements and notes thereto include the results of HMOA for all periods presented.
  Effective January 29, 1993, the Company acquired all of the issued and outstanding common stock of Western Ohio Health Care Corporation, a health plan in Dayton, Ohio, which served 182,600 members at the time of acquisition. The total purchase price of the acquisition was $100.1 million in cash. The acquisition was accounted for using the purchase method of accounting and resulted in cost in excess of net assets acquired of $76.3 million.
  Effective January 2, 1992, the Company acquired all of the issued and outstanding common stock of Physicians Health Plan Corporation, the parent company of a health plan in

Columbus, Ohio, which served 154,000 members at the time of the acquisition. The total purchase price of the acquisition was $89.0 million in cash. The acquisition was accounted for using the purchase method of accounting and resulted in cost in excess of net assets acquired of $54.0 million.

Dispositions

On May 27, 1994, the Company completed the sale of 100% of the outstanding common stock of Diversified Pharmaceutical Services, Inc. (Diversified), then a wholly owned subsidiary of the Company, to SmithKline Beecham Corporation (SmithKline), the U.S. operating subsidiary of London-based SmithKline Beecham plc., a pharmaceutical manufacturer. In connection with the sale, the Company received $2.30 billion in cash and recognized a $1.38 billion extraordinary gain after transaction costs and income taxes. Under a six-year management services agreement, SmithKline will pay the Company a management fee for certain administrative and management services to be provided by the Company to Diversified and for exclusive rights among pharmaceutical and medical diagnostic companies to access certain data utilized in Diversified's ongoing business. During the same six-year period, Diversified and SmithKline also will provide the Company, subject to competitive cost and quality considerations, the Diversified drug benefit management services that the Company requires in its health plan and other operations. At the end of the six-year period, the parties will consider continuation of the contract.
  Had the Diversified sale occurred on January 1, 1993, combined unaudited pro forma results for the years ended December 31, 1994 and 1993, excluding the extraordinary gain on such sale, would have been: revenues -- $3.74 billion and $3.08 billion; net earnings -- $275.5 million and $192.5 million; net earnings per share -- $1.57 and $1.12. These pro forma results include the estimated effects on the Company's operations of the management services agreement between the Company and SmithKline but do not take into consideration any reinvestment of the net proceeds from the sale. These pro forma results also include non-operating merger costs related to the Complete Health and Ramsay acquisitions.
  On July 30, 1993, the Company completed the sale of its 26,800 member United HealthCare of Iowa, Inc. subsidiary, for which it received $19.8 million. As a result of the transaction, a one time, non-operating gain of $15.0 million was recognized in 1993.

 3 Cash and Investments

As of December 31, 1994, the amortized cost, gross unrealized holding gains and losses and fair value of the Company's cash and investments were as follows (in thousands):

                                                         Gross         Gross
                                                       Unrealized   Unrealized
                                           Amortized    Holding       Holding       Fair
                                              Cost       Gains        Losses       Value
- -----------------------------------------------------------------------------------------
Cash and Cash Equivalents                  $1,519,049       $ --    $     --   $1,519,049
- -----------------------------------------------------------------------------------------
Investments Available for Sale
 U.S. Government and Agency                   393,776         19     (48,923)     344,872
 State and State Agency                       414,079        158     (10,404)     403,833
 Municipalities and Local Agency              408,433        262      (9,932)     398,763
 Corporate Bonds                               48,320         14      (1,787)      46,547
 Other                                         34,404          1          (1)      34,404
- -----------------------------------------------------------------------------------------
   Total Investments Available for Sale     1,299,012        454     (71,047)   1,228,419
- -----------------------------------------------------------------------------------------
Investments Held to Maturity
 U.S. Government and Agency                    11,876         14        (413)      11,477
 State and State Agency                         4,801          1        (121)       4,681
 Municipalities and Local Agency                1,262         43          --        1,305
 Corporate Bonds                                2,573         --          --        2,573
 Other                                          1,410         --          --        1,410
- -----------------------------------------------------------------------------------------
   Total Investments Held to Maturity          21,922         58        (534)      21,446
- -----------------------------------------------------------------------------------------
   Total Cash and Investment               $2,839,983       $512    $(71,581)  $2,768,914
- -----------------------------------------------------------------------------------------


As of December 31, 1994, the contractual maturities of the Company's cash and investments were as follows:

Years to Maturity

                                               Less Than        One to      Over Five to    Over Ten
                                               One Year       Five Years      Ten Years       Years
- -----------------------------------------------------------------------------------------------------
At Amortized Cost:
 Cash and Cash Equivalents                     $1,519,049      $     --      $    --       $     --
 Investments Available for Sale                   138,626       963,916       113,801       82,669
 Investments Held to Maturity                       8,359        11,015         2,467           81
- -----------------------------------------------------------------------------------------------------
  Total Cash and Investments                   $1,666,034      $974,931      $116,268      $82,750
- -----------------------------------------------------------------------------------------------------
At Fair Value:
 Cash and Cash Equivalents                     $1,519,049      $     --      $     --      $    --
 Investments Available for Sale                   135,286       939,564       101,662       51,907
 Investments Held to Maturity                       8,361        10,653         2,376           56
- -----------------------------------------------------------------------------------------------------
  Total Cash and Investments                   $1,662,696      $950,217      $104,038      $51,963
- -----------------------------------------------------------------------------------------------------

Mortgage backed securities which do not have a single maturity date have been presented in the above tables based on their estimated maturity dates.

 4 Shareholders' Equity

Dividends

On February 13, 1995, the Company's Board of Directors approved an annual dividend for 1995 of $0.03 per share to holders of the Company's common stock. This dividend will be paid on April 15, 1995, to shareholders of record at the close of business on April 1, 1995.

Stock Split

On February 10, 1994, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend for all shares of the Company's common stock outstanding as of February 23, 1994. All share and per share data have been restated for all periods presented to reflect the stock split.

Stock Grants and Options

The Company has stock and incentive plans (Stock Plans) for the benefit of all eligible employees of the Company and its subsidiaries. As of December 31, 1994, the Stock Plans allow for the future granting of up to 3,024,000 shares as incentive or non-qualified stock options, stock appreciation rights, restricted stock awards and performance awards to employees and consultants of the Company. Additionally, as of December 31, 1994, the Stock Plans allow for the future granting of up to 144,000 non-qualified stock options to individuals on the Company's Board of Directors who are not otherwise employed by the Company.
  The Company had 9,600 shares of restricted stock outstanding at December 31, 1994, and none were granted during 1994.

Stock Option Transactions


                                     1994           1993              1992
- ------------------------------------------------------------------------------
                                              (shares in thousands)
- ------------------------------------------------------------------------------
Outstanding, beginning of year        12,692          10,292            11,339
 Granted                               3,390           5,462             2,134
 Exercised                            (3,509)         (2,615)           (2,905)
 Forfeited                              (772)           (447)             (276)
- ------------------------------------------------------------------------------
Outstanding, end of year              11,801          12,692            10,292
- ------------------------------------------------------------------------------
Exercisable                            3,554           4,361             3,680
Price Range:
 Exercisable Shares             $0.88--49.50    $0.61--28.44      $0.30--22.66
 Exercised Shares               $0.61--38.63    $0.30--15.53      $ 0.30--4.78
- -----------------------------------------------------------------------------

  The Company recorded $44.5 million, $30.3 million and $18.8 million in 1994, 1993 and 1992, respectively, to additional paid-in capital to reflect the tax benefit received by the Company upon the exercise of nonqualified stock options and the vesting of restricted stock.

Employee Stock Ownership Plan

The Company has an unleveraged Employee Stock Ownership Plan (ESOP) for the benefit of all eligible employees of the Company and its subsidiaries. Company contributions to the ESOP are made at the discretion of the Board of Directors. Contributions of $2.0 million, $1.0 million and $0.75 million for the years ended December 31, 1994, 1993 and 1992, respectively, have been made to the ESOP.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan (ESPP) enables employees of the Company to subscribe for shares of common stock on semiannual offering dates at a purchase price which is the lesser of 85% of the fair market value of the shares on the first day or the last day of the semiannual period. Employee contri-butions to the ESPP were $5.8 million, $3.3 million and $2.0 million for 1994, 1993 and 1992, respectively. Pursuant to the ESPP, 145,000, 67,000 and 48,000 shares were issued to employees during 1994, 1993 and 1992 respectively. As of December 31, 1994, 255,000 shares are available for future issuances.

5 Income Taxes

Components of the Provision for Income Taxes


                                                      Year Ended December 31,
                                                ----------------------------------
                                                  1994         1993         1992
- ----------------------------------------------------------------------------------
                                                       (in thousands)
- ----------------------------------------------------------------------------------
Current
 Federal                                        $166,893     $106,575      $61,811
 State                                            22,495       19,469        8,790
- ----------------------------------------------------------------------------------
  Total Current                                  189,388      126,044       70,601
Deferred                                         (11,566)      (6,665)       1,459
- ----------------------------------------------------------------------------------
  Total Provision                               $177,822     $119,379      $72,060
- ----------------------------------------------------------------------------------

Reconciliation of Statutory to
Effective Income Tax Rate


                                                       Year Ended December 31,
                                                    ---------------------------
                                                     1994       1993       1992
- -------------------------------------------------------------------------------
Federal statutory rate                                35%        35%        34%
State income taxes, net of
 federal benefit                                       3          4          4
Tax-exempt investment income                          (2)        (2)        (2)
Other, net                                             2         (1)        (1)
- -------------------------------------------------------------------------------
 Effective Income Tax Rate                            38%        36%        35%
- -------------------------------------------------------------------------------


Components of Deferred Income Tax
Assets and Liabilities


                                                            December 31,
                                                ----------------------------------
                                                  1994                      1993
- ----------------------------------------------------------------------------------
Deferred Income Tax Assets:
 Unrealized loss on investments
  available for sale                            $ 26,825                   $    --
 Medical costs payable                            15,790                    13,891
 Integration expenses                              9,159                       832
 Bad debt allowance                                4,093                     3,815
 Loss reserve discounting                          2,619                     2,720
 Federal tax carryforwards                         2,291                     1,817
 Deferred compensation                             1,710                       938
 Accrued expenses                                  1,701                     1,817
 Self insurance                                      833                     1,284
 Unearned premiums                                   759                     1,397
 Depreciation                                        209                        --
 Other                                             5,957                     5,532
- ----------------------------------------------------------------------------------
 Total Deferred Income Tax Assets                 71,946                    34,043
- ----------------------------------------------------------------------------------
Valuation Allowance                               (2,291)                   (1,817)
- ----------------------------------------------------------------------------------
Deferred Income Tax Liabilities:
 Development costs                                (9,426)                   (8,110)
 Depreciation                                         --                    (1,698)
- ----------------------------------------------------------------------------------
 Total Deferred Income Tax Liabilities            (9,426)                   (9,808)
- ----------------------------------------------------------------------------------
Net Deferred Income Taxes                       $ 60,229                   $22,418
- ----------------------------------------------------------------------------------

  Deferred income tax assets, net of the valuation allowance, are included in other current assets and deferred income tax liabilities are included in other long-term obligations in the accompanying consolidated balance sheets. The change in net deferred income taxes is primarily the result of the deferred income tax benefit for the year ended December 31, 1994, and the income tax effects of net unrealized holding losses on investments available for sale.
  Income taxes paid were $935.0 million ($801.7 million attributable to the sale of Diversified), $90.8 million and $57.8 million in 1994, 1993 and 1992, respectively.
  At December 31, 1994, the Company had federal net operating loss carryforwards for financial reporting and tax purposes of approximately $6.1 million and $3.3 million, respectively, expiring through 2002. Realization of the tax benefit from all carryforwards is dependent upon certain limitations under the Internal Revenue Code of 1986, as amended. The realization of the tax benefit from all carryforwards also is dependent upon future consolidated earnings as well as separate company earnings from the subsidiaries which generated the losses. The Company has established a valuation allowance for the tax benefit of these carryforwards to reduce the deferred income tax assets to the amount that is more likely than not to be realized.
  The Company's consolidated income tax returns for fiscal years 1993, 1992 and 1991 are currently under examination by the Internal Revenue Service. The Company believes any adjustments which may result from this examination would not have a significant impact on its consolidated operating results or financial position.

 6 Commitments and Contingencies

Leases

The Company leases facilities, computer hardware and other equipment under long-term operating leases which are noncancellable and expire on various dates through 2003. Rent expense under all operating leases was $41.4 million, $33.0 million and $28.0 million for 1994, 1993 and 1992, respectively.

  At December 31, 1994, future minimum annual lease payments under all noncancellable operating leases are as follows (in thousands):

                     Operating
                       Leases
- ------------------------------
1995                   $29,870
1996                    22,755
1997                    18,258
1998                    13,452
1999                     8,790
Thereafter               5,061


Legal Proceedings


The Company is involved in legal actions which arise in the ordinary course of its business. Although the outcomes of any such legal actions cannot be predicted, in the opinion of management, the resolution of these actions will not have a material adverse effect upon the consolidated financial position or results of operations of the Company.


7 Quarterly Financial Data (unaudited)

The following is a summary of unaudited quarterly results of operations (in thousands, except per share data) for the years ended December 31, 1994 and 1993:

                                                                              Quarters Ended
                                                      ----------------------------------------------------------
                                                        March 31           June 30     September 30  December 31
- ----------------------------------------------------------------------------------------------------------------
1994
Revenues                                                $903,556         $  939,465        $956,834     $969,027
Operating Expenses                                       788,847            816,812         825,370      831,806
Net Earnings Before Extraordinary Gain                    70,398             52,656/1/       80,842       84,243
Extraordinary Gain on Sale of Subsidiary, net                 --          1,377,075              --           --
Net Earnings                                              70,398          1,429,731          80,842       84,243
Net Earnings Per Share
 Earnings Before Extraordinary Gain                         0.40               0.30/1/         0.46         0.48
 Extraordinary Gain                                           --               7.85              --           --
 Net Earnings Per Share                                     0.40               8.15            0.46         0.48
Weighted Average Number of Common Shares Outstanding     174,507            175,490         176,038      176,573
- ----------------------------------------------------------------------------------------------------------------
1993
Revenues                                                $717,030         $  771,432        $799,140     $827,600
Operating Expenses                                       641,568            691,391         712,570      733,322
Net Earnings                                              47,156             50,510          54,825       59,587
Net Earnings Per Share                                      0.28               0.29            0.32         0.34
Weighted Average Number of Common Shares Outstanding     171,242            171,666         171,878      173,254
- ----------------------------------------------------------------------------------------------------------------

/1/ Includes merger costs incurred in connection with the Company's May 1994, acquisitions of Complete Health and Ramsay. These costs were $35.9 million ($22.3 million after income taxes), and reduced net earnings per share before extraordinary gain by $0.13. Excluding the effects of these merger costs, net earnings before extraordinary gain would have been $74.9 million ($0.43 per share).

Report of Independent
Public Accountants

To the Shareholders and Directors of
United Healthcare Corporation:

We have audited the accompanying consolidated balance sheets of United HealthCare Corporation (a Minnesota Corporation) and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1993 or 1992 financial statements of Complete Health Services, Inc. or Ramsay-HMO, Inc., companies acquired during 1994, or the 1992 financial statements of HMO America, Inc., a company acquired during 1993, in transactions accounted for as poolings of interests, as discussed in Note 2. Such statements are included in the consolidated financial statements of United HealthCare Corporation and reflect total assets and total revenues of 16.3 percent and 18.9 percent in 1993, and
16.4 percent and 20.0 percent in 1992, respectively, of the related consolidated totals. The aforementioned financial statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for those entities, is based soley upon the reports of the other auditors.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of United HealthCare Corporation and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Arthur Andersen LLP
Minneapolis, Minnesota
February 14, 1995

Investor Information

Corporate Headquarters

United HealthCare Corporation
300 Opus Center
9900 Bren Road East
Minnetonka, Minnesota  55343
(612) 936-1300

Independent Public Accountants

Arthur Andersen LLP
Minneapolis, Minnesota

Corporate Counsel

Dorsey & Whitney
Minneapolis, Minnesota

Trustee, Transfer Agent & Registrar

Norwest Bank Minnesota, N.A.
Minneapolis, Minnesota

Form 10-K

The company has filed an annual report with the Securities and Exchange Commission on Form 10-K. Shareholders may obtain a copy of this report, without charge, by writing:
 Investor Relations
 United HealthCare Corporation
 P.O. Box 1459, Route MN12-S246
 Minneapolis, Minnesota  55440-1459

Annual Meeting

The annual meeting of shareholders will be held at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota, on Wednesday, May 10, 1995, at 1 p.m.


Stock Listing

United HealthCare's common stock is traded on the New York Stock Exchange under the symbol UNH.

  The following table shows the range of high and low sales prices for the Company's common stock as reported on the New York Stock Exchange Composite Tape for the calendar periods indicated through February 28, 1995. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not represent actual transactions.


                                                                            High      Low
- -------------------------------------------------------------------------------------------
1994
First Quarter                                                              $47.50   $36.188
Second Quarter                                                              50.75    37.25
Third Quarter                                                               54.625   41.75
Fourth Quarter                                                              55.25    40.625
First Quarter 1995
 (through February 28, 1995)                                                49.88    41.75
- -------------------------------------------------------------------------------------------
1993
First Quarter                                                              $34.00   $20.00
Second Quarter                                                              32.625   22.81
Third Quarter                                                               35.31    26.00
Fourth Quarter                                                              39.31    32.25
- -------------------------------------------------------------------------------------------

 As of February 28, 1995, the Company had 4,606 shareholders of record.


Dividend Policy

The company's dividend policy, established by its board of directors in August 1990, requires the board to review the company's audited consolidated financial statements following the end of each fiscal year and make a determination as to the advisability of declaring a dividend on the corporation's outstanding shares of common stock.
  Giving effect to the Company's two-for-one stock split in February 1994, shareholders of record on April 1, 1993, received an annual dividend for 1993 of $0.015 per share and shareholders of record on April 1, 1994, received an annual dividend for 1994 of $0.03 per share. On February 13, 1995, the Company's board of directors approved an annual dividend for 1995 of $0.03 per share to holders of the Company's common stock. This dividend will be paid to shareholders of record at the close of business on April 3, 1995.