Form 10-K, Exhibit 13
period 1996-12-31
UNITED HEALTHCARE CORP
filed 1997-03-28
CIK 731766

FINANCIAL HIGHLIGHTS

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                            ---------------------------------------------------------------------
                                                1996            1995          1994          1993          1992
------------------------------------------------------------------------------------------------------------------
                                                             (in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS
Revenues                                    $10,073,790    $5,670,878    $3,768,882    $3,115,202    $2,200,636
Earnings from Operations                    $   596,410(1) $  460,785(2) $  506,047    $  336,351    $  207,306
------------------------------------------------------------------------------------------------------------------
Net Earnings Before
  Extraordinary Gain                        $   355,637(1) $  285,964(2) $  288,139(3) $  212,078    $  130,591
Extraordinary Gain on Sale of
  Subsidiary, net                                  --             --      1,377,075         --           --
------------------------------------------------------------------------------------------------------------------
Net Earnings                                $   355,637(1) $  285,964(2) $1,665,214    $  212,078    $  130,591
Convertible Preferred Stock Dividends            28,752         7,188         --            --           --
------------------------------------------------------------------------------------------------------------------
Net Earnings Applicable to
  Common Shareholders                       $   326,885    $  278,776    $1,665,214   $   212,078    $  130,591
------------------------------------------------------------------------------------------------------------------
Net Earnings Per Common Share
  Net Earnings Before
    Extraordinary Gain                      $     1.76(1) $     1.57(2)  $    1.64(3) $      1.23    $     0.79
  Extraordinary Gain                             --             --            7.86        --             --
------------------------------------------------------------------------------------------------------------------
  Net Earnings                              $     1.76(1) $     1.57(2)  $    9.50    $     1.23     $     0.79
------------------------------------------------------------------------------------------------------------------
Dividends Per Share
Common Stock                                $     0.03    $     0.03     $    0.03    $    0.015     $   0.0075
Convertible Preferred Stock                 $    57.50    $    14.38         --            --            --
Weighted-average Number of
  Common Shares Outstanding                    185,845       177,443       175,209       171,739        166,091
------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL POSITION (AT YEAR END)
Cash and Investments                        $3,452,261    $3,078,395    $2,769,390    $1,169,433     $  923,576
Total Assets                                $6,996,630    $6,160,986    $3,489,479    $1,787,354     $1,321,174
Long-term Obligations                       $   29,443    $   31,152    $   24,275    $   39,099     $   24,132
Shareholders' Equity                        $3,823,087    $3,188,020    $2,795,456    $1,085,410     $  822,903
------------------------------------------------------------------------------------------------------------------

    Financial Highlights should be read in conjunction with Financial Review and Consolidated Financial Statements and notes thereto included in this Annual Report.

1 Excluding the non-operating merger costs associated with the acquisition of HealthWise of America, Inc. of $14.9 million ($9.1 million after tax, or $0.05 per common share) and the provision for future losses on two multi-year contracts of $45.0 million ($27.4 million after tax, or $0.15 per common share), 1996 earnings from operations and net earnings would have been $641.4 million and $392.2 million, or $1.96 per common share.

2 Excluding restructuring charges of $153.8 million ($96.9 million after tax, or $0.55 per common share) associated with the acquisition of The MetraHealth Companies, Inc., 1995 earnings from operations and net earnings would have been $614.6 million and $382.9 million, or $2.12 per common share.

3 Excluding the non-operating merger costs of $35.9 million ($22.3 million after income taxes, or $0.13 per common share) incurred in connection with the acquisitions of Complete Health Services, Inc. and Ramsay-HMO, Inc., 1994 net earnings before extraordinary gain would have been $310.4 million, or $1.77 per common share.


________________________________________________________________________________
18          United HealthCare - 1996 Annual Report

FINANCIAL REVIEW

    The Company has completed several recent transactions which affect the year-to-year comparability of its consolidated financial position and results of operations. The most significant of these transactions was the Company's October 2, 1995, acquisition of The MetraHealth Companies, Inc. (MetraHealth). MetraHealth was formed in January 1995 by combining the group health care operations of Metropolitan Life Insurance Company and The Travelers Insurance Group. At the time of acquisition, MetraHealth served over 10 million individuals, including 5.9 million in network-based care programs, 469,000 of whom were health plan members.

    In addition to MetraHealth, the Company acquired four other companies during 1996 and 1995 with health plan operations. On April 12, 1996, the Company acquired HealthWise of America, Inc. (HealthWise), a health care management company that owned or operated health plans in Maryland, Kentucky, Tennessee and Arkansas serving 154,000 members at the time of acquisition.

    On March 29, 1996, the Company acquired PHP, Inc. (PHP), a health plan based in Greensboro, North Carolina, serving 132,000 members at the time of acquisition. On February 28, 1995, the Company acquired Group Sales and Services of Puerto Rico, Inc. (Group Sales), a health plan based in San Juan, Puerto Rico, serving 135,000 members at the time of acquisition. On January 3, 1995, the Company acquired GenCare Health Systems, Inc. (GenCare), a health plan based in St. Louis, Missouri, serving 230,000 members at the time of acquisition.

    The acquisition of HealthWise was accounted for as a pooling of interests; however, the Company's consolidated financial results were not restated because the effects of the acquisition on the Company's consolidated financial statements were not material. The MetraHealth, PHP, Group Sales and GenCare acquisitions were accounted for as purchase transactions. Accordingly, only the post-acquisition results of all of these acquired companies are included in the Company's consolidated financial statements.

    This Financial Review should be read in conjunction with the accompanying Consolidated Financial Statements and notes thereto.


SUMMARY OPERATING INFORMATION

                                                         1996                           1995                 1994
                                          --------------------------------------------------------------------------
                                            AMOUNT OR          PERCENT         Amount or      Percent     Amount or
                                             PERCENT     INCREASE (DECREASE)    Percent      Increase      Percent
--------------------------------------------------------------------------------------------------------------------
                                                                        (in thousands)
--------------------------------------------------------------------------------------------------------------------
Revenues                                  $ 10,073,790(1)         78%          $5,670,878(2)      51%     $3,768,882(3)
Net Operating Earnings                    $    392,217(1)          2%          $  382,864(2)      23%     $  310,439(3)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Medical Costs to Premium Revenues                 84.0%(1)                          79.7%                      78.3%
SG&A Expenses to Total Revenues                   21.5%                             18.2%(2)                   14.7%
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Enrollment (at year end)
  Health Plan Products
    Commercial                                    4,100(4)          36%              3,005(4)     68%          1,791(4)
    Medicaid                                        525             49%                352        24%            285
    Medicare                                        230             55%                148        36%            109
---------------------------------------------------------------------------------------------------------------------
      Total Health Plan Products                  4,855             39%              3,505        60%          2,185
  Other Network-Based Products                    5,674(4)          (1)%             5,738(4)     --              67(4)
  Indemnity Products                              3,249(4)         (26)%             4,367(4)     --          --
---------------------------------------------------------------------------------------------------------------------
Total Enrollment                                 13,778              1%             13,610       504%          2,252
---------------------------------------------------------------------------------------------------------------------

1 Amounts include post-acquisition operating results of PHP, Inc. acquired on March 29, 1996, and HealthWise of America, Inc. acquired on April 12, 1996. Amounts exclude merger costs of $14.9 million ($9.1 million after tax) associated with the acquisition of HealthWise and the provision for future losses on two multi-year contracts of $45.0 million ($27.4 million after tax).

2 Amounts include post-acquisition operating results of GenCare Health Systems, Inc., acquired on January 3, 1995; Group Sales and Services of Puerto Rico, Inc., acquired on February 28, 1995; and The MetraHealth Companies, Inc., acquired on October 2, 1995. Amounts exclude restructuring charges of $153.8 million ($96.9 million after tax) associated with the MetraHealth acquisition.

3 Amounts exclude merger costs of $35.9 million ($22.3 million after tax) associated with the May 1994 acquisitions of Complete Health Services, Inc. and Ramsay-HMO, Inc. The results of Complete Health and Ramsay are included for the full year in accordance with pooling-of-interests accounting.

4 Amounts include both fully insured and self-funded enrollment. End of year self-funded enrollment was as follows: Commercial HealthPlan
    Products--313,000 in 1996, 243,000 in 1995, and 123,000 in 1994. Other
    Network-Based Products--4,955,000 in 1996, 5,038,000 in 1995, and 67,000 in
    1994; Indemnity Products--2,664,000 in 1996 and 3,385,000 in 1995.


________________________________________________________________________________
                              United HealthCare - 1996 Annual Report          19

RESULTS OF OPERATIONS

    REVENUES -- Premium revenues in 1996 of $8.50 billion increased $3.57 billion, or 72%, compared to 1995. Excluding the effects of the Company's acquisitions of MetraHealth, HealthWise and PHP, the increase in 1996 premium revenues over 1995 was 28%, reflecting year-over-year total health plan enrollment growth of 30% and an average year-over-year premium rate increase on renewing commercial groups of approximately 1% to 2%.

    Premium revenues in 1995 were $4.93 billion, a 46% increase over 1994. Excluding the effects of the Company's 1995 acquisitions of MetraHealth, Group Sales and GenCare, the increase in 1995 premium revenues over 1994 was 19%, reflecting year-over-year health plan enrollment growth of 21% and an average premium rate increase on renewing commercial groups of approximately 1% to 2%.

    The effect of year-over-year enrollment growth (excluding acquisitions) and average premium rate increases was not fully realized in the corresponding increases in 1996 and 1995 premium revenues due to changes in customer mix. Much of the enrollment growth in 1996 and 1995 had been in health plan small group products which generally are characterized as having lower benefits (and therefore lower premiums) than the Company's other commercial health plan products.

    New and renewal commercial health plan premium rates generally are established by the Company based on anticipated health care costs. Over the past several years, the Company had been able to effectively manage health care costs and maintain the rate at which its health care costs had grown within the commercial health plan line of business to low single-digit percentage increases. Commercial health plan premium rates were set accordingly. However, a number of factors contributed to an adverse relationship between the Company's 1996 commercial health plan premium rate increases and the corresponding increase in health care costs. Competition for commercial enrollment in certain of the Company's health plan markets had increased in recent years, particularly related to calendar year 1995 and January 1996 renewal business. The January renewal period is significant for the Company as approximately 45% of its existing commercial health plan enrollment renews in that month. In addition, when establishing premium rates for late 1995 and January 1996 new and renewing commercial health plan business, the Company believed that its commercial health plan health care cost trend for 1996 would be 1% to 2%, similar to the corresponding health care cost trend experienced in 1995.

    However, the Company now believes the current year-over-year health care cost trend experienced by its commercial health plan business in 1996 was 3% to 4%. Lastly, anticipated health care provider contract savings associated with the MetraHealth health plan products had not been realized in time to match the pricing decisions made for these products in late 1995 and into 1996. These products comprised approximately 15% of MetraHealth's total revenues in 1995. As a result of all of these factors, the health plan premium rates achieved by the Company during late 1995 and January 1996 were less than the corresponding increase in health care costs.

    The Company currently believes that the competitive premium environment has improved since January 1996. As a result, the Company has been able to realize 4% to 5% renewal rate increases in its commercial health plan business from February 1996 through January 1997, which more closely reflects the higher health care cost trend experienced by the Company for these products during 1996. New group pricing has been similarly increased. Depending on the level of future competition, customer acceptance of the Company's premium increases, or other factors, there can be no assurance that the Company's recent commercial health plan enrollment growth trends will continue or that the Company will be able to price its commercial health plan products consistent with the corresponding health care cost trends.

    As a result of its acquisition of MetraHealth, the Company had approximately 585,000 enrollees at December 31, 1996, in fully insured non-network-based indemnity products, primarily from small group employers. These products do not use health care cost containment measures similar to the Company's network-based products and, accordingly, are priced differently. In response to increased medical costs associated with these products, the Company instituted rate increases averaging from 10% to 20% during the second half of 1995 and all of 1996. These rating actions appear to have been sufficient to cover the corresponding increases in medical costs. As a result of these pricing decisions and other factors, the Company has seen enrollment decreases in the non-network based indemnity products and expects these decreases to continue throughout 1997. To the extent practicable, the Company will attempt to convert these enrollees to its network-based managed care products. While these recent rate increases were based on the Company's estimate of health care cost trends within the non-network-based products, there can be no assurance that these rate increases will be consistent with the related future health care cost experience.


________________________________________________________________________________
20          United HealthCare - 1996 Annual Report

    Management services and fee revenues in 1996 of $1.40 billion were two times more than the comparable 1995 revenues. Prior to the MetraHealth acquisition, these revenues were primarily comprised of administrative fees relating to services performed on behalf of the Company's managed health plans and fees generated by the Company's specialty managed care services. Excluding the effect of the Company's acquisitions of MetraHealth, HealthWise and PHP, the Company recorded management services and fee revenues in 1996 of $409.1 million, a 42% increase over 1995. The increase in management services and fee revenues can be attributed primarily to enrollment growth within the managed health plans and an increase in lives served by the specialty managed care services operations, most notably in the behavioral health and demand management businesses.

    The Company had approximately 7.9 million enrollees in self-funded products at December 31, 1996, most of which related to the former MetraHealth business. Under these funding arrangements, the Company receives a fee for the provision of administrative services and generally assumes no financial responsibility for health care costs associated with these products. The Company recorded management services and fee revenues related to the former MetraHealth self-funded products of $821.9 million in 1996, and $216.2 million in the fourth quarter of 1995.

    OPERATING EXPENSES -- The combination of the Company's pricing strategy and its medical management efforts are reflected in its medical expense ratio (the percent of premium revenues expensed as medical costs). The medical expense ratio increased from 78.3% in 1994 to 79.7% in 1995, and then to 84.6% in 1996. A portion of the sequential year-over-year increases in the medical expense ratio generally is attributable to the former MetraHealth products (included in 1996 results, but only in one quarter of 1995) which historically have had a higher medical expense ratio as compared to the Company's previous products. Had the MetraHealth products been included in the Company's financial results for all of 1995, the medical expense ratio would have been approximately 81%. The 1996 medical expense ratio also reflects the increasing health care cost trend of 3% to 4% as previously discussed. In particular, the Company experienced increases in some health care cost components within its health plan commercial products, led by outpatient services, physician utilization and prescription drugs. Decreases in inpatient hospital utilization in the health plans did not fully offset the increases in these other health care services. In addition, in the second quarter of 1996 the Company recorded a provision to cover the estimated losses expected to be incurred through the remaining term of two large, multi-year contracts in its St. Louis health plan of $45.0 million. These contracts cover approximately 23% of the health plan's total commercial insured enrollment and run through 1998. Excluding the contract loss provision, the 1996 medical expense ratio was 84.0%.

    The Company typically experiences a favorable downward seasonal trend in health care utilization in the fourth quarter of any given year. However, this favorable trend was not as pronounced in the fourth quarter of 1996. The Company believes that this higher-than-expected health care utilization is attributable to regional outbreaks of influenza observed in certain health plans. As a result, the medical expense ratio in the fourth quarter of 1996 was 84.0%, comparable to the full year 1996 medical expense ratio, but slightly better than the 84.4% reported in the third quarter of 1996.

    Selling, general and administrative expenses as a percent of total revenues (the SG&A ratio) increased from 14.7% in 1994, to 18.2% in 1995, and then to 21.5% in 1996. As expected, the MetraHealth acquisition had a significant impact on the Company's selling, general and administrative expenses (in total dollars as well as a percentage of revenue) because a greater proportion of the former MetraHealth business consists of fee-based, self-funded products rather than products which generate full premium revenue. Since the MetraHealth acquisition at the beginning of the fourth quarter of 1995, the Company has successfully achieved selling, general and administrative efficiencies resulting in a decrease in the SG&A ratio from 24.2% in the fourth quarter of 1995 to 21.5% in 1996.

    Depreciation and amortization was $133.2 million in 1996, $94.5 million in 1995, and $64.1 million in 1994. Depreciation and amortization increased each year due to higher levels of capital expenditures in support of the growth in business and the amortization of goodwill and other intangible assets related to the recent acquisitions of MetraHealth, PHP, Group Sales and GenCare.

    In connection with its acquisition of MetraHealth, the Company developed a comprehensive plan to integrate the business activities of the combined companies. The plan encompassed, among other matters, the disposition, discontinuance and restructuring of certain businesses and product lines, and the recognition of certain asset impairments. In the fourth quarter of 1995, the Company recorded $153.8 million in restructuring charges associated with the plan. The restructuring charges did not cover certain aspects of the plan, including new information systems, anticipated operating losses from businesses to be discontinued, employee relocation, and training. These costs are being recognized in future periods as incurred.


________________________________________________________________________________
                              United HealthCare - 1996 Annual Report          21

    MERGER COSTS -- In connection with its April 1996 acquisition of HealthWise, the Company recorded non-operating merger costs of $14.9 million, consisting primarily of professional fees and other direct costs associated with the acquisition.

    EXTRAORDINARY GAIN ON SALE OF SUBSIDIARY -- On May 27, 1994, the Company sold Diversified Pharmaceutical Services, Inc., then a wholly owned subsidiary, to SmithKline Beecham Corporation for $2.30 billion in cash. In connection with this transaction, the Company recognized an extraordinary gain after transaction costs and income tax effects of $1.38 billion.

GOVERNMENT REGULATION

    The Company's primary business, offering health care coverage and health care management services, is heavily regulated at both the federal and state levels. The Company believes that it is in compliance in all material respects with the various federal and state regulations applicable to its current operations. To maintain such compliance, it may be necessary for the Company or one of its subsidiaries to make changes from time to time in its services, products, marketing methods, or organizational or capital structure.

    Government regulation of health care coverage products and services is a changing area of law that varies from jurisdiction to jurisdiction. Changes in applicable laws and regulations are continually being considered and the interpretation of existing laws and rules also may change from time to time. Regulatory agencies generally have broad discretion in promulgating regulations and in interpreting and enforcing laws and rules.

    While the Company is unable to predict what regulatory changes may occur or the impact on the Company of any particular change, the Company's operations and financial results could be negatively affected by regulatory revisions. Certain proposed changes in Medicare and Medicaid programs may increase the opportunities for the Company to enroll people under products developed for the Medicare-and Medicaid-eligible populations. Other proposed changes also may limit the reimbursement available to the Company and increase competition in those programs, which could adversely affect the Company's financial results. The continued consideration and enactment of "anti-managed care" laws and regulations, such as "any willing provider" laws and limits on utilization management, by federal and state bodies may make it more difficult for the Company to control medical costs and may adversely affect financial results.

    A number of jurisdictions have enacted small group insurance and rating reforms, which generally limit the ability of insurers and health plans to use risk selection as a method of controlling medical costs for small group business. These laws generally may limit or eliminate use of preexisting conditions exclusions, experience rating and industry class rating, and may limit the amount of rate increases from year to year. Under these laws, medical cost control through provider contracting and managing care may become more important, and the Company currently believes its experience in these areas will allow it to compete effectively.

    In addition to changes in applicable laws and rules, the Company is potentially subject to governmental investigations and enforcement actions. These include possible government actions relating to the federal Employee Retirement Income Security Act (ERISA), which regulates insured and self-insured health coverage plans offered by employers, and the Company's employers, the Federal Employees Health Benefit Plan (FEHBP), federal and state fraud and abuse laws, and laws relating to utilization management and the delivery of health care. Any such government action could result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including exclusion from participation in government programs. Although the Company is currently involved in various government audits, such as under the FEHBP or relating to services for ERISA plans, the Company currently does not believe the results of such audits will have a material adverse effect on the Company's financial position or results of operations.

INFLATION

    Although the general rate of inflation has remained relatively stable and health care cost inflation has declined in recent years, the national health care cost inflation rate still exceeds the general inflation rate. As mentioned previously, the Company believes the 1996 year-over-year health care cost trend experienced in its commercial health plan business was 3% to 4%.

    The Company uses various strategies to mitigate the negative effects of health care cost inflation, including setting commercial premiums based on its anticipated health care costs, risk-sharing arrangements with the Company's various health care providers, and other health care cost containment measures. Specifically, the Company's health plans attempt to control medical and hospital costs through contractual arrangements primarily with independent providers of health care services. Cost-effective delivery of health care services by such health care providers is achieved by emphasizing preventive health services, appropriate use of specialty referral services, and the reduction of unnecessary hospitalizations.


________________________________________________________________________________
22          United HealthCare - 1996 Annual Report

    While the Company currently believes its strategies to mitigate health care cost inflation will continue to be successful, competitive pressures, new health care product introductions, demands from providers and customers, applicable regulations or other factors may adversely affect the Company's ability to control the impact of health care cost increases. In addition, certain non-network-based products of the former MetraHealth business do not have similar health care cost containment measures as the Company's network-based managed care products. As a result, the Company is subject to more health care cost inflation risk with these products.

FINANCIAL CONDITION AND LIQUIDITY

    The Company's cash and investments increased from $3.08 billion at December 31, 1995, to $3.45 billion at December 31, 1996. The increase in cash and investments is primarily the result of cash generated from operations of $562.3 million, offset by net purchases of property and equipment of $165.2 million and cash used to settle certain purchase considerations associated with the Company's acquisition of MetraHealth. Under the terms of the acquisition, the former owners of MetraHealth were eligible to receive up to an additional $350.0 million if MetraHealth achieved certain 1995 operating results, as defined. During 1996, the Company paid $105.4 million in cash, including interest, as full settlement of the 1995 earnout.

    In addition, certain former owners of MetraHealth will be eligible to receive up to an additional $175.0 million in cash for each of 1996 and 1997 if the Company's post-acquisition combined net earnings for each of those years reaches certain specified levels. Based on combined 1996 operating results, the Company does not expect to make any such payment related to the 1996 earnout.

    Under applicable state regulations, several of the Company's subsidiaries are required to maintain specified capital levels to support their operations. After giving effect to these regulations and certain business considerations, the Company had approximately $848.6 million in cash and investments available for general corporate use at December 31, 1996.

    As described more fully in Note 3 to the consolidated financial statements, the Company acquired in separate transactions, HealthWise and PHP. These transactions were completed through the exchange of shares of the Company's common stock for all the outstanding shares of HealthWise and PHP, with the exception of transaction costs, did not require the use of cash.

    The Company continues to focus on expanding its health care programs to the Medicare population. In the past 12 months, the number of sites offering a Medicare health plan product increased from 8 to 19 sites. Over the same period, health plan Medicare enrollment grew 55%. The Company continues to invest in new markets and expects to have approximately 30 sites offering Medicare programs by year-end 1997. Significant expenditures must be incurred in connection with the introduction of a Medicare health plan product in a particular site. These start-up expenditures include a lengthy and detailed regulatory approval process, product-specific provider contracting and network configuration, high up-front sales and marketing costs, and staffing of service areas in advance of product sales. The Company expects to incur operating losses from its Medicare products in these start-up markets usually for the first 12 to 18 months until Medicare enrollment is sufficient to cover the corresponding administrative cost structure in each site.

    In February 1997, the Company completed a contract to deliver Medicare supplement insurance and develop an array of new products for the American Association of Retired Persons (AARP) beginning in January 1998. Under the terms of the 10-year contract, the Company's portion of the AARP insurance offerings represents approximately $4.0 billion in annual premium revenue from over 5 million policyholders (based on year-end 1996 figures).

    The Company currently believes its available cash resources will be sufficient to meet its current operating requirements and internal development and integration initiatives. In addition, the Company believes that, based on its current financial condition and results of operations, it would be able to finance additional cash requirements in the public or private markets, if necessary.

    There currently are no other material definitive commitments for future use of the Company's available cash resources; however, management continually evaluates opportunities to expand its operations, which includes internal development of new products and programs and may include additional acquisitions.


________________________________________________________________________________
                              United HealthCare - 1996 Annual Report          23

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1996          1995          1994
------------------------------------------------------------------------------------------------------------------
                                                                           (in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------
REVENUES
  Premiums                                                                $  8,490,304  $  4,931,355  $  3,376,238
  Management Services and Fees                                               1,398,217       579,707       274,616
  Investment and Other Income                                                  185,269       159,816       118,028
------------------------------------------------------------------------------------------------------------------
  Total Revenues                                                            10,073,790     5,670,878     3,768,882
------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Medical Costs                                                              7,179,679     3,930,933     2,643,107
  Selling, General and Administrative Costs                                  2,164,535     1,030,906       555,649
  Depreciation and Amortization                                                133,166        94,458        64,079
  Restructuring Charges                                                        --            153,796       --
------------------------------------------------------------------------------------------------------------------
  Total Operating Expenses                                                   9,477,380     5,210,093     3,262,835
------------------------------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                                                       596,410       460,785       506,047
  Interest Expense                                                                (592)         (771)       (2,163)
  Merger Costs                                                                 (14,968)      --            (35,940)
------------------------------------------------------------------------------------------------------------------

EARNINGS BEFORE INCOME TAXES, MINORITY INTERESTS AND
  EXTRAORDINARY GAIN                                                           580,850       460,014       467,944
  Provision for Income Taxes                                                  (224,598)     (170,205)     (177,822)
  Minority Interests in Net Earnings of Consolidated Subsidiaries                 (615)       (3,845)       (1,983)
------------------------------------------------------------------------------------------------------------------

NET EARNINGS BEFORE EXTRAORDINARY GAIN                                         355,637       285,964       288,139

EXTRAORDINARY GAIN ON SALE OF SUBSIDIARY,
  NET OF INCOME TAXES OF $808,758                                              --            --          1,377,075
------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                   355,637       285,964     1,665,214

CONVERTIBLE PREFERRED STOCK DIVIDENDS                                           28,752         7,188       --
------------------------------------------------------------------------------------------------------------------

NET EARNINGS APPLICABLE TO COMMON SHAREHOLDERS                            $    326,885  $    278,776  $  1,665,214
------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER COMMON SHARE BEFORE EXTRAORDINARY GAIN                   $       1.76  $       1.57  $       1.64

EXTRAORDINARY GAIN PER COMMON SHARE                                            --            --               7.86
------------------------------------------------------------------------------------------------------------------

NET EARNINGS PER COMMON SHARE                                             $       1.76  $       1.57  $       9.50
------------------------------------------------------------------------------------------------------------------

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                           185,845       177,443       175,209
------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements


________________________________________________________________________________
24          United HealthCare - 1996 Annual Report

                          CONSOLIDATED BALANCE SHEETS

                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                            1996          1995
------------------------------------------------------------------------------------------------------------------
                                                                    (in thousands, except share and per share data)
------------------------------------------------------------------------------------------------------------------
ASSETS
  Current Assets
    Cash and cash equivalents                                                           $  1,036,716  $    940,110
    Short-term investments                                                                   610,572       863,815
    Accounts receivable, net of allowances of $46,322 and $27,184                            605,801       550,313
    Assets under management                                                                  155,090       309,170
    Other                                                                                    331,485       203,713
------------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                                 2,739,664     2,867,121
  Long-term Investments                                                                    1,804,973     1,274,470
  Property and Equipment, net of accumulated depreciation
    of $275,355 and $149,514                                                                 312,984       267,652
  Goodwill and Other Intangible Assets, net of accumulated
    amortization of $136,700 and $76,203                                                   2,139,009     1,751,743
------------------------------------------------------------------------------------------------------------------
      Total Assets                                                                      $  6,996,630  $  6,160,986
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities
    Medical costs payable                                                               $  1,516,111  $  1,201,421
    Other policy liabilities                                                                 334,039       412,528
    Accounts payable                                                                          73,077        79,796
    Accrued expenses                                                                         491,297       566,770
    Unearned premiums                                                                        228,258       173,481
------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                            2,642,782     2,433,996
  Long-term Obligations and Minority Interests                                                30,761        38,970
  Convertible Preferred Stock                                                                500,000       500,000
  Commitments and Contingencies (Note 10)
------------------------------------------------------------------------------------------------------------------
  Shareholders' Equity
  Common stock, $.01 par value -- 500,000,000 shares authorized;
    184,865,000 and 175,215,000 issued and outstanding                                         1,849         1,752
  Additional paid-in capital                                                               1,148,039       822,429
  Retained earnings                                                                        2,680,191     2,358,640
  Net unrealized holding gains (losses) on investments available
    for sale, net of income tax effects                                                       (6,992)        5,199
------------------------------------------------------------------------------------------------------------------
      Total Shareholders' Equity                                                           3,823,087     3,188,020
------------------------------------------------------------------------------------------------------------------
      Total Liabilities and Shareholders' Equity                                        $  6,996,630  $  6,160,986
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements


________________________________________________________________________________
                              United HealthCare - 1996 Annual Report          25

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                NET UNREALIZED
                                                                                                 HOLDING GAINS
                                                  COMMON STOCK       ADDITIONAL                    (LOSSES)
                                             ----------------------    PAID IN    RETAINED      ON INVESTMENTS
                                              SHARES      AMOUNT       CAPITAL    EARNINGS    AVAILABLE FOR SALE      TOTAL
------------------------------------------------------------------------------------------------------------------------------
                                                                  (in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                   169,100   $   1,691    $ 659,359   $ 424,360        $  --            $1,085,410
  Issuance of Common Stock
    Stock Plans and Related Tax Benefits         3,731          37       93,113      --               --               93,150
  Change in Net Unrealized Holding
    Losses on Investments Available
    for Sale, net of income tax effects         --          --           --          --              (43,765)         (43,765)
  Amortization of Deferred Compensation         --          --           --              73           --                   73
  Cash Dividend
    Common Stock ($0.03 per share)              --          --           --          (4,626)          --               (4,626)
  Net Earnings                                  --          --           --       1,665,214           --            1,665,214
------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1994                   172,831       1,728      752,472   2,085,021          (43,765)       2,795,456
  Issuance of Common Stock
    Stock Plans and Related Tax Benefits         2,384          24       69,957      --               --               69,981
  Change in Net Unrealized Holding
    Gains on Investments Available
    for Sale, net of income tax effects         --          --           --          --               48,964           48,964
  Amortization of Deferred Compensation         --          --           --              35           --                   35
  Cash Dividends
    Common Stock ($0.03 per share)              --          --           --          (5,192)          --               (5,192)
    Convertible Preferred Stock
      ($14.38 per share)                        --          --           --          (7,188)          --               (7,188)
  Net Earnings                                  --          --           --         285,964           --              285,964
------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1995                  175,215       1,752      822,429    2,358,640            5,199        3,188,020
  Issuance of Common Stock
    Stock Plans and Related Tax Benefits        1,721          17       56,351        --               --              56,368
    1996 Acquisitions                           7,929          80      269,259        --               --             269,339
  Change in Net Unrealized Holding
    Losses on Investments Available
    for Sale, net of income tax effects         --          --           --          --              (12,191)         (12,191)
  Cash Dividends
    Common Stock ($0.03 per share)              --          --           --          (5,334)          --               (5,334)
    Convertible Preferred Stock
      ($57.50 per share)                        --          --           --         (28,752)          --              (28,752)
  Net Earnings                                  --          --           --         355,637           --              355,637
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                  184,865   $   1,849    $1,148,039  $2,680,191       $  (6,992)       $3,823,087
------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements


________________________________________________________________________________
26          United HealthCare - 1996 Annual Report

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED DECEMBER 31,
                                                                       -------------------------------------------
                                                                           1996           1995           1994
------------------------------------------------------------------------------------------------------------------
                                                                                     (in thousands)
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net Earnings                                                         $     355,637  $     285,964  $   1,665,214
  Non-cash Items
    Depreciation and amortization                                            133,166         94,458         64,079
    Non-cash restructuring charges                                          --              141,137       --
    Gain on sales of subsidiaries, net                                      --             --           (1,377,075)
    Provision for future losses                                               45,000       --             --
    Other                                                                     (7,920)        (5,724)        (4,267)
  Net Change in Other Operating Items, net of effects from
    acquisitions and sales of subsidiaries
    Accounts receivable and other current assets                            (137,431)       (25,079)       (24,486)
    Medical costs payable                                                    321,336        143,231        (17,931)
    Accounts payable                                                         (10,659)       (25,854)       (84,324)
    Accrued expenses and other current liabilities                          (190,557)      (189,163)       105,757
    Unearned premiums                                                         53,687         15,305           (710)
-------------------------------------------------------------------------------------------------------------------
      Cash Flows from Operating Activities                                   562,259        434,275        326,257
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Cash Paid for Acquisitions, net of cash assumed and other effects          (51,864)      (969,392)       (51,442)
  Cash Received from Sales of Subsidiaries, net of cash
    surrendered and other effects                                             --             --          2,298,819
  Cash Paid for Income Taxes and Transaction Costs Related
    to Sale of Subsidiary                                                     --             --           (836,253)
  Net Purchases of Property and Equipment                                   (165,223)      (109,230)       (79,609)
  Purchases of Investments Available for Sale                             (4,976,898)    (3,268,664)    (1,334,654)
  Maturities/Sales of Investments Available for Sale                       4,727,448      3,306,140        956,808
  Purchases of Investments Held to Maturity                                  (31,950)       (20,522)       (20,205)
  Maturities of Investments Held to Maturity                                  27,481         14,957          8,005
  Other                                                                       (1,504)           961         (2,373)

-------------------------------------------------------------------------------------------------------------------
      Cash Flows from (Used for) Investing Activities                       (472,510)    (1,045,750)       939,096
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Net Proceeds from Stock Option Exercises                                    41,563         41,374         48,609
  Payment of Long-term Obligations                                              (620)        (3,646)       (18,547)
  Dividends Paid
    Convertible Preferred Stock                                              (28,752)      --             --
    Common Stock                                                              (5,334)        (5,192)        (4,626)
-------------------------------------------------------------------------------------------------------------------
      Cash Flows from Financing Activities                                     6,857         32,536         25,436
-------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              96,606       (578,939)     1,290,789
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                               940,110      1,519,049        228,260
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                               $   1,036,716  $     940,110  $   1,519,049
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements


________________________________________________________________________________
                              United HealthCare - 1996 Annual Report          27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1   DESCRIPTION OF BUSINESS

    United HealthCare Corporation (the Company) is a national leader in offering health care coverage and related services through a broad continuum of products and services in all 50 states and Puerto Rico. The Company's products and services reflect a number of core capabilities, including medical information management, health benefit administration, risk assessment and pricing, health benefit design, and provider contracting and risk sharing. With these capabilities, the Company is able to provide comprehensive managed care services, such as health maintenance organizations, insurance and self-funded health care coverage products. The Company also offers unbundled health care management and cost containment products such as mental health and substance abuse services, utilization review services, specialized provider networks, and employee assistance programs.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION -- The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    These consolidated financial statements include some amounts that are based on management's best estimates and judgments. The most significant estimates relate to medical costs payable and other policy liabilities, intangible asset valuations and integration reserves relating to the Company's recent acquisitions. These estimates are subject to adjustment as more accurate information becomes available and any such adjustment could be significant.

    REVENUE RECOGNITION -- Premium revenues are recognized in the period in which enrolled members are entitled to receive health care services. Premiums received prior to such period are recorded as unearned premiums. Management services and fee revenues are recognized in the period the related services are performed.

    Premium revenues related to Medicare and Medicaid programs as a percentage of total premium revenues were 19% in 1996, 22% in 1995, and 26% in 1994.

    MEDICAL COSTS -- Medical costs include claims paid, claims in process and pending, and estimated unreported claims and charges by physicians, hospitals and other health care providers for services rendered to enrolled members during the period. Medical cost adjustments to prior period estimates are reflected in the current period.

    CASH AND CASH EQUIVALENTS AND INVESTMENTS -- Cash and cash equivalents are highly liquid investments with an original maturity of three months or less. The fair value of cash and cash equivalents approximates carrying value because of the short maturity of the instruments. Investments with a maturity of less than one year are classified as short-term.

    Investments held by trustees or agencies pursuant to state regulatory requirements are classified as held to maturity based on the Company's ability and intent to hold these investments to maturity. Such investments are presented at amortized cost. All other investments are classified as available for sale and are reported at fair value based on quoted market prices, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of income tax effects. For purposes of calculating realized gains and losses on the sale of investments available for sale, the amortized cost of each investment sold is used. The Company has no investments it classifies as trading securities.

    ASSETS UNDER MANAGEMENT -- In connection with its 1995 acquisition of The MetraHealth Companies, Inc. (MetraHealth) (see Note 3), the Company is administering certain aspects of the health care operations of MetraHealth's predecessor companies related to business expected to be conveyed to the Company pursuant to agreements effected in conjunction with the initial formation of MetraHealth. Upon conveyance to the Company, the associated assets will be invested in marketable securities in accordance with the Company's investment policy.


________________________________________________________________________________
28          United HealthCare - 1996 Annual Report

    OTHER POLICY LIABILITIES -- Other policy liabilities principally relate to experience-rated indemnity products written by MetraHealth or its predecessor companies and are comprised primarily of retrospective rate credit reserves and customer balances.

    Retrospective rate credit reserves represent premiums received in excess of claims and expenses charged under eligible contracts. Reserves established for closed policy years are based on actual experience, while reserves for open years are based on estimates of premiums, claims and expenses incurred.

    Customer balances consist principally of deposit accounts and reserves that have accumulated under certain experience-rated contracts. At the customer's option, these balances may be returned to the customer or may be used to pay future premiums or claims under certain eligible contracts.

    LONG-LIVED ASSETS -- Effective December 31, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121). Following the criteria set forth in SFAS No. 121, long-lived assets to be held are reviewed by the Company for events or changes in circumstances which would indicate that the carrying value may not be recoverable. In making this determination, the Company considers a number of factors, including estimated future undiscounted cash flows associated with the long-lived asset. Assets held for sale are recorded at the lower of the carrying amount or fair value, less any costs associated with its disposition.

    PROPERTY AND EQUIPMENT -- Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the respective assets ranging from 3 years to 30 years.

    GOODWILL AND OTHER INTANGIBLE ASSETS -- Goodwill and other intangible assets primarily relate to the Company's acquisition activities in 1996 and 1995 (see Note 3). Goodwill represents the purchase price and costs associated with the acquisitions in excess of the estimated fair value of net assets acquired. To the extent practicable, a portion of the excess purchase price and acquisition costs has been assigned to certain identifiable intangible assets, primarily employer group contracts. Goodwill and other intangible assets are being amortized on a straight-line basis over useful lives ranging from 3 years to 40 years.

    The useful lives of goodwill and other intangible assets have been assigned by management based on their best current judgment. The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful lives or the recoverability of the unamortized balance of goodwill or other intangible assets.

    Goodwill of $1.15 billion in 1996 and $760.4 million in 1995 and employer group contracts of $938.8 million in 1996 and $966.6 million in 1995, net of accumulated amortization, comprise the most significant components of goodwill and other intangible assets.

    INCOME TAXES -- Deferred income tax assets and liabilities are recognized for the differences between financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on the Company's various income tax returns for the year reported.

    STOCK-BASED COMPENSATION -- The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) which establishes a fair value-based method of accounting for employee stock-based compensation. However, it also allows companies to continue to apply the intrinsic value-based method prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB No. 25), provided certain pro forma disclosures are made (see Note 8). The Company follows APB No. 25 for stock-based compensation using the intrinsic value method for stock-based compensation.

    NET EARNINGS PER COMMON SHARE -- Net earnings per common share is determined using the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of outstanding options. The convertible preferred stock is not considered a common stock equivalent for the purposes of determining primary earnings per share.

    RECLASSIFICATIONS -- Certain 1995 and 1994 amounts in the consolidated financial statements have been reclassified to conform with the 1996 presentation. These reclassifications had no effect on net earnings or shareholders' equity as previously reported.

________________________________________________________________________________
                              United HealthCare - 1996 Annual Report          29

3   ACQUISITIONS AND DISPOSITIONS

    ACQUISITIONS -- On April 12, 1996, the Company completed its acquisition of HealthWise of America, Inc. (HealthWise), a health care management company based in Nashville, Tennessee. HealthWise owned or operated health plans in Maryland, Kentucky, Tennessee and Arkansas, that served 154,000 members at the time of acquisition. The Company issued approximately 4.3 million shares of common stock in exchange for all the outstanding shares of HealthWise. The acquisition was accounted for as a pooling of interests; however, the historical consolidated financial results of the Company were not restated because the effects of this acquisition on the Company's consolidated financial statements were not material. In connection with the HealthWise acquisition, the Company incurred non-operating merger costs of $14.9 million.

    On March 29, 1996, the Company completed its acquisition of PHP, Inc.
(PHP), a health plan based in Greensboro, North Carolina, which served 132,000 members at the time of acquisition. The Company issued approximately
2.3 million shares of common stock, with a fair value of $140.0 million, in exchange for all the outstanding shares of PHP. The acquisition was accounted for using the purchase method of accounting, whereby the purchase price has been allocated to assets and liabilities based on their estimated fair values at the date of acquisition. The purchase price and costs associated with the acquisition exceeded the estimated fair value of net assets acquired by $115.4 million and has been assigned to goodwill. The pro forma effects of the PHP acquisition on the Company's consolidated financial statements were not material.

    The Company acquired MetraHealth on October 2, 1995. MetraHealth was formed in January 1995 by combining the group health care operations of Metropolitan Life Insurance Company and The Travelers Insurance Group. At the time of acquisition, MetraHealth served over 10 million individuals, including 5.9 million in network-based care programs, 469,000 of whom were health plan members. The acquisition was accounted for using the purchase method of accounting. Based on estimates made at the date of acquisition, the purchase price and costs associated with the acquisition exceeded the estimated fair value of net assets acquired by $992.2 million.

    The total purchase price of the acquisition was $1.09 billion in cash and $500.0 million of convertible preferred stock, for a total consideration at closing of $1.59 billion. In addition, the former owners of MetraHealth were eligible to receive up to an additional $350.0 million if MetraHealth achieved certain 1995 operating results, as defined. In 1996, the Company paid $105.4 million in cash, including interest, as full settlement of the 1995 earnout. This earnout payment has been reflected in the accompanying consolidated financial statements as additional goodwill. With the settlement of the 1995 earnout and certain revisions to estimates made in connection with the acquisition, goodwill and other intangible assets associated with the MetraHealth acquisition totaled $1.19 billion.

    In addition, certain of MetraHealth's former owners will be eligible to receive up to an additional $175.0 million in cash for each of 1996 and 1997 if the Company's post-acquisition combined net earnings for each of those years reaches certain specified levels. Based on combined 1996 operating results, the Company does not expect to make any such payment related to the 1996 earnout. Any additional consideration that might be paid pursuant to these arrangements will be reflected as additional goodwill.

    On January 3, 1995, the Company completed its acquisition of GenCare Health Systems, Inc. (GenCare), a health plan based in St. Louis, Missouri, which served 230,000 members at the time of acquisition. The total purchase price of the acquisition was $515.4 million in cash. The acquisition was accounted for using the purchase method of accounting. The purchase price and costs associated with the acquisition exceeded the estimated fair value of net assets acquired by $476.0 million and has been assigned to goodwill.

    Had the MetraHealth and GenCare acquisitions occurred on January 1, 1994, combined unaudited pro forma results for the years ended December 31, 1995 and 1994, would have been: revenues -- $8.71 and $8.21 billion; net earnings before restructuring charges and extraordinary gain -- $449.6 and $399.9 million; and net earnings per common share before restructuring charges and extraordinary gain -- $2.53 and $2.28. After giving effect to 1995 restructuring charges and 1994 merger costs, net earnings before extraordinary gain would have been $352.7 million in 1995 ($1.98 per common share) and $377.6 million in 1994 ($2.15 per common share).

    On May 31, 1994, the Company's acquisition of Complete Health Services, Inc. (Complete Health) was completed. Complete Health, based in Birmingham, Alabama, owned or operated health plans in Alabama, Louisiana, Tennessee, Arkansas, Georgia, Mississippi and Florida, that served 272,000 members at the time of acquisition. In connection with the transaction, the Company issued 5.0 million shares of common stock in exchange for all the outstanding common and preferred shares of Complete Health.


________________________________________________________________________________
30          United HealthCare - 1996 Annual Report

    Also on May 31, 1994, the Company's acquisition of Ramsay-HMO, Inc. (Ramsay) was completed. Ramsay, based in Coral Gables, Florida, owned and operated a predominantly staff model health plan that served 177,000 members in South and Central Florida at the time of acquisition. In connection with the transaction, the Company issued 11.2 million shares of common stock in exchange for all the outstanding shares of Ramsay.

    In connection with the Complete Health and Ramsay acquisitions, the Company incurred non-operating merger costs of $35.9 million. Each acquisition was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements and notes thereto include the results of Complete Health and Ramsay for all periods presented.

    DISPOSITIONS -- On May 27, 1994, the Company completed the sale of 100% of the outstanding common stock of Diversified Pharmaceutical Services, Inc. (Diversified), then a wholly owned subsidiary of the Company, to SmithKline Beecham Corporation (SmithKline), the U.S. operating subsidiary of London-based SmithKline Beecham plc., a pharmaceutical manufacturer. In connection with the sale, the Company received $2.30 billion in cash and recognized a $1.38 billion extraordinary gain after transaction costs and income taxes.

    Under a six-year management services agreement, SmithKline will pay the Company a management fee for certain administrative and management services to be provided by the Company to Diversified and for exclusive rights among pharmaceutical and medical diagnostic companies to access certain data used in Diversified's ongoing business. During the same six-year period, Diversified and SmithKline also will provide the Company, subject to competitive cost and quality considerations, the Diversified drug benefit management services that the Company requires in its health plan and other operations.

    Had the Diversified sale occurred on January 1, 1994, combined unaudited pro forma results for the year ended December 31, 1994, excluding the extraordinary gain on such sale, would have been: revenues -- $3.74 billion; net earnings $275.5 million; net earnings per common share -- $1.57. These pro forma results include the estimated effects on the Company's operations of the management services agreement between the Company and SmithKline, but do not take into consideration any reinvestment of the net proceeds from the sale. These pro forma results also include non-operating merger costs related to the Complete Health and Ramsay acquisitions.

4   RESTRUCTURING CHARGES

    In connection with its acquisition of MetraHealth, the Company developed a comprehensive plan to integrate the business activities of the combined companies (the Plan). The Plan encompassed, among other matters, the disposition, discontinuance and restructuring of certain businesses and product lines, and the recognition of certain asset impairments. In the fourth quarter of 1995, the Company recorded $153.8 million in restructuring charges associated with the Plan. The restructuring charges include $102.3 million for activities under the Plan which were expected to be completed through 1996, and $51.5 million for asset impairment.

    In conjunction with its ongoing integration efforts, the Company modified the Plan during 1996. The restructuring reserves established pursuant to the original Plan were an accurate estimation of the costs incurred in 1996 related to the Company's restructuring initiatives; however, reallocation of the reserve estimates among the restructuring activities was required in response to changes in the original Plan.

    The original charges included $24.0 million for severance and outplacement costs which were based on the projected impact of the Plan on employment levels. In developing the Plan, the Company expected approximately 800 positions to be eliminated through December 31, 1996, under the restructuring efforts. As of December 31, 1996, the elimination of approximately 375 positions has required severance and outplacement payments of $14.0 million. Severance and outplacement costs were less than originally estimated as the outsourcing of certain information technology services (see
Note 10) and general attrition resulted in the planned elimination of certain positions without any cost to the Company.

    In addition, the restructuring charges included a $58.1 million provision for costs associated with the termination of certain contracts and the elimination of certain products, networks and systems related to changes in strategies resulting from the MetraHealth acquisition. Expenditures related to these activities of $61.2 million were incurred through December 31, 1996.

    The restructuring charges also included a $20.2 million provision for property and lease discontinuances at certain office locations, resulting primarily from various exit strategies and payment of portions of non-cancelable lease obligations. As of December 31, 1996, the Company had paid $14.5 million related to the closing of 24 office locations. The Company had remaining reserves of $12.6 million at December 31, 1996, which represents its future lease obligations associated with these closed office locations.

________________________________________________________________________________
                              United HealthCare - 1996 Annual Report          31

5   PROVISION FOR FUTURE LOSSES

    PROVISION FOR FUTURE LOSSES -- In the second quarter of 1996, the Company recorded a charge to medical costs of $45.0 million, or $0.15 per common share, to provide for the future estimated losses expected to be incurred through the remaining term of two multi-year contracts in its St. Louis health plan. These contracts cover approximately 23% of the health plan's total commercial enrollment and run through 1998.

6   CASH AND INVESTMENTS

    As of December 31, 1996 and 1995, the amortized cost, gross unrealized holding gains and losses, and fair value of the Company's cash and investments were as follows (in thousands):



                                                        GROSS         GROSS
                                                      UNREALIZED    UNREALIZED
                                           AMORTIZED    HOLDING       HOLDING        FAIR
1996                                         COST        GAINS        LOSSES         VALUE
----------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS                 $1,036,716     $   --      $    --       $ 1,036,716
----------------------------------------------------------------------------------------------
INVESTMENTS AVAILABLE FOR SALE
  U.S. Government and Agencies               825,281        1,255      (14,267)        812,269
  State and State Agencies                   471,047        2,253         (425)        472,875
  Municipalities and Local Agencies          473,661        2,300         (984)        474,977
  Corporate                                  415,744          715       (2,209)        414,250
  Other                                      179,298           20         (120)        179,198
----------------------------------------------------------------------------------------------
    Total Investments Available for Sale   2,365,031        6,543      (18,005)      2,353,569
----------------------------------------------------------------------------------------------
INVESTMENTS HELD TO MATURITY
  U.S. Government and Agencies                36,086          113         (118)         36,081
  State and State Agencies                     4,938           44           (1)          4,981
  Municipalities and Local Agencies            1,454           84          --            1,538
  Corporate                                   16,603          --            (2)         16,601
  Other                                        2,895          --           --            2,895
----------------------------------------------------------------------------------------------
    Total Investments Held to Maturity        61,976          241         (121)         62,096
----------------------------------------------------------------------------------------------
    Total Cash and Investments            $3,463,723      $ 6,784     $(18,126)     $3,452,381
----------------------------------------------------------------------------------------------

                                                        Gross         Gross
                                                      Unrealized    Unrealized
                                           Amortized    Holding       Holding        Fair
1995                                         Cost        Gains        Losses         Value
----------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS                 $  940,110      $  --       $  --         $  940,110
----------------------------------------------------------------------------------------------
INVESTMENTS AVAILABLE FOR SALE
  U.S. Government and Agencies               665,904        6,187      (11,465)        660,626
  State and State Agencies                   263,922        3,310          (82)        267,150
  Municipalities and Local Agencies          251,631        3,077         (213)        254,495
  Corporate                                  868,855        8,839       (1,400)        876,294
  Other                                       35,111         --           --            35,111
----------------------------------------------------------------------------------------------
    Total Investments Available for Sale   2,085,423       21,413      (13,160)      2,093,676
----------------------------------------------------------------------------------------------
INVESTMENTS HELD TO MATURITY
  U.S. Government and Agencies                26,030          357          (43)         26,344
  State and State Agencies                     5,991           90         --             6,081
  Municipalities and Local Agencies            1,258           98         --             1,356
  Corporate                                    9,273         --             (7)          9,266
  Other                                        2,057           76         --             2,133
----------------------------------------------------------------------------------------------
    Total Investments Held to Maturity        44,609          621          (50)         45,180
----------------------------------------------------------------------------------------------
    Total Cash and Investments            $3,070,142      $22,034     $(13,210)     $3,078,966
----------------------------------------------------------------------------------------------


________________________________________________________________________________
32          United HealthCare - 1996 Annual Report

    As of December 31, 1996, the contractual maturities of the Company's cash and investments were as follows (in thousands):

Caption

                                     Less Than         One to       Over Five to      Over Ten
YEARS TO MATURITY                     One Year       Five Years       Ten Years         Years
----------------------------------------------------------------------------------------------
At Amortized Cost:
  Cash and Cash Equivalents         $1,036,716       $    --         $ --           $    --
  Investments Available for Sale       625,926        1,398,884       229,766          110,289
  Investments Held to Maturity          32,048           29,487           350               91
----------------------------------------------------------------------------------------------
    Total Cash and Investments      $1,694,690       $1,428,371      $230,116       $  110,380
----------------------------------------------------------------------------------------------
At Fair Value:
  Cash and Cash Equivalents         $1,036,716       $    --         $ --           $    --
  Investments Available for Sale       626,493        1,396,554      228,487           102,035
  Investments Held to Maturity          32,097           29,550          371                78
----------------------------------------------------------------------------------------------
    Total Cash and Investments      $1,695,306       $1,426,104     $228,858        $  102,113
----------------------------------------------------------------------------------------------


    Mortgage-backed securities that do not have a single maturity date have been presented in the above tables based on their estimated maturity dates.

    Under applicable state regulations, several of the Company's subsidiaries are required to maintain specified capital levels to support their operations. In addition, investments of $62.0 million at December 31, 1996, were held by trustees or state regulatory agencies to ensure adequate financial reserves exist as required by state regulatory agencies. After giving effect to these regulations and certain business considerations, the Company had approximately $848.6 million in cash and investments available for general corporate use at December 31, 1996. Investment income earned on all investments accrues to the Company.

7   CONVERTIBLE PREFERRED STOCK

    The Company has 10,000,000 shares of $0.001 par value preferred stock authorized for issuance. In conjunction with its acquisition of MetraHealth, the Company designated a series of 500,000 shares as 5.75% Series A Convertible Preferred Stock (Preferred Stock). This Preferred Stock was issued to certain former shareholders of MetraHealth as a portion of the total consideration of the MetraHealth acquisition (see Note 3).

    Preferred Stock dividends are fully cumulative and are payable quarterly at the rate of 5.75% per annum from available funds.

    At the option of the shareholders, the Preferred Stock may be redeemed anytime after October 1, 1998, at certain defined redemption rates. Each shareholder has the right to convert the Preferred Stock into shares of the Company's common stock at predetermined conversion prices at any time. The Preferred Stock is subject to mandatory redemption no later than October 1, 2005.

8   SHAREHOLDERS' EQUITY

    DIVIDENDS -- On February 13, 1997, the Company's Board of Directors approved an annual dividend for 1997 of $0.03 per share to holders of the Company's common stock. Dividends will be paid on April 15, 1997, to shareholders of record at the close of business on April 3, 1997.

    REGULATORY REQUIREMENTS -- The Company's regulated subsidiaries must comply with certain minimum capital or tangible net equity requirements in each of the states in which they operate. As of December 31, 1996, all of the Company's regulated subsidiaries were in compliance in all material respects with these requirements.

    STOCK-BASED COMPENSATION PLANS -- The Company has stock and incentive plans (Stock Plans) for the benefit of eligible employees of the Company and its subsidiaries. As of December 31, 1996, the Stock Plans allow for the future granting of up to 1,168,000 shares as incentive or non-qualified stock options, stock appreciation rights, restricted stock awards and performance awards to employees of the Company.

    In 1995 the Company adopted the Non-Employee Director Stock Option Plan (the 1995 Plan) to benefit individuals on the Company's Board of Directors who are not employees of the Company. Up to 350,000 shares of the Company's common stock may be issued under the terms of the 1995 Plan. As of December 31, 1996, up to 172,000 non-qualified stock options were available for future grants under the 1995 Plan.

    Options generally are granted at an exercise price not less than the fair market value of the common stock at the date of grant and are exercisable over varying periods up to 10 years from the date of grant.


________________________________________________________________________________
                              United HealthCare - 1996 Annual Report          33

    A summary of the status of the Company's Stock Plans and the 1995 Plan at December 31, 1996, 1995 and 1994 and changes during the years then ended is presented in the table below (shares in thousands):

                                          1996                    1995                   1994
----------------------------------------------------------------------------------------------------------
                                              WEIGHTED-                Weighted-                 Weighted-
                                               AVERAGE                  Average                   Average
                                               EXERCISE                 Exercise                  Exercise
                                    SHARES      PRICE      Shares        Price       Shares        Price
----------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    14,927       $28        11,509       $22         12,692         $15
Granted                              4,125        33         6,792        35          3,392          39
Exercised                           (1,336)       19        (2,168)       16         (3,509)         11
Forfeited                             (822)       33        (1,206)       31         (1,066)         25
----------------------------------------------------------------------------------------------------------
Outstanding at end of year          16,894       $29        14,927       $28         11,509         $22
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Exercisable at end of year           6,914                   4,542                    3,554
----------------------------------------------------------------------------------------------------------


    The following table summarizes information about stock options outstanding at December 31, 1996 (shares in thousands):


                                       Options Outstanding                               Options Exercisable
----------------------------------------------------------------------------------------------------------------------
                        Number           Weighted-Average                          Number
Range of              Outstanding          Remaining       Weighted-Average       Exercisable        Weighted-Average
Exercise Prices    at December 31, 1996   Option Term       Exercise Price    at December 31, 1996    Exercise Price
----------------------------------------------------------------------------------------------------------------------
$ 0 -- $22               5,341                5.3                $13                 3,876                 $12
$23 -- $35               6,654                8.7                 33                 1,194                  29
$36 -- $46               3,635                7.9                 40                 1,345                  40
$47 -- $63               1,264                8.6                 50                   499                  51
----------------------------------------------------------------------------------------------------------------------
$ 0 -- $63              16,894                7.4                $29                 6,914                 $23
----------------------------------------------------------------------------------------------------------------------

    The Company recorded $14.8 million, $28.6 million and $44.5 million in 1996, 1995 and 1994, respectively, to additional paid-in capital to reflect the tax benefit received by the Company upon the exercise of non-qualified stock options and the vesting of restricted stock.

    The Company follows APB No. 25, under which no compensation cost has been recognized in connection with stock option grants pursuant to the Stock Plans. Had compensation cost been determined consistent with SFAS No. 123, the Company's net earnings and net earnings per common share would have been reduced to the following pro forma amounts (in thousands):

                                        1996          1995
----------------------------------------------------------------
Net Earnings:
  As reported                         $355,637       $285,964
  Pro Forma                           $331,651       $265,527
Net Earnings Per Common Share:
  As reported                         $   1.76       $   1.57
  Pro Forma                           $   1.63       $   1.46
----------------------------------------------------------------

    In determining compensation cost pursuant to SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: Risk-free interest rates of 6.6% and 6.4%; expected dividend yields of approximately zero percent; expected stock option lives of 5.0 years and 5.2 years; expected market price volatility of 57% and 55%. The weighted-average fair value of options granted, determined using the Black-Scholes model, was $23 in 1996 and $24 in 1995.

    Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

EMPLOYEE STOCK OWNERSHIP PLAN -- The Company has an unleveraged Employee Stock Ownership Plan (ESOP) for the benefit of all eligible employees of the Company and its subsidiaries. Company contributions to the ESOP are made at the discretion of the Board of Directors. Contributions of $3.0 million, $1.3 million and $2.0 million in the years ended December 31, 1996, 1995 and 1994, respectively, have been made to the ESOP.


________________________________________________________________________________
34           United HealthCare - 1996 Annual Report

    EMPLOYEE STOCK PURCHASE PLAN -- The Company's Employee Stock Purchase Plan (ESPP) enables all eligible employees of the Company to subscribe for shares of common stock on semiannual offering dates at a purchase price which is the lesser of 85% of the fair market value of the shares on the first day or the last day of the semiannual period. Employee contributions to the ESPP were $16.1 million, $7.0 million and $5.8 million for 1996, 1995 and 1994. Pursuant to the ESPP, 392,000, 216,000 and 145,000 shares were issued to employees during 1996, 1995 and 1994. As of December 31, 1996, 3,648,000
shares are available for future issuances.

9   INCOME TAXES

COMPONENTS OF THE PROVISION FOR INCOME TAXES

                                              Year Ended December 31,
                                         --------------------------------------
                                          1996             1995           1994
-------------------------------------------------------------------------------
                                                      (in thousands)
Current
  Federal                               $159,336         $182,483      $166,893
  State                                   17,764           26,724        22,495
-------------------------------------------------------------------------------
    Total Current                        177,100          209,207       189,388
Deferred                                  47,498          (39,002)      (11,566)
-------------------------------------------------------------------------------
    Total Provision                     $224,598         $170,205      $177,822
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

RECONCILIATION OF STATUTORY TO EFFECTIVE INCOME TAX RATE

                                              Year Ended December 31,
                                         --------------------------------------
                                          1996             1995           1994
-------------------------------------------------------------------------------
Federal statutory rate                    35.0%            34.9%          35.0%
State income taxes,
  net of federal benefit                   2.4              3.0            3.1
Tax-exempt
  investment income                       (2.0)            (2.6)          (2.2)
Intangible Amortization                    3.1              2.0            1.2
Other, net                                 0.2             (0.3)           0.9
-------------------------------------------------------------------------------
  Effective Income Tax Rate               38.7%            37.0%           38.0%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

COMPONENTS OF DEFERRED INCOME TAX ASSETS AND LIABILITIES

                                                           December 31,
                                                 ------------------------------
                                                       1996           1995
-------------------------------------------------------------------------------

Deferred Income Tax Assets:
  Medical costs payable                              $31,085         $16,702
  Facility consolidation reserves                     23,690          16,562
  Loss reserve discounting                            20,729           7,411
  Severance and deferred
    compensation                                      18,865          24,743
  Unearned premiums                                   12,395          10,771
  Bad debt allowance                                  10,403           4,433
  Other restructuring reserves                        10,203           7,565
  Impaired assets reserves                             9,182          23,099
  Intangible amortization                              5,759           6,501
  Unrealized losses on investments
    available for sale                                 4,405            --
  Accrued expenses                                     3,559           4,238
  Self insurance                                       2,577           4,170
  Depreciation                                         1,194           8,930
  Development costs                                      733          18,455
  Other                                                 --             2,667
  Federal tax carryovers                                --             1,130
-------------------------------------------------------------------------------
  Total Deferred Income Tax Assets                   154,779         157,377
-------------------------------------------------------------------------------
Valuation Allowance                                     --            (1,130)
-------------------------------------------------------------------------------
Deferred Income Tax Liabilities:
  Other                                               (1,053)            --
  Unrealized gains on investments
    available for sale                                  --            (3,055)
-------------------------------------------------------------------------------
  Total Deferred Income Tax Liabilities               (1,053)         (3,055)
-------------------------------------------------------------------------------
Net Deferred Income Tax Assets                      $153,726        $153,192
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    Deferred income tax assets, net of the valuation allowance, are included in other current assets and deferred income tax liabilities are included in long-term obligations in the accompanying consolidated balance sheets. The change in net deferred income taxes is primarily the result of the deferred income tax benefit for the year ended December 31, 1996, the income tax effects of net unrealized holding gains on investments available for sale and net deferred income taxes assumed with the Company's 1996 acquisitions.

    Income taxes paid were $96.0 million, $189.7 million, and $935.0 million ($801.7 million attributable to the sale of Diversified), in 1996, 1995 and 1994.

    The Company's consolidated income tax returns for fiscal years 1995 and 1994 are currently under examination by the Internal Revenue Service. The Company believes any adjustments which may result from this examination would not have a significant impact on its consolidated operating results or financial position.


________________________________________________________________________________
                              United HealthCare - 1996 Annual Report          35

10.  COMMITMENTS AND CONTINGENCIES

    LEASES -- The Company leases facilities, computer hardware and other equipment under long-term operating leases which are non-cancelable and expire on various dates through 2011. Rent expense under all operating leases was $113.5 million, $61.0 million and $41.4 million for 1996, 1995 and 1994.

    At December 31, 1996, future minimum annual lease payments under all non-cancelable operating leases are as follows (in thousands):

       1997       1998       1999      2000       2001     Thereafter
    -----------------------------------------------------------------
     $85,549    $68,433    $54,380    $33,825    $23,992    $16,395
    -----------------------------------------------------------------
    -----------------------------------------------------------------

    SERVICE AGREEMENTS -- On June 1, 1996, and November 16, 1995, the Company entered into separate 10-year contracts with non-affiliated third parties for information technology services. Under the terms of the contracts, the third parties assumed responsibility for certain data center operations and support. On September 19, 1996, the Company entered into a 10-year contract with a third party for certain data network and voice communication services. Future payments under all of these contracts are estimated to be $950.0 million; however, the actual timing and amount of payments will vary based on usage. Expenses incurred in connection with these agreements were $69.6 million in 1996 and $5.9 million in 1995.

    LEGAL PROCEEDINGS -- The Company is involved in legal actions which arise in the ordinary course of its business. Although the outcomes of any such legal actions cannot be predicted, in the opinion of management, the resolution of any currently pending or threatened actions will not have a material adverse effect upon the consolidated financial position or results of operations of the Company.

    BUSINESS RISKS -- Certain factors relating to the industry in which the Company operates and the Company's business should be carefully considered. The Company's primary business, offering health care coverage and health care management services, is heavily regulated at both the federal and state levels. While the Company is unable to predict what regulatory changes may occur or the impact on the Company of any particular change, the Company's operations and financial results could be negatively affected.

    After several years of moderate increases in health care costs and utilization, the industry experienced a more pronounced increase during 1996. There can be no assurance that health care costs and utilization will not again increase at a more rapid pace. If they do begin to increase more rapidly, there can be no assurance that the Company will be able to meet its goal of maintaining price increases at least sufficient to cover increases in health care costs.

    Also, the Company operates in a highly competitive industry which has seen significant consolidation over the past few years. The current competitive markets in certain areas may limit the company's ability to price its products at levels the Company believes appropriate. These competitive factors could adversely affect the Company's consolidated financial results.

    CONCENTRATIONS OF CREDIT RISK -- Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of investments in marketable securities and commercial premiums receivable. The Company's investments in marketable securities are managed by professional investment managers within guidelines established by the Board of Directors which, as a matter of policy, limit the amounts which may be invested in any one issuer. Concentrations of credit risk with respect to commercial premiums receivable are limited due to the large number of employer groups comprising the Company's customer base. As of December 31, 1996, the Company had no significant concentrations of credit risk.


________________________________________________________________________________
36          United HealthCare - 1996 Annual Report

11.  QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following is a summary of unaudited quarterly results of operations (in thousands, except per share data) for the years ended December 31, 1996 and 1995:

                                                                          QUARTERS ENDED
-----------------------------------------------------------------------------------------------------------
                                                       MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
-----------------------------------------------------------------------------------------------------------
1996
Revenues                                              $2,318,110  $2,492,183    $2,587,358    $2,676,139
Operating Expenses                                     2,124,504   2,394,708     2,437,959     2,520,208
Net Earnings                                             118,946      50,320(1)     91,227        95,144
Net Earnings Applicable to Common Shareholders           111,758      43,132        84,039        87,956
Net Earnings Per Common Share                         $     0.62  $     0.23(1) $     0.45    $     0.47
Weighted-average Number of Common Shares Outstanding     180,470     186,657       187,130       187,964
-----------------------------------------------------------------------------------------------------------

1995
Revenues                                              $1,103,835  $1,157,945    $1,215,536    $2,193,562
Operating Expenses                                       960,744   1,014,064     1,064,968     2,170,317(2)
Net Earnings                                              89,432      89,879        93,670        12,983(2)
Net Earnings Applicable to Common Shareholders            89,432      89,879        93,670         5,795
Net Earnings Per Common Share                         $     0.51  $     0.51    $     0.53     $    0.03(2)
Weighted-average Number of Common Shares Outstanding     176,403     176,304       177,070       179,478
-----------------------------------------------------------------------------------------------------------

(1) Excluding the non-operating merger costs associated with the acquisition of HealthWise of America, Inc. of $14.9 million ($9.1 million after tax, or $0.05 per common share) and the provisions for future losses on two multi-year contracts of $45.0 million ($27.4 million after tax, or $0.15 per common share) net earnings would have been $79.7 million, or $0.43 per common share.

(2) Excluding fourth quarter restructuring charges of $153.8 million ($96.9 million after tax, or $0.54 per common share) associated with The MetraHealth Companies, Inc. acquisition, net earnings for the three-month period ending December 31, 1995, would have been $109.9 million, or $0.57 per common share.


________________________________________________________________________________
                              United HealthCare - 1996 Annual Report          37

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND DIRECTORS OF
UNITED HEALTHCARE CORPORATION:

    We have audited the accompanying consolidated balance sheets of United HealthCare Corporation (a Minnesota Corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United HealthCare Corporation and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
February 28, 1997


REPORT OF MANAGEMENT

    The management of United HealthCare Corporation is responsible for the integrity and objectivity of the consolidated financial statements and other financial information contained in this annual report. The consolidated financial statements and related information were prepared in accordance with generally accepted accounting principles and include some amounts that are based on management's best estimates and judgments.

    To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safe-guarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. Internal auditors review the accounting practices, systems of internal control, and compliance therewith.

    The Audit Committee of the Board of Directors, composed entirely of directors who are not employees of the Company, meets periodically and privately with the Company's independent public accountants and its internal auditors, as well as management, to review accounting, auditing, internal control, financial reporting and other matters.


WILLIAM W. MCGUIRE, M.D.
President, Chairman and Chief Executive Officer

DAVID P. KOPPE
Chief Financial Officer


________________________________________________________________________________
38          United HealthCare - 1996 Annual Report

BUSINESS MANAGEMENT

FIELD OPERATIONS                        SPECIALTY SERVICES

DAVID G. DEVEREAUX                      WILLIAM J. BANNON
Western Operations                      Government Operations

FRED C. DUNLAP                          R. EDWARD BERGMARK, PH.D.
Florida Operations                      Optum

LEON KAPLAN                             JAMES T. BRAUN
Mid-Atlantic Operations                 MetraComp, ProAmerica

HENRY R. LOUBET                         ROBERT P. BROOK
Pacific Operations                      United HealthCare Administrators

MARSHALL V. ROZZI                       SAUL FELDMAN, D.P.A.
North Central Operations                United Behavioral Health

ROBERT J. SHEEHY                        BRIAN S. GOULD, M.D.
Midwest Operations                      International Division

BLAIR R. SUELLENTROP                    STEPHEN H. MATHESON
Southeast Operations                    Developing Markets Group

R. CHANNING WHEELER                     DAVID J. MCLEAN, PH.D.
Northeast Operations                    United Resource Networks

RICHARD C. ZORETIC                      LOIS QUAM
Sales and Marketing                     AARP Division

                                        KEVIN H. ROCHE
                                        Applied HealthCare Informatics

                                        MARCIA SMITH
                                        EverCare


HEALTH PLAN CEOS

A. KELLEY ATKINSON                      WILLIAM E. MARTIN
Atlanta                                 Columbia

DAVID S. BARKER                         FRANK R. MASCIA
Syracuse                                Greensboro

JOHN M. BRAASCH                         JANICE D. MESSEROFF
Omaha                                   Richmond

KENNETH A. BURDICK                      RICHARD J. MIGLIORI, M.D.
Austin                                  Providence

C. RICHARD COOK                         MICHAEL A. MUCHNICKI
Dallas                                  Cleveland

PAUL P. COOPER, III                     TERRY L. NIMNICHT
Houston                                 Denver

CHARLES EMERY DAMERON                   CHARLES C. PITTS
San Francisco                           Jackson, Miss.

THOMAS A. DAVIS                         LARRY A. RAMBO
Salt Lake City                          Milwaukee

OLGA DAZZO                              JOHN G. RUTHER
Lansing                                 Chicago

ANTONIO FERNANDEZ                       HANITA SCHREIBER
Puerto Rico                             Washington, D.C.

ELWOOD FISHER, JR.                      GARY L. SCHULTZ
Lexington                               Miami

RONALD S. FRANZESE                      SUSAN K. SHARKEY
Muskegon                                Jackson, Mich.

GEORGE S. GOLDSTEIN, PH.D.              G. DAVID SHAFER
Los Angeles                             Dayton

GLEN J. GOLEMI                          C. BRIAN SHIPP
Baton Rouge                             Nashville

W. BRADLEY GREEN                        JACK D. TOWSLEY, JR.
Mobile                                  Phoenix

ALLEN E. HANSSEN                        VICTOR TURVEY
Charlotte                               St. Louis

V. ROB HERNDON, III                     KATHY WALSTEAD-PLUMB
Little Rock                             South Africa

JOHN A. JOINER                          JOHN A. WICKENS
Tampa                                   Cincinnati

MICHAEL J. KOEHLER                      ROBERT A. YUNGK
Kalamazoo                               Birmingham


________________________________________________________________________________
                              United HealthCare - 1996 Annual Report          39

CORPORATE OFFICERS


WILLIAM W. MCGUIRE, M.D.                DAVID J. LUBBEN
President, Chairman                     Corporate Secretary
and Chief Executive Officer             and General Counsel

TRAVERS H. WILLS                        ELIZABETH A. MALKERSON
Chief Operating Officer                 Vice President and Senior
                                        Communications Officer
DAVID P. KOPPE
Chief Financial Officer                 BERNARD F. MCDONAGH
                                        Vice President,
ROBERT J. BACKES                        Investor Relations
Senior Vice President,                  and Business Research
Human Resources
                                        THOMAS P. MCDONOUGH
JAMES G. CARLSON                        Executive Vice President,
Executive Vice President,               Customer Services Group
Field Operations
                                        MICHAEL A. MOONEY
JAMES A. CONTO                          Executive Vice President,
Senior Vice President,                  Underwriting and Pricing
Mergers and Acquisitions
                                        LEE N. NEWCOMER, M.D.
DAVID A. GEORGE                         Chief Medical Officer
Executive Vice President,
Strategic Services Group                JEANNINE M. RIVET
                                        Executive Vice President,
SHEILA T. LEATHERMAN                    Health Care Services
Executive Vice President,
Public Policy and                       JOSEPH D. SAVONA
Government Affairs                      Vice President,
                                        Internal Audit
PAUL F. LEFORT
Chief Information Officer


BOARD OF DIRECTORS


WILLIAM C. BALLARD, JR.                 AUDIT COMMITTEE
Of Counsel, Greenbaum,
Doll & McDonald                         JAMES A. JOHNSON
Louisville, Kentucky, law firm
                                        DOUGLAS W. LEATHERDALE
RICHARD T. BURKE
Retired                                 ELIZABETH J. MCCORMACK

JAMES A. JOHNSON                        GAIL R. WILENSKY
Chairman and
Chief Executive Officer
Fannie Mae                              COMPENSATION AND STOCK
Diversified financial services          OPTION COMMITTEE
company
                                        WILLIAM C. BALLARD, JR.
THOMAS H. KEAN
President                               THOMAS H. KEAN
Drew University
                                        ROBERT L. RYAN
DOUGLAS W. LEATHERDALE
Chairman and                            WILLIAM G. SPEARS
Chief Executive Officer
The St. Paul Companies, Inc.
Insurance and related services          EXECUTIVE COMMITTEE

ELIZABETH J. MCCORMACK
Chair                                   WILLIAM C. BALLARD, JR.
John D. and Catherine T.
MacArthur Foundation                    DOUGLAS W. LEATHERDALE

WILLIAM W. MCGUIRE, M.D.                WILLIAM W. MCGUIRE, M.D.
President, Chairman and
Chief Executive Officer                 KENNETT L. SIMMONS
United HealthCare
                                        WILLIAM G. SPEARS
ROBERT L. RYAN
Senior Vice President and               NOMINATING COMMITTEE
Chief Financial Officer
Medtronic, Inc.                         WILLIAM C. BALLARD, JR.
Medical devices company
                                        DOUGLAS W. LEATHERDALE
KENNETT L. SIMMONS
Retired                                 WILLIAM W. MCGUIRE, M.D.

WILLIAM G. SPEARS                       WILLIAM G. SPEARS
Chairman of the Board
Spears, Benzak, Salomon
& Farrell, Inc.
New York City-based investment
counseling and management firm

GAIL R. WILENSKY
Senior Fellow
Project HOPE
International health foundation


________________________________________________________________________________
40          United HealthCare - 1996 Annual Report

INVESTOR INFORMATION
CORPORATE HEADQUARTERS
United HealthCare Corporation
300 Opus Center
9900 Bren Road East
Minnetonka, Minnesota 55343
(612) 936-1300

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Minneapolis, Minnesota

CORPORATE COUNSEL
Dorsey & Whitney LLP
Minneapolis, Minnesota

TRUSTEE, TRANSFER AGENT & REGISTRAR
Norwest Bank Minnesota, N.A.
Minneapolis, Minnesota

FORM 10-K

The Company has filed an annual report with the Securities and Exchange Commission on Form 10-K. Shareholders may obtain a copy of this report, without charge, by writing:

  Investor Relations
  United HealthCare
  P.O. Box 1459, Route MN08-W213
  Minneapolis, Minnesota 55440-1459

ANNUAL MEETING

The annual meeting of shareholders will be held at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota, on Wednesday, May 14, 1997, at 10 a.m.

STOCK LISTING

United HealthCare's common stock is traded on the New York Stock Exchange under the symbol UNH.

[LOGO]

The following table shows the range of high and low sales prices for the Company's common stock as reported on the New York Stock Exchange Composite Tape for the calendar periods indicated through February 28, 1997. These do not include commissions and/or fees associated with the purchase or sale of this security.

                                           High          Low
---------------------------------------------------------------
1996
First Quarter                             $69.00       $56.125
Second Quarter                             64.25        47.875
Third Quarter                              51.125       30.00
Fourth Quarter                             49.00        35.125
First Quarter 1997
  through February 28, 1997                54.50        42.625
---------------------------------------------------------------
1995
First Quarter                             $50.00       $41.75
Second Quarter                             46.375       34.125
Third Quarter                              49.25        40.00
Fourth Quarter                             65.625       47.375
---------------------------------------------------------------

As of February 28, 1997, the Company had 14,938 shareholders of record.

DIVIDEND POLICY

The Company's dividend policy, established by its board of directors in August 1990, requires the board to review the Company's audited consolidated financial statements following the end of each fiscal year and make a determination as to the advisability of declaring a dividend on the corporation's outstanding shares of common stock.

Shareholders of record on April 3, 1995, received an annual dividend for 1995 of $0.03 per share, and shareholders of record on April 3, 1996, received an annual dividend for 1996 of $0.03 per share. On February 13, 1997, the Company's board of directors approved an annual dividend for 1997 of $0.03 per share to holders of the Company's common stock. This dividend will be paid on April 15, 1997, to shareholders of record at the close of business on April 3, 1997.

INTERNET ADDRESS

To access information about United HealthCare, including news releases and product and service information, visit our home page via the Internet. Our address is www.unitedhealthcare.com.