Form 10-K405, Exhibit 13
period 1997-12-31
UNITED HEALTHCARE CORP
filed 1998-03-27
CIK 731766

                                         FINANCIAL HIGHLIGHTS
                                          UNITED HEALTHCARE





                                                                            FOR THE YEAR ENDED DECEMBER 31,
(IN MILLIONS, EXCEPT PER SHARE DATA)                       1997           1996           1995           1994           1993
-------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS
Revenues                                                  $11,794      $  10,074         $  5,671       $  3,769       $  3,115
Earnings From Operations                                  $   742      $     596 (1)     $    461 (2)   $    506       $    336
-------------------------------------------------------------------------------------------------------------------------------
Net Earnings Before Extraordinary Gain                    $   460      $     356 (1)     $    286 (2)   $    288 (3)   $    212
Extraordinary Gain on Sale of
 Subsidiary, net                                                -              -                -          1,377 (4)          -
-------------------------------------------------------------------------------------------------------------------------------
Net Earnings                                              $   460      $     356 (1)     $    286 (2)   $  1,665       $    212
Convertible Preferred Stock Dividends                         (29)           (29)              (7)             -              -
-------------------------------------------------------------------------------------------------------------------------------
Net Earnings Applicable to
 Common Shareholders                                      $   431      $     327         $    279       $  1,665       $    212
-------------------------------------------------------------------------------------------------------------------------------
Basic Net Earnings per Common Share
 Basic Net Earnings per Common
  Share Before Extraordinary Gain                         $  2.30      $    1.80         $   1.61       $   1.69       $   1.25
 Extraordinary Gain                                             -              -              -             8.06 (4)          -
-------------------------------------------------------------------------------------------------------------------------------
 Basic Net Earnings per Common Share                      $  2.30      $    1.80         $   1.61       $   9.75       $   1.25
-------------------------------------------------------------------------------------------------------------------------------
Diluted Net Earnings per Common Share
 Diluted Net Earnings per Common
  Share Before Extraordinary Gain                         $  2.26      $    1.76 (1)     $   1.57 (2)   $   1.64 (3)   $   1.23
 Extraordinary Gain                                             -              -                -           7.86 (4)          -
-------------------------------------------------------------------------------------------------------------------------------
 Diluted Net Earnings per
  Common Share                                            $  2.26      $    1.76 (1)     $   1.57 (2)    $   9.50       $   1.23
-------------------------------------------------------------------------------------------------------------------------------
Basic Weighted-Average Number of
 Common Shares Outstanding                                    187            182              174            171            170
Weighted-Average Number of Common
 Shares Outstanding, Assuming Dilution                        191            186              177            175            172
-------------------------------------------------------------------------------------------------------------------------------
Dividends Per Share
 Common Stock                                             $  0.03      $    0.03         $   0.03       $   0.03       $  0.015
 Convertible Preferred Stock                              $ 57.50      $   57.50         $  14.38       $      -       $      -
-------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL CONDITION
(AS OF DECEMBER 31)
Cash and Investments                                      $ 4,041      $   3,453         $  3,078       $  2,769       $  1,169
Total Assets                                              $ 7,623      $   6,997         $  6,161       $  3,489       $  1,787
Shareholders' Equity                                      $ 4,534      $   3,823         $  3,188       $  2,795       $  1,085
-------------------------------------------------------------------------------------------------------------------------------


Financial Highlights should be read together with the accompanying Financial Review and Consolidated Financial Statements and notes.

(1) Excluding the nonoperating merger costs associated with the acquisition of HealthWise of America, Inc. of $15 million ($9 million after tax, or $0.05 diluted net earnings per common share) and the provision for future losses on two large multiyear contracts of $45 million ($27 million after tax, or $0.15 diluted net earnings per common share), 1996 earnings from operations and net earnings would have been $641 million and $392 million, or $1.96 diluted net earnings per common share.

(2) Excluding restructuring charges associated with the acquisition of The MetraHealth Companies, Inc., of $154 million ($97 million after tax, or $0.55 diluted net earnings per common share), 1995 earnings from operations and net earnings would have been $615 million and $383 million, or $2.12 diluted net earnings per common share.

(3) Excluding the nonoperating merger costs associated with the acquisitions of Complete Health Services, Inc. and Ramsay-HMO, Inc., of $36 million ($22 million after tax, or $0.13 diluted net earnings per common share), 1994 net earnings before extraordinary gain would have been $310 million, or $1.77 diluted net earnings per common share.

(4) In May 1994, the Company sold Diversified Pharmaceutical Services, Inc. for $2.3 billion in cash and recognized an extraordinary gain after transaction costs and income tax effects of $1.4 billion, or $7.86 diluted net earnings per common share.

                             FINANCIAL REVIEW
                            UNITED HEALTHCARE



United HealthCare ("we," "us," "our") has completed several transactions affecting the year-to-year comparisons of our consolidated financial position and results of operations. The most significant transaction was our October 2, 1995, acquisition of The MetraHealth Companies, Inc. (MetraHealth). MetraHealth was formed in January 1995, when the group health care operations of Metropolitan Life Insurance Company and The Travelers Insurance Group were combined. At the time of acquisition, MetraHealth served over 10 million people, including 5.9 million in network-based care programs, 469,000 of whom were health plan members.

     We acquired two other companies with health plan operations during 1996.

- On April 12, 1996, we acquired HealthWise of America, Inc. (HealthWise), a health care management company that owned or operated health plans in Maryland, Kentucky, Tennessee and Arkansas. HealthWise served 154,000 members at the time of acquisition.

- On March 29, 1996, we acquired PHP, Inc. (PHP), a North Carolina-based health plan. PHP served 132,000 members at the time of acquisition.

     We accounted for the acquisition of HealthWise as a pooling of interests; however, we did not restate our consolidated financial results because the effects of the acquisition on our consolidated financial statements were not material. We accounted for the MetraHealth and PHP acquisitions as purchase transactions and, accordingly, only the post-acquisition results of these companies are included in our consolidated financial statements.

     This Financial Review should be read together with the accompanying Consolidated Financial Statements and notes.


SUMMARY OPERATING INFORMATION



                                                                   1997                            1996(1)            1995(3)
                                                        ---------------------------------------------------------------------------
                                                        AMOUNT OR        PERCENT        AMOUNT OR       PERCENT         AMOUNT OR
                                                         PERCENT   INCREASE (DECREASE)   PERCENT   INCREASE (DECREASE)   PERCENT
-----------------------------------------------------------------------------------------------------------------------------------
Revenues (IN MILLIONS)                                   $ 11,794            17%        $  10,074           78%        $  5,671
Net Earnings (IN MILLIONS)                               $    460            17%        $     392            2%        $    383
---------------------------------------------------------------------------------------------------------------------------------
Medical Costs to Premium Revenues                            84.3%                          84.0%                         79.7%
SG&A Expenses to Total Revenues                              20.0%                          21.5%                         18.2%
---------------------------------------------------------------------------------------------------------------------------------
Enrollment by Product (IN THOUSANDS AS OF DECEMBER 31)
Health Plan Products
 Commercial                                                 4,600            12%            4,100           36%           3,005
 Medicare                                                     352            53%              230           55%             148
 Medicaid                                                     526             0%              525           49%             352
---------------------------------------------------------------------------------------------------------------------------------
  Total Health Plan Products                                5,478            13%            4,855           39%           3,505

Other Network-Based Products                                5,556             2%            5,462 (2)       (3%)          5,628 (2)
Indemnity Products                                          2,030           (27%)           2,795 (2)      (27%)          3,803 (2)
---------------------------------------------------------------------------------------------------------------------------------
Total Enrollment                                           13,064             0%           13,112            1%          12,936
---------------------------------------------------------------------------------------------------------------------------------
Enrollment by Funding Arrangement
  (IN THOUSANDS AS OF DECEMBER 31)
Fully Insured
 Health Plan Products                                       5,172            14%            4,542           39%           3,262
 Other Network-Based Products                                 687            (4%)             719            3%             700
 Indemnity Products                                           370           (37%)             585          (40%)            982
---------------------------------------------------------------------------------------------------------------------------------
  Total Fully Insured                                       6,229             7%            5,846           18%           4,944
---------------------------------------------------------------------------------------------------------------------------------
Self-Funded
 Health Plan Products                                         306            (2%)             313           29%             243
 Other Network-Based Products                               4,869             3%            4,743 (2)       (4%)          4,928 (2)
 Indemnity Products                                         1,660           (25%)           2,210 (2)      (22%)          2,821 (2)
---------------------------------------------------------------------------------------------------------------------------------
  Total Self-Funded                                         6,835            (6%)           7,266           (9%)          7,992
---------------------------------------------------------------------------------------------------------------------------------
Total Enrollment                                           13,064             0%           13,112            1%          12,936
---------------------------------------------------------------------------------------------------------------------------------

(1) Amounts and percents include post-acquisition operating results of HealthWise and PHP. For comparability purposes, amounts and percents exclude merger costs associated with the acquisition of HealthWise of $15 million ($9 million after tax) and the provision for future losses on two large multiyear contracts of $45 million ($27 million after tax).

(2) For comparability purposes, amounts and percents exclude the self-funded other network-based and indemnity lives served by United HealthCare Administrators, Inc., of 666,000 in 1996 and 674,000 in 1995. We sold United HealthCare Administrators, Inc. on June 30, 1997.

(3) Amounts and percents include post-acquisition operating results of MetraHealth. For comparability purposes, amounts and percents exclude restructuring charges of $154 million ($97 million after tax) associated with the MetraHealth acquisition.

RESULTS OF OPERATIONS

PREMIUM REVENUES

Premium revenues in 1997 totaled $10.1 billion. This represents an increase of $1.6 billion, or 19%, compared to 1996 premium revenues. Excluding the effects of the HealthWise and PHP acquisitions, premium revenues in 1997 increased by 17% over 1996.

  The increase in premium revenues primarily is due to growth in year-over-year same-store health plan premium revenues of $1.5 billion, or 25%, in 1997. The increase in health plan premium revenues reflects same-store enrollment growth of 13% and an average year-over-year premium rate increase on renewing commercial groups exceeding 5%. Growth in our Medicare programs also contributed to the increase in premium revenues. Included in the total health plan same-store enrollment growth of 13% is a year-over-year same-store increase of 53% in Medicare enrollment. Significant growth in Medicare enrollment affects year-over-year comparability of premium revenues. The Medicare product generally has per member premium rates three to four times higher than average commercial premium rates because this population uses proportionately more medical care services.

  The year-over-year increase in premium revenues from health plan operations was partially offset by an expected decrease in premium revenues from fully insured non-network-based indemnity products of $218 million. Nearly $60 million of this decrease is because we discontinued our relationship with a broker who sold and administered small group indemnity business on our behalf, which led to the loss of 30,000 indemnity members effective July 1, 1997. The remaining decrease is from declining enrollment in these products, due to average 10% to 20% rate increases that started in 1996 and continued into 1997, as well as other business factors. We expect enrollment in the non-network-based indemnity products will continue to decline through 1998. To the extent possible, we will try to convert these enrollees to our network-based managed care products.

  Premium revenues in 1996 totaled $8.5 billion. This was an increase of $3.6 billion, or 72%, over 1995 premium revenues. Excluding the effects of the MetraHealth, HealthWise and PHP acquisitions, the increase in 1996 premium revenues over 1995 was 28%. Total same-store health plan enrollment grew 30%, and year-over-year premium rate increases on renewing commercial groups were 1% to 2% on average.

  Because of changes in our customer mix, we did not realize the full effect of same-store enrollment growth and average year-over-year premium rate increases in the percentage increase in 1996 premium revenues. This is because much of the enrollment growth in 1996 had been in health plan small group products, which generally have lower benefits (and therefore lower premiums) than other commercial health plan products.

MEDICAL COSTS

The combination of our pricing strategy and medical management efforts is reflected in the medical care ratio (the percent of premium revenues expensed as medical costs). We generally set new and renewal commercial health plan premium rates based on anticipated health care costs. Our health care cost trend was in the 3% to 4% range throughout 1996 and 1997, an increase over our 1995 trend of 1% to 2%. We have been increasing premium rates in excess of 5% on average for new and existing commercial health plan business beginning in the second half of 1996, throughout 1997 and into 1998.

     The medical care ratio increased from 84.0% in 1996 (before nonrecurring charges) to 84.3% in 1997. The increase in the medical care ratio is the result of several factors.

- A few health plan markets had medical care ratios substantially higher than our other health plans in the aggregate. The reasons varied from plan to plan, but generally, medical cost controls and provider contracting initiatives were not being fully implemented and commercial premium yields were insufficient compared to corresponding medical costs. We expect performance will improve in these markets; however, we believe these health plans will continue to moderate our overall results through 1998.

- Several markets had recently introduced Medicare products, which have been well received and are growing rapidly. We generally experience higher medical care ratios during the early stage of Medicare product introductions.

- Medicaid premiums did not increase and, in fact, decreased in several markets. Further Medicaid premium reductions are possible in certain markets in 1998, which may inhibit our ability to improve the overall medical care ratio in the near term.

     The medical care ratio increased from 79.7% in 1995 to 84.0% in 1996 (before nonrecurring charges). A portion of the increase in the medical care ratio was because of former MetraHealth products (included in the 1996 results, but only in one quarter of 1995), which historically have had a higher medical care ratio when compared to our other products. Had the MetraHealth products been included in our financial results for all of 1995, the medical care ratio would have been approximately 81.0%. The 1996 medical care ratio also reflects the increasing health care cost trend of 3% to 4% as previously discussed. In addition, in the second quarter of 1996, we recorded a provision of $45 million to cover estimated losses we expect to incur through the remaining terms of two large multiyear contracts in our St. Louis health plan. Including the contract loss provision, the 1996 medical care ratio was 84.6%.

MANAGEMENT SERVICES AND FEE REVENUES

Management services and fee revenues in 1997 totaled $1.4 billion. This represents an increase of $30 million, or 2%, over management services and fee revenues in 1996. These revenues are primarily generated from self-funded products where we receive a fee for administrative services and generally assume no financial responsibility for health care costs associated with these products. In addition, we generate fee revenues from administrative services we perform on behalf of managed health plans and for services provided by our specialty businesses.

  The overall increase in management services and fee revenues is attributable to enrollment growth within the managed health plans and an increase in individuals served by our specialty services operations, most notably in United Behavioral Health and Optum-Registered Trademark-, our telephone- and Internet-based health information and personal care management business. Offsetting these increases, fee revenues from self-funded products decreased $15 million because of declining enrollment in these products. In addition, the June 30, 1997, sale of our subsidiary, United HealthCare Administrators, Inc., resulted in a $24 million decrease in these revenues in 1997 compared to 1996.

  Management services and fee revenues in 1996 of $1.4 billion were two times greater than the comparable 1995 revenues. Excluding the effect of the MetraHealth, HealthWise and PHP acquisitions, we generated management services and fee revenues in 1996 of $409 million, a 42% increase over 1995. Managed health plans, United Behavioral Health and Optum-Registered Trademark- again accounted for the most notable increases.

OTHER OPERATING EXPENSES

Selling, general and administrative expenses as a percent of total revenues (the SG&A ratio) increased from 18.2% in 1995 to 21.5% in 1996. As expected, the MetraHealth acquisition had a significant impact on SG&A expenses (in total dollars as well as a percentage of revenue) because a greater proportion of the former MetraHealth business consisted of fee-based, self-funded products rather than products that generate full premium revenue. Since the MetraHealth acquisition, we have decreased the SG&A ratio from 24.2% in the fourth quarter of 1995 to 20.0% in 1997.

  The improvement in the SG&A ratio reflects ongoing operating efficiencies as well as our diligence in managing these expenses. On an absolute dollar basis, selling, general and administrative costs increased $199 million in 1997, or 9%, over 1996. This increase reflects the additional infrastructure needed to support the corresponding $1.6 billion increase in premium-based business, as well as the additional investment in new Medicare markets and increased support for our growing specialty businesses.

  Depreciation and amortization was $146 million in 1997, $133 million in 1996, and $94 million in 1995. Depreciation and amortization increased each year because of higher levels of capital expenditures to support business growth and amortization of goodwill and other intangible assets related to recent acquisitions.

  With the MetraHealth acquisition, we developed a comprehensive plan to integrate the business activities of the combined companies. The plan included, among other things, the disposition, discontinuance and restructuring of certain businesses and product lines, and the recognition of certain asset impairments. In the fourth quarter of 1995, we recorded $154 million in restructuring charges associated with the plan. The restructuring charges did not cover all integration costs. Such things as new information systems, anticipated operating losses from businesses to be discontinued, employee relocation, and training were not included. These costs are being recognized as they are incurred.

MERGER COSTS

In connection with the April 1996 acquisition of HealthWise, we recorded nonoperating merger costs of
$15 million, consisting primarily of professional fees and other direct costs associated with the acquisition.

GOVERNMENT REGULATION

Our primary business, offering health care coverage and health care management services, is heavily regulated at the federal and state levels. We strive to comply in all respects with applicable regulations and may need to make changes from time to time in our services, products, marketing methods or organizational or capital structure.

  Regulatory agencies generally have broad discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and regulations are continually being considered, and the interpretation of existing laws and rules also may change from time to time. These changes could affect our operations and financial results.

  Certain proposed changes in Medicare and Medicaid programs may improve opportunities to enroll people under products developed for these populations. Other proposed changes could limit available reimbursement and increase competition in those programs, with adverse effects on our financial results. Also, it could be more difficult for us to control medical costs if federal and state bodies continue to consider and enact significant and onerous managed care laws and regulations.

  The Health Insurance Portability and Accountability Act of 1996 (HIPAA) may represent the most significant federal reform of employee benefit law since the enactment of the Employee Retirement Income Security Act (ERISA) in 1974. Some of HIPAA's significant provisions include guaranteeing the availability of health insurance for certain employees and individuals, limits on the use of preexisting condition exclusions, prohibitions against discriminating on a basis of health status, and requirements which make it easier to continue coverage in cases where a person is terminated or changes employers. Under HIPAA and other similar state laws, medical cost control through amended provider contracts and improved preventive and chronic care management may become more important. We believe our experience in these areas will allow us to compete effectively.

  Health care fraud and abuse has become a top priority for the nation's law enforcement entities and has focused on participants in federal government health care programs such as Medicare, Medicaid and the Federal Employees Health Benefits Program (FEHBP). We participate extensively in these programs.

  We also are subject to governmental investigations and enforcement actions. Included are actions relating to ERISA, which regulates insured and self-insured health coverage plans offered by employers; the FEHBP; federal and state fraud and abuse laws; and laws relating to care management and health care delivery. Government actions could result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including exclusion from participation in government programs. We are currently involved in various government investigations and audits, but we do not believe the results will have a material adverse effect on our financial position or results of operations.

INFLATION

Although the general rate of inflation has remained relatively stable and health care cost inflation has stabilized in recent years, the national health care cost inflation rate still exceeds the general inflation rate. We use various strategies to mitigate the negative effects of health care cost inflation, including setting commercial premiums based on anticipated health care costs, risk-sharing arrangements with various health care providers, and other health care cost containment measures. Specifically, health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted care providers, our health plans emphasize preventive health care and appropriate use of specialty and hospital services.

  While we currently believe our strategies to mitigate health care cost inflation will continue to be successful, competitive pressures, new health care product introductions, demands from health care providers and customers, applicable regulations or other factors may affect our ability to control the impact of health care cost increases. In addition, certain non-network-based products do not have health care cost containment measures similar to those in place for network-based products. As a result, there is added health care cost inflation risk with these products.

FINANCIAL CONDITION AND LIQUIDITY

Our cash and investments increased from $3.5 billion at December 31, 1996, to $4.0 billion at December 31, 1997. The increase in cash and investments is primarily the result of cash generated from operations of $683 million, offset by purchases of property and equipment and capitalized software of $187 million.

  Under applicable government regulations, several subsidiaries are required to maintain specific capital levels to support their operations. After taking these regulations and certain business considerations into account, we had $960 million in cash and investments available for general corporate use at December 31, 1997. From these cash reserves, we recently established a $100 million capital fund designated for strategic investments in new and promising businesses.

  The National Association of Insurance Commissioners has an effort underway that would require new minimum capitalization limits for health care coverage provided by insurance companies, HMOs and other risk-bearing health care entities. The requirements would take the form of risk-based capital rules. Depending on the nature and extent of the new minimum capitalization requirements ultimately adopted, there could be an increase in the capital required for certain of our subsidiaries. Any increase would be funded from our corporate usable cash reserves. The new requirements are expected to be effective December 31, 1998.

  We continue to focus on expanding health care programs to the Medicare population. In the past 12 months, the number of sites offering a Medicare health plan product increased from 18 to 27 sites. Over the same period, health plan Medicare enrollment grew 53%. We continue to invest in new markets and expect to have 39 sites offering Medicare programs by year-end 1998. Significant expenses are associated with introducing a Medicare health plan product. Start-up expenses include a lengthy and detailed regulatory approval process, product-specific provider contracting and network configuration, high up-front sales and marketing costs, and staffing of service areas in advance of product sales. We expect to incur operating losses from Medicare products in start-up markets, usually for the first 12 to 18 months. Once Medicare enrollment targets are met, we expect corresponding administrative costs to be covered.

  In November 1997, we announced a significant realignment of our operations, designed to take full advantage of opportunities to grow and succeed as we expand into the broad health and well-being marketplace. We have aligned our operations into six independent but strategically linked businesses, each focused on performance, growth and shareholder value.

  The realignment is dramatically changing the way we manage our business. We are realigning our resources and activities to more directly support the operations of our businesses. We are assessing the effectiveness of our core management processes and transaction processing systems. We are also evaluating each of our businesses for strategic fit, growth potential and operating performance and will be taking actions on business units that do not fit our new direction.

  Our realignment efforts will take several months to complete. Despite the vast undertaking, we do not expect our realignment efforts to negatively affect our product offerings, provider relations, billing and collection disciplines, and claims processing and payment activities. These efforts, however, may make it appropriate for us to absorb certain restructuring charges. While we anticipate such efforts could be significant, we cannot yet estimate the size of any restructuring charges.

  We are in the process of modifying our computer systems to accommodate the year 2000. We currently expect these modifications to be completed well in advance of the year 2000 with no adverse effect on our operations. We expect to incur associated expenses of approximately $20 million in 1998 and $15 million in 1999 to complete this effort. Our inability to complete year 2000 modifications on a timely basis or the inability of other companies with which we do business to complete their year 2000 modifications on a timely basis could adversely affect our operations.

  In February 1997, we completed a contract to deliver Medicare and hospital supplement insurance and develop an array of new products for the American Association of Retired Persons (AARP) beginning in January 1998. Under the terms of the 10-year contract, our portion of the AARP insurance offerings represents over $3.5 billion in anticipated annual premium revenue from over 4 million enrolled members.

  In November 1997, the board of directors authorized a stock repurchase program. Up to 10% of our outstanding common stock may be repurchased under the program. Purchases may be made from time to time at prevailing prices in the open market, subject to certain restrictions relating to volume, pricing and timing. The repurchased shares will be available for reissuance through employee stock option and purchase plans and for other corporate purposes. Repurchase activity in 1997 was not significant.

  In January 1998, we filed a shelf registration statement with the Securities and Exchange Commission to sell as much as $200 million of debt securities, preferred or common shares. The shelf filing registers the securities and allows us to sell them from time to time in the event we need financing. Proceeds from sales of these securities may be used for a variety of general corporate purposes, including working capital, securities repurchases and acquisitions.

  We expect our available cash resources will be sufficient to meet our current operating requirements and internal development and realignment initiatives. In addition, based on our current financial condition and results of operations, we should be able to finance additional cash requirements in the public or private markets, if necessary.

  Currently, we do not have any other material definitive commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products and programs and may include acquisitions.

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                            UNITED HEALTHCARE





                                                               FOR THE YEAR ENDED DECEMBER 31,
(IN MILLIONS, EXCEPT PER SHARE DATA)                       1997           1996          1995
REVENUES
 Premiums                                               $  10,135       $  8,491       $  4,931
 Management Services and Fees                               1,428          1,398            580
 Investment and Other Income                                  231            185            160
-----------------------------------------------------------------------------------------------
 Total Revenues                                            11,794         10,074          5,671
-----------------------------------------------------------------------------------------------
OPERATING EXPENSES
 Medical Costs                                              8,542          7,180          3,931
 Selling, General and Administrative Expenses               2,364          2,165          1,031
 Depreciation and Amortization                                146            133             94
 Restructuring Charges                                          -              -            154
-----------------------------------------------------------------------------------------------
 Total Operating Expenses                                  11,052          9,478          5,210
-----------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                                      742            596            461
 Merger Costs                                                   -            (15)             -
-----------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                  742            581            461
 Provision for Income Taxes                                  (282)          (225)          (175)
-----------------------------------------------------------------------------------------------
NET EARNINGS                                                  460            356            286

CONVERTIBLE PREFERRED STOCK DIVIDENDS                         (29)           (29)            (7)
-----------------------------------------------------------------------------------------------
NET EARNINGS APPLICABLE TO COMMON SHAREHOLDERS          $     431       $    327       $    279
-----------------------------------------------------------------------------------------------
BASIC NET EARNINGS PER COMMON SHARE                     $    2.30       $   1.80       $   1.61
-----------------------------------------------------------------------------------------------
DILUTED NET EARNINGS PER COMMON SHARE                   $    2.26       $   1.76       $   1.57
-----------------------------------------------------------------------------------------------
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                                           187            182            174
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS                    4              4              3
-----------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING, ASSUMING DILUTION                               191            186            177
-----------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                                        CONSOLIDATED BALANCE SHEETS
                                            UNITED HEALTHCARE





                                                                           AS OF DECEMBER 31,
(IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)                             1997          1996
-----------------------------------------------------------------------------------------------
ASSETS
 Current Assets
  Cash and Cash Equivalents                                               $  750       $  1,037
  Short-Term Investments                                                     506            611
  Accounts Receivable, net of allowances of $45 and $46                      768            606
  Assets Under Management                                                     28            155
  Other Current Assets                                                       141            331
-----------------------------------------------------------------------------------------------
   Total Current Assets                                                    2,193          2,740
 Long-Term Investments                                                     2,785          1,805
 Property and Equipment, net of accumulated depreciation of
  $350 and $275                                                              364            313
 Goodwill and Other Intangible Assets, net of accumulated
 amortization of $205 and $136                                             2,281          2,139
-----------------------------------------------------------------------------------------------
   Total Assets                                                           $7,623       $  6,997
-----------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities
  Medical Costs Payable                                                   $1,565       $  1,516
  Other Policy Liabilities                                                   235            334
  Accounts Payable and Accrued Liabilities                                   495            565
  Unearned Premiums                                                          275            228
-----------------------------------------------------------------------------------------------
   Total Current Liabilities                                               2,570          2,643
 Long-Term Obligations                                                        19             31
 Convertible Preferred Stock                                                 500            500
 Commitments and Contingencies (Note 10)
-----------------------------------------------------------------------------------------------
 Shareholders' Equity
  Common Stock, $.01 par value - 500,000,000 shares authorized;
   191,111,000 and 184,865,000 issued and outstanding                          2              2
  Additional Paid-in Capital                                               1,398          1,148
  Retained Earnings                                                        3,105          2,680
  Net Unrealized Holding Gains (Losses) on Investments Available for
   Sale, net of income tax effects                                            29             (7)
-----------------------------------------------------------------------------------------------
   Total Shareholders' Equity                                              4,534          3,823
-----------------------------------------------------------------------------------------------
   Total Liabilities and Shareholders' Equity                             $7,623       $  6,997
-----------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                        UNITED HEALTHCARE


                                                                                                       NET UNREALIZED
                                                                                                     HOLDING GAINS (LOSSES)
                                                      COMMON STOCK         ADDITIONAL                  ON INVESTMENTS
                                                    ------------------       PAID-IN      RETAINED      AVAILABLE FOR
(IN MILLIONS, EXCEPT PER SHARE DATA)                SHARES      AMOUNT       CAPITAL      EARNINGS          SALE          TOTAL
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                          173        $  2         $  752       $  2,085        $  (44)       $  2,795
 Issuance of Common Stock
  Stock Plans and Related Tax Benefits                  2           -             70              -              -             70
 Change in Net Unrealized Holding
  Gains (Losses) on Investments Available
   for Sale, net of Income Tax Effects                  -           -              -              -             49             49
 Cash Dividends
  Common Stock ($0.03 per share)                        -           -              -             (5)              -            (5)
  Convertible Preferred Stock ($14.38 per share)        -           -              -             (7)              -            (7)
 Net Earnings                                           -           -              -            286              -            286
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                          175           2            822          2,359              5          3,188
 Issuance of Common Stock
  Stock Plans and Related Tax Benefits                  2           -             56              -              -             56
  Acquisitions                                          8           -            270              -              -            270
 Change in Net Unrealized Holding
  Gains (Losses) on Investments Available
   for Sale, net of Income Tax Effects                  -           -              -              -           (12)            (12)
 Cash Dividends
  Common Stock ($0.03 per share)                        -           -              -             (6)              -            (6)
  Convertible Preferred Stock
    ($57.50 per share)                                  -           -              -            (29)              -           (29)
 Net Earnings                                           -           -              -            356              -            356
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                          185           2          1,148          2,680            (7)          3,823
 Issuance of Common Stock
  Stock Plans and Related Tax Benefits                  3           -            116              -              -            116
  Acquisitions                                          3           -            144              -              -            144
 Stock Repurchases                                      -           -            (10)             -              -            (10)
 Change in Net Unrealized Holding
  Gains (Losses) on Investments Available
   for Sale, net of Income Tax Effects                  -           -              -              -             36             36
 Cash Dividends
  Common Stock ($0.03 per share)                        -           -              -             (6)              -            (6)
  Convertible Preferred Stock
    ($57.50 per share)                                  -           -              -            (29)              -           (29)
 NET EARNINGS                                           -           -              -            460              -            460
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                          191        $  2         $1,398       $  3,105          $  29       $  4,534
---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   UNITED HEALTHCARE


                                                             FOR THE YEAR ENDED DECEMBER 31,
(IN MILLIONS)                                               1997           1996          1995
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net Earnings                                              $  460         $  356         $  286
 Noncash Items
   Depreciation and Amortization                              146            133             94
   Deferred Income Taxes                                       91             48            (34)
   Noncash Restructuring Charges                                -              -            141
   Provision for Future Losses                                  -             45              -
   Other                                                        -             (8)            (4)
 Net Change in Other Operating Items, net of effects
  from acquisitions and sales of subsidiaries
   Accounts Receivable and Other Current Assets               (84)          (185)             9
   Medical Costs Payable                                       53            321            143
   Accounts Payable and Other Current Liabilities             (30)          (202)          (215)
   Unearned Premiums                                           47             54             15
-----------------------------------------------------------------------------------------------
      Cash Flows from Operating Activities                    683            562            435
-----------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
 Cash Paid for Acquisitions, net of cash assumed
   and other effects                                            -            (52)          (969)
 Purchases of Property and Equipment and
   Capitalized Software                                      (187)          (165)          (109)
 Purchases of Investments                                  (6,706)        (5,010)        (3,290)
 Maturities/Sales of Investments                            5,889          4,755          3,322
-----------------------------------------------------------------------------------------------
     Cash Flows Used for Investing Activities              (1,004)          (472)        (1,046)
-----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
 Proceeds from Stock Option Exercises                          79             42             37
 Stock Repurchases                                            (10)             -              -
 Dividends Paid
  Convertible Preferred Stock                                 (29)           (29)             -
  Common Stock                                                 (6)            (6)            (5)
-----------------------------------------------------------------------------------------------
     Cash Flows from Financing Activities                      34              7             32
-----------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                            (287)             97          (579)
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING
 OF PERIOD                                                  1,037             940         1,519
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                   $  750         $ 1,037        $  940
-----------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          UNITED HEALTHCARE



(1) DESCRIPTION OF BUSINESS
United HealthCare Corporation (United HealthCare, or "we," "us," "our") is a national leader in offering health care coverage and related services to help people achieve improved health and well-being through all stages of life. We provide a broad spectrum of products and services and operate in all 50 states, the District of Columbia and Puerto Rico, as well as internationally. Our products and services reflect a number of core capabilities, including medical information management, health benefit administration, risk assessment and pricing, health benefit design, and provider contracting and risk sharing. With these capabilities, we provide comprehensive health care management services through organized health systems and insurance products, including health maintenance organizations (HMOs), point-of-service plans (POS), preferred provider organizations (PPOs) and managed indemnity programs. We also offer specialized health care management services and products such as behavioral health services, workers' compensation and disability services, utilization review services, specialized provider networks, employee assistance programs, knowledge and information services, and administrative services.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION
We have prepared the consolidated financial statements according to generally accepted accounting principles and have included the accounts of United HealthCare and its subsidiaries. We have eliminated all significant inter-company accounts and transactions.

  These consolidated financial statements include some amounts that are based on our best estimates and judgments. The most significant estimates relate to medical costs payable and other policy liabilities, intangible asset valuations and integration reserves relating to recent acquisitions. These estimates may be adjusted as more accurate information becomes available, and any adjustment could be significant.

REVENUE RECOGNITION
Premium revenues are recognized in the period enrolled members are entitled to receive health care services. Premium payments received from our customers prior to such period are recorded as unearned premiums. Management services and fee revenues are recognized in the period the related services are performed. Premium revenues related to Medicare and Medicaid programs as a percentage of total premium revenues were 22% in 1997, 19% in 1996, and 22% in 1995.

MEDICAL COSTS
Medical costs include claims paid, claims in process and pending, and estimated unreported claims. Medical costs also include per member charges by physicians, hospitals and other health care providers for services provided to enrolled members during the period. Medical cost adjustments to prior period estimates are reflected in the current period.

CASH AND CASH EQUIVALENTS AND INVESTMENTS
Cash and cash equivalents are highly liquid investments with an original maturity of three months or less. The fair value of cash and cash equivalents approximates carrying value because of the short maturity of the instruments. Investments with a maturity of less than one year are classified as short-term.

  Investments held by trustees or agencies according to state regulatory requirements are classified as held to maturity based on our ability and intent to hold these investments to maturity. Such investments are reported at amortized cost. All other investments are classified as available for sale and are reported at fair value based on quoted market prices. Unrealized gains and losses on investments available for sale are excluded from earnings and reported as a separate component of shareholders' equity, net of income tax effects. To calculate realized gains and losses on the sale of investments available for sale, we use the amortized cost of each investment sold. We have no investments classified as trading securities.

ASSETS UNDER MANAGEMENT
In connection with the 1995 acquisition of The MetraHealth Companies, Inc. (MetraHealth) (see Note 3), we are administering certain aspects of the health care operations of MetraHealth's predecessor companies related to business we expect to be transferred to United HealthCare according to agreements made during the initial formation of MetraHealth. As this business transfers to United HealthCare, associated assets are invested in marketable securities according to our investment policy.

OTHER POLICY LIABILITIES
Other policy liabilities principally relate to experience-rated indemnity products and primarily include retrospective rate credit reserves and customer balances.

  Retrospective rate credit reserves represent premiums we received in excess of claims and expenses charged under eligible contracts. Reserves established for closed policy years are based on actual experience, while reserves for open years are based on estimates of premiums, claims and expenses incurred.

  Customer balances consist principally of deposit accounts and reserves that have accumulated under certain experience-rated contracts. At the customer's option, these balances may be returned to the customer or may be used to pay future premiums or claims under eligible contracts.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the respective assets, ranging from 3 years to 30 years.

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill represents the purchase price and transaction costs associated with businesses we acquired in excess of the estimated fair value of the net assets of these businesses. To the extent possible, a portion of the excess purchase price and transaction costs is assigned to certain identifiable intangible assets, primarily employer group contracts. Goodwill and other intangible assets are being amortized on a straight-line basis over useful lives ranging from 3 years to 40 years.

  The useful lives of goodwill and other intangible assets have been assigned based on our best judgment. We periodically evaluate whether certain circumstances may affect the estimated useful lives or the recoverability of the unamortized balance of goodwill or other intangible assets.

  The most significant components of goodwill and other intangible assets are comprised of goodwill of $1.2 billion in 1997 and $1.1 billion in 1996, and employer group contracts of $900 million in 1997 and $939 million in 1996, net of accumulated amortization.

LONG-LIVED ASSETS
We review long-lived assets for events or changes in circumstances that would indicate we may not recover their carrying value. We consider a number of factors, including estimated future undiscounted cash flows associated with the long-lived asset, to make this decision. We record assets held for sale at the lower of the carrying amount or fair value, less any costs associated with the final settlement.

INCOME TAXES
Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

STOCK-BASED COMPENSATION
We use the intrinsic value method for determining stock-based compensation expenses. Under the intrinsic value method, we do not recognize compensation expense when the exercise price of an employee stock option equals or exceeds the fair market value of the stock on the date the option is granted. Information on what our stock-based compensation expenses would have been had we calculated those expenses using fair market values of outstanding stock options is included in Note 8.

NET EARNINGS PER COMMON SHARE
In 1997, we adopted a new accounting standard that changes the way we determine earnings per share (SFAS No. 128). Under this new standard, basic net earnings per common share is computed by dividing net earnings applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of outstanding stock options. We do not consider convertible preferred stock a common stock equivalent when calculating diluted net earnings per share because the result would be anti-dilutive.

RECLASSIFICATIONS
Certain 1996 and 1995 amounts in the consolidated financial statements have been reclassified to conform with the 1997 presentation. These reclassifications have no effect on net earnings or shareholders' equity as previously reported.

(3) ACQUISITIONS
On December 31, 1997, we acquired Medicode, Inc. (Medicode), a leading provider of health care information products. We issued 2.4 million shares of common stock and 507,000 common stock options with a total fair value of $140 million in exchange for all outstanding shares of Medicode. We accounted for the acquisition using the purchase method of accounting, which means the purchase price was allocated to assets and liabilities based on estimated fair values at the date of acquisition. The purchase price and costs associated with the acquisition exceeded the estimated fair value of net assets acquired by $135 million and have been assigned to goodwill. The pro forma effects of the Medicode acquisition on our consolidated financial statements were not material.

  On April 12, 1996, we completed the acquisition of HealthWise of America, Inc. (HealthWise). HealthWise owned or operated health plans in Maryland, Kentucky, Tennessee and Arkansas that served 154,000 members at the time of acquisition. We issued 4.3 million shares of common stock in exchange for all outstanding shares of HealthWise. We accounted for the acquisition as a pooling of interests; however, we did not restate our historical consolidated financial results because the effects of this acquisition on our consolidated financial statements were not material. In connection with the HealthWise acquisition, we incurred nonoperating merger costs of $15 million.

  On March 29, 1996, we completed the acquisition of PHP, Inc. (PHP), a North Carolina-based health plan that served 132,000 members at the time of acquisition. We issued 2.3 million shares of common stock, with a fair value of $140 million, in exchange for all outstanding shares of PHP. We accounted for the acquisition using the purchase method of accounting. The purchase price and costs associated with the acquisition exceeded the estimated fair value of net assets acquired by $115 million and have been assigned to goodwill. The pro forma effects of the PHP acquisition on our consolidated financial statements were not material.

  We acquired MetraHealth on October 2, 1995. MetraHealth was formed in January 1995 by combining the group health care operations of Metropolitan Life Insurance Company and The Travelers Insurance Group. At the time of acquisition, MetraHealth served over 10 million individuals, including 5.9 million in network-based care programs, 469,000 of whom were health plan members. We accounted for the acquisition using the purchase method of accounting. Based on estimates made at the date of acquisition, the purchase price and costs associated with the acquisition exceeded the estimated fair value of net assets acquired by $992 million.

  The total purchase price of the acquisition was $1.1 billion in cash and $500 million of convertible preferred stock, for a total amount at closing of $1.6 billion. In addition, the former owners of MetraHealth were eligible to receive up to an additional $350 million if MetraHealth achieved certain 1995 operating results, as defined. In 1996, we paid $105 million in cash, including interest, as full settlement of the 1995 earnout. This earnout payment has been reflected in the accompanying consolidated financial statements as additional goodwill. With the settlement of the 1995 earnout and certain revisions to estimates made in connection with the acquisition, goodwill and other intangible assets associated with the MetraHealth acquisition totaled $1.2 billion.

  In addition, certain of MetraHealth's former owners were eligible to receive up to an additional $175 million in cash for each of 1996 and 1997 if our post-acquisition combined net earnings for each of those years reached certain specified levels. Based on combined operating results for those years, no payment related to these earnouts was required.

  Had the MetraHealth acquisition occurred on January 1, 1995, combined unaudited pro forma results for the year ended December 31, 1995, would have been: revenues-$8.7 billion; net earnings before restructuring charges- $450 million; and net earnings per common share before restructuring charges-$2.53. After considering 1995 restructuring charges, net earnings would have been $353 million in 1995 ($1.98 per common share).

(4) RESTRUCTURING CHARGES
In connection with our acquisition of MetraHealth, we developed a comprehensive plan to integrate the business activities of the combined companies (the Plan). The Plan included, among other things, the disposition, discontinuance and restructuring of certain businesses and product lines, and the recognition of certain asset impairments. In the fourth quarter of 1995, we recorded $154 million in restructuring charges associated with the Plan.

  In conjunction with ongoing integration efforts, we modified the Plan during 1996. The restructuring reserves established with the original Plan were an accurate estimation of the costs incurred; however, we needed to reallocate the reserve estimates among the associated activities as the original Plan evolved. A reconciliation of restructuring activities during 1997, 1996 and 1995 is as follows (in millions):

                                                             1997          1996            1995
-----------------------------------------------------------------------------------------------
Balance at beginning of year                                $  28         $  141           $  -

Provision for restructuring costs:
 Severance and Outplacement                                     -            (10)            24
 Contract Terminations                                          -              3             58
 Noncancelable Lease Obligations                                -              7             20
 Asset Impairments                                              -              -             52

Cash Payments:
 Severance and Outplacement                                    (3)            (9)            (2)
 Contract Terminations                                         (9)           (39)            (9)
 Noncancelable Lease Obligations                               (5)           (13)            (2)

Noncash Activities:
 Property, equipment and
  software writedowns                                           -            (52)             -
-----------------------------------------------------------------------------------------------
Balance at end of year                                      $  11         $   28           $141
-----------------------------------------------------------------------------------------------


(5) PROVISION FOR FUTURE LOSSES
In the second quarter of 1996, we recorded a provision to medical costs of $45 million to cover estimated losses we expect to incur through the remaining terms of two large multiyear contracts in our St. Louis health plan. Through December 31, 1997, losses under these contracts of $26 million have been applied against the established reserve. We believe the remaining balance in the reserve will be sufficient to cover any future losses from these contracts.

(6) CASH AND INVESTMENTS
As of December 31, 1997 and 1996, the amortized cost, gross unrealized holding gains and losses, and fair value of cash and investments were as follows (in millions):

                                                                      GROSS UNREALIZED  GROSS UNREALIZED
1997                                                  AMORTIZED COST    HOLDING GAINS    HOLDING LOSSES   FAIR VALUE
-------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                $    750            $  -            $   -         $  750
-------------------------------------------------------------------------------------------------------------------
Investments Available for Sale
 U.S. Government and Agencies                                 685               9               (3)            691
 State and State Agencies                                     775              17                -             792
 Municipalities and Local Agencies                            845              18                -             863
 Corporate                                                    439               6                -             445
 Other                                                        435               -                -             435
-------------------------------------------------------------------------------------------------------------------
  Total Investments Available for Sale                      3,179              50               (3)          3,226
-------------------------------------------------------------------------------------------------------------------
Investments Held to Maturity
 U.S. Government and Agencies                                  38               -                -              38
 State and State Agencies                                       2               -                -               2
 Municipalities and Local Agencies                              1               -                -               1
 Corporate                                                     18               -                -              18
 Other                                                          6               -                -               6
-------------------------------------------------------------------------------------------------------------------
  Total Investments Held to Maturity                           65               -                -              65
-------------------------------------------------------------------------------------------------------------------
  Total Cash and Investments                             $  3,994            $ 50            $  (3)        $ 4,041
-------------------------------------------------------------------------------------------------------------------

1996
-------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                $  1,037            $  -            $   -         $ 1,037
-------------------------------------------------------------------------------------------------------------------
Investments Available for Sale
 U.S. Government and Agencies                                 825               1              (14)            812
 State and State Agencies                                     471               2                -             473
 Municipalities and Local Agencies                            474               3               (1)            476
 Corporate                                                    416               1               (3)            414
 Other                                                        179               -                -             179
-------------------------------------------------------------------------------------------------------------------
  Total Investments Available for Sale                      2,365               7              (18)          2,354
-------------------------------------------------------------------------------------------------------------------
Investments Held to Maturity
 U.S. Government and Agencies                                  36               -                -              36
 State and State Agencies                                       5               -                -               5
 Municipalities and Local Agencies                              1               -                -               1
 Corporate                                                     17               -                -              17
 Other                                                          3               -                -               3
-------------------------------------------------------------------------------------------------------------------
  Total Investments Held to Maturity                           62               -                -              62
-------------------------------------------------------------------------------------------------------------------
  Total Cash and Investments                             $  3,464            $  7            $ (18)        $ 3,453
-------------------------------------------------------------------------------------------------------------------


As of December 31, 1997, the contractual maturities of cash and cash equivalents and investments were as follows (in millions):



                                                        LESS THAN       ONE TO       OVER FIVE TO      OVER TEN
YEARS TO MATURITY                                        ONE YEAR     FIVE YEARS      TEN YEARS          YEARS
---------------------------------------------------------------------------------------------------------------
At Amortized Cost:
 Cash and Cash Equivalents                               $    750       $      -         $    -         $    -
 Investments Available for Sale                               506          1,191            678            804
 Investments Held to Maturity                                  36             29              -              -
---------------------------------------------------------------------------------------------------------------
  Total Cash and Investments                             $  1,292       $  1,220         $  678         $  804
---------------------------------------------------------------------------------------------------------------
At Fair Value:
 Cash and Cash Equivalents                               $    750       $      -         $    -         $    -
 Investments Available for Sale                               506          1,202            695            823
 Investments Held to Maturity                                  36             29              -              -
---------------------------------------------------------------------------------------------------------------
  Total Cash and Investments                             $  1,292       $  1,231         $  695         $  823
---------------------------------------------------------------------------------------------------------------


Mortgage-backed securities that do not have a single maturity date have been presented in the above tables based on their estimated maturity dates.

  Under applicable government regulations, several United HealthCare subsidiaries are required to maintain specific capital levels to support their operations. In addition, at December 31, 1997, trustees or state regulatory agencies held investments of $65 million to ensure adequate financial reserves exist as required by state regulatory agencies. After taking these regulations and certain business considerations into account, we had $960 million in cash and investments available for general corporate use at December 31, 1997. Investment income earned on all investments accrues to United HealthCare.

(7) CONVERTIBLE PREFERRED STOCK
We have 10 million shares of $0.001 par value preferred stock authorized for issuance. With our acquisition of MetraHealth, we designated a series of 500,000 shares as 5.75% Series A Convertible Preferred Stock (Preferred Stock). This Preferred Stock was issued to certain former shareholders of MetraHealth as a portion of the total consideration of the MetraHealth acquisition (see
Note 3).

  Preferred Stock dividends are fully cumulative and payable quarterly at the rate of 5.75% annually from available funds.

  At the option of the Preferred shareholders, each share of Preferred Stock may be converted into 20.21 shares of United HealthCare common stock. At our option, we may redeem the Preferred Stock, in whole or in part, anytime after October 1, 1998, at certain defined redemption rates. The Preferred Stock must be redeemed no later than October 1, 2005. Holders of Preferred Stock do not have voting rights, but do have preference upon liquidation or dissolution of United HealthCare.

(8) SHAREHOLDERS' EQUITY
STOCK REPURCHASE PROGRAM
In November 1997, the board of directors authorized a stock repurchase program under which up to 10% of our outstanding common stock may be repurchased. These repurchases may be made from time to time at prevailing prices in the open market, subject to certain restrictions on volume, pricing and timing. The repurchased shares will be available for reissuance for the employee stock option and purchase plans and for other corporate purposes. Repurchase activity in 1997 was not significant.

DIVIDENDS
On February 10, 1998, the board of directors approved an annual dividend for 1998 of $0.03 per share to holders of common stock. Dividends will be paid on April 15, 1998, to shareholders of record at the close of business on April 1, 1998.

REGULATORY REQUIREMENTS
Regulated United HealthCare subsidiaries must comply with certain minimum capital or tangible net equity requirements in each of the states in which they operate. As of December 31, 1997, all regulated subsidiaries were in compliance in all material respects with these requirements.

STOCK-BASED COMPENSATION PLANS
We have stock and incentive plans (Stock Plans) for the benefit of eligible employees. As of December 31, 1997, the Stock Plans allowed for the future granting of up to 1,033,000 shares as incentive or non-qualified stock options, stock appreciation rights, restricted stock awards, and performance awards to employees.

  In 1995, we adopted the Non-employee Director Stock Option Plan (the 1995
Plan) to benefit members of the board of directors who are not employees. Up to 350,000 shares of common stock may be issued under the terms of the 1995 Plan. As of December 31, 1997, 74,000 shares were available for future grants of non-qualified stock options under the 1995 Plan.

  Options generally are granted at an exercise price not less than the fair market value of the common stock at the date of grant. They may be exercised over varying periods up to 10 years from the date of grant.

  A summary of the activity under our Stock Plans and the 1995 Plan during 1997, 1996 and 1995 is presented in the table below (shares in thousands):



                                             1997                          1996                          1995
-------------------------------------------------------------------------------------------------------------------------
                                                    WEIGHTED-                     WEIGHTED-                     WEIGHTED-
                                                     AVERAGE                       AVERAGE                       AVERAGE
                                                    EXERCISE                      EXERCISE                      EXERCISE
                                     SHARES          PRICE         SHARES          PRICE         SHARES          PRICE
-------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     16,894          $  29         14,927          $  28         11,509          $  22
Granted                               4,366          $  44          4,125          $  33          6,792          $  35
Issued in acquisition                   507          $  4               -          $   -              -          $   -
Exercised                            (3,095)         $  20         (1,336)         $  19         (2,168)         $  16
Forfeited                            (1,559)         $  35           (822)         $  33         (1,206)         $  31
-------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year           17,113          $  34         16,894          $  29         14,927          $  28
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year            6,702          $  28          6,914          $  23          4,542          $  23
-------------------------------------------------------------------------------------------------------------------------



  The following table summarizes information about stock options outstanding at December 31, 1997 (shares in thousands):



                                                OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                          ---------------------------------------------------------------------------------------------------
                                 NUMBER          WEIGHTED-AVERAGE                             NUMBER
                              OUTSTANDING           REMAINING        WEIGHTED-AVERAGE      EXERCISABLE       WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICES  AT DECEMBER 31, 1997  OPTION TERM (YEARS)   EXERCISE PRICE   AT DECEMBER 31, 1997   EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------------
$ 0 - $22                        3,643                 4.5                $  14               2,534               $  13
$23 - $35                        5,144                 7.7                $  33               1,849               $  31
$36 - $46                        6,416                 8.3                $  42               1,705               $  40
$47 - $55                        1,910                 8.3                $  49                 614               $  50
-----------------------------------------------------------------------------------------------------------------------------
$ 0 - $55                       17,113                 7.4                $  34               6,702               $  28
-----------------------------------------------------------------------------------------------------------------------------



  We increased additional paid-in capital $37 million in 1997, $15 million in 1996, and $29 million in 1995 to reflect the tax benefit we received upon the exercise of non-qualified stock options.

  We do not recognize compensation expense in connection with stock option grants related to the Stock Plans and the 1995 Plan because we grant stock options at exercise prices that equal or exceed the fair market value of the stock at the time options are granted. If we had determined compensation expense using fair market values for the stock, net earnings and diluted net earnings per common share would have been reduced to the following pro forma amounts:


                                                            1997           1996           1995
-----------------------------------------------------------------------------------------------
Net Earnings (in millions)
  As reported                                              $  460         $  356         $  286
  Pro Forma                                                $  430         $  332         $  266
-----------------------------------------------------------------------------------------------
Diluted Net Earnings Per
 Common Share
  As reported                                              $ 2.26         $ 1.76         $ 1.57
  Pro Forma                                                $ 2.10         $ 1.63         $ 1.46
-----------------------------------------------------------------------------------------------
Weighted-Average
 Fair Value of Options Granted                             $   25          $  23         $   24
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------


  To determine compensation cost under the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

  Principal assumptions used in applying the Black-Scholes model were as follows:


                                     1997           1996           1995
-----------------------------------------------------------------------
Risk-free interest rate               6.0%           6.6%           6.4%
Expected volatility                    56%            57%            55%
Expected dividend yield                 0%             0%             0%
Expected life in years                5.6            5.0            5.2
-----------------------------------------------------------------------
-----------------------------------------------------------------------



  Because we did not apply the fair value method of accounting to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of what can be expected in future years.

EMPLOYEE STOCK OWNERSHIP PLAN
We have an unleveraged Employee Stock Ownership Plan (ESOP) for the benefit of all eligible employees. Company contributions to the ESOP are made at the discretion of the board of directors. We made contributions to the ESOP of $4 million in 1997, $3 million in 1996, and $1 million in 1995.

EMPLOYEE STOCK PURCHASE PLAN
The Employee Stock Purchase Plan (ESPP) allows all eligible employees to purchase shares of common stock on semiannual offering dates at a price that is the lesser of 85% of the fair market value of the shares on the first day or the last day of the semiannual period. Employee contributions to the ESPP were $17 million for 1997, $16 million for 1996, and $7 million for 1995. Through the ESPP, we issued employees 422,000 shares in 1997, 392,000 shares in 1996, and 216,000 shares in 1995. As of December 31, 1997, 3.2 million shares were available for future issue.

(9) INCOME TAXES
Components of the Provision for Income Taxes



YEAR ENDED DECEMBER 31, (IN MILLIONS)                       1997           1996           1995
-----------------------------------------------------------------------------------------------
Current
 Federal                                                   $  171         $  159         $  182
 State                                                         20             18             27
-----------------------------------------------------------------------------------------------
  Total Current                                               191            177            209
Deferred                                                       91             48            (34)
-----------------------------------------------------------------------------------------------
  Total Provision                                          $  282         $  225         $  175
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

Reconciliation of Statutory to Effective Income Tax Rate


YEAR ENDED DECEMBER 31,                                     1997           1996           1995
----------------------------------------------------------------------------------------------
Federal Statutory Rate                                      35.0%          35.0%          34.9%
State Income Taxes,
 net of federal benefit                                      2.8            2.4            3.0
Tax-exempt Investment Income                                (2.9)          (2.0)          (2.6)
Intangible Amortization                                      2.8            3.1            2.0
Other, net                                                   0.3            0.2            0.7
----------------------------------------------------------------------------------------------
 Effective Income Tax Rate                                  38.0%          38.7%          38.0%
----------------------------------------------------------------------------------------------


Components of Deferred Income Tax Assets and Liabilities


DECEMBER 31,                                                              1997           1996
---------------------------------------------------------------------------------------------
Deferred Income Tax Assets:
 Medical Costs Payable and Other
  Accrued Liabilities                                                    $  22         $   39
 Facility Consolidation Reserves                                            18             24
 Loss Reserve Discounting                                                   10             21
 Severance and Deferred Compensation                                         -             19
 Unearned Premiums                                                          19             12
 Bad Debt Allowance                                                          9             10
 Other Restructuring Reserves                                                1             10
 Impaired Assets Reserves                                                    4              9
 Intangible Amortization                                                     3              6
 Unrealized Losses on Investments
  Available for Sale                                                         -              4
 Other                                                                       2              9
---------------------------------------------------------------------------------------------
 Total Deferred Income Tax Assets                                           88            163
---------------------------------------------------------------------------------------------
Deferred Income Tax Liabilities:
 Capitalized Software Development                                          (19)            (8)
 Unrealized Gains on Investments
  Available for Sale                                                       (18)             -
 Other                                                                     (10)            (1)
---------------------------------------------------------------------------------------------
 Total Deferred Income Tax Liabilities                                     (47)            (9)
---------------------------------------------------------------------------------------------
Net Deferred Income Tax Assets                                           $  41         $  154
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------


  We paid income taxes of $124 million in 1997, $96 million in 1996, and $190 million in 1995.

  Consolidated income tax returns for fiscal years 1995 and 1994 are being examined by the Internal Revenue Service. We do not believe any adjustments that may result will have a significant impact on consolidated operating results or financial position.

(10) COMMITMENTS AND CONTINGENCIES LEASES
We lease facilities, computer hardware and other equipment under long-term operating leases that are non-cancelable and expire on various dates through 2011. Rent expense under all operating leases was $104 million in 1997, $114 million in 1996, and $61 million in 1995.

  At December 31, 1997, future minimum annual lease payments under all noncancelable operating leases were as follows (in millions):


  1998    1999   2000   2001   2002   THEREAFTER
------------------------------------------------
 $ 103    $ 86   $ 62   $ 42   $ 25     $ 64
------------------------------------------------


SERVICE AGREEMENTS
On June 1, 1996, and November 16, 1995, we entered into separate 10-year contracts with nonaffiliated third parties for information technology services. Under the terms of the contracts, the third parties assumed responsibility for certain data center operations and support. On September 19, 1996, we entered into a 10-year contract with a third party for certain data network and voice communication services. Future payments under all of these contracts are estimated to be $1.5 billion; however, the actual timing and amount of payments will vary based on usage. Expenses incurred in connection with these agreements were $125 million in 1997, $70 million in 1996, and $6 million in 1995.

LEGAL PROCEEDINGS
We are involved in legal actions that arise in the ordinary course of business. Although we cannot predict the outcomes of legal actions, it is our opinion that the resolution of any currently pending or threatened actions will not have an adverse effect on our consolidated financial position or results of operations.

BUSINESS RISKS
Certain factors relating to the health care industry and our business should be carefully considered. Companies offering health care coverage and health care management services are heavily regulated at federal and state levels. While we cannot predict regulatory changes or their impact, it is possible that operations and financial results could be negatively affected.

  After several years of moderate increases in health care costs and utilization, the industry experienced a pronounced increase during 1996. Although these increases appear to have stabilized, there is no assurance that health care costs and utilization will not continue to increase at a more rapid pace. If they do, we may not be able to meet our objective of maintaining price increases at least sufficient to cover health care cost increases.

  Additionally, the health care industry is highly competitive and has seen significant consolidation over the past few years. The current competitive markets in certain areas may limit our ability to price products at appropriate levels. These competitive factors may adversely affect the consolidated financial results.

CONCENTRATIONS OF CREDIT RISK
Investments in financial instruments such as marketable securities and commercial premiums receivable may subject United HealthCare to concentrations of credit risk. Our investments in marketable securities are managed by professional investment managers within guidelines established by the board of directors. As a matter of policy, these guidelines limit the amounts that may be invested in any one issuer. Concentrations of credit risk with respect to commercial premiums receivable are limited due to the large number of employer groups that comprise our customer base. As of December 31, 1997, there were no significant concentrations of credit risk.

(11) RECENTLY ISSUED ACCOUNTING STANDARDS
In 1998, we will adopt a new accounting standard (SFAS No. 130) that will require us to report comprehensive income and its components, defined in the standard as changes in the equity of our business during a reporting period excluding changes resulting from investments by and distributions to our shareholders. This new standard will not affect net earnings or shareholders' equity as previously reported.

  In 1998, we also will adopt a new accounting standard (SFAS No. 131) that will require us to report financial and descriptive information about our reportable operating segments. Generally, financial information will be required to be reported on the basis that it is used internally to evaluate segment performance and to allocate resources to segments. This new standard will only affect financial statement disclosures and will not affect how we determine net earnings or shareholders' equity.

(12) QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1997 and 1996 (in millions, except per share data):

                                                                             QUARTERS ENDED
                                                         -------------------------------------------------------
                                                         MARCH 31        JUNE 30     SEPTEMBER 30    DECEMBER 31
----------------------------------------------------------------------------------------------------------------
1997
Revenues                                                 $  2,851       $  2,931       $  2,958       $  3,054
Operating Expenses                                       $  2,673       $  2,746       $  2,771       $  2,862
Net Earnings                                             $    109       $    116       $    116       $    119
Net Earnings Applicable to Common Shareholders           $    102       $    108       $    109       $    112
Basic Net Earnings per Common Share                      $   0.55       $   0.58       $   0.58       $   0.59
Diluted Net Earnings per Common Share                    $   0.54       $   0.57       $   0.57       $   0.58
----------------------------------------------------------------------------------------------------------------
1996
Revenues                                                 $  2,318       $  2,492       $  2,587       $  2,677
Operating Expenses                                       $  2,125       $  2,395       $  2,438       $  2,520
Net Earnings                                             $    119       $     51       $     91       $     95
Net Earnings Applicable to Common Shareholders           $    112       $     43       $     84       $     88
Basic Net Earnings per Common Share                      $   0.64       $   0.24       $   0.46       $   0.48
Diluted Net Earnings per Common Share                    $   0.62       $   0.23       $   0.45       $   0.47
----------------------------------------------------------------------------------------------------------------

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE SHAREHOLDERS AND DIRECTORS OF UNITED HEALTHCARE CORPORATION:
We have audited the accompanying consolidated balance sheets of United HealthCare Corporation (a Minnesota Corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United HealthCare Corporation and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 12, 1998


                          REPORT OF MANAGEMENT

The management of United HealthCare Corporation is responsible for the integrity and objectivity of the consolidated financial statements and other financial information contained in this annual report. The consolidated financial statements and related information were prepared according to generally accepted accounting principles and include some amounts that are based on management's best estimates and judgements.

  To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. Internal auditors review the accounting practices, systems of internal control, and compliance with these practices and controls.

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

William W. McGuire, M.D.
President, Chairman and Chief Executive Officer

David P. Koppe
Chief Financial Officer

                       CORPORATE AND BUSINESS SEGMENT LEADERS


OFFICE OF THE CHAIRMAN
----------------------

WILLIAM W. MCGUIRE, M.D.
President, Chairman and Chief Executive Officer

TRAVERS H. WILLS
Chief Operating Officer and Chief Executive Officer, Health Plans

STEPHEN J. HEMSLEY
Senior Executive Vice President

HEALTH PLANS
------------

JAMES G. CARLSON
President

JEANNINE M. RIVET
Chief Operating Officer

LEE N. NEWCOMER, M.D.
Chief Medical Officer

WILLIAM A. MUNSELL
Chief Financial Officer

DAVID G. DEVEREAUX
Western Coach

FRED C. DUNLAP
Florida and Puerto Rico Coach

HENRY R. LOUBET
Pacific Coach

MARSHALL V. ROZZI
North Central Coach

ROBERT J. SHEEHY
Midwest Coach

BARBARA A. WAHLROBE
Sales and Marketing

R. CHANNING WHEELER
Northeast Coach

JOHN A. WICKENS
Southeast Coach

RICHARD C. ZORETIC
Mid-Atlantic Coach

INSURANCE SERVICES
------------------

RONALD B. COLBY
United HealthCare Insurance Company

STEPHEN H. MATHESON
Developing Markets Group

STRATEGIC BUSINESS SERVICE
--------------------------

THOMAS P. MCDONOUGH
Chief Executive Officer

JAMES E. MCGARRY
Chief Operating Officer

RETIREE & SENIOR SERVICES
-------------------------

LOIS QUAM
AARP Division

LEONARD A. FARR
AARP Division

MARCIA E. SMITH
EverCare-Registered Trademark-

SPECIALIZED CARE SERVICES
-------------------------

SAUL FELDMAN, D.P.A.
United Behavioral Health

R. EDWARD BERGMARK, PH.D.
Optum-Registered Trademark-

DAVID J. MCLEAN, PH.D.
United Resource Networks

JAMES T. BRAUN
Activ!-SM-

NANCY I. CONNAWAY
ProAmerica

KNOWLEDGE & INFORMATION
-----------------------

SHEILA T. LEATHERMAN
Center for Health Care Policy and Evaluation

KEVIN H. ROCHE
Applied HealthCare Informatics

SIDNEY W. STOLZ
Global Consulting

CORPORATE FUNCTION LEADERS
--------------------------

ROBERT J. BACKES
Human Resources

DAVID P. KOPPE
Chief Financial Officer

PAUL F. LEFORT
Chief Information Officer

DAVID J. LUBBEN
Corporate Secretary and General Counsel

ELIZABETH A. MALKERSON
Communications

BERNARD F. MCDONAGH
Investor Relations

JOSEPH D. SAVONA
Corporate Audit

                                 BOARD OF DIRECTORS


WILLIAM C. BALLARD, JR.
Of Counsel, Greenbaum, Doll & McDonald
Louisville, Kentucky, law firm

RICHARD T. BURKE
Chief Executive Officer and Governor Phoenix Coyotes
National Hockey League Team

JAMES A. JOHNSON
Chairman and Chief Executive Officer Fannie Mae
Diversified financial services company

THOMAS H. KEAN
President, Drew University

DOUGLAS W. LEATHERDALE
Chairman and Chief Executive Officer
The Saint Paul Companies, Inc.
Insurance and related services

WALTER F. MONDALE
Partner, Dorsey & Whitney LLP
Minneapolis, Minnesota, law firm

WILLIAM W. MCGUIRE, M.D.
President, Chairman and Chief Executive Officer
United HealthCare Corporation

MARY O. MUNDINGER
Dean and Professor, School of Nursing, and Associate Dean, Faculty of Medicine Columbia University

ROBERT L. RYAN
Senior Vice President and Chief Financial Officer
Medtronic, Inc.
Medical devices company

KENNETT L. SIMMONS
Retired

WILLIAM G. SPEARS
Chairman of the Board
Spears, Benzak, Salomon & Farrell, Inc.
New York City-based investment counseling and management firm

GAIL R. WILENSKY
Senior Fellow
Project HOPE
International health foundation

AUDIT COMMITTEE
---------------

JAMES A. JOHNSON

DOUGLAS W. LEATHERDALE

WALTER F. MONDALE

GAIL R. WILENSKY

COMPENSATION AND STOCK OPTION COMMITTEE
---------------------------------------

WILLIAM C. BALLARD, JR.

THOMAS H. KEAN

MARY O. MUNDINGER

ROBERT L. RYAN

WILLIAM G. SPEARS

EXECUTIVE COMMITTEE
-------------------

WILLIAM C. BALLARD, JR.

DOUGLAS W. LEATHERDALE

WILLIAM W. MCGUIRE, M.D.

KENNETT L. SIMMONS

WILLIAM G. SPEARS

NOMINATING COMMITTEE
--------------------

WILLIAM C. BALLARD, JR.

DOUGLAS W. LEATHERDALE

WILLIAM W. MCGUIRE, M.D.

WILLIAM G. SPEARS

                               CORPORATE PROFILE


United HealthCare Corporation is a diversified health care management company that provides a broad spectrum of resources and services to help people achieve improved health and well-being through all stages of life. United HealthCare is organized into six business segments: Health Plans, Retiree and Senior Services, Strategic Business Services, Insurance Services, Specialized Care Services, and Knowledge and Information Services.

  United HealthCare operates in all 50 states, the District of Columbia and Puerto Rico, as well as internationally. The Company offers organized health systems, including HMOs, point-of-service plans, PPOs and managed indemnity programs. The Company also offers a variety of related health care management services and products such as Medicare supplemental insurance programs, managed Medicaid services, behavioral health services, workers' compensation and disability services, utilization review services, disease management programs and specialized provider networks, health information and employee assistance programs, knowledge and information services and administrative services.


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

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Minneapolis, Minnesota

CORPORATE COUNSEL
Dorsey & Whitney LLP
Minneapolis, Minnesota

TRANSFER AGENT & REGISTRAR
Norwest Bank Minnesota, N.A.
Minneapolis, Minnesota

FORM 10-K
The Company has filed an annual report with the Securities and Exchange Commission on Form 10-K. Shareholders may obtain a copy of this report, without charge, by writing:

Investor Relations
United HealthCare
P.O. Box 1459, Route MN008-W213
Minneapolis, Minnesota 55440-1459

ANNUAL MEETING
The annual meeting of shareholders will be held at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota, on Wednesday, May 13, 1998, at 10 a.m.

STOCK LISTING
United HealthCare's common stock is traded on the New York Stock Exchange under the symbol UNH.

  The following table shows the range of high and low sales prices for the Company stock as reported on the New York Stock Exchange Composite Tape for the calendar periods indicated through February 28, 1998. These prices do not include commissions or fees associated with the purchase or sale of this security.


                                                                HIGH           LOW
-------------------------------------------------------------------------------------
1998
First Quarter 1998
 through February 28, 1998                                  $  61.3125     $  46.5625
-------------------------------------------------------------------------------------
1997
First Quarter                                               $    55.25     $   42.625
Second Quarter                                                   56.75          43.75
Third Quarter                                                   60.125         47.875
Fourth Quarter                                                   54.75        42.4375
-------------------------------------------------------------------------------------
1996
First Quarter                                               $    69.00     $   56.125
Second Quarter                                                   64.25         47.875
Third Quarter                                                   51.125          30.00
Fourth Quarter                                                   49.00         35.125
-------------------------------------------------------------------------------------


As of February 28, 1998, the Company had 13,660 shareholders of record.


DIVIDEND POLICY
The Company's dividend policy, established by its board of directors in August 1990, requires the board to review the Company's audited consolidated financial statements following the end of each fiscal year and make a determination as to the advisability of declaring a dividend on the corporation's outstanding shares of common stock.

  Shareholders of record on April 3, 1996, received an annual dividend for 1996 of $0.03 per share, and shareholders of record on April 3, 1997, received an annual dividend for 1997 of $0.03 per share. On February 10, 1998, the Company's board of directors approved an annual dividend for 1998 of $0.03 per share to holders of the Company's common stock. This dividend will be paid on April 15, 1998, to shareholders of record at the close of business on April 1, 1998.

INTERNET ADDRESS
To access information about United HealthCare, including news releases and product and service information, visit our homepage via the Internet. Our address is www.unitedhealthcare.com.


                                    38