Form 10-K, Exhibit 13
period 1999-12-31
UNITEDHEALTH GROUP INC
filed 2000-03-30
CIK 731766

                                                                      Exhibit 13
Results of Operations



1999 FINANCIAL PERFORMANCE HIGHLIGHTS

1999 was the strongest year in the history of UnitedHealth Group, resulting from business growth and continued productivity improvements. Financial performance highlights include(1):
- Record earnings from operations, net earnings applicable to common shareholders, and diluted net earnings per common share of $943 million, $568 million and $3.20 per share, respectively, representing increases over 1998 of 10%, 12% and 22%, respectively.
-  Record revenues of $19.6 billion, a 13% increase over 1998.
- Segment operating earnings of $953 million, up 20% over 1998, with each segment delivering strong year-over-year gains.
- Record cash flows of $1.2 billion generated from operating activities, an 11% increase over 1998.
- Continued financing initiatives to achieve a more efficient capital structure, including the repurchase of 19.4 million shares of our common stock.
-  1999 return on equity of 14.1%, up from 11.9% in 1998.

(1) Where applicable, 1998 results exclude special operating charges.

Following is a five-year summary of selected financial data:


                                                               For the Year Ended December 31,
(in millions, except per share data)           1999            1998         1997          1996           1995
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS
Revenues                                      $ 19,562      $ 17,355       $ 11,794      $ 10,074      $  5,67(1)
Earnings (Loss) From Operations               $    943      $    (42)1     $    742      $    581(2)   $   461(3)
--------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                           $    568      $   (166)      $    460      $    356(2)   $   286(3)
Net Earnings (Loss) Applicable to
   Common Shareholders                        $    568      $   (214)(1)   $    431      $    327      $   279
--------------------------------------------------------------------------------------------------------------------
Basic Net Earnings (Loss) per
   Common Share                               $   3.26      $  (1.12)      $   2.30      $   1.80      $  1.61
Diluted Net Earnings (Loss) per
   Common Share                               $   3.20      $  (1.12)1     $   2.26      $   1.76(2)   $  1.57(3)
--------------------------------------------------------------------------------------------------------------------
Common Stock Dividends per Share              $   0.03      $   0.03       $   0.03      $   0.03      $  0.03
--------------------------------------------------------------------------------------------------------------------

CONSOLIDATED CASH FLOWS FROM
   OPERATING ACTIVITIES                       $  1,189      $  1,071       $    683      $    562      $   435
--------------------------------------------------------------------------------------------------------------------

CONSOLIDATED FINANCIAL CONDITION
(As of December 31)
--------------------------------------------------------------------------------------------------------------------
Cash and Investments                          $  4,719      $  4,424       $  4,041      $  3,453      $ 3,078
Total Assets                                  $ 10,273      $  9,675       $  7,623      $  6,997      $ 6,161
Debt                                          $    991      $    708(4)    $    -        $    -        $   -
Convertible Preferred Stock                   $    -        $    -            4$500      $    500      $   500
Shareholders' Equity                          $  3,863      $  4,038       $  4,534      $  3,823      $ 3,188
--------------------------------------------------------------------------------------------------------------------

Results of Operations should be read together with the accompanying Consolidated Financial Statements and Notes.

1 Excluding the operational realignment and other charges of $725 million, $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates, and the $20 million convertible preferred stock redemption premium from 1998 results, earnings from operations and net earnings applicable to common shareholders would have been $858 million and $509 million, or $2.62 diluted net earnings per common share.

2 Excluding the merger costs associated with the acquisition of HealthWise of America, Inc. of $15 million ($9 million after tax, or $0.05 diluted net earnings per common share) and the provision for future losses on two large multi-year contracts of $45 million ($27 million after tax, or $0.15 diluted net earnings per common share), 1996 earnings from operations and net earnings would have been $641 million and $392 million, or $1.96 diluted net earnings per common share.

3 Excluding restructuring charges associated with the acquisition of The MetraHealth Companies, Inc. of $154 million ($97 million after tax, or $0.55 diluted net earnings per common share), 1995 earnings from operations and net earnings would have been $615 million and $383 million, or $2.12 diluted net earnings per common share.

4 During 1998, we issued debt totaling $708 million and redeemed $500 million of convertible preferred stock.

1999 RESULTS COMPARED TO 1998 RESULTS
CONSOLIDATED FINANCIAL RESULTS

REVENUES

Revenues are comprised of: 1) premium revenues associated with risk-based products (those where we assume financial responsibility for health care costs);
2) management services and fees associated with administrative services, managed health plans, and our Specialized Care Services and Ingenix businesses; and 3) investment and other income.

    Consolidated revenues increased 13% in 1999 to $19.6 billion, reflecting balanced growth across all business segments. Following is a discussion of 1999 consolidated revenue trends for each of our three revenue components.

PREMIUM REVENUES

Consolidated premium revenues in 1999 totaled $17.6 billion, an increase of $2.0 billion, or 13%, compared to 1998. This increase was driven by UnitedHealthcare's average year-over-year premium yield increases on risk-based commercial groups of approximately 9%. The balance of the increase is attributable to growth in individuals served by United Behavioral Health, and our acquisitions of HealthPartners of Arizona, Inc. in October 1998 and Dental Benefit Providers, Inc. in June 1999.

MANAGEMENT SERVICES AND FEE REVENUES

Management services and fee revenues in1999 totaled $1.8 billion, representing an increase of $203 million, or 13%, over 1998. The overall increase in management services and fee revenues is primarily the result of strong growth in Uniprise's multi-site customer base, price increases in fee business, and acquisitions and growth from our Ingenix business.

INVESTMENT AND OTHER INCOME

Investment and other income during the year ended December 31, 1999, totaled $219 million, representing a decrease of $30 million from 1998. This decrease is primarily the result of net realized capital losses from the sale of investments in 1999 as opposed to net realized capital gains in 1998, along with decreases in cash and investments and associated investment income resulting from our stock repurchase activities and business acquisitions. Rising interest rates during 1999 resulted in declines in the fair value of fixed income investments and we realized net capital losses of $6 million during 1999, excluding the gain on the transfer of Healtheon Corporation (Healtheon) common stock to UnitedHealth Foundation (see Note 7 to the financial statements). For the year ended December 31, 1998, we realized net capital gains of $26 million.

OPERATING EXPENSES

MEDICAL COSTS

The combination of our pricing and care coordination efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

    Our consolidated medical care ratio decreased from 87.2% in 1998 to 85.7% in 1999. Excluding the AARP business and the effects of 1998 special charges, on a year-over-year basis, the medical care ratio decreased 10 basis points to 84.2%.

    On an absolute dollar basis, the increase of $1.5 billion, or 11%, in medical costs over 1998 is driven by a combination of growth in individuals served with risk-based products, medical cost inflation, benefit changes and product mix changes.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses as a percent of total revenues (the operating cost ratio) was 17.1% in 1999, consistent with 1998. SG&A reductions in 1999 were partially offset by $39 million of incremental expenses over 1998 expense levels related to core process improvement initiatives and platform system conversions. Additionally, changes in revenue mix affect our operating cost ratio. Our fastest growing businesses (Uniprise, Specialized Care Services and Ingenix) maintain proportionately higher SG&A costs as the majority of their direct costs of revenue are included in SG&A expenses, not medical costs. On a comparable revenue mix basis, the operating cost ratio would have decreased 30 basis points to 16.8%.

    On an absolute dollar basis, SG&A expenses increased by $379 million, or 13%, over 1998. This increase reflects the additional costs to support the corresponding 13% increase in consolidated revenues in 1999, and the incremental core process improvement expenses described above.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization was $233 million in 1999 and $185 million in 1998. This increase resulted from a combination of increased levels of capital expenditures in 1998 and 1999 to support business growth and technology enhancements and amortization of goodwill and other intangible assets related to acquisitions.

BUSINESS SEGMENTS
The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES                                                                                                        Percent
                                                           1999                           1998                   Change
------------------------------------------------------------------------------------------------------------------------------------

Health Care Services                                   $ 17,581                       $ 15,612                      13%
Uniprise                                                  1,865                          1,624                      15%
Specialized Care Services                                   726                            618                      17%
Ingenix                                                     258                            184                      40%
Corporate and Eliminations                                 (868)                          (683)                      nm
------------------------------------------------------------------------------------------------------------------------------------
     Consolidated Revenues                             $ 19,562                       $ 17,355                      13%
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS
                                                                                         1998
                                                                          -------------------------------           Percent
                                                           1999            Reported         Adjusted (a)           Change (b)
------------------------------------------------------------------------------------------------------------------------------------
Health Care Services                                   $   578                 $(46)               $ 503             15%
Uniprise                                                   222                   10                  161             38%
Specialized Care Services                                  128                   14                  109             17%
Ingenix                                                     25                  (66)                  20             25%
------------------------------------------------------------------------------------------------------------------------------------
     Total Operating Segments                              953                  (88)                 793             20%
Corporate and Eliminations                                (10)                   46                   65             nm
------------------------------------------------------------------------------------------------------------------------------------
     Consolidated Earnings (Loss) from Operations      $   943                 $(42)               $ 858             10%
------------------------------------------------------------------------------------------------------------------------------------

(a) Excludes $725 million of operational realignment and other charges and $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates.
(b) Calculated as percentage change between 1999 results and 1998 results, as adjusted.
nm - not meaningful

HEALTH CARE SERVICES
The Health Care Services segment consists of the UnitedHealthcare and Ovations businesses. UnitedHealthcare designs and operates network-based health and well-being services, including commercial, Medicare and Medicaid products for locally based employers and individuals in six broad regional markets. Ovations, which administers Medicare Supplement benefits on behalf of AARP (American Association of Retired Persons), offers health and well-being services for Americans age 50 and older.
    The Health Care Services segment posted record revenues of $17,581 million, representing an increase of $1,969 million, or 13%, over 1998. This increase is primarily attributable to UnitedHealthcare's average net premium yield increases on commercial business of approximately 9% and the acquisition of HealthPartners of Arizona, Inc. in October 1998.
    The Health Care Services segment contributed earnings from operations of $578 million in 1999, an increase of $75 million, or 15%, over 1998. The increase is primarily due to growth in the average number of individuals served by UnitedHealthcare during 1999 and reduced operating costs as a percentage of revenues driven by our realignment process improvement initiatives.
    The following table summarizes UnitedHealthcare's medical care ratios by product line for the years ended December 31:

                                                   1998
                                         ---------------------------
                                    1999  Reported  Adjusted (a)
--------------------------------------------------------------------
UnitedHealthcare
  Commercial                       84.6%     85.6%     84.9%
  Medicare                         89.6%     92.0%     87.0%
  Medicaid                         86.3%     85.2%     85.2%
--------------------------------------------------------------------

(a) Excludes the effects of $175 million of contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates.

UnitedHealthcare's commercial medical care ratio improved on a year-over-year basis, driven by net premium yield increases in excess of underlying medical costs. Commercial health plan premium rates are established based on anticipated benefit costs. During 1999, our total cost of benefits, including the effects of medical cost inflation, benefit changes and product mix, increased at a rate of approximately 8% while average premium yield increases were approximately 9%. For 2000, we are pricing renewal commercial business with average 9% to 10% premium yield increases, while our projected total cost of benefits increase is 8.0% to 8.5%.
    UnitedHealthcare's Medicare medical care ratio increased in 1999 compared to 1998 (excluding 1998 special charges). We continue to evaluate Medicare markets and alter benefit designs to further improve our Medicare product margins.
    Our year-over-year Medicare enrollment decreased 9% as a result of actions taken to better position this program for long-term success. Effective January 1, 1999, we withdrew Medicare+Choice product offerings from 86 counties, affecting approximately 60,000, or 12%, of our Medicare members as of December 31, 1998. On July 1, 1999, we announced plans to withdraw, effective January 1, 2000, from the Medicare+Choice product program in another 49 counties affecting 40,000 existing members, and also filed significant benefit adjustments. Annual revenues for 1999 from the Medicare markets we exited effective January 1, 2000, were approximately $230 million. These actions are expected to further reduce Medicare enrollment, but better position this program in the long term in terms of profitability relative to its cost of capital and required resource management.
    We will continue to evaluate the markets we serve and, where necessary, take actions that may result in further withdrawals of Medicare product offerings or reductions in membership, when and as permitted by our contracts with the Health Care Financing Administration (HCFA).
    The following table summarizes individuals served by UnitedHealthcare, by product and funding arrangement, as of December 31 (in thousands)(1):

                                        1999           1998
-----------------------------------------------------------------
Commercial
   Risk-based                          5,150          5,141
   Fee-based                           1,745          1,616
-----------------------------------------------------------------
     Total Commercial                  6,895          6,757


   Medicare                              437            482
   Medicaid                              479            430
-----------------------------------------------------------------

     Total UnitedHealthcare            7,811          7,669
-----------------------------------------------------------------

(1) Excludes individuals served through UnitedHealthcare platforms located in Puerto Rico and Pacific Coast regions. The company is transitioning these markets.

UNIPRISE
Uniprise provides network-based health and well-being services, business-to-business transactional infrastructure services, consumer connectivity and service, and technology support for large employers and health plans. Uniprise's revenues increased by $241 million, or 15%, over 1998 driven primarily by continued growth in its large multi-site customer base, as demonstrated by 11% growth in individuals served, and price increases on fee-based business. Uniprise served 5,980,000 and 5,400,000 individuals as of December 31, 1999 and 1998, respectively. Uniprise's earnings from operations grew by $61 million, or 38%, over 1998 as a result of the increased revenues, ongoing process improvement initiatives, and improved operating margins on risk-based products.

SPECIALIZED CARE SERVICES
Specialized Care Services is an expanding portfolio of health and well-being companies, each serving a specialized market need with a unique blend of benefits, provider networks, services and resources. Specialized Care Services' revenues increased by $108 million, or 17%, over 1998. This increase was driven primarily by an increase in the number of individuals served by United Behavioral Health, our mental health and substance abuse services business, and the acquisition of Dental Benefit Providers, Inc. in June 1999. Earnings from operations of $128 million increased by 17% compared with 1998, commensurate with 1999 revenue growth.

INGENIX
Ingenix is a leading health care information and research company that offers a comprehensive line of health care knowledge and information products and services to pharmaceutical companies, health insurers and payers, care providers, large employers and governments. Revenues increased by $74 million, or 40%, over 1998 primarily as a result of acquisitions during the last half of 1998 and during 1999. Earnings from operations of $25 million increased by 25% compared with 1998.

CORPORATE AND ELIMINATIONS
Corporate includes investment income derived from cash and investments not assigned to operating segments and the company-wide costs associated with core process improvement initiatives. The decrease of $75 million in 1999 Corporate earnings is attributable to $39 million of incremental core process improvement costs over 1998 levels and a decline in the level of unassigned cash and investments and associated investment income, primarily resulting from share repurchases and business acquisitions.

OPERATIONAL REALIGNMENT AND OTHER CHARGES
In conjunction with our operational realignment initiatives, we developed and, in the second quarter of 1998, approved a comprehensive plan (the Plan) to implement our operational realignment. We recognized corresponding charges to operations of $725 million in the second quarter of 1998, which reflected the estimated costs to be incurred under the Plan. The charges included costs associated with asset impairments; employee terminations; disposing of or discontinuing business units, product lines and contracts; and consolidating and eliminating certain claim processing operations and associated real estate obligations.
    The asset impairments consisted principally of: 1) purchased in-process research and development associated with our acquisition of Medicode, Inc; 2) goodwill and other long-lived assets including fixed assets, computer hardware and software, and leasehold improvements associated with businesses we intend to dispose of or markets where we plan to curtail operations or change our operating presence; and 3) other realignment initiatives. Activities associated with the Plan will result in the reduction of approximately 5,200 positions, affecting approximately 6,400 people in various locations. Through December 31, 1999, we had eliminated approximately 3,900 positions, affecting approximately 3,700 people, pursuant to the Plan. The remaining positions are expected to be eliminated by December 31, 2000.
    In August 1999, we completed the sale of our managed workers' compensation business. During the second half of 1998 and the first half of 1999, we also completed the sale of our medical provider clinics and reconfigured our small group insurance business and a non-strategic health plan market. The balances accrued in our operational realignment and other charges were sufficient to cover actual costs associated with the disposition and reconfiguration of these businesses.
    Remaining markets where we plan to curtail or make changes to our operating presence include two health plan markets that are in non-strategic markets. In Puerto Rico, we expect to complete the sale of this business prior to April 30, 2000. In the Pacific Coast region, we will be exiting our operations related to small and mid-sized customer groups with anticipated completion in 2000. We believe the balances accrued in our operational realignment and other charges will be sufficient to cover expenses incurred in the sale and exit of these markets.
    Our accompanying financial statements include the operating results of businesses and markets to be disposed of or discontinued in connection with the operational realignment. The carrying value of the net assets held for sale or disposal was approximately $20 million as of December 31, 1999. Our accompanying Consolidated Statements of Operations for the years ended December 31, 1999 and 1998, include revenues of $689 million and $964 million, respectively, and losses from operations of $41 million and $52 million, respectively, from businesses disposed of or to be disposed of and markets we plan to exit.
    The revenues and operating losses described above do not include operating results from the counties where we withdrew our Medicare product offerings, effective January 1, 1999, and where we are withdrawing our Medicare product offerings, effective January 1, 2000. Annual revenues for 1998 for Medicare counties we exited in January 1999 were approximately $225 million. Annual revenues for 1999 from the Medicare counties we are exiting in January 2000 were approximately $230 million.
    The operational realignment and other charges do not cover certain aspects of the Plan, including new information systems, data conversions, process re-engineering and employee relocation and training. These costs are charged to expense as incurred or capitalized, as appropriate. During 1999 and 1998, we incurred expenses of approximately $52 million and $13 million, respectively, related to these activities.
    The Plan provided for substantial completion in 1999. However, some initiatives, including the consolidation of certain claim and administrative processing functions and certain divestitures and market realignment activities are requiring additional time in order to complete them in the most effective manner and will extend through 2000. Based on current facts and circumstances, we believe the remaining realignment reserve is adequate to cover the costs to be incurred in executing the remainder of the Plan. However, as we proceed with the execution of the Plan and more current information becomes available, it may be necessary to adjust our estimates for severance, lease obligations on exited facilities, and losses on disposition of businesses.

The table below summarizes accrued operational realignment and other charges through December 31, 1999 (in millions):

                                                                Severance and                   Disposition of
                                                     Asset      Outplacement     Noncancelable   Business and
                                                  Impairments       Costs      Lease Obligations  Other Costs       Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                    $        -      $       -       $       -       $        -      $       -
  Provision for Operational Realignment
   and Other Charges                                   430            142              82               71            725
  Additional Charges (Credits)                          21            (20)             (9)               8              -
  Cash Payments                                          -            (19)             (6)             (13)           (38)
  Noncash Charges                                     (451)             -               -                -           (451)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                             -            103              67               66            236
  Additional Charges (Credits)                           -            (22)             13                9              -
  Cash Payments                                          -            (46)            (18)             (45)          (109)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                    $        -       $     35       $      62       $       30      $     127
------------------------------------------------------------------------------------------------------------------------------------

1998 RESULTS COMPARED TO 1997 RESULTS
CONSOLIDATED FINANCIAL RESULTS

REVENUES
PREMIUM REVENUES
Consolidated premium revenues in 1998 totaled $15.5 billion, an increase of $5.4 billion, or 53%, compared to 1997. On January 1, 1998, our Health Care Services' Ovations business began delivering Medicare Supplement insurance and other medical insurance coverage to approximately 4 million AARP members. Premium revenues from our portion of the AARP insurance offerings during 1998 were $3.5 billion.
    Excluding the AARP business, 1998 consolidated premium revenues totaled $12 billion, an increase of 19% over 1997. This increase was primarily the result of growth in our Health Care Services' UnitedHealthcare business. On a year-over-year same-store basis, UnitedHealthcare's premium revenues increased $1.7 billion, or 18%, during 1998. The increase reflected same-store commercial health plan enrollment growth of 10% and average year-over-year premium yield increases on renewing commercial health plan groups of approximately 5% to 6%.
    Growth in UnitedHealthcare's Medicare programs also contributed to the increase in premium revenues, with same-store growth of 33% in Medicare enrollment. Significant growth in Medicare enrollment affects year-over-year comparability. The Medicare product generally has per member premium rates three to four times higher than average commercial premium rates because Medicare members typically use proportionately more medical services. On a year-over-year, same-store basis, UnitedHealthcare's commercial health plan and Medicare products accounted for $1.8 billion of premium revenue growth during 1998.

MANAGEMENT SERVICES AND FEE REVENUES
Management services and fee revenues during 1998 totaled $1.6 billion, representing an increase of approximately $160 million over 1997. The increase was primarily the result of acquisitions by Ingenix during 1997 and 1998. Additionally, our Specialized Care Services business - most notably in United Behavioral Health and Optum-Registered Trademark-, our telephone- and Internet-based health information and services business increased the number of individuals it serves.

INVESTMENT AND OTHER INCOME
Investment and other income increased to $249 million in 1998 from $231 million in 1997. The increase of $18 million was primarily attributable to an increase in average cash and investments from $3.6 billion in 1997 to $4.1 billion in 1998. Net realized capital gains were $26 million in both 1998 and 1997.

OPERATING EXPENSES
MEDICAL COSTS
The following table summarizes our medical care ratio by product line for the years ended December 31:

                                        1998
                               ----------------------

                                Reported   Adjusted(1)  1997
--------------------------------------------------------------------
UnitedHealthcare:
  Commercial                      85.6%      84.9%      85.7%
  Medicare                        92.0%      87.0%      83.3%
  Medicaid                        85.2%      85.2%      82.8%
--------------------------------------------------------------------
Consolidated UnitedHealth Group   87.2%      86.0%      84.3%
--------------------------------------------------------------------
Consolidated (excluding AARP)     85.8%      84.3%      84.3%
--------------------------------------------------------------------

(1) Excludes the effects of contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates.

    Our consolidated medical care ratio increased to 87.2% in 1998 from 84.3% in 1997. The year-over-year increase includes the effects of the AARP business on our medical care ratio. We experience a medical care ratio of approximately 92% related to our portion of the AARP insurance offerings, which we began delivering on January 1, 1998. Excluding the AARP business, on a year-over-year basis, the medical care ratio increased to 85.8%.
    The increase in the 1998 medical care ratio was primarily due to average Medicare premium rate increases of 2.5%, which were more than offset by increased medical utilization reflected mostly in hospital costs. In 13 of our 24 Medicare markets, representing half of our annual Medicare premiums of $2.4 billion, we incurred contract losses of $111 million. Six of these 13 markets were generally newer markets where we had been unable to achieve the scale of operations necessary to achieve profitability. In numerous counties in the other seven markets, we experienced increased medical costs that exceeded the fixed Medicare premiums, which only increased 2.5% on average.
    Despite increasing commercial medical cost trends in certain health plan markets, UnitedHealthcare's commercial medical care ratio improved slightly to 85.6% in 1998 from 85.7% in 1997.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses as a percent of total revenues (the operating cost ratio) decreased from 20.0% in 1997 to 17.1% in 1998. The improvement in the year-over-year operating cost ratio principally reflected the operating leverage we gained with the addition of the AARP business. On an absolute dollar basis, selling, general and administrative costs increased by $600 million, or 25%, over 1997. The increase primarily reflected the additional infrastructure needed to support the $5.4 billion, or 53%, increase in premium-based business.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization was $185 million in 1998, and $146 million in 1997. This increase resulted from a combination of higher levels of capital expenditures to support business growth and amortization of goodwill and other intangible assets related to recent acquisitions.

FINANCIAL CONDITION AND LIQUIDITY AT DECEMBER 31, 1999

During 1999, we generated $1.2 billion in cash from operating activities. We continued to maintain a strong financial condition and liquidity position, with cash and investments of $4.7 billion at December 31, 1999, an increase of $295 million from December 31, 1998.

    Cash and investments included $484 million and $111 million of equity securities as of December 31, 1999 and 1998, respectively. The increase in equity securities is primarily attributable to unrealized gains of $318 million during 1999, largely resulting from our investment in Healtheon common stock, which increased in value subsequent to Healtheon's initial public stock offering in February 1999.

    As further described under "Regulatory Capital and Dividend Restrictions," many of our subsidiaries are subject to various government regulations. After taking into account these regulations, approximately $300 million (excluding equity securities of $484 million) of our $4.7 billion of cash and investments at December 31, 1999, was available for general corporate use, including share repurchases, acquisitions and working capital needs. Of this amount, approximately $200 million was maintained at year-end as part of our Year 2000 risk mitigation planning. Our operating cash flows and financing capability also provide us with funds, as needed, for general corporate use.

    During 1999, we issued commercial paper and, as of December 31, 1999, we had $591 million outstanding, with interest rates ranging from 5.5% to 6.3%.

    In November 1999, we also issued a $150 million two-year floating rate note. The interest rate for the initial three-month period is 6.65%.

    We used the proceeds from the commercial paper and the floating rate note to repay $400 million of unsecured notes in December 1999.

    In August 1999, we increased our commercial paper program and our supporting credit arrangements with a group of banks to an aggregate of $900 million. The supporting credit arrangements are composed of a $300 million revolving credit facility, expiring in December 2003, and a $600 million 364-day facility, expiringin August 2000. We also have the capacity to issue approximately $180 million of extendible commercial notes (ECNs). At December 31, 1999, we had no amounts outstanding under our credit facilities or ECN programs.

    Our debt arrangements and credit facilities contain various covenants, the most restrictive of which place limitations on secured and unsecured borrowings and require us to exceed minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

    Our senior debt is rated "A" by Standard & Poor's and Duff & Phelps, and "A3" by Moody's. Our commercial paper and ECN programs are rated "A-1" by Standard & Poor's, "D-1" by Duff & Phelps, and "P-2" by Moody's.

    The aggregate issuing capacity of all securities covered by shelf registration statements for common stock, preferred stock, debt securities and other securities is $1.25 billion. We may publicly offer such securities from time to time at prices and terms to be determined at the time of offering.

    Under the board of directors' authorization, we are operating a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 1999, we repurchased 19.4 million shares for an aggregate of $983 million. Since inception of our stock repurchase activities in November 1997 and through December 31, 1999, we have repurchased 30.9 million shares for an aggregate of $1.4 billion. As of December 31, 1999, we have board of directors' authorization to purchase up to an additional 13.9 million shares of our common stock.

    In the second quarter of 1998, we recognized special charges to operations of $725 million associated with implementing our operational realignment plan. We believe our remaining after-tax cash outlay associated with these charges will be approximately $80 million over the next 12 months.

    We expect our available cash and investment resources, operating cash flows and financing capability will be sufficient to meet our current operating requirements and other corporate development initiatives. A substantial portion of our long-term investments ($2.6 billion as of December 31, 1999) is classified as available for sale. Subject to the previously described regulations, these investments may be sold prior to their maturity to fund working capital or for other purposes.

    Currently, we do not have any other material definitive commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products and programs and may include acquisitions.

    During 1999, we formed and initiated funding of the UnitedHealth Foundation using a portion of our investment in Healtheon common stock valued at approximately $50 million. UnitedHealth Foundation is dedicated to improving Americans' health and well-being by supporting consumer and physician education and awareness programs, generating objective information that will contribute to improving health care delivery, and sponsoring community-based health and well-being activities.

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

Our operations are conducted through our wholly-owned subsidiaries, which include health maintenance organizations (HMOs) and insurance companies. HMOs and insurance companies are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. Generally, the amount of dividend distributions that may be paid by regulated insurance and HMO companies, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus.

    As of December 31, 1999, our regulated subsidiaries had aggregate statutory capital and surplus of approximately $1.5 billion, compared with their aggregate minimum statutory capital and surplus requirements of approximately $350 million.

    The National Association of Insurance Commissioners has adopted rules which, to the extent that they are implemented by the states, will set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital rules. The change in rules for insurance companies was effective December 31, 1998. The new HMO rules are subject to state-by-state adoption, but not many states had adopted the rules as of December 31, 1999. The HMO rules, if adopted by the states in their proposed form, would significantly increase the minimum capital required for certain of our subsidiaries. However, we believe we can redeploy capital among our regulated entities to minimize the need for incremental capital investment of general corporate financial resources into regulated subsidiaries. As such, we do not anticipate a significant impact on our aggregate capital or investments in regulated subsidiaries.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates and equity prices.

    Approximately $4.2 billion of our cash and investments at December 31, 1999, was invested in fixed income securities. We manage our investment portfolio within risk parameters approved by our board of directors; however our fixed income securities are subject to the effects of market fluctuations in interest rates. Assuming a hypothetical and immediate 1% increase in rates applicable to our fixed income portfolio at December 31, 1999, the fair value of our fixed income investments would decrease by approximately $110 million.

    As of December 31, 1999, we owned approximately 7.8 million shares of Healtheon common stock. With Healtheon's public stock offering in February 1999 and subsequent increases to the fair value of Healtheon's stock, we have recorded a $283 million unrealized gain, or $178 million net of income tax effects, in shareholders' equity as of December 31, 1999. Assuming an immediate decrease of 25% in Healtheon's stock price, the hypothetical reduction in shareholders' equity related to these holdings is estimated to be $45 million (net of income tax effects), or 1% of total shareholders' equity at December 31, 1999.

INFLATION

Although the general rate of inflation has remained relatively stable and health care cost inflation has stabilized in recent years, the national health care cost inflation rate still exceeds the general inflation rate. We use various strategies to mitigate the negative effects of health care cost inflation, including setting commercial premiums based on anticipated health care costs, care coordination with various health care providers, and various health care cost containment measures. Specifically, health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted care providers, our health plans emphasize preventive health care and appropriate use of specialty and hospital services.

    While we currently believe our strategies to mitigate health care cost inflation will continue to be successful, competitive pressures, new health care and pharmaceutical product introductions, demands from health care providers and customers, applicable regulations or other factors may affect our ability to control the impact of health care cost increases. In addition, certain non-network-based products do not have health care cost containment measures similar to those in place for network-based products. As a result, there is added health care cost inflation risk with these products, which constitute approximately 4% of our consolidated risk-based membership. We consider these inflation risks when determining prices for those products.

YEAR 2000 INFRASTRUCTURE MODIFICATION ACTIVITIES

Our Year 2000 infrastructure remediation efforts were successful and, during 2000, we have not experienced any business disruptions or system failures.

LEGAL MATTERS

See Note 13 to the accompanying consolidated financial statements for a discussion of legal matters.

CAUTIONARY STATEMENT REGARDING "FORWARD-LOOKING" STATEMENTS

The statements contained in Results of Operations, and other sections of this annual report to shareholders, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the PSLRA). When used herein, the words or phrases "believes," "expects," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions are intended to identify such forward-looking statements. Any of these forward-looking statements involve risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements. Statements that are not strictly historical are "forward-looking" statements under the safe harbor provisions of the PSLRA. Forward-looking statements involve known and unknown risks, which may cause actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from expectations include, without limitation: the effects of state and federal regulations, the effects of acquisitions and divestitures, and other risks described from time to time in each of UnitedHealth Group's SEC reports, including quarterly reports on Form 10-Q, annual reports on Form 10-K, and reports on Form 8-K.

Consolidated Statements of Operations UNITEDHEALTH GROUP




                                                                       For the Year Ended December 31,

(in millions, except per share data)                                  1999           1998           1997
------------------------------------------------------------------------------------------------------------
REVENUES
   Premiums                                                       $ 17,550       $ 15,516       $ 10,135
   Management Services and Fees                                      1,793          1,590          1,428
   Investment and Other Income                                         219            249            231
------------------------------------------------------------------------------------------------------------
   Total Revenues                                                   19,562         17,355         11,794
------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
   Medical Costs                                                    15,043         13,523          8,542
   Selling, General and Administrative Expenses                      3,343          2,964          2,364
   Depreciation and Amortization                                       233            185            146
   Operational Realignment and Other Charges                           -              725            -
------------------------------------------------------------------------------------------------------------
   Total Operating Expenses                                         18,619         17,397         11,052
------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS                                        943            (42)           742
   Interest Expense                                                    (49)            (4)           -
------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES                                    894            (46)           742
   Provision for Income Taxes                                         (326)          (120)          (282)
------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS)                                                    568           (166)           460

CONVERTIBLE PREFERRED STOCK DIVIDENDS AND REDEMPTION PREMIUM           -              (48)           (29)
------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) APPLICABLE TO COMMON SHAREHOLDERS             $    568       $   (214)      $    431
------------------------------------------------------------------------------------------------------------

BASIC NET EARNINGS (LOSS) PER COMMON SHARE                        $   3.26       $  (1.12)      $   2.30
------------------------------------------------------------------------------------------------------------

DILUTED NET EARNINGS (LOSS) PER COMMON SHARE                      $   3.20       $  (1.12)      $   2.26
------------------------------------------------------------------------------------------------------------

BASIC WEIGHTED-AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING                                                174.1          190.6          187.0
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS                           3.4            -              3.8
------------------------------------------------------------------------------------------------------------

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING, ASSUMING DILUTION                                    177.5          190.6          190.8
------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS  UNITEDHEALTH GROUP


                                                                                                       As of December 31,
(in millions, except share and per share data)                                                      1999              1998
------------------------------------------------------------------------------------------------------------------------------------

ASSETS
   Current Assets
      Cash and Cash Equivalents                                                                 $   1,605          $ 1,644
      Short-Term Investments                                                                          546              170
      Accounts Receivable, net of allowances of $117 and $64                                          912              965
      Assets Under Management                                                                       1,328            1,155
      Other Current Assets                                                                            177              320
------------------------------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                                       4,568            4,254
   Long-Term Investments                                                                            2,568            2,610
   Property and Equipment, net of accumulated depreciation of $482 and $463                           278              294
   Goodwill and Other Intangible Assets, net of accumulated amortization
      of $376 and $258                                                                              2,859            2,517
------------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                           $  10,273          $ 9,675
------------------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
   Current Liabilities
      Medical Costs Payable                                                                     $   2,915          $ 2,780
      Accounts Payable and Accrued Liabilities                                                      1,003              949
      Other Policy Liabilities                                                                        910              714
      Short-Term Debt                                                                                 591              459
      Unearned Premiums                                                                               473              414
------------------------------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                                  5,892            5,316
   Long-Term Debt                                                                                     400              249
   Deferred Income Taxes and Other Liabilities                                                        118               72
   Commitments and Contingencies (Note 13)
------------------------------------------------------------------------------------------------------------------------------------
   Shareholders' Equity
      Common Stock, $0.01 par value - 500,000,000 shares authorized;
         167,470,000 and 183,930,000 issued and outstanding                                             2                2
      Additional Paid-in Capital                                                                      249            1,107
      Retained Earnings                                                                             3,447            2,885
      Accumulated Other Comprehensive Income:
         Net Unrealized Holding Gains on Investments Available for Sale,
               net of income tax effects                                                              165               44
------------------------------------------------------------------------------------------------------------------------------------
         Total Shareholders' Equity                                                                 3,863            4,038
------------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Shareholders' Equity                                             $  10,273          $ 9,675
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity  UNITEDHEALTH GROUP


                                                                                           Net Unrealized
                                                                                           Holding Gains
                                                                                            (Losses) on
                                                      Common Stock   Additional              Investments    Total
                                                    ---------------   Paid-in    Retained     Available  Shareholders' Comprehensive
(in millions, except per share data)                Shares   Amount   Capital    Earnings     for Sale      Equity    Income (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                          185      $ 2     $1,148     $ 2,680       $  (7)      $3,823
   Issuance of Common Stock
      Stock Plans and Related Tax Benefits              3       -         116           -           -          116
      Acquisitions                                      3       -         144           -           -          144
   Stock Repurchases                                    -       -         (10)          -           -          (10)
   Comprehensive Income
      Net Earnings                                      -       -           -         460           -          460     $   460
      Other Comprehensive Income Adjustments
         Change in Net Unrealized Holding
            Gains (Losses) on Investments Available
            for Sale, net of income tax effects         -       -           -           -          36           36          36
                                                                                                                         ------
               Comprehensive Income                     -       -           -           -           -           -      $   496
                                                                                                                         ------
   Cash Dividends
      Common Stock ($0.03 per share)                    -       -           -          (6)          -           (6)
      Convertible Preferred Stock ($57.50 per share)    -       -           -         (29)          -          (29)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1997                          191        2      1,398       3,105          29        4,534
   Issuance of Common Stock
      Stock Plans and Related Tax Benefits              4       -         131           -           -          131
      Acquisitions                                      -       -          14           -           -           14
   Stock Repurchases                                  (11)      -        (436)          -           -         (436)
   Comprehensive Income (Loss)
      Net Loss                                          -       -           -        (166)          -         (166)    $  (166)
      Other Comprehensive Income Adjustments
         Change in Net Unrealized Holding
            Gains on Investments Available
            for Sale, net of income tax effects         -       -           -           -          15           15          15
                                                                                                                         ------
               Comprehensive Loss                       -       -           -           -           -           -      $  (151)
                                                                                                                         ------
   Cash Dividends
      Common Stock ($0.03 per share)                    -       -           -          (6)          -           (6)
      Convertible Preferred Stock ($56.03 per share)    -       -           -         (28)          -          (28)
   Convertible Preferred Stock Redemption Premium       -       -           -         (20)          -          (20)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                          184        2      1,107       2,885          44        4,038
   Issuance of Common Stock
      Stock Plans and Related Tax Benefits              3       -         125           -           -          125
   Stock Repurchases                                  (20)      -        (983)          -           -         (983)
   Comprehensive Income
      Net Earnings                                      -       -           -         568           -          568     $   568
      Other Comprehensive Income Adjustments
         Change in Net Unrealized Holding
            Gains on Investments Available
            for Sale, net of income tax effects         -       -           -           -         121          121         121
                                                                                                                         ------
               Comprehensive Income                     -       -           -           -           -           -      $   689
                                                                                                                         ------
   Cash Dividends
      Common Stock ($0.03 per share)                    -       -           -          (6)          -           (6)

-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                          167      $ 2     $  249     $ 3,447       $ 165       $3,863
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows  UnitedHealth Group


                                                                                       For the Year Ended December 31,

(in millions)                                                                      1999             1998              1997
------------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
   Net Earnings (Loss)                                                          $   568           $  (166)         $   460
   Noncash Items
         Depreciation and Amortization                                              233               185              146
         Deferred Income Taxes and Other                                             35              (184)              91
         Asset Impairments                                                            -               451                -
   NetChange in Other Operating Items, net of effects from acquisitions, sales of subsidiaries and changes in AARP balances
         Accounts Receivable and Other Current Assets                                84                67              (84)
         Medical Costs Payable                                                      165               269               53
         Accounts Payable and Other Current Liabilities                              60               347              (30)
         Unearned Premiums                                                           44               102               47
------------------------------------------------------------------------------------------------------------------------------------
         Cash Flows From Operating Activities                                     1,189             1,071              683
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Cash Paid for Acquisitions, net of cash assumed and other effects               (334)             (464)               -
   Purchases of Property and Equipment and Capitalized Software                    (196)             (210)            (187)
   Proceeds from Sales of Property and Equipment
      and Disposition of Businesses                                                  51                59                -
   Purchases of Investments                                                      (2,208)           (2,799)          (6,706)
   Maturities/Sales of Investments                                                2,064             3,435            5,889
------------------------------------------------------------------------------------------------------------------------------------
         Cash Flows (Used For) From Investing Activities                           (623)               21           (1,004)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Proceeds from Stock Option Exercises                                             102                84               79
   Proceeds from Short-Term Borrowings, net of payments                             132               459                -
   Proceeds from Issuance of Long-Term Debt                                         150               249                -
   Common Stock Repurchases                                                        (983)             (436)             (10)
   Redemption of Convertible Preferred Stock                                          -              (520)               -
   Dividends Paid                                                                    (6)              (34)             (35)
------------------------------------------------------------------------------------------------------------------------------------
         Cash Flows (Used For) From Financing Activities                           (605)             (198)              34
------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (39)              894             (287)
------------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                    1,644               750            1,037
------------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                       $  1,605          $  1,644          $   750
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements  UnitedHealth Group


(1) DESCRIPTION OF BUSINESS
UnitedHealth Group Incorporated (also referred to as "UnitedHealth Group," "the Company," "we," "us," "our") is a national leader in forming and operating orderly, efficient markets for the exchange of high quality health and well-being services. Through five distinct but strategically aligned businesses operating in separate market segments, we offer health care coverage and related services to help people achieve improved health and well-being.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
We have prepared the consolidated financial statements in accordance with generally accepted accounting principles and have included the accounts of UnitedHealth Group and its subsidiaries. We have eliminated all significant intercompany balances and transactions.

USE OF ESTIMATES
These financial statements include some amounts that are based on our best estimates and judgments. The most significant estimates relate to medical costs payable and other policy liabilities, intangible asset valuations and integration reserves relating to acquisitions, and liabilities and asset impairments relating to our operational realignment activities. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

REVENUE RECOGNITION
Premium revenues are recognized in the period enrolled members are entitled to receive health care services. Premium payments received from our customers prior to such period are recorded as unearned premiums. Management services and fee revenues are recognized in the period the related services are performed. Premium revenues related to Medicare and Medicaid programs as a percentage of total premium revenues were 21% in 1999, 20% in 1998, and 22% in 1997.

MEDICAL COSTS AND MEDICAL COSTS PAYABLE
Medical costs include claims paid, claims adjudicated but not yet paid, estimates for claims received but not yet adjudicated, and estimates for claims incurred but not yet received.
    The estimates of medical costs and medical costs payable are developed using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors including product changes. The estimates are subject to change as actuarial methods change or as underlying facts upon which estimates are based change. We did not change our actuarial methods during 1999, 1998 or 1997. The impact of any changes in estimates is included in the determination of earnings in the period of change. Management believes that the amount of medical costs payable is adequate to cover the company's liability for unpaid claims as of December 31, 1999.

CASH, CASH EQUIVALENTS AND INVESTMENTS
Cash and cash equivalents are highly liquid investments with an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. Investments with a maturity of less than one year are classified as short-term.
    Investments held by trustees or agencies according to state regulatory requirements are classified as held-to-maturity based on our ability and intent to hold these investments to maturity. Such investments are reported at amortized cost and are included in long-term investments. All other investments are classified as available for sale and reported at fair value based on quoted market prices and are classified as short-term or long-term depending on their maturity term. Periodically, we sell investments classified as long-term prior to their maturity to fund working capital or for other purposes.
    Unrealized gains and losses on investments available for sale are excluded from earnings and reported as a separate component of shareholders' equity, net of income tax effects. To calculate realized gains and losses on the sale of investments available for sale, we use the specific cost of each investment sold. We have no investments classified as trading securities.

ASSETS UNDER MANAGEMENT
Under our 10-year agreement with AARP, we are administering certain aspects of AARP's insurance program that were transferred from the program's previous carrier (see Note 6). Pursuant to our agreement with AARP, the associated assets are managed separately from our general investment portfolio and are used to fund expenditures associated with the AARP Program. These assets are invested at our discretion, within certain investment guidelines approved by the AARP. At December 31, 1999, the assets were invested in marketable debt securities. Interest earnings and realized investment gains and losses on these assets accrue to the AARP policyholders and, as such, are not included in our determination of earnings. Assets under management are reported at their fair value. Unrealized gains and losses are included in the rate stabilization fund associated with the AARP Program (see Note 6). As of December 31, 1999, the AARP investment portfolio included net unrealized losses of $34 million compared with net unrealized gains of $12 million as of December 31, 1998.

OTHER POLICY LIABILITIES
Other policy liabilities include the rate stabilization fund associated with the AARP Program (see Note 6) and retrospective rate credit liabilities and customer balances related to experience-rated indemnity products.
    Retrospective rate credit liabilities represent premiums we received in excess of amounts contractually owed by customers based on actual claim experience. Liabilities established for closed policy years are based on actual experience, while liabilities for open years are based on estimates of premiums, claims and expenses incurred.

    Customer balances consist principally of deposit accounts and reserves that have accumulated under certain experience-rated contracts. At the customer's option, these balances may be returned to the customer or used to pay future premiums or claims under eligible contracts.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the respective assets, ranging from three years to 30 years. The weighted-average useful life of property and equipment at December 31, 1999, was approximately four years.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the purchase price and transaction costs associated with businesses we have acquired in excess of the estimated fair value of the net assets of these businesses. To the extent possible, a portion of the excess purchase price and transaction costs is assigned to identifiable intangible assets. Goodwill and other intangible assets are being amortized on a straight-line basis over useful lives ranging from three years to 40 years, with a weighted-average useful life of 34 years at December 31, 1999.

    The useful lives of goodwill and other intangible assets have been assigned based on our best judgment. We periodically evaluate whether certain circumstances may affect the estimated useful lives or the recoverability of the unamortized balance of goodwill or other intangible assets.

    The most significant components of goodwill and other intangible assets are composed of goodwill of $2.1 billion at December 31, 1999, and $1.8 billion at December 31, 1998, and employer group contracts, supporting infrastructure, distribution networks and institutional knowledge of $550 million at December 31, 1999, and $570 million at December 31, 1998, net of accumulated amortization.

LONG-LIVED ASSETS

We review long-lived assets for events or changes in circumstances that would indicate we may not recover their carrying value. We consider a number of factors, including estimated future undiscounted cash flows associated with the long-lived asset, to make this decision. We record assets held for sale at the lower of their carrying amount or fair value, less any costs associated with the final settlement.

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

STOCK-BASED COMPENSATION

We use the intrinsic value method for determining stock-based compensation expenses. Under the intrinsic value method, we do not recognize compensation expense when the exercise price of an employee stock option equals or exceeds the fair market value of the stock on the date the option is granted. Information on what our stock-based compensation expenses would have been had we calculated those expenses using the fair market values of outstanding stock options is included in Note 11.

NET EARNINGS (LOSS) PER COMMON SHARE

Basic net earnings (loss) per common share is computed by dividing net earnings
(loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, since their inclusion would be anti-dilutive.

COMPREHENSIVE INCOME

Comprehensive income and its components are reported in the Consolidated Statements of Changes in Shareholders' Equity. Comprehensive income is defined as changes in the equity of our business excluding changes resulting from investments and distributions to our shareholders.

RECENTLY ISSUED ACCOUNTING STANDARD

In June 1998, a new standard on accounting for derivative financial instruments and hedging activities was issued. This new standard will not materially affect our financial results or disclosures based upon our current investment portfolio.

RECLASSIFICATIONS

Certain 1998 and 1997 amounts in the consolidated financial statements have been reclassified to conform to the 1999 presentation. These reclassifications have no effect on net earnings (loss) or shareholders' equity as previously reported.

(3) ACQUISITIONS

In September 1999, our Ingenix business segment acquired Worldwide Clinical Trials, Inc. (WCT), a leading contract research organization. We paid $214 million in cash in exchange for all outstanding shares of WCT. We accounted for the purchase using the purchase method of accounting, which means the purchase price was allocated to assets and liabilities acquired based on their estimated fair values at the date of acquisition and only the post-acquisition results of WCT are included in our consolidated financial statements. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of net assets acquired by $214 million, which has been assigned to goodwill and is being amortized over its estimated useful life of 30 years. The pro forma effects of the WCT acquisition on our consolidated financial statements were not material.

    In June 1999, our Specialized Care Services business segment acquired Dental Benefit Providers, Inc. (DBP), one of the largest managed dental care services companies in the United States. We paid $105 million in cash, and we accounted for the acquisition using the purchase method of accounting. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of net assets acquired by $105 million, which has been assigned to goodwill and is being amortized over its estimated useful life of 40 years. The pro forma effects of the DBP acquisition on our consolidated financial statements were not material.

    In October 1998, our Health Care Services segment acquired HealthPartners of Arizona, Inc. (HPA), with 509,000 members as of the acquisition date. We paid $235 million in cash in exchange for all outstanding shares of HPA. We accounted for the acquisition using the purchase method of accounting. The purchase price and costs associated with the acquisition exceeded the estimated fair value of net assets acquired by $223 million, which has been assigned to goodwill and is being amortized over its estimated useful life of 40 years. The pro forma effects of the HPA acquisition on our consolidated financial statements were not material.
    During 1998, our Ingenix segment acquired Kern McNeill International, Inc.
(KMI), a leading contract research organization, and St. Anthony Publishing, Inc. (St. Anthony), a leader in the health care coding and reimbursement publications market. In the aggregate, we paid $188 million in cash and assumed liabilities of $17 million in exchange for all of the common stock of KMI and St. Anthony. We accounted for these acquisitions using the purchase method of accounting. The purchase price and costs associated with these acquisitions exceeded the preliminary fair value of net assets acquired by $205 million, which has been assigned to trade names and goodwill and is being amortized over their estimated useful lives ranging from 15 to 40 years. The pro forma effects of these acquisitions on our consolidated financial statements were not material.
    On December 31, 1997, our Ingenix segment acquired Medicode, Inc. (Medicode), a leading provider of health care information products. We issued
2.4 million shares of common stock and 507,000 common stock options with a total fair value of $127 million in exchange for all outstanding shares of Medicode. We accounted for the acquisition using the purchase method of accounting. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of net assets acquired by $123 million, which was originally assigned entirely to goodwill. During the second quarter of 1998, the Company completed the valuation of the intangible assets acquired in the Medicode transaction. Pursuant to the valuation, we expensed $68 million of the excess purchase price representing purchased in-process technology that previously had been assigned to goodwill. In management's judgment, this amount reflects the amount we would reasonably expect to pay an unrelated party for each project included in the technology. The value of in-process research and development of $68 million represented approximately 48% of the purchase price and was determined by estimating the costs to develop the purchased technology into commercially viable products, then estimating the resulting net cash flows from each project that was incomplete at the acquisition date, and discounting the resulting net cash flows to their present value. As of the date of our acquisition, Medicode had invested $8.5 million in in-process research and development projects. An additional $5 million was expended through September 30, 1999, at which time all projects that were in-process as of the acquisition date were complete. The $68 million charge is included as a component of Operational Realignment and Other Charges in the accompanying Consolidated Statements of Operations for the year ended December 31, 1998. Based on the final valuation, the remaining excess purchase price of $55 million was assigned to existing technologies, trade names and goodwill and is being amortized over their estimated useful lives, averaging 13 years. The pro forma effects of the Medicode acquisition on our consolidated financial statements were not material.

(4) SPECIAL OPERATING CHARGES
OPERATIONAL REALIGNMENT AND OTHER CHARGES
In conjunction with our operational realignment initiatives, we developed and, in the second quarter of 1998, approved a compre hensive plan (the Plan) to implement our operational realignment. We recognized corresponding charges to operations of $725 million in the second quarter of 1998, which reflected the estimated costs to be incurred under the Plan. The charges included costs associated with asset impairments; employee terminations; disposing of or discontinuing business units, product lines and contracts; and consolidating and eliminating certain claim processing operations and associated real estate obligations.
    The asset impairments consisted principally of: 1) purchased in-process research and development associated with our acquisition of Medicode, Inc.; 2) goodwill and other long-lived assets including fixed assets, computer hardware and software, and leasehold improvements associated with businesses we intend to dispose of or markets where we plan to curtail our operations or change our operating presence; and 3) other realignment initiatives. Activities associated with the Plan will result in the reduction of approximately 5,200 positions, affecting approximately 6,400 people in various locations. Through December 31, 1999, we had eliminated approximately 3,900 positions, affecting approximately 3,700 people, pursuant to the Plan. The remaining positions are expected to be eliminated by December 31, 2000.
    In August 1999, we completed the sale of our managed workers' compensation business. During the second half of 1998 and the first half of 1999, we also completed the sale of our medical provider clinics and the reconfiguration of our small group insurance business and a non-strategic health plan market. The balances accrued in our operational realignment and other charges were sufficient to cover actual costs associated with the disposition and reconfiguration of these businesses.
    Remaining markets where we plan to curtail or make changes to our operating presence include two health plan markets that are in non-strategic markets. In Puerto Rico, we expect to complete the sale of this business prior to April 30, 2000. In the Pacific Coast region, we will be exiting our operations related to small and mid-sized customer groups with anticipated completion in 2000. We believe the balances accrued in our operational realignment and other charges will be sufficient to cover expenses incurred in the sale and exit of these markets.
    Our accompanying financial statements include the operating results of businesses and markets to be disposed of or discontinued in connection with the operational realignment. The carrying value of the net assets held for sale or disposal is approximately $20 million as of December 31, 1999. Our accompanying Consolidated Statements of Operations include revenues and operating losses from businesses disposed of or to be disposed of, and markets we plan to exit for the years ended December 31 as follows (in millions):

                                              1999      1998
----------------------------------------------------------------
Revenues                                $      689    $   964
Loss from operations                    $      (41)   $   (52)
----------------------------------------------------------------

    The table above does not include operating results from the counties where we withdrew our Medicare product offerings, effective January 1, 1999, and where we will be withdrawing our Medicare product offerings, effective January 1, 2000. Annual revenues for 1998 for Medicare counties we exited in January 1999 were approximately $225 million. Annual revenues for 1999 from the Medicare counties we are exiting in January 2000 were approximately $230 million.
    The operational realignment and other charges do not cover certain aspects of the Plan, including new information systems, data conversions, process re-engineering, and employee relocation and training. These costs are charged to expense as incurred or capitalized, as appropriate. During 1999 and 1998, we incurred expenses of approximately $52 million and $13 million, respectively, related to these activities.
    The Plan provided for substantial completion in 1999. However, some initiatives, including the consolidation of certain claim and administrative processing functions and certain divestitures and market realignment activities are requiring additional time in order to complete them in the most effective manner and will extend through 2000. Based on current facts and circumstances, we believe the remaining realignment reserve is adequate to cover the costs to be incurred in executing the remainder of the Plan. However, as we proceed with the execution of the Plan and more current information becomes available, it may be necessary to adjust our estimates for severance, lease obligations on exited facilities, and losses on disposition of businesses.

The accrual for operational realignment and other charges is included in Accounts Payable and Accrued Liabilities in the accompanying Consolidated Balance Sheets. The table below summarizes accrued operational realignment and other charges through December 31, 1999 (in millions):

                                                                  Severance and                  Disposition of
                                                      Asset       Outplacement    Noncancelable   Business and
                                                   Impairments        Costs     Lease Obligations  Other Costs       Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                      $      -         $    -           $   -           $    -         $    -
  Provision for Operational Realignment
   and Other Charges                                   430            142              82               71            725
  Additional Charges (Credits)                          21            (20)             (9)               8              -
  Cash Payments                                          -            (19)             (6)             (13)           (38)
  Noncash Charges                                     (451)             -               -                -           (451)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                             -            103              67               66            236
  Additional Charges (Credits)                           -            (22)             13                9              -
  Cash Payments                                          -            (46)            (18)             (45)          (109)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                      $      -          $  35            $ 62            $  30           $127
------------------------------------------------------------------------------------------------------------------------------------

MEDICAL COSTS
During the second quarter of 1998, we recorded $175 million of medical cost charges. Of this amount, $101 million related to Medicare contract losses, $19 million related to other increases to Medicare medical costs payable estimates, and $55 million related to increases to commercial medical costs payable estimates.
    The $101 million of contract losses were incurred in 13 of our 24 Medicare markets. These plans contributed half of our annual Medicare premiums of $2.4 billion in 1998. Six of these markets were generally newer markets where we had been unable to achieve the scale of operations necessary to achieve profitability. In numerous counties in the other seven markets, we experienced increased medical costs that exceeded the fixed Medicare premiums, which only increased 2.5% on average.

(5) PROVISION FOR FUTURE LOSSES
In the second quarter of 1996, we recorded a provision to medical costs of $45 million to cover estimated losses we expected to incur through the remaining terms of two large multi-year contracts in our St. Louis health plan. One of the contracts expired in December 1998 and contained a premium rate increase cap of 2.5% per year. The other contract expires in December 2000 and generally limits premium rate increases to annual Consumer Price Index adjustments. As of December 31, 1999, there were 40,000 members covered under this contract. During 1999 and 1998, we utilized $6 million and $8 million, respectively, of the accrual for future losses. At December 31, 1999, we had $7 million remaining in the accrual for future losses, which is included in Medical Costs Payable in the accompanying Consolidated Balance Sheets. We expect this accrual will be sufficient to cover expected future losses from the remaining contract.

(6) AARP (AMERICAN ASSOCIATION OF RETIRED PERSONS)
On January 1, 1998, we entered into a 10-year contract to provide insurance products and services to members of the AARP. Under the terms of the contract, we are compensated for claim administration and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. AARP has also contracted with certain other vendors to provide other member and marketing services. We report premium revenues associated with the AARP Program net of the administrative fees paid to these vendors and an administrative allowance we pay to AARP. Premium revenues from our portion of the AARP insurance offerings were approximately $3.5 billion during both 1999 and 1998.
    The underwriting results related to the AARP business are recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. To the extent underwriting losses exceed the balance in the RSF, we would be required to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. The RSF balance was $713 million as of December 31, 1999, and $509 million as of December 31, 1998, and is included in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.
    We assumed the policy and other policy liabilities related to the AARP program and received cash and premium receivables from the previous insurance carrier equal to the carrying value of the liabilities assumed as of January 1, 1998. The following AARP Program-related assets and liabilities are included in our Consolidated Balance Sheets (in millions):

                                  Balance as of December 31,
                                    1999            1998
---------------------------------------------------------------
Assets Under Management           $  1,307       $   1,155
Accounts Receivable               $    276       $     287
Medical Costs Payable             $    791       $     830
Other Policy Liabilities          $    713       $     509
Accounts Payable and
  Accrued Liabilities             $     79       $     103
---------------------------------------------------------------

    The effects of changes in balance sheet amounts associated with the AARP Program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.

(7) CASH, CASH EQUIVALENTS AND INVESTMENTS
As of December 31, the amortized cost, gross unrealized holding gains and losses, and fair value of cash, cash equivalents, and investments were as follows (in millions):

                                                                        Gross Unrealized  Gross Unrealized
1999                                                   Amortized Cost     Holding Gains    Holding Losses     Fair Value
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                  $1,605            $    -           $    -            $1,605
------------------------------------------------------------------------------------------------------------------------------------

Debt Securities - Available for Sale
   U.S. Government and Agencies                               726                 -              (18)              708
   State and State Agencies                                   555                 2               (9)              548
   Municipalities                                             527                 2               (9)              520
   Corporate                                                  797                 -              (22)              775
------------------------------------------------------------------------------------------------------------------------------------
Debt Securities - Available for Sale                        2,605                 4              (58)            2,551
Equity Securities - Available for Sale                        166               318                -               484
------------------------------------------------------------------------------------------------------------------------------------
Total Investments Available for Sale                        2,771               322              (58)            3,035
------------------------------------------------------------------------------------------------------------------------------------


Investments Held to Maturity
   U.S. Government and Agencies                                58                 -                -                58
   State and State Agencies                                     1                 -                -                 1
   Municipalities                                               1                 -                -                 1
   Corporate                                                   19                 -                -                19
------------------------------------------------------------------------------------------------------------------------------------
Total Investments Held to Maturity                             79                 -                -                79
------------------------------------------------------------------------------------------------------------------------------------
      Total Cash and Investments                           $4,455            $  322           $  (58)           $4,719
------------------------------------------------------------------------------------------------------------------------------------

1998
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                  $1,644            $    -           $    -            $1,644
------------------------------------------------------------------------------------------------------------------------------------
Debt Securities - Available for Sale
   U.S. Government and Agencies                               668                10                -               678
   State and State Agencies                                   675                27                -               702
   Municipalities                                             535                20                -               555
   Corporate                                                  628                10               (2)              636
------------------------------------------------------------------------------------------------------------------------------------
Debt Securities - Available for Sale                        2,506                67               (2)            2,571
Equity Securities - Available for Sale                        105                 6                -               111
------------------------------------------------------------------------------------------------------------------------------------
Total Investments Available for Sale                        2,611                73               (2)            2,682
------------------------------------------------------------------------------------------------------------------------------------

Investments Held to Maturity
   U.S. Government and Agencies                                53                 -                -                53
   State and State Agencies                                    16                 -                -                16
   Municipalities                                               1                 -                -                 1
   Corporate                                                   17                 -                -                17
   Other                                                       11                 -                -                11
------------------------------------------------------------------------------------------------------------------------------------
Total Investments Held to Maturity                             98                 -                -                98
------------------------------------------------------------------------------------------------------------------------------------
      Total Cash and Investments                           $4,353            $   73           $   (2)           $4,424
------------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1999, the contractual maturities of our investments in debt securities were as follows (in millions):

                                         Less Than         One to       More Than Five to    More Than
YEARS TO MATURITY                        One Year        Five Years         Ten Years        Ten Years           Total
------------------------------------------------------------------------------------------------------------------------------------
At Amortized Cost:
   Investments Available for Sale        $   202           $  851            $  835           $  717            $2,605
   Investments Held to Maturity               36               43                -               -                  79
------------------------------------------------------------------------------------------------------------------------------------
      Total Debt Securities              $   238           $  894            $  835           $  717            $2,684
------------------------------------------------------------------------------------------------------------------------------------

At Fair Value:
   Investments Available for Sale        $   202           $  841            $  816           $  692            $2,551
   Investments Held to Maturity               36               43               -                -                  79
------------------------------------------------------------------------------------------------------------------------------------
      Total Debt Securities              $   238           $  884            $  816           $  692            $2,630
------------------------------------------------------------------------------------------------------------------------------------

Gross realized gains of $9 million, $31 million and $37 million and gross realized losses of $15 million, $5 million and $11 million were recognized in 1999, 1998 and 1997, respectively, and are included in Investment and Other Income in the accompanying Consolidated Statements of Operations.
    During 1999, we contributed approximately 1.2 million shares of Healtheon Corporation common stock valued at approximately $50 million to the UnitedHealth Foundation. The difference between the realized gain of approximately $49 million on the stock transfer and the related contribution expense of $50 million was $1 million. The net effect of this transaction is included in Investment and Other Income in the accompanying Consolidated Statement of Operations for 1999.

(8) DEBT
Debt consisted of the following as of December 31(in millions):

                                   1999               1998
                            ----------------- ------------------
                             Carrying   Fair   Carrying    Fair
                               Value    Value    Value    Value
---------------------------------------------------------------
Commercial Paper              $ 591      $591      $ 59      $ 59

5.65% Senior Unsecured Note
  due December 1999               -         -       400       400

Floating Rate Note
  due November 2001             150       150         -         -

6.60% Senior Unsecured Note
  due December 2003             250       238       249       249
---------------------------------------------------------------------
Total Debt                    $ 991     $ 979     $ 708     $ 708

Less Current Portion           (591)     (591)     (459)     (459)
---------------------------------------------------------------------
Total Long-Term Debt          $ 400     $ 388     $ 249     $ 249
---------------------------------------------------------------------

As of December 31, 1999, we had $591 million of commercial paper outstanding, with interest rates ranging from 5.5% to 6.3%. In November 1999, we also issued a $150 million two-year floating rate note. The interest rate is adjusted quarterly to the three-month LIBOR (London Interbank Offered Rate) plus 0.5%, which was 6.65% as of December 31, 1999.
    The repayment of the $400 million unsecured note in December 1999 was financed with the $150 million floating rate note and commercial paper issuance.
    In August 1999, we increased our commercial paper program and our supporting credit arrangements with a group of banks to an aggregate of $900 million. The supporting credit arrangements are comprised of a $300 million revolving credit facility, expiring in December 2003, and a $600 million 364-day facility, expiring in August 2000. We also have the capacity to issue approximately $180 million of extendible commercial notes (ECNs) under our ECN program. At December 31, 1999, we had no amounts outstanding under our credit facilities or ECN program.
    Our debt agreements and credit facilities contain various covenants, the most restrictive of which place limitations on secured and unsecured borrowings and require us to exceed minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.
    Maturities of long-term debt for the years ending December 31 are as follows (in millions):

   2000       2001        2002         2003         2004
------------------------------------------------------------

     -      $ 150           -        $ 250            -
------------------------------------------------------------

We made cash payments for interest of $43 million in 1999.

(9) CONVERTIBLE PREFERRED STOCK
In December 1998, we redeemed all 500,000 outstanding shares of 5.75% Series A Convertible Preferred Stock (Preferred Stock). This Preferred Stock was issued to certain former shareholders of The MetraHealth Companies, Inc. (MetraHealth) as a portion of the total consideration of our 1995 acquisition of MetraHealth. The redemption price per share of stock was $1,040 per share, or $520 million in the aggregate, which included a redemption premium of $40 per share or $20 million in the aggregate. The redemption premium of $20 million is deducted from Net Earnings (Loss) to arrive at Net Earnings (Loss) Applicable to Common Shareholders in the accompanying Consolidated Statement of Operations for 1998.

(10) SHAREHOLDERS' EQUITY
REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS
Our operations are conducted through our wholly-owned subsidiaries, which include health maintenance organizations (HMOs) and insurance companies. HMOs and insurance companies are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. Generally, the amount of dividend distributions that may be paid by regulated insurance and HMO companies, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus.
    As of December 31, 1999, the Company's regulated subsidiaries had aggregate statutory capital and surplus of approximately $1.5 billion, compared with their aggregate minimum statutory capital and surplus requirements of approximately $350 million.
    The National Association of Insurance Commissioners has adopted rules which, to the extent that they are implemented by the states, will set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital rules. The change in rules for insurance companies was effective December 31, 1998. The new HMO rules are subject to state-by-state adoption, but not many states had adopted the rules as of December 31, 1999. The HMO rules, if adopted by the states in their proposed form, would significantly increase the minimum capital required for certain of our subsidiaries. However, we believe we can redeploy capital among our regulated entities to minimize the need for incremental capital investment of general corporate financial resources into regulated subsidiaries. As such, we do not anticipate a significant impact on our aggregate capital or investments in regulated subsidiaries.

STOCK REPURCHASE PROGRAM
Under the board of directors' authorization, we are operating a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 1999, we repurchased 19.4 million shares for an aggregate of $983 million. Since inception of our stock repurchase activities in November 1997 and through December 31, 1999, we have repurchased 30.9 million shares for an aggregate of $1.4 billion. As of December 31, 1999, we have board of directors' authorization to purchase up to an additional 13.9 million shares of our common stock.

DIVIDENDS
On February 10, 2000, the board of directors approved an annual dividend for 2000 of $0.03 per share to holders of common stock.

(11) STOCK-BASED COMPENSATION PLANS
We have stock and incentive plans (the Stock Plans) for the benefit of eligible employees. As of December 31, 1999, the Stock Plans allowed for the future granting of up to 7.2 million shares as incentive or non-qualified stock options, stock appreciation rights, restricted stock awards and performance awards to employees.
     In 1995, we adopted the Non-employee Director Stock Option Plans (the 1995
Plan) to benefit members of the board of directors who are not employees. As of December 31, 1999, 479,000 shares were available for future grants of non-qualified stock options under the 1995 Plan.
    Stock options are granted at an exercise price not less than the fair market value of the common stock at the date of grant. They may be exercised over varying periods and up to 10 years from the date of grant.

A summary of the activity under our Stock Plans and the 1995 Plan during 1999, 1998 and 1997 is presented in the table below (shares in thousands):

                                                        1999                               1998                1997
                                           --------------------------   --------------------------    -------------------------
                                                     Weighted-Average            Weighted-Average              Weighted-Average
                                            Shares     Exercise Price    Shares   Exercise Price       Shares   Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at Beginning of Year            18,374        $  37         17,113         $  34          16,894      $  29
Granted                                      7,203        $  40          5,847         $  39           4,366      $  44
Issued in Acquisition                            -        $   -              -         $   -             507      $   4
Exercised                                   (2,333)       $  33         (3,379)        $  23          (3,095)     $  20
Forfeited                                   (1,204)       $  39         (1,207)        $  39          (1,559)     $  35
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                  22,040        $  38         18,374         $  37          17,113      $  34
------------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                   7,779        $  34          6,725         $  33           6,702      $  28
------------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1999 (shares in thousands):

                                          Options Outstanding                               Options Exercisable
                                -------------------------------------------------      -----------------------------------
                                            Weighted-Average
                                   Number       Remaining        Weighted-Average             Number    Weighted-Average
Range of Exercise Prices       Outstanding   Option Term (years)  Exercise Price          Exercisable  Exercise Price
---------------------------------------------------------------------------------------------------------------------------
$ 0 - $22                          1,591           2.9              $ 16                    1,529          $ 16
$23 - $35                          5,500           7.4              $ 33                    2,630          $ 33
$36 - $46                         11,834           8.5              $ 41                    2,996          $ 41
$47 - $55                          3,050           7.2              $ 50                      581          $ 50
$56 - $73                             65           8.5              $ 68                       43          $ 72
---------------------------------------------------------------------------------------------------------------------------
$ 0 - $73                         22,040           7.6              $ 38                    7,779          $ 34

We increased additional paid-in capital $23 million in 1999, $47 million in 1998, and $37 million in 1997 to reflect the tax benefit we received upon the exercise of non-qualified stock options.
    We do not recognize compensation expense in connection with stock option grants related to the Stock Plans and the 1995 Plan because we grant stock options at exercise prices that equal or exceed the fair market value of the stock at the time options are granted. If we had determined compensation expense using fair market values for the stock options, net earnings (loss) per common share would have been reduced to the following pro forma amounts:

                                      1999    1998     1997
----------------------------------------------------------------
Net Earnings (Loss) (in millions)
  As Reported                        $ 568   $(166)   $ 460
  Pro Forma                          $ 531   $(206)   $ 430
----------------------------------------------------------------
Diluted Net Earnings (Loss) Per
   Common Share
  As Reported                        $ 3.20  $(1.12)  $ 2.26
  Pro Forma                          $ 2.99  $(1.33)  $ 2.10
----------------------------------------------------------------
Weighted-Average Fair Value Per Share
  of Options Granted                 $  23   $  16    $  25
----------------------------------------------------------------

    To determine compensation cost under the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Principal assumptions used in applying the Black-Scholes model were as follows:

                                      1999    1998     1997
-----------------------------------------------------------------
Risk-Free Interest Rate                 6.7%    5.2%     6.0%
Expected Volatility                      50%     46%      56%
Expected Dividend Yield                 0.1%    0.1%     0.1%
Expected Life in Years                  5.0     5.8      5.6
-----------------------------------------------------------------

    Because we did not apply the fair value method of accounting to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of what can be expected in future years.

EMPLOYEE STOCK OWNERSHIP PLAN
We have a non-leveraged Employee Stock Ownership Plan (ESOP) for the benefit of all eligible employees. Company contributions to the ESOP are made at the discretion of the board of directors. We made contributions to the ESOP of $5 million in 1999, $4 million in 1998 and $4 million in 1997.

EMPLOYEE STOCK PURCHASE PLAN
The Employee Stock Purchase Plan (ESPP) allows all eligible employees to purchase shares of common stock on semiannual offering dates at a price that is the lesser of 85% of the fair market value of the shares on the first day or the last day of the semiannual period. Employee contributions to the ESPP were $19 million for 1999, $19 million for 1998 and $17 million for 1997. Through the ESPP, we issued to employees 460,000 shares for 1999, 206,000 shares for 1998, and 422,000 for 1997. As of December 31, 1999, 2.5 million shares were available for future issue.

(12) INCOME TAXES
Components of the Provision (Benefit) for Income Taxes


Year Ended December 31, (in millions)            1999      1998    1997
----------------------------------------------------------------------------
Current
  Federal                                          $ 264   $ 273    $ 171
  State                                               36      31       20
----------------------------------------------------------------------------

   Total Current                                     300     304      191
Deferred                                              26    (184)      91
----------------------------------------------------------------------------

   Total Provision                                 $ 326   $ 120    $ 282
----------------------------------------------------------------------------

Reconciliation of the Tax Provision at the U.S. Federal Statutory Rate to the Provision for Income Taxes


Year Ended December 31, (in millions)        1999     1998    1997
-----------------------------------------------------------------------
Tax Provision (Benefit) at the
  U.S. Federal Statutory Rate                $ 313   $ (16)   $ 259
State Income Taxes,
  net of federal benefit                        24      19       21
Tax-Exempt Investment Income                   (16)    (25)     (21)
Non-Deductible Amortization                     25      24       21
Non-Deductible Asset
  Impairments                                    -     100        -
Non-Deductible Losses
  and Expenses                                   3      12        7
Charitable Contributions                       (16)      -        -
Other, net                                      (7)      6       (5)
-----------------------------------------------------------------------
  Provision for Income Taxes                 $ 326   $ 120    $ 282
-----------------------------------------------------------------------

Components of Deferred Income Tax Assets and Liabilities

December 31, (in millions)                        1999         1998
---------------------------------------------------------------------------
Deferred Income Tax Assets
  Accrued Operational Realignment and Other
   Charges, and Restructuring Reserves          $  63           $ 138
  Unearned Premiums                                87              68
  Loss Reserve Discounting                         52              51
  Net Operating Loss Carryforwards                 43              34
  Bad Debt Allowance                               29              13
  Medical Costs Payable and
   Other Policy Liabilities                        19              22
  Intangible Amortization                           5               7
  Other                                            10               8
---------------------------------------------------------------------------
Subtotal                                          308             341
  Less: Valuation allowances                      (52)            (34)
---------------------------------------------------------------------------
Total Deferred Income Tax Assets                  256             307
---------------------------------------------------------------------------

Deferred Income Tax Liabilities
  Net Unrealized Gains on Investments
   Available for Sale                             (97)            (23)
  Capitalized Software Development                (54)            (31)
  Depreciation                                     (9)            (12)
  Other                                           -                (2)
---------------------------------------------------------------------------
Total Deferred Income Tax Liabilities            (160)            (68)
---------------------------------------------------------------------------
Net Deferred Income Tax Assets                  $  96           $ 239
---------------------------------------------------------------------------

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. The valuation allowance primarily relates to future tax benefits on certain purchased domestic and foreign net operating losses.
    We made cash payments for income taxes of $214 million in 1999, $245 million in 1998 and $124 million in 1997.
    Consolidated income tax returns for fiscal years 1997 and 1996 are currently being examined by the Internal Revenue Service. We do not believe any adjustments that may result will have a significant impact on our consolidated operating results or financial position.

(13) COMMITMENTS AND CONTINGENCIES
LEASES
We lease facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2011. Rent expense under all operating leases was $129 million in 1999, $119 million in 1998 and $104 million in 1997.
    At December 31, 1999, future minimum annual lease payments under all noncancelable operating leases were as follows (in millions):

  2000       2001      2002      2003      2004    Thereafter
-----------------------------------------------------------------
  $102       $ 86      $ 72      $ 59      $ 48       $197
-----------------------------------------------------------------

SERVICE AGREEMENTS
On June 1, 1996, and November 16, 1995, we entered into two separate contracts with nonaffiliated third parties for information technology services, each with an approximate term of 10 years. Under the terms of the contracts, the third parties assumed responsibility for certain data center operations and support. On September 19, 1996, we entered into a 10-year contract with a third party for certain data network and voice communication services. Future payments under all of these contracts are estimated to be $1.3 billion; however, the actual timing and amount of payments will vary based on usage. Expenses incurred in connection with these agreements were $172 million in 1999, $162 million in 1998 and $125 million in 1997.

LEGAL MATTERS
Because of the nature of our business, we are routinely subject to suits alleging various causes of action. Some of these suits may include claims for substantial noneconomic or punitive damages. We do not believe that any such actions, or any other types of actions, currently threatened or pending will, individually or in the aggregate, have a material adverse effect on our financial position or results of operations.
    On February 4, 2000, we entered into a settlement agreement with the attorneys representing the plaintiff classes that assert claims under the U.S. securities laws against UnitedHealth Group and certain of its current and former officers and directors. The proposed settlement agreement is subject to court approval. Our insurers have agreed to cover the cost of this settlement.

GOVERNMENT REGULATION
Our business is regulated on a federal, state and local level. The laws and rules governing our business are subject to ongoing change, and latitude is given to the agencies administering those regulations. Existing or future laws and rules could affect how we do business, increase our health care and administrative costs and capital requirements, and increase our obligations. Further, we must obtain and maintain regulatory approvals to market many of our products.
    State legislatures and Congress continue to focus on health care issues. In Congress, managed health care has been the subject of proposed legislation. Any such legislation could expand health plan liability and could have an impact on the costs and revenues of our health plans. Proposed federal bills and regulations may also impact other aspects of our business.
    We are also subject to various governmental reviews, audits and investigations. However, we do not believe the results of any of the current audits, individually or in the aggregate, will have a material adverse effect on our financial position or results of operations.

CONCENTRATIONS OF CREDIT RISK
Investments in financial instruments such as marketable securities and commercial premiums receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by the board of directors. These policies limit the amounts that may be invested in any one issuer. Concentrations of credit risk with respect to commercial premiums receivable are limited to the large number of employer groups that constitute our customer base. As of December 31, 1999, there were no significant concentrations of credit risk.

(14) SEGMENT FINANCIAL INFORMATION
Our accounting policies for business segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2). Transactions between business segments are recorded at their estimated fair value, as if they were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. In accordance with generally accepted accounting principles, segments with similar economic characteristics may be combined. The financial results of UnitedHealthcare and Ovations have been combined in the Health Care Services segment column in the tables presented below.

                                        Health Care                   Specialized                   Corporate
1999                                     Services       Uniprise     Care Services    Ingenix   and Eliminations Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Revenues - External Customers            $ 17,419       $  1,398       $   328       $    198       $      -       $ 19,343
Revenues - Intersegment                         -            445           393             59           (897)             -
Investment and Other Income                   162             22             5              1             29            219
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                           $ 17,581       $  1,865       $   726       $    258       $   (868)      $ 19,562
-----------------------------------------------------------------------------------------------------------------------------------

Earnings (Loss) From Operations          $    578       $    222       $   128       $     25       $    (10)      $    943
Total Assets(1)                          $  7,198       $  1,411       $   365       $    683       $    453       $ 10,110
Net Assets(1)                            $  2,726       $    953       $   149       $    573       $    468       $  4,869

Purchases of Property and Equipment
   and Capitalized Software              $     69       $     71       $    28       $     28       $      -       $    196
Depreciation and Amortization            $     97       $     76       $    23       $     37       $      -       $    233
-----------------------------------------------------------------------------------------------------------------------------------

 1998
-----------------------------------------------------------------------------------------------------------------------------------
Revenues - External Customers            $ 15,463       $  1,238       $   274       $    131       $      -       $ 17,106
Revenues - Intersegment                         -            357           339             52           (748)             -
Investment and Other Income                   149             29             5              1             65            249
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                           $ 15,612       $  1,624       $   618       $    184       $   (683)      $ 17,355
-----------------------------------------------------------------------------------------------------------------------------------

Earnings From Operations(2)              $    503       $    161       $   109       $     20       $     65       $    858
Total Assets(1)                          $  6,652       $  1,499       $   231       $    472       $    555       $  9,409
Net Assets(1)                            $  2,512       $    940       $    89       $    388       $    555       $  4,484

Purchases of Property and Equipment
   and Capitalized Software              $     80       $     93       $    27       $     10       $      -       $    210
Depreciation and Amortization            $     90       $     59       $    14       $     22       $      -       $    185
-----------------------------------------------------------------------------------------------------------------------------------

1997
-----------------------------------------------------------------------------------------------------------------------------------
Revenues - External Customers            $ 10,103       $  1,182       $   255       $     23       $      -       $ 11,563
Revenues - Intersegment                         -            297           291             59           (647)             -
Investment and Other Income                   106             11             3              1            110            231
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                           $ 10,209       $  1,490       $   549       $     83       $   (537)      $ 11,794
-----------------------------------------------------------------------------------------------------------------------------------

Earnings From Operations                 $    379       $    159       $    92       $      2       $    110       $    742
Total Assets(1)                          $  4,124       $  1,447       $   208       $    204       $  1,599       $  7,582
Net Assets(1)                            $  2,152       $  1,008       $   116       $    170       $  1,599       $  5,045

Purchases of Property and Equipment
   and Capitalized Software              $     80       $     79       $    23       $      5       $      -       $    187
Depreciation and Amortization            $     78       $     54       $    12       $      2       $      -       $    146
-----------------------------------------------------------------------------------------------------------------------------------

(1) Total Assets and Net Assets exclude, where applicable, debt and accrued interest of $1,002 million and $708 million, income tax-related assets of $163 million and $266 million, and income tax-related liabilities of $167 million and $4 million as of December 31, 1999 and 1998, respectively. In 1997, Total Assets and Net Assets exclude, where applicable, redeemable preferred stock of $500 million, income tax-related assets of $41 million, and income tax-related liabilities of $52 million.

(2) For comparability purposes, 1998 results are adjusted to exclude $725 million of operational realignment and other charges and $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates. Including these charges, 1998 segment earnings (loss) from operations were as follows:


                                          Year Ended December 31, 1998
------------------------------------------------------------------------
Health Care Services                            $  (46)
Uniprise                                            10
Specialized Care Services                           14
Ingenix                                            (66)
------------------------------------------------------------------------
   Total Operating Segments                        (88)
Corporate                                           46
------------------------------------------------------------------------
   Total Consolidated                           $  (42)
------------------------------------------------------------------------

(15) QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1999 and 1998 (in millions, except per share data):

                                                                                    Quarters Ended
                                                               -------------------------------------------------------------------
                                                                 March 31         June 30    September 30       December 31
----------------------------------------------------------------------------------------------------------------------------------

1999
Revenues                                                       $  4,809        $  4,858         $  4,903          $ 4,992
Operating Expenses                                             $  4,588        $  4,633         $  4,664          $ 4,734
Net Earnings Applicable to Common Shareholders                 $    132        $    135         $    144          $   157(1)
Basic Net Earnings per Common Share                            $   0.73        $   0.78         $   0.83          $  0.93
Diluted Net Earnings per Common Share                          $   0.72        $   0.76         $   0.81          $  0.91(1)
----------------------------------------------------------------------------------------------------------------------------------

1998
Revenues                                                       $  4,115        $  4,235         $  4,360          $ 4,645
Operating Expenses                                             $  3,906        $  4,914         $  4,146          $ 4,431
Net Earnings (Loss)                                            $    132        $   (565)        $    135          $   132
Net Earnings (Loss) Applicable to Common Shareholders          $    125        $   (572)(2)     $    128          $   105(3)
Basic Net Earnings (Loss) per Common Share                     $   0.65        $  (2.96)        $   0.67          $  0.57
Diluted Net Earnings (Loss) per Common Share                   $   0.63        $  (2.96)(2)     $   0.66          $  0.57(3)
----------------------------------------------------------------------------------------------------------------------------------

(1) Includes a net permanent tax benefit primarily related to the contribution of Healtheon Corporation common stock to the UnitedHealth Foundation. Excluding this benefit, Net Earnings Applicable to Common Shareholders and Diluted Net Earnings per Common Share were $152 million and $0.88 per share, respectively.

(2) Includes $725 million of operational realignment and other charges and $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates. Excluding these charges, Net Earnings Applicable to Common Shareholders would have been $132 million, or $0.66 Diluted Net Earnings per Common Share.

(3) Includes $20 million convertible preferred stock redemption premium. Excluding the effects of the convertible preferred stock redemption premium, Net Earnings Applicable to Common Shareholders would have been $125 million, or $0.67 Diluted Net Earnings per Common Share.

Report of Independent
Public Accountants


TO THE SHAREHOLDERS AND DIRECTORS
OF UNITEDHEALTH GROUP INCORPORATED:
We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated (a Minnesota Corporation) and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UnitedHealth Group Incorporated and its Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
February 10, 2000


Report of Management


The management of UnitedHealth Group is responsible for the integrity and objectivity of the consolidated financial information contained in this annual report. The consolidated financial statements and related information were prepared according to generally accepted accounting principles and include some amounts that are based on management's best estimates and judgments.
    To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. Internal auditors review the accounting practices, systems of internal control and compliance with these practices and controls.
    The Audit Committee of the board of directors, composed entirely of directors who are not employees of the Company, meets periodically and privately with the Company's independent public accountants and its internal auditors, as well as management, to review accounting, auditing, internal control, financial reporting and other matters.


William W. McGuire, M.D.
Chairman and Chief Executive Officer

Stephen J. Hemsley
President and Chief Operating Officer

Arnold H. Kaplan
Chief Financial Officer

Investor Information  UnitedHealth Group

MARKET PRICE OF COMMON STOCK
The following table shows the range of high and low sales prices for the Company's stock as reported on the New York Stock Exchange Composite Tape for the calendar periods shown through February 25, 2000. These prices do not include commissions or fees associated with purchasing or selling this security.

                                 High               Low
-------------------------------------------------------------
2000
First Quarter 2000
   Through February 25, 2000   $   64.69         $  50.56
-------------------------------------------------------------
1999
First Quarter 1999             $   54.68         $  39.43
Second Quarter 1999            $   70.00         $  44.69
Third Quarter 1999             $   66.69         $  48.06
Fourth Quarter 1999            $   58.50         $  39.38
-------------------------------------------------------------
1998
First Quarter 1998             $   66.81         $  46.56
Second Quarter 1998            $   73.94         $  61.25
Third Quarter 1998             $   66.50         $  29.56
Fourth Quarter 1998            $   50.62         $  33.38
-------------------------------------------------------------

As of February 25, 2000, the Company had 11,271 shareholders of record.


ACCOUNT QUESTIONS
Our transfer agent, Norwest Bank Minnesota, N.A., can help you with a variety of shareholder-related services, including:
    Change of address
    Lost stock certificates
    Transfer of stock to another person
    Additional administrative services
You can call our transfer agent at (800) 468-9716 or locally at (651) 450-4064.
You can write to them at:
    Norwest Shareowner Services
    P.O. Box 64854
    St. Paul, MN  55164-0854
Or you can e-mail our transfer agent at:
stocktransfer@norwest.com.

INVESTOR RELATIONS
You can contact UnitedHealth Group's Investor Relations group any time to order, without charge, financial documents, such as the annual report and Form 10-K. You can write to us at:
    Investor Relations
    UnitedHealth Group
    P.O. Box 1459, Route MN008-8092
    Minneapolis, MN  55440-1459

ANNUAL MEETING
We invite UnitedHealth Group shareholders to attend our annual meeting, which will be held on Wednesday, May 10, 2000, at 3:00 p.m., at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota.

DIVIDEND POLICY
UnitedHealth Group's dividend policy was established by the board of directors in August 1990. The policy requires the board to review the Company's audited consolidated financial statements following the end of each fiscal year and decide whether it is advisable to declare a dividend on the outstanding shares of common stock. Shareholders of record on April 1, 1999, received an annual dividend for 1999 of $0.03 per share. On February 10, 2000, the Company's board of directors announced an annual dividend for 2000 of $0.03 per share. The dividend will be paid on April 19, 2000, to shareholders of record at the close of business on April 3, 2000.

STOCK LISTING
The Company's common stock is traded on the New York Stock Exchange under the symbol UNH.

INFORMATION ONLINE
You can view our annual report and obtain more information about UnitedHealth Group and its businesses via the Internet. Our Internet address is: www.unitedhealthgroup.com.

Corporate and Business Leaders


UNITEDHEALTH GROUP
WILLIAM W. MCGUIRE, M.D.
Chairman and
Chief Executive Officer

STEPHEN J. HEMSLEY
President and
Chief Operating Officer

ARNOLD H. KAPLAN
Chief Financial Officer

DAVID J. LUBBEN
General Counsel

ROBERT J. BACKES
Senior Vice President
Human Resources

JOHN S. PENSHORN
Director of Capital Markets
Communications and Strategy


UNITEDHEALTHCARE
JEANNINE M. RIVET
Chief Executive Officer


OVATIONS
LOIS QUAM
Chief Executive Officer


UNIPRISE
R. CHANNING WHEELER
Chief Executive Officer


SPECIALIZED CARE SERVICES
RONALD B. COLBY
Chief Executive Officer


INGENIX
KEVIN W. PEARSON
Chief Executive Officer
Ingenix Health Information

KEVIN H. ROCHE
Chief Executive Officer
Ingenix International


UNITEDHEALTH TECHNOLOGIES
JAMES B. HUDAK
Chief Executive Officer

Board of Directors


WILLIAM C. BALLARD, JR.
Of Counsel
Greenbaum,
Doll & McDonald
Louisville, Kentucky, law firm

RICHARD T. BURKE
Chief Executive Officer
and Governor
Phoenix Coyotes
National Hockey League team

STEPHEN J. HEMSLEY
President and
Chief Operating Officer
UnitedHealth Group

JAMES A. JOHNSON
Chairman and
Chief Executive Officer
Johnson Capital Partners
Private investment company

THOMAS H. KEAN
President
Drew University

DOUGLAS W. LEATHERDALE
Chairman and
Chief Executive Officer
The Saint Paul Companies, Inc.
Insurance and related services

WILLIAM W. MCGUIRE, M.D.
Chairman and
Chief Executive Officer
UnitedHealth Group


WALTER F. MONDALE
Partner
Dorsey & Whitney LLP
Minneapolis, Minnesota, law firm

MARY O. MUNDINGER
Dean and Professor, School of
Nursing, and Associate Dean,
Faculty of Medicine
Columbia University

ROBERT L. RYAN
Senior Vice President and
Chief Financial Officer
Medtronic, Inc.
Medical devices company

WILLIAM G. SPEARS
Managing Partner
W. G. Spears Grisant &
Brown LLC
New York City-based investment
counseling and management firm

GAIL R. WILENSKY
Senior Fellow
Project HOPE
International health foundation


AUDIT COMMITTEE

WILLIAM C. BALLARD, JR.
JAMES A. JOHNSON
DOUGLAS W. LEATHERDALE
ROBERT L. RYAN

COMPENSATION AND HUMAN
RESOURCES COMMITTEE
THOMAS H. KEAN
MARY O. MUNDINGER
WILLIAM G. SPEARS

COMPLIANCE AND GOVERNMENT
AFFAIRS COMMITTEE
RICHARD T. BURKE
WALTER F. MONDALE
GAIL R. WILENSKY

EXECUTIVE COMMITTEE
WILLIAM C. BALLARD, JR.
DOUGLAS W. LEATHERDALE
WILLIAM W. MCGUIRE, M.D.
WILLIAM G. SPEARS

NOMINATING COMMITTEE
WILLIAM C. BALLARD, JR.
THOMAS H. KEAN
DOUGLAS W. LEATHERDALE
WILLIAM W. MCGUIRE, M.D.
WILLIAM G. SPEARS


                                                                              45