Form 10-K, Exhibit 13
period 2000-12-31
UNITEDHEALTH GROUP INC
filed 2001-03-30
CIK 731766

RESULTS OF OPERATIONS  UnitedHealth Group

2000 FINANCIAL PERFORMANCE HIGHLIGHTS

2000 was the strongest year in the history of UnitedHealth Group, resulting from diversified business growth and continued productivity improvements. Financial performance highlights include(1):
o Record revenues of $21.1 billion, a 12% increase in continuing markets over 1999.
o Record operating earnings of $1.2 billion, up 27% over 1999, with each segment delivering strong year-over-year revenue and operating earnings advances.
o Record net earnings applicable to common shareholders of $705 million, and diluted net earnings per common share of $2.10, representing increases over 1999 of 25% and 32%, respectively.
o Record cash flows of more than $1.5 billion generated from operating activities, an increase of 28% over 1999.
o    Return on shareholders' equity of 19.0%, up from 14.1% in 1999.

(1)Where applicable, 2000 and 1999 results exclude the effects of separate dispositions of UnitedHealth Capital investments.

Following is a five-year summary of selected financial data:

                                                            For the Year Ended December 31,
(in millions, except per share data)       2000         1999          1998         1997          1996
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS

Revenues                                $21,122       $19,562       $17,355      $11,794      $ 10,074
Earnings (Loss) From Operations         $ 1,200       $   943       $ (42)(3)    $   742      $   581(4)
---------------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                     $   736(1)    $   568(2)    $  (166)     $   460      $   356(4)
Net Earnings (Loss) Applicable
    to Common Shareholders              $   736       $   568       $  (214)(3)  $   431      $   327
---------------------------------------------------------------------------------------------------------------------------
Basic Net Earnings (Loss)
    per Common Share                    $   2.27      $  1.63       $ (0.56)     $  1.15      $  0.90
Diluted Net Earnings (Loss)
    per Common Share                    $   2.19(1)   $  1.60(2)    $ (0.56)(3)  $  1.13      $  0.88(4)
---------------------------------------------------------------------------------------------------------------------------
Common Stock Dividends per Share        $   0.02      $  0.02  $       0.02      $  0.02      $  0.02
---------------------------------------------------------------------------------------------------------------------------
Consolidated Cash Flows
    From Operating Activities           $  1,521      $ 1,189       $ 1,071      $   683      $  562
---------------------------------------------------------------------------------------------------------------------------


Consolidated Financial Condition
(As of December 31)
---------------------------------------------------------------------------------------------------------------------------
Cash and Investments                    $  5,053      $ 4,719       $ 4,424      $ 4,041      $3,453
Total Assets                            $ 11,053      $10,273       $ 9,675      $ 7,623      $6,997
Debt                                    $  1,209      $   991       $   708(5)   $     -      $    -
Convertible Preferred Stock             $      -      $     -       $    -5      $   500      $ 500
Shareholders' Equity                    $  3,688      $ 3,863       $ 4,038      $ 4,534      $3,823
Return on Shareholders' Equity              19.0      %  14.1%           na(3)      10.4%        9.2%(4)
---------------------------------------------------------------------------------------------------------------------------

Results of Operations should be read together with the accompanying Consolidated Financial Statements and Notes.

(1) 2000 results include a $14 million net permanent tax benefit related to the contribution of UnitedHealth Capital investments to the UnitedHealth Foundation and a $27 million gain ($17 million after tax) related to a separate disposition of UnitedHealth Capital investments. Excluding these items, net earnings and diluted net earnings per common share were $705 million and $2.10 per share for the year ended December 31, 2000.

(2) 1999 results include a net permanent tax benefit primarily related to the contribution of UnitedHealth Capital investments to the UnitedHealth Foundation. Excluding this benefit, net earnings and diluted net earnings per common share were $563 million and $1.59 per share.

(3) Excluding the operational realignment and other charges of $725 million, $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates, and the $20 million convertible preferred stock redemption premium from 1998 results, earnings from operations and net earnings applicable to common shareholders would have been $858 million and $509 million, or $1.31 diluted net earnings per common share, and return on shareholders' equity would have been 11.9%.

(4) Excluding the merger costs associated with the acquisition of HealthWise of America, Inc. of $15 million ($9 million after tax) and the provision for future losses on two multi-year contracts of $45 million ($27 million after tax), 1996 earnings from operations and net earnings would have been $641 million and $392 million, or $0.98 diluted net earnings per common share, and return on shareholders' equity would have been 10.2%.

(5) During 1998, we issued debt totaling $708 million and redeemed $500 million of convertible preferred stock. na-- not applicable

2000 RESULTS COMPARED TO 1999 RESULTS

CONSOLIDATED FINANCIAL RESULTS

REVENUES
Revenues are comprised of premium revenue associated with insured products, fees associated with management, administrative and consulting services, and investment and other income.
    Consolidated revenues increased in 2000 to $21.1 billion. Strong and balanced growth across all business segments was partially offset by transitions in certain geographic and Medicare markets. Adjusted for the effects of these market transitions, consolidated revenues increased approximately $2.2 billion, or 12%, over 1999. Following is a discussion of 2000 consolidated revenue trends for each of our three revenue components.

PREMIUM REVENUES Consolidated premium revenues in 2000 totaled $18.9 billion, an increase of $1.4 billion, or 8%, compared with 1999. This increase was driven by two primary factors: premium yield increases on UnitedHealthcare's commercial insured business, and growth in individuals served. These increases were partially offset by transitions in certain geographic and Medicare markets. Adjusted for the effect of these market transitions, premium revenues increased 12% over 1999.

MANAGEMENT SERVICES FEE REVENUES Fee revenues in 2000 totaled $2.0 billion, representing an increase of $171 million, or 10%, over 1999. The overall increase in fee revenues is primarily the result of record growth in Uniprise's multi-site customer base, growth in UnitedHealthcare's fee-based business, modest price increases, and acquisitions and growth from our Specialized Care Services and Ingenix businesses.

INVESTMENT AND OTHER INCOME Investment and other income during the year ended December 31, 2000, totaled $232 million, representing an increase of $13 million over 1999. Higher interest yields on investments in 2000 compared with 1999 were largely offset by $34 million of net realized capital losses in 2000. Net realized capital losses were $6 million in 1999.

MEDICAL COSTS
The combination of pricing and care coordination efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).
    Our consolidated medical care ratio decreased from 85.7% in 1999 to 85.4% in 2000. Excluding AARP business, on a year-over-year basis, the medical care ratio decreased 30 basis points to 83.9%. Decreases in our year-over-year medical care ratios are attributable to commercial net premium yield increases exceeding the underlying increase in total benefit costs.
    On an absolute dollar basis, the increase in medical costs of $1.1 billion, or 7%, over 1999 was driven by a combination of growth in individuals served with insured products, medical cost inflation, benefit changes and product mix changes.

OPERATING COSTS
Operating costs as a percentage of total revenues (the operating cost ratio) was 16.7% in 2000, compared with 17.1% in 1999. This decrease was primarily driven by productivity increases achieved through process improvement, technology deployment and cost reduction initiatives, and by further leveraging the fixed cost components of our infrastructure.
    Changes in revenue mix also affect the operating cost ratio. For our fastest-growing businesses (Uniprise, Specialized Care Services and Ingenix), most direct costs of revenue are included in operating costs, not medical costs. Using a revenue mix comparable to 1999, the 2000 operating cost ratio would have decreased 80 basis points to 16.3%.
    On an absolute dollar basis, operating costs increased by $177 million, or 5%, over 1999. This increase reflects the additional costs to support product and technology development initiatives, and to support the 8% increase in consolidated revenues in 2000, partially offset by the benefit of productivity and technology improvements discussed above.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization was $247 million in 2000 and $233 million in 1999. This increase resulted primarily from increased levels of capital expenditures to support business growth and technology enhancements, and the amortization of goodwill and other intangible assets related to acquisitions.

INCOME TAXES
Our 2000 income tax provision includes nonrecurring tax benefits primarily related to the contribution of UnitedHealth Capital investments to the UnitedHealth Foundation. Excluding nonrecurring tax benefits, our effective income tax rate was 37.5% in 2000 and 37.0% in 1999.

BUSINESS SEGMENTS

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES

                                                                                               Percent
                                                               2000              1999           Change
---------------------------------------------------------------------------------------------------------------------------

Health Care Services                                       $ 18,696          $ 17,581                6%
Uniprise                                                      2,140             1,865               15%
Specialized Care Services                                       974               726               34%
Ingenix                                                         375               258               45%
Corporate and Eliminations                                   (1,063)             (868)              nm
---------------------------------------------------------------------------------------------------------------------------
  Consolidated Revenues                                    $ 21,122          $ 19,562                8%
---------------------------------------------------------------------------------------------------------------------------


EARNINGS FROM OPERATIONS
                                                                                               Percent
                                                               2000              1999           Change
---------------------------------------------------------------------------------------------------------------------------
Health Care Services                                       $    739          $    578               28%
Uniprise                                                        289               222               30%
Specialized Care Services                                       174               128               36%
Ingenix                                                          32                25               28%
---------------------------------------------------------------------------------------------------------------------------
  Total Operating Segments                                    1,234               953               29%
Corporate                                                       (34)              (10)              nm
---------------------------------------------------------------------------------------------------------------------------
  Consolidated Earnings from Operations                    $  1,200          $    943               27%
---------------------------------------------------------------------------------------------------------------------------

nm-- not meaningful

HEALTH CARE SERVICES
The Health Care Services segment consists of the UnitedHealthcare and Ovations businesses. UnitedHealthcare coordinates network-based health and well-being services on behalf of local employers and consumers nationwide. Ovations, which administers Medicare Supplement benefits on behalf of AARP, offers health and well-being services for Americans age 50 and older.
    The Health Care Services segment posted record revenues of $18.7 billion, representing an increase of $1.1 billion, or 6%, over 1999. This increase is primarily attributable to premium yield increases on UnitedHealthcare's commercial business and growth in individuals served in continuing markets, partially offset by targeted pullbacks in certain geographic and Medicare markets. Adjusted for the effects of these market transitions, Health Care Services' revenues increased by 10% on a year-over-year basis.
    The Health Care Services segment contributed earnings from operations of $739 million in 2000, an increase of $161 million, or 28%, over 1999. This increase is primarily the result of improved margins on UnitedHealthcare's commercial business and reduced operating costs as a percentage of revenues, driven by process improvement, technology deployment and cost reduction initiatives. Health Care Services' operating margin increased to 4.0% in 2000 from 3.3% in 1999.
    UnitedHealthcare's commercial medical care ratio improved to 84.1% in 2000 from 84.6% in 1999, driven by net premium yield increases in excess of underlying medical costs. Commercial health plan premium rates are established based on anticipated benefit costs, including the effects of medical cost inflation, benefit changes and product mix.
    UnitedHealthcare's year-over-year Medicare enrollment decreased 7% as a result of actions taken to better position this program for long-term success. Effective January 1, 2000 and 2001, UnitedHealthcare withdrew its Medicare+Choice product from targeted counties affecting 40,000 individuals and 56,000 individuals, respectively. These actions reduce Medicare enrollment, but improve profitability in the long term relative to the cost of capital and required resource management.
    The following table summarizes individuals served by UnitedHealthcare, by major market segment and funding arrangement, as of December 31 (in thousands):

                                                                                 2000             1999
---------------------------------------------------------------------------------------------------------------------------
Commercial
  Insured                                                                       5,495            5,150
  Fee-based                                                                     1,927            1,745
---------------------------------------------------------------------------------------------------------------------------
    Total Commercial                                                            7,422            6,895(1)
Medicare                                                                          406              437
Medicaid                                                                          549              479
---------------------------------------------------------------------------------------------------------------------------
    Total UnitedHealthcare                                                      8,377            7,811
---------------------------------------------------------------------------------------------------------------------------

(1) Excludes individuals served through UnitedHealthcare platforms located in Puerto Rico and Pacific Coast regions. As of December 31, 2000, UnitedHealthcare had substantially transitioned from these markets. Including these markets, individuals served at December 31, 1999 were:

--------------------------------------------------------------------------------
Commercial
   Insured                                  5,650
   Fee-based                                1,887
--------------------------------------------------------------------------------
      Total Commercial                      7,537

UNIPRISE
Uniprise provides network-based health and well-being services, business-to-business transactional infrastructure services, consumer connectivity, and technology support for large employers and health plans. Uniprise revenues of $2.1 billion increased by $275 million, or 15%, over 1999. This increase was driven primarily by continued growth in Uniprise's large multi-site customer base, which had an 11% increase in individuals served, as well as changes in funding arrangements selected by certain customers and price increases on fee-based business. Uniprise served 6.7 million and 6.0 million individuals as of December 31, 2000 and 1999, respectively. Uniprise's earnings from operations grew by $67 million, or 30%, over 1999 as a result of the increased revenues, and operating margin improved to 13.5% in 2000 from 11.9% in 1999. As revenues have increased, Uniprise has expanded its operating margin by improving productivity through process improvement initiatives, increased deployment of technology and by further leveraging the fixed cost components of its infrastructure.

SPECIALIZED CARE SERVICES
Specialized Care Services is an expanding portfolio of health and well-being companies, each serving a specialized market need with a unique blend of benefits, provider networks, services and resources. Specialized Care Services' revenues of $974 million increased by $248 million, or 34%, over 1999. This increase was driven primarily by an increase in the number of individuals served by United Behavioral Health, its mental health and substance abuse services business, and the acquisitions of Dental Benefit Providers, Inc. in June 1999 and National Benefit Resources, Inc. in November 1999. Earnings from operations of $174 million increased by 36% compared with 1999, commensurate with 2000 revenue growth. Specialized Care Services' operating margin improved from 17.6% in 1999 to 17.9% in 2000.

INGENIX
Ingenix is a leader in the field of health care data and information, research analysis and application, serving pharmaceutical companies, health insurers and payers, care providers, large employers and governments. Revenues of $375 million increased by $117 million, or 45%, over 1999 driven by organic growth of $54 million and 1999 acquisitions that broadened the business franchise in clinical research and development, clinical marketing and data mining. Earnings from operations of $32 million increased 28% over 1999. Operating margin decreased to 8.5% in 2000 from 9.7% in 1999, principally as a result of increased goodwill amortization expense associated with acquisitions.

CORPORATE
Corporate includes investment income derived from cash and investments not assigned to operating segments and the company-wide costs associated with process improvement initiatives. The decrease of $24 million in 2000 earnings reflects a decline in the level of unassigned cash and investments and associated investment income, primarily resulting from share repurchases and incremental 2000 process improvement costs.

1999 RESULTS COMPARED TO 1998 RESULTS

CONSOLIDATED FINANCIAL RESULTS

REVENUES
Consolidated revenues increased 13% in 1999 to $19.6 billion, reflecting balanced growth across all business segments. Following is a discussion of 1999 consolidated revenue trends for each of our three revenue components.

PREMIUM REVENUES Consolidated premium revenues in 1999 totaled $17.6 billion, an increase of $2.0 billion, or 13%, compared to 1998. This increase was primarily driven by premium yield increases on UnitedHealthcare's commercial insured business, growth in the number of individuals served by United Behavioral Health and the acquisitions of HealthPartners of Arizona, Inc. and Dental Benefit Providers, Inc.

MANAGEMENT SERVICES FEE REVENUES Management services fee revenues in 1999 totaled $1.8 billion, representing an increase of $203 million, or 13%, over 1998. The overall increase in management services fee revenues was primarily the result of strong growth in Uniprise's multi-site customer base, price increases in fee business, and acquisitions and growth from our Ingenix business.

INVESTMENT AND OTHER INCOME Investment and other income during the year ended December 31, 1999, totaled $219 million, representing a decrease of $30 million from 1998. This decrease is primarily the result of net realized capital losses from the sale of investments in 1999 in contrast to net realized capital gains in 1998, along with decreases in cash and investments and associated investment income resulting from our stock repurchase activities and business acquisitions. Rising interest rates during 1999 resulted in declines in the fair value of fixed income investments, and we realized net capital losses of $6 million during 1999. For the year ended December 31, 1998, realized net capital gains were $26 million.

MEDICAL COSTS
The consolidated medical care ratio decreased to 85.7% in 1999 from 87.2% in 1998. Excluding the AARP business and the effects of 1998 special charges, on a year-over-year basis, the medical care ratio decreased 10 basis points to 84.2%.
    On an absolute dollar basis, the increase in medical costs of $1.5 billion, or 11%, over 1998 was driven by a combination of growth in individuals served with insured products, medical cost inflation, benefit changes and product mix changes.

OPERATING COSTS
Operating costs as a percentage of total revenues (the operating cost ratio) was 17.1% in 1999, consistent with 1998. Operating cost reductions in 1999 were partially offset by $39 million of incremental expenses in 1999 related to process improvement initiatives and platform system conversions. On a comparable revenue mix basis, the operating cost ratio would have decreased 30 basis points to 16.8%.
    On an absolute dollar basis, operating costs increased by $379 million, or 13%, over 1998. This increase reflects the additional costs to support the corresponding 13% increase in consolidated revenues in 1999, and the incremental process improvement expenses described above.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization was $233 million in 1999 and $185 million in 1998. The increase in 1999 resulted from increased levels of capital expenditures in 1998 and 1999 to support business growth and technology enhancements and amortization of goodwill and other intangible assets.

BUSINESS SEGMENTS

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES                                                                                     PERCENT
                                                              1999              1998          CHANGE
---------------------------------------------------------------------------------------------------------------------------
Health Care Services                                       $17,581           $15,612              13%
Uniprise                                                     1,865             1,624              15%
Specialized Care Services                                      726               618              17%
Ingenix                                                        258               184              40%
Corporate and Eliminations                                    (868)             (683)             nm
---------------------------------------------------------------------------------------------------------------------------
  Consolidated Revenues                                    $19,562           $17,355              13%
---------------------------------------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                                                                     PERCENT
                                                              1999              1998(1)       CHANGE
---------------------------------------------------------------------------------------------------------------------------
Health Care Services                                       $  578             $  503              15%
Uniprise                                                      222                161              38%
Specialized Care Services                                     128                109              17%
Ingenix                                                        25                 20              25%
---------------------------------------------------------------------------------------------------------------------------
  Total Operating Segments                                    953                793              20%
Corporate                                                     (10)                65              nm
---------------------------------------------------------------------------------------------------------------------------
  Consolidated Earnings from Operations                    $  943             $  858              10%
---------------------------------------------------------------------------------------------------------------------------

(1) Excludes $725 million of operational realignment and other charges and $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates.

nm--not meaningful

HEALTH CARE SERVICES
The Health Care Services segment posted revenues of $17.6 billion, representing an increase of $2.0 billion, or 13%, over 1998. This increase was primarily attributable to UnitedHealthcare's net premium yield increases on commercial business and the acquisition of HealthPartners of Arizona, Inc.
    The Health Care Services segment contributed earnings from operations of $578 million in 1999, an increase of $75 million, or 15%, over 1998. This increase is primarily due to growth in the average number of individuals served by UnitedHealthcare during 1999 and reduced operating costs as a percentage of revenues driven by our process improvement initiatives.
    UnitedHealthcare's commercial medical care ratio improved to 84.6% in 1999 from 84.9% in 1998 (excluding 1998 special operating charges), driven by net premium yield increases in excess of underlying medical costs.

     The following table summarizes individuals served by UnitedHealthcare, by major market segment and funding arrangement, as of December 31 (in thousands)(1):

                                                                                1999            1998
---------------------------------------------------------------------------------------------------------------------------
Commercial
  Insured                                                                      5,150           5,141
  Fee-based                                                                    1,745           1,616
---------------------------------------------------------------------------------------------------------------------------
    Total Commercial                                                           6,895           6,757
  Medicare                                                                       437             482
  Medicaid                                                                       479             430
---------------------------------------------------------------------------------------------------------------------------
    Total UnitedHealthcare                                                     7,811           7,669
---------------------------------------------------------------------------------------------------------------------------


(1) Excludes individuals served through UnitedHealthcare platforms in Puerto Rico and Pacific Coast regions. The company has transitioned these markets.

Uniprise

Uniprise's revenues increased by $241 million, or 15%, over 1998 driven primarily by continued growth in its large multi-site customer base, which had an 11% increase in individuals served, and price increases on fee-based business. Uniprise served 6.0 million individuals as of December 31, 1999, and
5.4 million individuals as of December 31, 1998. Uniprise's earnings from operations grew by $61 million, or 38%, over 1998 as a result of the increased revenues, ongoing process improvement initiatives and improved operating margins on insured business.

SPECIALIZED CARE SERVICES
Specialized Care Services' revenues increased by $108 million, or 17%, over 1998. This increase was driven primarily by an increase in the number of individuals served by United Behavioral Health, and the acquisition of Dental Benefit Providers, Inc. in June 1999. Earnings from operations of $128 million increased by 17% compared with 1998, commensurate with 1999 revenue growth.

INGENIX
Revenues increased by $74 million, or 40%, over 1998 primarily as a result of acquisitions during the last half of 1998 and during 1999. Earnings from operations of $25 million represented an increase of 25% over 1998.

CORPORATE
The decrease of $75 million in 1999 Corporate earnings was attributable to $39 million of incremental process improvement costs over 1998 levels, and a decline in the level of unassigned cash and investments and associated investment income, which resulted primarily from share repurchases and business acquisitions.

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

    Our accompanying financial statements include the operating results of businesses and markets disposed of or discontinued, and markets we have exited in connection with the operational realignment. The accompanying Consolidated Statements of Operations include revenues and operating earnings (losses) from businesses disposed of and markets exited for the years ended December 31, as follows (in millions):

                                                               2000              1999             1998
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                     $  312            $  689           $  964
Earnings (Loss) From Operations                              $    9            $  (41)          $  (52)
---------------------------------------------------------------------------------------------------------------------------

The table above does not include operating results from the counties where UnitedHealthcare withdrew its Medicare product offerings effective January 1, 2000, and January 1, 2001. Annual revenues for 1999 from the counties exited effective January 1, 2000, were approximately $230 million. Annual revenues for 2000 from the counties exited effective January 1, 2001, were approximately $320 million.
    During 2000, we finalized our agreement with Blue Shield of California to transition approximately 210,000 individuals served by our California health plan. Additionally, we transitioned approximately 75,000 individuals served by our Oregon and Washington health plans to Premera BlueCross and LifeWise. These actions conclude our planned transition to concentrate resources in the Pacific Coast region on Uniprise national, multi-site customers and Specialized Care Services customers. We have also transitioned out of the market in Puerto Rico. The balances accrued in our operational realignment and other charges were sufficient to cover expenses incurred in the sale and exit of our operations in these markets.
    The operational realignment and other charges do not cover certain aspects of the Plan, including new information systems, data conversions, process re-engineering, temporary duplicate staffing costs as we consolidate processing centers, and employee relocation and training. These costs are expensed as incurred or capitalized, as appropriate. During 2000, 1999 and 1998, we incurred expenses of approximately $57 million, $52 million and $13 million, respectively, related to these activities.
    We expect to complete our realignment initiatives during 2001. Based on current facts and circumstances, we believe our remaining accrued liability for realignment initiatives of $65 million will be adequate to cover the costs to be incurred in executing the remainder of the Plan.

FINANCIAL CONDITION AND LIQUIDITY AT DECEMBER 31, 2000

During 2000, we generated cash from operations of more than $1.5 billion, an increase of $332 million, or 28%, over 1999. The increase in operating cash flows resulted from an increase of $182 million in net income excluding depreciation and amortization expense, working capital improvements of approximately $57 million, and $93 million related to income tax benefits resulting from employee stock option exercises.
    We maintained a strong financial condition and liquidity position, with cash and investments of $5.1 billion at December 31, 2000. Total cash and investments increased by $334 million since December 31, 1999, primarily resulting from strong cash flows from operations partially offset by common stock repurchases.
    As further described under "Regulatory Capital and Dividend Restrictions," many of our subsidiaries are subject to various government regulations. At December 31, 2000, approximately $327 million of our $5.1 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $65 million was available for general corporate use, including acquisitions and share repurchases. The remaining $262 million consists of public and non-public equity securities primarily held by UnitedHealth Capital, our venture and development capital business. Our operating cash flows and financing capability also provide us with funds, as needed, for general corporate use.
    As of December 31, 2000, we had $409 million of commercial paper outstanding, with interest rates ranging from 6.6% to 6.9%. In July 2000, we executed new credit arrangements supporting our commercial paper program for an aggregate of $900 million. These credit arrangements are composed of a $450 million revolving facility expiring in July 2005, and a $450 million, 364-day facility expiring in July 2001. We also have the capacity to issue approximately $200 million of extendible commercial notes (ECNs). During 2000, we had no amounts outstanding under our credit facilities or ECNs. During 2000, we also issued $400 million of five-year 7.5% senior unsecured notes.

    Our debt arrangements and credit facilities contain various covenants, the most restrictive of which place limitations on secured and unsecured borrowings and require us to exceed minimum interest coverage levels. We are in compliance with the requirements of all debt covenants. Our senior debt is rated "A" by Standard & Poor's and Fitch (formerly known as Duff & Phelps), and "A3" by Moody's. Our commercial paper and ECN programs are rated "A-1" by Standard & Poor's, "F-1" by Fitch, and "P-2" by Moody's.
    The remaining aggregate issuing capacity of all securities covered by shelf registration statements for common stock, preferred stock, debt securities and other securities is $850 million. We may publicly offer such securities from time to time at prices and terms to be determined at the time of offering.
    Under the board of directors' authorization, we are operating a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During the 12 months ended December 31, 2000, we repurchased 31.0 million shares at an aggregate cost of $1.2 billion. Through December 31, 2000, we had repurchased approximately 92.9 million shares for an aggregate cost of $2.6 billion since the inception of the program in November of 1997. In December of 1998, we also repurchased $500 million of preferred stock that was convertible into 20.2 million shares of common stock. As of December 31, 2000, we have board of directors' authorization to purchase up to an additional 28.4 million shares of our common stock.
    In October 2000, the board of directors declared a two-for-one split of the company's common stock in the form of a 100 percent common stock dividend. This dividend was issued on December 22, 2000, to shareholders of record as of December 1, 2000. The accompanying consolidated financial statements have been restated to reflect the share and per share effects of the common stock split.
    We expect our available cash and investment resources, operating cash flows and financing capability will be sufficient to meet our current operating requirements and other corporate development initiatives. A substantial portion of our long-term investments (approximately $3.3 billion as of December 31, 2000) is classified as available for sale. Subject to the previously described regulations, these investments may be used to fund working capital or for other purposes.
    Currently, we do not have any other material definitive commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products and programs and may include acquisitions.
    During 1999, we formed and initiated funding of the UnitedHealth Foundation. Through December 31, 2000, we made contributions to the UnitedHealth Foundation using a portion of our UnitedHealth Capital investments valued at approximately $100 million on the dates contributed. The UnitedHealth Foundation is dedicated to improving Americans' health and well-being by supporting consumer and physician education and awareness programs, generating objective information that will contribute to improving health care delivery, and sponsoring community-based health and well-being activities.

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

Our operations are conducted through our wholly-owned subsidiaries, which include health maintenance organizations and insurance companies. These companies are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. Generally, the amount of dividend distributions that may be paid by our regulated subsidiaries, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus.

    The National Association of Insurance Commissioners has developed minimum capitalization guidelines for health maintenance organizations, subject to state-by-state adoption. Many states have adopted and other states will likely adopt some form of these rules. We do not expect that further state adoptions or implementations will require us to make significant incremental investments of general corporate resources into regulated subsidiaries.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates and equity prices.
    Approximately $4.8 billion of our cash and investments at December 31, 2000, was invested in fixed income securities. We manage our investment portfolio within risk parameters approved by our board of directors; however, our fixed income securities are subject to the effects of market fluctuations in interest rates. Assuming a hypothetical and immediate 1% increase or decrease in interest rates applicable to our fixed income portfolio at December 31, 2000, the fair value of our fixed income investments would decrease or increase by approximately $140 million.

INFLATION

The national health care cost inflation rate exceeds the general inflation rate. We use various strategies to mitigate the negative effects of health care cost inflation, including setting commercial premiums based on anticipated health care costs, coordinating care with various health care providers, and using various health care cost containment measures. Specifically, health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted care providers, our health plans emphasize preventive health care, appropriate use of specialty and hospital services, education and closing gaps in care.
    We believe our strategies to mitigate the impact of health care cost inflation will be successful. However, other factors such as competitive pressures, new health care and pharmaceutical product introductions, demands from health care providers and consumers, applicable regulations or other factors may affect our ability to control the impact of health care cost increases.

LEGAL MATTERS

Because of the nature of our business, we are routinely subject to suits alleging various causes of action. Some of these suits may include claims for substantial non-economic or punitive damages. We do not believe that any such actions, or any other types of actions, currently threatened or pending will, individually or in the aggregate, have a material adverse effect on our financial position or results of operations.

CAUTIONARY STATEMENT REGARDING "FORWARD-LOOKING" STATEMENTS

The statements contained in Results of Operations, and other sections of this annual report to shareholders, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the PSLRA). When used herein, the words or phrases "believes," "expects," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions are intended to identify such forward-looking statements. Any of these forward-looking statements involve risks and uncertainties that may cause the company's actual results to differ materially from the results discussed in the forward-looking statements. Statements that are not strictly historical are "forward-looking" statements under the safe harbor provisions of the PSLRA. Forward-looking statements involve known and unknown risks, which may cause actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from expectations include, without limitation: the effects of state and federal regulations, the effects of acquisitions and divestitures, and other risks described from time to time in each of UnitedHealth Group's SEC reports, including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K.

CONSOLIDATED STATEMENTS OF OPERATIONS  United Health Group

                                                                 For the Year Ended December 31,
(in millions, except per share data)                         2000              1999             1998
------------------------------------------------------------------------------------------------------
REVENUES
  Premiums                                                 $ 18,926          $ 17,550         $ 15,516
  Management Services Fees                                    1,964             1,793            1,590
  Investment and Other Income                                   232               219              249
---------------------------------------------------------------------------------------------------------------------------
  Total Revenues                                             21,122            19,562           17,355
---------------------------------------------------------------------------------------------------------------------------

MEDICAL AND OPERATING COSTS

  Medical Costs                                              16,155            15,043           13,523
  Operating Costs                                             3,520             3,343            2,964
  Depreciation and Amortization                                 247               233              185
  Operational Realignment and Other Charges                       -                 -              725
---------------------------------------------------------------------------------------------------------------------------
  Total Medical and Operating Costs                          19,922            18,619           17,397
---------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                               1,200               943              (42)
  Gain on Disposition of UnitedHealth Capital Investments        27                 -                -
  Interest Expense                                              (72)              (49)              (4)
---------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE TAXES                                  1,155               894              (46)
  Provision for Income Taxes                                   (419)             (326)            (120)
---------------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                                             736               568             (166)

Convertible Preferred Stock Dividends
  and Redemption Premium                                          -                 -              (48)
---------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) APPLICABLE TO COMMON SHAREHOLDERS      $    736          $    568         $   (214)
---------------------------------------------------------------------------------------------------------------------------

BASIC NET EARNINGS (LOSS) PER COMMON SHARE                 $   2.27          $   1.63         $  (0.56)
---------------------------------------------------------------------------------------------------------------------------
DILUTED NET EARNINGS (LOSS) PER COMMON SHARE               $   2.19          $   1.60         $  (0.56)
---------------------------------------------------------------------------------------------------------------------------
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING                                                 324.2             348.2            381.2
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS                   12.3               6.8                -
---------------------------------------------------------------------------------------------------------------------------

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  ASSUMING DILUTION                                           336.5             355.0            381.2

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS  United Health Group



                                                                                As of December 31,
(in millions, except share and per share data)                                1999              2000
---------------------------------------------------------------------------------------------------------------------
ASSETS
  Current Assets
    Cash and Cash Equivalents                                                $  1,419         $  1,605
    Short-Term Investments                                                        200              546
    Accounts Receivable, net of allowances of $118 and $117                       867              912
    Assets Under Management                                                     1,646            1,328
    Other Current Assets                                                          273              177
---------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                                      4,405            4,568
Long-Term Investments                                                           3,434            2,568
Property and Equipment, net of accumulated
    depreciation of $513 and $482                                                 303              278
Goodwill and Other Intangible Assets, net of accumulated
    amortization of $501 and $376                                               2,911            2,859
---------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                           $ 11,053         $ 10,273
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities
    Medical Costs Payable                                                    $  3,266         $  2,915
    Accounts Payable and Accrued Liabilities                                    1,050            1,003
    Other Policy Liabilities                                                    1,216              910
    Commercial Paper and Current Maturities of Long-Term Debt                     559              591
    Unearned Premiums                                                             479              473
---------------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                 6,570            5,892
Long-Term Debt                                                                    650              400
Deferred Income Taxes and Other Liabilities                                       145              118
Commitments and Contingencies (Note 11)
---------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
    Common Stock, $0.01 par value - 500,000,000 shares authorized;
317,235,000 and 334,941,000 shares outstanding                                      3                3
    Additional Paid-In Capital                                                      -              250
    Retained Earnings                                                           3,595            3,445
    Accumulated Other Comprehensive Income:
      Net Unrealized Holding Gains on Investments Available for Sale,
        net of income tax effects                                                  90              165
---------------------------------------------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                                3,688            3,863
---------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $ 11,053         $ 10,273
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY  United Health Group


                                                                                       Net Unrealized
                                                 Common Stock    Additional            Holding Gains      Total
                                                ---------------   Paid-in    Retained  on Investments  Shareholders'  Comprehensive
(in millions)                                   Shares  Amount    Capital    Earnings  Available for   Sale Equity     Income (Loss)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                      382     $ 4     $ 1,398    $ 3,103     $    29      $ 4,534
   Issuances of Common Stock                        8      --         145         --          --          145
   Common Stock Repurchases                       (22)     --        (436)        --          --         (436)
   Comprehensive Income (Loss)
    Net Loss                                       --      --          --       (166)         --         (166)         $ (166)
     Other Comprehensive Income Adjustments
      Change in Net Unrealized Holding Gains
       on Investments Availablefor Sale,
       net of income tax effects                   --      --          --         --          15           15              15
                                                                                                                       -------
               Comprehensive Loss                  --      --          --         --          --           --          $ (151)
                                                                                                                       -------

   Cash Dividends
     Common Stock                                  --      --          --         (6)         --            (6)
      Convertible Preferred Stock                  --      --          --        (28)         --           (28)
   Convertible Preferred Stock
      Redemption Premium                           --      --          --        (20)         --           (20)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                      368       4       1,107      2,883          44         4,038
   Issuances of Common Stock                        6      --         125         --          --           125
   Common Stock Repurchases                       (39)     (1)       (982)        --          --          (983)
   Comprehensive Income
    Net Earnings                                   --      --          --        568          --           568         $  568
      Other Comprehensive Income Adjustments
       Change in Net Unrealized Holding Gains
        on Investments Available for Sale,
        net of income tax effects                  --      --          --        --          121           121            121
                                                                                                                       -------
               Comprehensive Income                --      --          --        --           --            --         $  689
                                                                                                                       -------
   Common Stock Dividend                           --      --          --        (6)          --            (6)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                      335       3         250      3,445         165         3,863
   Issuances of Common Stock                       13      --         349         --          --           349
   Common Stock Repurchases                       (31)     --        (599)      (581)         --        (1,180)
   Comprehensive Income
    Net Earnings                                   --      --          --        736          --           736         $  736
    Other Comprehensive Income Adjustments
     Change in Net Unrealized Holding Gains
        on Investments Available for Sale,
        net of income tax effects                  --      --          --         --         (75)         (75)            (75)
                                                                                                                       -------
               Comprehensive Income                --      --          --         --          --           --          $  661
                                                                                                                       -------
   Common Stock Dividend                           --      --          --         (5)         --           (5)

------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                      317     $ 3       $  --     $ 3,595    $    90       $3,688
------------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS  United Health Group

                                                                               For the Year Ended December 31,
(in millions)                                                                    2000        1999        1998
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net Earnings (Loss)                                                         $   736     $   568     $  (166)
   Noncash Items
     Depreciation and Amortization                                                 247         233         185
     Deferred Income Taxes and Other                                                73          35        (184)
     Asset Impairments                                                              --          --         451
   Net Change in Other Operating Items, net of effects
   from acquisitions, sales of subsidiaries and changes
         in AARP balances
     Accounts Receivable and Other Current Assets                                   26          84          67
     Medical Costs Payable                                                         288         165         269
     Accounts Payable and Other Current Liabilities                                162          60         347
     Unearned Premiums                                                             (11)         44         102
------------------------------------------------------------------------------------------------------------------------------------
     CASH FLOWS FROM OPERATING ACTIVITIES                                        1,521       1,189       1,071
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Cash Paid for Acquisitions, net of cash assumed
 and other effects                                                                 (76)       (334)       (464)
   Purchases of Property and Equipment and Capitalized Software                   (245)       (196)       (210)
   Proceeds from Sales of Property and Equipment and
   Disposition of Businesses                                                        12          51          59
   Purchases of Investments                                                     (3,022)     (2,208)     (2,799)
   Maturities and Sales of Investments                                           2,363       2,064       3,435
------------------------------------------------------------------------------------------------------------------------------------
      CASH FLOWS (USED FOR) FROM INVESTING ACTIVITIES                             (968)       (623)         21
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Proceeds from Common Stock Issuances                                            228         102          84
   (Payments of) Proceeds from Commercial Paper, net                              (182)        132         459
   Proceeds from Issuance of Long-Term Debt                                        400         150         249
   Common Stock Repurchases                                                     (1,180)       (983)       (436)
   Redemption of Convertible Preferred Stock                                        --          --        (520)
   Dividends Paid                                                                   (5)         (6)        (34)
------------------------------------------------------------------------------------------------------------------------------------
   CASH FLOWS USED FOR FINANCING ACTIVITIES                                       (739)       (605)       (198)
------------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  (186)        (39)        894
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                   1,605       1,644         750
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                       $ 1,419     $ 1,605     $ 1,644
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  United Health Group

(1) DESCRIPTION OF BUSINESS

UnitedHealth Group Incorporated (also referred to as "UnitedHealth Group," "the company," "we," "us," "our") is a national leader in forming and operating orderly, efficient markets for the exchange of high quality health and well-being services. Through independent but strategically aligned, market-defined businesses, we offer health care coverage and related services designed to enable, facilitate and advance optimal health.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
We have prepared the consolidated financial statements in accordance with generally accepted accounting principles and have included the accounts of UnitedHealth Group and its subsidiaries. We have eliminated all significant intercompany balances and transactions.

USE OF ESTIMATES
These financial statements include some amounts that are based on our best estimates and judgments. The most significant estimates relate to medical costs, medical costs payable, other policy liabilities and intangible asset valuations relating to acquisitions. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant. The impact of any changes in estimates is included in the determination of earnings in the period of change.

REVENUE RECOGNITION
Premium revenues are recognized in the period enrolled members are entitled to receive health care services. Premium payments received from our customers prior to such period are recorded as unearned premiums. Management services fee revenues are recognized in the period the related services are performed. Premium revenues related to Medicare and Medicaid programs as a percentage of total premium revenues were 17% in 2000, 21% in 1999 and 20% in 1998.

MEDICAL COSTS AND MEDICAL COSTS PAYABLE
Medical costs include claims paid, claims adjudicated but not yet paid, estimates for claims received but not yet adjudicated, and estimates for claims incurred but not yet received.
    The estimates of medical costs and medical costs payable are developed using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors including product changes. The estimates are subject to change as actuarial methods change or as underlying facts upon which estimates are based change. We did not change our actuarial methods during 2000, 1999 and 1998. Management believes that the amount of medical costs payable is adequate to cover the company's liability for unpaid claims as of December 31, 2000.

CASH, CASH EQUIVALENTS AND INVESTMENTS
Cash and cash equivalents are highly liquid investments with an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. Investments with a maturity of less than one year are classified as short-term.
    Investments held by trustees or agencies according to state regulatory requirements are classified as held-to-maturity based on our ability and intent to hold these investments to maturity. Such investments are reported at amortized cost and, because of regulatory restrictions, are included in long-term investments regardless of their maturity date. All other investments are classified as available for sale and reported at fair value based on quoted market prices. Investments are classified as short-term or long-term depending on their maturity term. Periodically, we sell investments classified as long-term prior to their maturity to fund working capital or for other purposes.

    Unrealized gains and losses on investments available for sale are excluded from earnings and reported as a separate component of shareholders' equity, net of income tax effects. To calculate realized gains and losses on the sale of investments, we use the specific cost of each investment sold. We have no investments classified as trading securities.

ASSETS UNDER MANAGEMENT
Under our 10-year agreement with AARP, we are administering certain aspects of AARP's insurance program that were transferred from the program's previous carrier (see Note 5). Pursuant to our agreement with AARP, the associated assets are managed separately from our general investment portfolio and are used to fund expenditures associated with the AARP program. These assets are invested at our discretion, within certain investment guidelines approved by AARP. At December 31, 2000, the assets were invested in marketable debt securities. Interest earnings and realized investment gains and losses on these assets accrue to AARP policyholders and, as such, are not included in our determination of earnings. Assets under management are reported at their fair value. Unrealized gains and losses are included in the rate stabilization fund associated with the AARP program. As of December 31, 2000, the AARP investment portfolio included net unrealized gains of $19 million compared with net unrealized losses of $34 million as of December 31, 1999.

OTHER POLICY LIABILITIES
Other policy liabilities include the rate stabilization fund associated with the AARP program (see Note 5) and retrospective rate credit liabilities and customer balances related to experience-rated indemnity products.
    Retrospective rate credit liabilities represent premiums we received in excess of amounts contractually owed by customers based on actual claim experience. Liabilities established for closed policy years are based on actual experience, while liabilities for open years are based on estimates of premiums, claims and expenses incurred.
    Customer balances consist principally of deposit accounts and reserves that have accumulated under certain experience-rated contracts. At the customer's option, these balances may be returned to the customer or used to pay future premiums or claims under eligible contracts.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the respective assets, ranging from three years to 30 years. The weighted-average useful life of property and equipment at December 31, 2000, was approximately four years.

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill represents the purchase price and transaction costs associated with businesses we have acquired in excess of the estimated fair value of the net assets of these businesses. To the extent possible, a portion of the excess purchase price and transaction costs is assigned to identifiable intangible assets. Goodwill and other intangible assets are being amortized on a straight-line basis over useful lives ranging from three years to 40 years, with a weighted-average useful life of 32 years at December 31, 2000.
    The most significant components of goodwill and other intangible assets are composed of goodwill of $2.1 billion at December 31, 2000 and 1999, and employer group contracts, supporting infrastructure, distribution networks and institutional knowledge of $530 million at December 31, 2000, and $550 million at December 31, 1999, net of accumulated amortization.

LONG-LIVED ASSETS
We review long-lived assets, including goodwill and other intangible assets, for events or changes in circumstances that would indicate we might not recover their carrying value. We consider a number of factors, including estimated future undiscounted cash flows associated with the long-lived asset, to make this decision. We record assets held for sale at the lower of their carrying amount or fair value, less any costs associated with the final settlement.

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

STOCK-BASED COMPENSATION
We use the intrinsic value method for determining stock-based compensation expenses. Under the intrinsic value method, we do not recognize compensation expense when the exercise price of an employee stock option equals or exceeds the fair market value of the stock on the date the option is granted. Information on what our stock-based compensation expenses would have been had we calculated those expenses using the fair market values of outstanding stock options is included in Note 9.

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

RECENTLY ISSUED ACCOUNTING STANDARDS
The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 regarding accounting for derivative instruments and hedging activities. SFAS No. 133, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) and hedging activity be recorded in the balance sheet either as an asset or liability measured at its fair value. The statement requires changes in the derivative's fair value to be recognized in earnings or, for derivatives that hedge market risk related to future cash flows, in accumulated other comprehensive income, unless specific hedge accounting criteria are met. The company adopted SFAS No. 133 within its financial statements effective January 1, 2001, which did not result in a material effect on its financial position, results of operations or cash flows.

(3) ACQUISITIONS

In September 1999, our Ingenix business segment acquired Worldwide Clinical Trials, Inc. (WCT), a leading contract research organization. We paid $214 million in cash in exchange for all outstanding shares of WCT. We accounted for the purchase using the purchase method of accounting, which means the purchase price was allocated to assets and liabilities acquired based on their estimated fair values at the date of acquisition. Only the post-acquisition results of WCT are included in our consolidated financial statements. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of net assets acquired by $214 million, which has been assigned to goodwill and is being amortized over its estimated useful life of 30 years. The pro forma effects of the WCT acquisition on our consolidated financial statements were not material.
    In June 1999, our Specialized Care Services business segment acquired Dental Benefit Providers, Inc. (DBP), one of the largest dental benefit management companies in the United States. We paid $105 million in cash, and we accounted for the acquisition using the purchase method of accounting. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of net assets acquired by

$105 million, which has been assigned to goodwill and is being amortized over its estimated useful life of 40 years. The pro forma effects of the DBP acquisition on our consolidated financial statements were not material.
     In October 1998, our Health Care Services segment acquired HealthPartners of Arizona, Inc. (HPA), with 509,000 members as of the acquisition date. We paid $235 million in cash in exchange for all outstanding shares of HPA. We accounted for the acquisition using the purchase method of accounting. The purchase price and costs associated with the acquisition exceeded the estimated fair value of net assets acquired by $223 million, which has been assigned to goodwill and is being amortized over its estimated useful life of 40 years. The pro forma effects of the HPA acquisition on our consolidated financial statements were not material.
    During 1998, our Ingenix segment acquired Kern McNeill International, Inc.
(KMI), a leading contract research organization, and St. Anthony Publishing, Inc. (St. Anthony), a leader in the health care coding and reimbursement publications market. In the aggregate, we paid $188 million in cash and assumed liabilities of $17 million in exchange for all of the common stock of KMI and St. Anthony. We accounted for these acquisitions using the purchase method of accounting. The purchase price and costs associated with these acquisitions exceeded the preliminary fair value of net assets acquired by $205 million, which has been assigned to trade names and goodwill and is being amortized over their estimated useful lives ranging from 15 to 40 years. The pro forma effects of these acquisitions on our consolidated financial statements were not material.

(4) SPECIAL OPERATING CHARGES

OPERATIONAL REALIGNMENT AND OTHER CHARGES
In conjunction with our operational realignment initiatives, we developed and, in the second quarter of 1998, approved a comprehensive plan (the Plan) to implement our operational realignment. We recognized corresponding charges to operations of $725 million in the second quarter of 1998, which reflected the estimated costs to be incurred under the Plan. The charges included costs associated with asset impairments; employee terminations; disposing of or discontinuing business units, product lines and contracts; and consolidating and eliminating certain claim processing operations and associated real estate obligations. Activities associated with the Plan will result in the reduction of approximately 5,200 positions, affecting approximately 6,400 people in various locations. Through December 31, 2000, we have eliminated approximately 4,900 positions, affecting approximately 5,000 people, pursuant to the Plan. The remaining positions are expected to be eliminated during 2001.
    Our accompanying financial statements include the operating results of businesses and markets disposed of or discontinued, and markets we have exited in connection with the operational realignment. The accompanying Consolidated Statements of Operations include revenues and operating earnings (losses) from businesses disposed of and markets we exited for the years ended December 31, as follows (in millions):

                                                               2000              1999             1998
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                      $ 312            $  689            $ 964
Earnings (Loss) From Operations                               $   9            $  (41)           $ (52)
---------------------------------------------------------------------------------------------------------------------------

The table above does not include operating results from the counties where UnitedHealthcare withdrew its Medicare product offerings effective January 1, 2000, and January 1, 2001. Annual revenues for 1999 from the counties exited effective January 1, 2000, were approximately $230 million. Annual revenues for 2000 from the counties exited effective January 1, 2001, were approximately $320 million.
    During 2000, we finalized our agreement with Blue Shield of California to transition approximately 210,000 individuals served by our California health plan. Additionally, we transitioned approximately 75,000 individuals served by our Oregon and Washington health plans to Premera BlueCross and LifeWise. These actions conclude our planned transition to concentrate resources in the Pacific Coast region on Uniprise national, multi-site customers and Specialized Care Services customers. We have also transitioned out of the market in Puerto Rico.

The balances accrued in our operational realignment and other charges were sufficient to cover expenses incurred in the sale and exit of our operations in these markets.
    The operational realignment and other charges do not cover certain aspects of the Plan, including new information systems, data conversions, process re-engineering, temporary duplicate staffing costs as we consolidate processing centers, and employee relocation and training. These costs are expensed as incurred or capitalized, as appropriate. During 2000, 1999 and 1998, we incurred expenses of approximately $57 million, $52 million and $13 million, respectively, related to these activities.
    The Plan anticipated substantial completion in 1999. However, some initiatives, including the consolidation of certain claim and administrative processing functions and certain divestitures and market realignment activities are requiring additional time to complete in the most effective manner. These activities will extend through the middle of 2001. Based on current facts and circumstances, we believe the remaining realignment reserve is adequate to cover the costs to be incurred in executing the remainder of the Plan. However, as we proceed with the execution of the Plan and more current information becomes available, it may be necessary to adjust our estimates for severance and lease obligations on exited facilities.
    The table below is a roll-forward of accrued operational realignment and other charges, which are included in Accounts Payable and Accrued Liabilities in the accompanying Consolidated Balance Sheets, through December 31, 2000 (in millions):

                                                           Severance and     Noncancelable     Disposition of
                                            Asset          Outplacement        Lease          Businesses and
                                         Impairments         Costs           Obligations       Other Costs        Total
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997              $   -             $   -            $  -             $  -              $   -
  Provision for Operational Realignment
    and Other Charges                       430               142              82               71                725
  Additional Charges (Credits)               21               (20)             (9)               8                  -
  Cash Payments                               -               (19)             (6)             (13)               (38)
  Noncash Charges                          (451)                -               -                -               (451)
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                  -               103              67               66                236
  Additional Charges (Credits)                -               (22)             13                9                  -
  Cash Payments                               -               (46)            (18)             (45)              (109)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                  -                35              62               30                127
  Cash Payments                               -               (24)            (20)             (18)               (62)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000               $  -             $  11            $ 42             $ 12              $  65
------------------------------------------------------------------------------------------------------------------------------------



MEDICAL COSTS
During the second quarter of 1998, we recorded $175 million of medical cost charges. Of this amount, $120 million related to Medicare contract losses and increases to Medicare medical costs payable estimates, and $55 million related to increases to commercial medical costs payable estimates.

(5) AARP CONTRACT

In February 1997, we entered into a 10-year contract to provide insurance products and services to members of AARP. Under the terms of the contract, we are compensated for claim administration and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $3.5 billion during 2000, 1999 and 1998.
    The underwriting results related to the AARP business are recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. To the extent underwriting losses exceed the balance in the RSF, we would be required to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. The RSF balance is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.
    We assumed the policy and other policy liabilities related to the AARP program and received cash and premium receivables from the previous insurance carrier equal to the carrying value of the liabilities assumed as of January 1, 1998. The following AARP program-related assets and liabilities are included in our Consolidated Balance Sheets (in millions):

                                                                               Balance as of December 31,
                                                                                2000             1999
---------------------------------------------------------------------------------------------------------------------------
Assets Under Management                                                        $1,625           $1,307
Accounts Receivable                                                            $  277           $  276
Medical Costs Payable                                                          $  855           $  791
Other Policy Liabilities                                                       $  932           $  713
Accounts Payable and Accrued Liabilities                                       $  115           $   79
---------------------------------------------------------------------------------------------------------------------------

The effects of changes in balance sheet amounts associated with the AARP program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.

(6) CASH, CASH EQUIVALENTS AND INVESTMENTS

As of December 31, the amortized cost, gross unrealized holding gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

                                        Amortized         Gross Unrealized Gross Unrealized     Fair
2000                                       Cost             Holding Gains   Holding Losses      Value
---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                 $1,419            $     -            $    -          $1,419
Debt Securities--Available for Sale        3,198                 89                (6)          3,281
Equity Securities--Available for Sale        201                 61                 -             262
Debt Securities--Held to Maturity             91                  -                 -              91
---------------------------------------------------------------------------------------------------------------------------
      Total Cash and Investments          $4,909            $   150            $   (6)         $5,053
---------------------------------------------------------------------------------------------------------------------------

1999
---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                 $1,605            $     -            $    -          $1,605
Debt Securities--Available for Sale        2,605                  4               (58)          2,551
Equity Securities--Available for Sale        166                318                 -             484
Debt Securities--Held to Maturity             79                  -                 -              79
---------------------------------------------------------------------------------------------------------------------------
      Total Cash and Investments          $4,455            $   322            $  (58)         $4,719
---------------------------------------------------------------------------------------------------------------------------


As of December 31, 2000, debt securities consisted of $855 million in U.S. Government obligations, $1,386 million in state and municipal obligations, and $1,131 million in corporate obligations. At December 31, 2000, we held $209 million in debt securities with maturities less than one year, $1,227 million in debt securities maturing in one to five years, and $1,936 million in debt securities with maturities of more than five years.

    We recorded realized gains and losses on the sale of investments, excluding UnitedHealth Capital investments, as follows (in millions):

                                                                    For the Year Ended December 31,
                                                               2000              1999             1998
---------------------------------------------------------------------------------------------------------------------------
Gross Realized Gains                                          $  12             $   9            $  31
Gross Realized Losses                                           (46)              (15)              (5)
---------------------------------------------------------------------------------------------------------------------------
  Net Realized Gains (Losses)                                 $ (34)            $  (6)           $  26
---------------------------------------------------------------------------------------------------------------------------

During 2000 and 1999, respectively, we contributed UnitedHealth Capital investments valued at approximately $52 million and $50 million to the UnitedHealth Foundation. The realized gain of approximately $51 million in 2000 and $49 million in 1999 was offset by the related contribution expense of $52 million in 2000 and $50 million in 1999. The $1 million net expense of these transactions in both 2000 and 1999 is included in Investment and Other Income in the accompanying Consolidated Statements of Operations.
    In a separate disposition of UnitedHealth Capital investments during 2000, we realized a gain of $27 million.

(7) COMMERCIAL PAPER AND DEBT

Commercial paper and debt consisted of the following as of December 31 (in millions):

                                                    2000                  1999
                                           ------------------     --------------------
                                           Carrying      Fair      Carrying     Fair
                                             Value      Value       Value      Value
--------------------------------------------------------------------------------------
Commercial Paper                           $  409       $ 409      $  591     $ 591
Floating Rate Notes
  due November 2001                           150         150         150       150
6.6% Senior Unsecured Notes
  due December 2003                           250         250         250       238
7.5% Senior Unsecured Notes
  due November 2005                           400         413           -         -
-------------------------------------------------------------------------------------
Total Commercial Paper and Debt             1,209       1,222         991       979
Less Current Maturities                      (559)       (559)       (591)     (591)
-------------------------------------------------------------------------------------
Total Long-Term Debt                       $  650      $  663      $  400     $ 388
-------------------------------------------------------------------------------------

As of December 31, 2000, our outstanding commercial paper had interest rates ranging from 6.6% to 6.9%. In November 1999, we issued $150 million of two-year floating-rate notes. The interest rate is adjusted quarterly to the three-month LIBOR (London Interbank Offered Rate) plus 0.5%. As of December 31, 2000, the applicable rate was 7.25%.
    In July 2000, we executed new credit arrangements supporting our commercial paper program for an aggregate of $900 million. These credit arrangements are composed of a $450 million revolving credit facility expiring in July 2005, and a $450 million, 364-day facility expiring in July 2001. We also have the capacity to issue approximately $200 million of extendible commercial notes
(ECNs). During 2000, we had no amounts outstanding under our credit facilities or ECNs.
    Our debt agreements and credit facilities contain various covenants, the most restrictive of which place limitations on secured and unsecured borrowings and require us to exceed minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.
    Maturities of commercial paper and debt for the years ending December 31 are as follows (in millions):

        2001                 2002                     2003                 2004                    2005
---------------------------------------------------------------------------------------------------------------------------
      $  559                    -                   $  250                    -                  $  400
---------------------------------------------------------------------------------------------------------------------------

We made cash payments for interest of $68 million and $43 million in 2000 and 1999, respectively. We made no cash payments for interest in 1998.

(8) SHAREHOLDERS' EQUITY

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS
Our operations are conducted through our wholly-owned subsidiaries, which include health maintenance organizations and insurance companies. These companies are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. Generally, the amount of dividend distributions that may be paid by our regulated subsidiaries, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. Approximately $4.7 billion of our $5.1 billion of cash and investments at December 31, 2000, was held by regulated subsidiaries.
    The National Association of Insurance Commissioners has developed minimum capitalization guidelines for health maintenance organizations, subject to state-by-state adoption. Many states have adopted and other states will likely adopt some form of these rules. We do not expect that further state adoptions or implementations will require us to make significant incremental investments of general corporate resources into regulated subsidiaries.

STOCK REPURCHASE PROGRAM
Under the board of directors' authorization, we are operating a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2000, we repurchased 31.0 million shares for an aggregate of $1.2 billion. Since inception of our stock repurchase activities in November 1997 through December 31, 2000, we have repurchased 92.9 million shares for an aggregate of $2.6 billion. As of December 31, 2000, we have board of directors' authorization to purchase up to an additional 28.4 million shares of our common stock.
    As a component of our share repurchase activities, we have entered into agreements to purchase shares of our common stock, where the number of shares we purchase, if any, is dependent upon market conditions and other contractual terms. As of December 31, 2000, we have agreements to purchase up to 8.9 million shares of our common stock at various times through 2003, at an average cost of approximately $40 per share.

COMMON STOCK SPLIT
In October 2000, our board of directors declared a two-for-one split of the company's common stock in the form of a 100 percent common stock dividend. The dividend was issued on December 22, 2000, to shareholders of record as of December 1, 2000. The accompanying consolidated financial statements have been restated to reflect the share and per share effects of the common stock split.

DIVIDENDS
On February 13, 2001, the board of directors approved an annual dividend for 2001 of $0.03 per share. The dividend will be paid on April 18, 2001, to shareholders of record at the close of business on April 2, 2001.

PREFERRED STOCK
In December 1998, the company redeemed all 500,000 outstanding shares of 5.75% Series A Convertible Preferred Stock. At December 31, 2000, we have 10 million shares of $0.001 par value preferred stock authorized for issuance, and no preferred shares issued and outstanding.

(9) STOCK-BASED COMPENSATION PLANS
The company maintains various stock and incentive plans for the benefit of eligible employees and directors. As of December 31, 2000, employee stock and incentive plans allowed for the future granting of up to 22.4 million shares as incentive or non-qualified stock options, stock appreciation rights, restricted stock awards and performance awards. Our non-employee director stock option plan allowed for future granting of 825,000 non-qualified stock options as of December 31, 2000.
    Stock options are granted at an exercise price not less than the fair market value of the common stock at the date of grant. They may be exercised over varying periods and up to 10 years from the date of grant. A summary of activity under our various stock plans is presented in the table below (shares in thousands):

                                                  2000                       1999                        1998
                                        ------------------------   ------------------------     ---------------------------
                                            Weighted-Average          Weighted-Average             Weighted-Average
                                         Shares   Exercise Price   Shares    Exercise Price     Shares     Exercise Price

---------------------------------------------------------------------------------------------------------------------------
Outstanding at Beginning of Year         44,080      $  19          36,748       $  19           34,226       $  17
Granted                                   8,516      $  30          14,406       $  20           11,694       $  20
Exercised                               (12,331)     $  17          (4,666)      $  17           (6,758)      $  12
Forfeited                                (1,455)     $  20          (2,408)      $  20           (2,414)      $  20
---------------------------------------------------------------------------------------------------------------------------
Outstanding at End of Year               38,810      $  22          44,080       $  19           36,748       $  19
---------------------------------------------------------------------------------------------------------------------------
Exercisable at End of Year               17,367      $  20          15,558       $  17           13,450       $  17
---------------------------------------------------------------------------------------------------------------------------

                                                Options Outstanding                       Options Exercisable
                                     -----------------------------------------------------------------------------------------------
                                                     Weighted-Average
                                      Number           Remaining             Weighted-Average        Number        Weighted-Average
Range of Exercise Prices             Outstanding     Option Term (years)      Exercise Price       Exercisable       Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
$ 0-$20                                9,723               6.0                    $  17                 6,755          $  16
$21-$30                               25,611               8.1                    $  22                10,482          $  22
$31-$40                                3,269               9.5                    $  39                   130          $  34
$41-$50                                  207               9.6                    $  44                     -          $   -
------------------------------------------------------------------------------------------------------------------------------------
$ 0-$50                             38,810               7.7                      $  22                17,367          $  20
------------------------------------------------------------------------------------------------------------------------------------


We do not recognize compensation expense in connection with stock option grants because we grant stock options at exercise prices that equal or exceed the fair market value of the stock at the time options are granted. If we had determined compensation expense using fair market values for the stock options, net earnings (loss) per common share would have been reduced to the following pro forma amounts:

                                                               2000              1999             1998
---------------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) (in millions)
  As Reported                                                $  736            $  568           $ (166)
  Pro Forma                                                  $  660            $  531           $ (206)
---------------------------------------------------------------------------------------------------------------------------
Diluted Net Earnings (Loss) Per
Common Share
  As Reported                                                $ 2.19            $ 1.60           $(0.56)
  Pro Forma                                                  $ 2.04            $ 1.50           $(0.67)
---------------------------------------------------------------------------------------------------------------------------
Weighted-Average Fair Value Per Share of
  Options Granted                                            $   14            $   12           $    8
---------------------------------------------------------------------------------------------------------------------------


To determine compensation cost under the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Principal assumptions used in applying the Black-Scholes model were as follows:

                                                               2000              1999             1998
---------------------------------------------------------------------------------------------------------------------------
Risk-Free Interest Rate                                          5.0%             6.7%             5.2%
Expected Volatility                                             49.0%            50.0%            46.0%
Expected Dividend Yield                                          0.1%             0.1%             0.1%
Expected Life in Years                                           4.5              5.0              5.8
---------------------------------------------------------------------------------------------------------------------------

We also maintain a non-leveraged employee stock ownership plan and an employee stock purchase plan. Activity related to these plans was not material in relation to our consolidated financial results in 2000, 1999 and 1998.

(10) INCOME TAXES

Components of the Provision (Benefit) for Income Taxes

Year Ended December 31, (in millions)                          2000              1999             1998
---------------------------------------------------------------------------------------------------------------------------
Current
  Federal                                                    $  330            $  264           $  273
  State                                                          38                36               31
---------------------------------------------------------------------------------------------------------------------------
    Total Current                                               368               300              304
Deferred                                                         51                26             (184)
---------------------------------------------------------------------------------------------------------------------------
    Total Provision                                          $  419            $  326           $  120
---------------------------------------------------------------------------------------------------------------------------

Reconciliation of the Tax Provision at the U.S. Federal Statutory Rate to the Provision for Income Taxes

Year Ended December 31, (in millions)                          2000              1999             1998
---------------------------------------------------------------------------------------------------------------------------
Tax Provision (Benefit) at the
  U.S. Federal Statutory Rate                                $  404            $  313           $  (16)
State Income Taxes, net of federal benefit                       29                24               19
Tax-Exempt Investment Income                                    (17)              (16)             (25)
Non-Deductible Amortization                                      27                25               24
Non-Deductible Asset Impairments                                  -                 -              100
Charitable Contributions                                        (18)              (16)               -
Other, net                                                       (6)               (4)              18
---------------------------------------------------------------------------------------------------------------------------
  Provision for Income Taxes                                 $  419            $  326           $  120
---------------------------------------------------------------------------------------------------------------------------

Components of Deferred Income Tax Assets and Liabilities

December 31, (in millions)                                                       2000             1999
---------------------------------------------------------------------------------------------------------------------------
Deferred Income Tax Assets
  Accrued Expenses and Allowances                                              $  126           $  101
  Unearned Premiums                                                                74               87
  Medical Costs Payable and
    Other Policy Liabilities                                                       84               62
  Net Operating Loss Carryforwards                                                 42               43
  Other                                                                            10               10
---------------------------------------------------------------------------------------------------------------------------
Subtotal                                                                          336              303
  Less: Valuation Allowances                                                      (56)             (52)
---------------------------------------------------------------------------------------------------------------------------
Total Deferred Income Tax Assets                                                  280              251
---------------------------------------------------------------------------------------------------------------------------

Deferred Income Tax Liabilities
  Capitalized Software Development                                                (80)             (54)
  Net Unrealized Gains on Investments
    Available for Sale                                                            (59)             (97)
  Depreciation & Amortization                                                     (12)              (4)
---------------------------------------------------------------------------------------------------------------------------
Total Deferred Income Tax Liabilities                                            (151)            (155)
---------------------------------------------------------------------------------------------------------------------------
      Net Deferred Income Tax Assets                                           $  129           $   96
---------------------------------------------------------------------------------------------------------------------------

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. The valuation allowance primarily relates to future tax benefits on certain purchased domestic and foreign net operating losses.
    We made cash payments for income taxes of $352 million in 2000, $214 million in 1999 and $245 million in 1998. We increased additional paid-in capital by $116 million in 2000, $23 million in 1999 and $47 million in 1998 to reflect the tax benefit we received upon the exercise of non-qualified stock options.
    Consolidated income tax returns for fiscal years 1996 through 1999 are currently being examined by the Internal Revenue Service. We do not believe any adjustments that may result will have a significant impact on our consolidated operating results or financial position.

(11) COMMITMENTS AND CONTINGENCIES

LEASES
We lease facilities, computer hardware and other equipment under long-term operating leases that are non-cancelable and expire on various dates through 2011. Rent expense under all operating leases was $132 million in 2000, $129 million in 1999 and $119 million in 1998.
    At December 31, 2000, future minimum annual lease payments under all non-cancelable operating leases were as follows (in millions):

         2001              2002             2003              2004             2005          Thereafter
---------------------------------------------------------------------------------------------------------------------------
      $  121            $  108            $   95            $   84           $   74            $  340
---------------------------------------------------------------------------------------------------------------------------


SERVICE AGREEMENTS
In 1995 and 1996, we entered into three separate contracts for certain data center operations and support, and network and voice communication services, each with an approximate term of 10 years. Expenses incurred in connection with these agreements were $182 million in 2000, $172 million in 1999 and $162 million in 1998.

LEGAL MATTERS
Because of the nature of our business, we are routinely subject to suits alleging various causes of action. Some of these suits may include claims for substantial non-economic or punitive damages. We do not believe that any such actions, or any other types of actions, currently threatened or pending will, individually or in the aggregate, have a material adverse effect on our financial position or results of operations.

GOVERNMENT REGULATION
Our business is regulated at federal, state and local levels. The laws and rules governing our business are subject to frequent change and broad latitude is given to the agencies administering those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability for medical malpractice or other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.
    We are also subject to various governmental reviews, audits and investigations. However, we do not believe the results of any of the current audits, individually or in the aggregate, will have a material adverse effect on our financial position or results of operations.

(12) SEGMENT FINANCIAL INFORMATION

Our accounting policies for business segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2). Transactions between business segments are recorded at their estimated fair value, as if they were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. In accordance with generally accepted accounting principles, segments with similar economic characteristics may be combined. The financial results of UnitedHealthcare and Ovations have been combined in the Health Care Services segment column in the tables presented on the next page (in millions):


                                    Health Care                 Specialized                   Corporate
2000                                 Services       Uniprise   Care Services   Ingenix      and Eliminations    Consolidated
------------------------------------------------------------------------------------------------------------------------------
Revenues-- External Customers         $ 18,502        $ 1,595     $   503      $   290         $     -            $ 20,890
Revenues-- Intersegment                      -            520         461           85          (1,066)                  -
Investment and Other Income                194             25          10            -               3                 232
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues                        $ 18,696        $ 2,140     $   974      $   375          $(1,063)          $ 21,122
------------------------------------------------------------------------------------------------------------------------------------

Earnings (Loss) From Operations       $   739         $   289     $   174      $    32          $   (34)          $  1,200
Total Assets(1)                       $ 8,118         $ 1,578     $   525      $   730          $  (133)          $ 10,818
Net Assets(1)                         $ 3,085         $   978     $   276      $   617          $  (113)          $  4,843

Purchases of Property and Equipment
   and Capitalized Software           $    88         $    94     $    28      $    35          $     -           $    245
Depreciation and Amortization         $   100         $    75     $    25      $    47          $     -           $    247
------------------------------------------------------------------------------------------------------------------------------------

1999
------------------------------------------------------------------------------------------------------------------------------------
Revenues-- External Customers         $ 17,419        $ 1,398     $   328      $   198          $     -           $ 19,343
Revenues-- Intersegment                      -            445         393           59             (897)                 -
Investment and Other Income                162             22           5            1               29                219
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues                         $ 17,581        $ 1,865     $   726      $   258         $  (868)          $ 19,562
------------------------------------------------------------------------------------------------------------------------------------

Earnings (Loss) From Operations        $   578        $   222     $   128      $    25          $   (10)          $    943
Total Assets(1)                        $ 7,364        $ 1,411     $   446      $   683          $   206           $ 10,110
Net Assets(1)                          $ 2,892        $   953     $   230      $   573          $   221           $  4,869
------------------------------------------------------------------------------------------------------------------------------------

Purchases of Property and Equipment
   and Capitalized Software            $    69        $    71     $    28      $    28          $     -           $    196
Depreciation and Amortization          $    97        $    76     $    23      $    37          $     -           $    233
------------------------------------------------------------------------------------------------------------------------------------

1998
------------------------------------------------------------------------------------------------------------------------------------
Revenues-- External Customers          $15,463        $ 1,238     $   274      $   131          $     -           $ 17,106
Revenues-- Intersegment                      -            357         339           52             (748)                 -
Investment and Other Income                149             29           5            1               65                249
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues                         $15,612        $ 1,624     $   618      $   184          $  (683)          $ 17,355
------------------------------------------------------------------------------------------------------------------------------------

Earnings (Loss) From Operations(2)     $   503        $   161     $   109      $    20          $    65           $    858
Total Assets(1)                        $ 6,652        $ 1,499     $   231      $   472          $   555           $  9,409
Net Assets(1)                          $ 2,512        $   940     $    89      $   388          $   555           $  4,484
------------------------------------------------------------------------------------------------------------------------------------
Purchases of Property and Equipment
   and Capitalized Software            $    80        $    93     $    27      $    10          $     -           $    210
Depreciation and Amortization          $    90        $    59     $    14      $    22          $     -           $    185
------------------------------------------------------------------------------------------------------------------------------------


(1) Total Assets and Net Assets exclude, where applicable, debt and accrued interest of $1,222 million, $1,002 million and $708 million, income tax-related assets of $235 million, $163 million and $266 million, and income tax-related liabilities of $168 million, $167 million and $4 million as of December 31, 2000, 1999 and 1998, respectively.

(2) For comparability purposes, 1998 results are adjusted to exclude $725 million of operational realignment and other charges and $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates. Including these charges, 1998 segment operating earnings (loss) from operations were as follows:

                          Year Ended December 31, 1998
---------------------------------------------------------------
Health Care Services                $   (46)
Uniprise                                 10
Specialized Care Services                14
Ingenix                                 (66)
---------------------------------------------------------------
   Total Operating Segments             (88)
Corporate                                46
---------------------------------------------------------------
   Total Consolidated               $   (42)
---------------------------------------------------------------

(13) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                               Quarter Ended
                                                     -------------------------------------------------------------
(in millions, except per share data)                 March 31      June 30      September 30 December 31
-------------------------------------------------------------------------------------------------------------------
2000
REVENUES                                             $ 5,099       $ 5,220      $ 5,369      $  5,434
MEDICAL AND OPERATING COSTS                          $ 4,826       $ 4,932      $ 5,060      $  5,104
NET EARNINGS APPLICABLE TO
  COMMON SHAREHOLDERS                                $   174(1)    $   170      $   182      $    210(2)
BASIC NET EARNINGS PER COMMON SHARE                  $  0.53       $  0.52      $  0.56      $   0.66
DILUTED NET EARNINGS PER COMMON SHARE                $  0.52(1)    $  0.50      $  0.54      $   0.63(2)
---------------------------------------------------------------------------------------------------------------------------

1999
Revenues                                             $ 4,809       $ 4,858      $ 4,903      $  4,992
Medical and Operating Costs                          $ 4,588       $ 4,633      $ 4,664      $  4,734
Net Earnings Applicable to
  Common Shareholders                                $   132       $   135      $   144      $   1573
Basic Net Earnings per Common Share                  $  0.36       $  0.39      $  0.41      $   0.47
Diluted Net Earnings per Common Share                $  0.36       $  0.38      $  0.40      $   0.46(3)
---------------------------------------------------------------------------------------------------------------------------

(1) Includes a $14 million, net permanent tax benefit related to the contribution of UnitedHealth Capital investments to the UnitedHealth Foundation. Excluding this benefit, Net Earnings Applicable to Common Shareholders and Diluted Net Earnings Per Common Share were $160 million or $0.48 per share, respectively.

(2) Includes a $27 million gain ($17 million after-tax) related to the disposition of UnitedHealth Capital investments. Excluding this gain, Net Earnings and Diluted Net Earnings per Common Share were $193 million and $0.58 per share, respectively.

(3) Includes a net permanent tax benefit primarily related to the contribution of UnitedHealth Capital investments to the UnitedHealth Foundation. Excluding this benefit, Net Earnings Applicable to Common Shareholders and Diluted Net Earnings per Common Share were $152 million and $0.44 per share, respectively.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and
Directors of UnitedHealth Group Incorporated:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated (a Minnesota Corporation) and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UnitedHealth Group Incorporated and its Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
February  2, 2001

REPORT OF MANAGEMENT

The management of UnitedHealth Group is responsible for the integrity and objectivity of the consolidated financial information contained in this annual report. The consolidated financial statements and related information were prepared according to generally accepted accounting principles and include some amounts that are based on management's best estimates and judgments.
    To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis.
    The Audit Committee of the board of directors, composed entirely of directors who are not employees of the company, meets periodically and privately with the company's independent public accountants and management to review accounting, auditing, internal control, financial reporting and other matters.

William W. McGuire, M.D.
Chairman and Chief Executive Officer

Stephen J. Hemsley
President and Chief Operating Officer

Patrick J. Erlandson
Chief Financial Officer

CORPORATE AND BUSINESS LEADERS

UNITEDHEALTH GROUP

William W McGuire, M.D.
Chairman and
Chief Exectutive Officer


Stephen J. Hemsley
President and
Chief Operating Officer

Patrick J. Erlandson
Chief Financial Officer

David J. Luben
General Counsel

Jeannine M. Rivet
Executive Vice President

James B. Hudak
Chief Executive Officer
UnitedHealth Technologies

Reed V. Tuckson, M.D.
Senior Vice President
Consumer Health and Medical
Care Advancement

L.Robert Dapper
Senior Vice President
Human Capital

John S. Penshorn
Director of Capital Markets
Communications and Strategy

UNITEDHEALTHCARE

Robert J. Sheehy
Chief Executive Officer

OVATIONS
Lois Quam
Chief Executive Officer

UNIPRISE
R. Channing Wheeler
Chief Executive Officer

SPECIALIZED CARE SERVICES
Ronald B. Colby
Chief Executive Officer

INGENIX
Jeannine M. Rivet
Chief Executive Officer

BOARD OF DIRECTORS

William C. Ballard, Jr.
Of Counsel
Greenbaum, Doll & McDonald
Louisville, Kentucky, law firm

Richard T. Burke
Former Chairman and
Chief Executive Officer
United HealthCare
Corporation

Stephen J. Hemsley
President and
Chief Operating Officer
UnitedHealth Group

James A. Johnson
Chairman and
Chief Executive Officer
Johnson Capital Partners
Private investment company

Thomas H. Kean
President
Drew University

Douglas W. Leatherdale
Chairman and
Chief Executive Officer
The Saint Paul Companies Inc.
Insurance and related services

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

COMPENSATION AND HUMAN RESOURCES COMMITTEE
Thomas H. Kean
Mary O. Mundinger
William G. Spears

COMPLIANCE AND GOVERNMENT AFFAIRS COMMITTEE
Richard T. Burke
Walter F. Mondale
Gail R. Wilensky

EXECUTIVE COMMITTEE
William C. Ballard, Jr.
Douglas W. Leatherdale
William W. McGuire, M.D.
William G. Spears

NOMINATING COMMITTEE
William C. Ballard, Jr.
Thomas H. Kean
Douglas W. Leatherdale
William W. McGuire, M.D.
William G. Spears

FINANCIAL PERFORMANCE AT A GLANCE  United Health Group

Growth & Profits - Consolidated(1)
(in millions, except per share data)                                1998              1999            2000
-------------------------------------------------------------------------------------------------------------

Revenues                                                        $17,355              $19,562          $21,122
Continuing Markets Revenue Growth Rate                               12%                  13%              12%

Earnings from Operation                                         $   858              $   943           $1,200
Operationg Margin                                                   4.9%                 4.8%             5.7%
Return of Net Assets                                               17.7%                19.8%            25.5%

Net Earnings                                                    $   509              $   563           $  705
Net Margin                                                          2.9%                 2.9%             3.3%

Diluted Net Earnings Per Share                                  $  1.31              $  1.59           $ 2.10
--------------------------------------------------------------------------------------------------------------
GROWTH & PROFITS - BY SEGMENT' (IN MILLIONS)                        1998              1999            2000
--------------------------------------------------------------------------------------------------------------
HEALTH CARE SERVICES
   Revenues                                                     $15,612              $17,581          $18,696
   Earnings from Operations                                     $   503              $   578          $   739
   Operating margin                                                 3.2%                 3.3%             4.0%
   Return on Net Assets                                            20.0%                20.6%            24.6%
UNIPRISE
   Revenues                                                     $ 1,624              $ 1,865          $ 2,140
   Earnings from Operations                                     $   161              $   222          $   269
   Operating Margin                                                 9.9%                11.9%            13.5%
   Return on Net Assets                                            16.7%                22.6%            30.6%
SPECALIZED CARE SERVICES
   Revenues                                                     $   618               $  726           $  974
   Earnings from Operations                                     $   109               $  128           $  174
   Operating Margin                                                17.6%                17.6%            17.9%
   Return on Net Assets                                           105.8%                80.0%            68.6%
INGENIX
   Revenues                                                     $   184               $  258           $  376
   Earnings from Operations                                     $    20               $   25           $   32
   Operating Margin                                                10.9%                 9.7%             6.5%
   Return on Net Assets                                             7.3%                 5.4%             5.2%
--------------------------------------------------------------------------------------------------------------


CAPITAL ITEMS(1)
(IN MILLIONS, EXCEPT PER SHARE DATA)                               1998                 1999             2000
--------------------------------------------------------------------------------------------------------------

Cash Flows from Operations                                      $ 1,071              $ 1,189           $ 1,521

Captial Expenditures                                            $   210              $   196           $   245

Cash Paid for Acquistions                                       $   464              $   334           $    76

Debt to Total Capital                                                nm                 20.4%             24.7%

Return on Shareholders' Equity                                     11.9%                14.1%             19.0%

Year-End Market Capitalization                                  $ 7,920              $ 8,896           $19,470

Year-End Common Share Price                                     $ 21.53              $ 26.56           $ 61.38


(1)Excludes nonrecurring items and special operating charges.
nm - not meaningful

INVESTOR INFORMATION United Health Group

MARKET PRICE OF COMMON STOCK
The following table shows the range of high and low sales prices for the company's stock as reported on the New York Stock Exchange Composite Tape for the calendar periods shown through February 26, 2001. These prices do not include commissions or fees associated with purchasing or selling this security.

                               High           Low
-----------------------------------------------------------
2001
First Quarter 2001
 Through February 26, 2001   $62.41        $51.56
-----------------------------------------------------------

2000
First Quarter 2000           $32.33        $23.18
Second Quarter 2000          $44.50        $28.88
Third Quarter 2000           $50.56        $39.06
Fourth Quarter 2000          $63.44        $48.63
-----------------------------------------------------------

1999
First Quarter 1999           $27.34        $19.72
Second Quarter 1999          $35.00        $22.35
Third Quarter 1999           $33.35        $24.03
Fourth Quarter 1999          $29.25        $19.69
-----------------------------------------------------------

Account Questions

Our transfer agent, Wells Fargo, National Association, can help you with a variety of shareholder-related services, including:

    Change of address
    Lost stock certificates
    Transfer of stock to another person
    Additional administrative services

You can call our transfer agent at (800) 468-9716 or locally at (651) 450-4064.

You can write them at:
    Wells Fargo Shareowner Services
    P.O. Box 64854
    Saint Paul, Minnesota 55164-0854

Or you can e-mail our transfer agent at:
    stocktransfer@wellsfargo.com

INVESTOR RELATIONS
You can contact UnitedHealth Group's Investor Relations group any time to order, without charge, financial documents, such as the annual report and Form 10-K. You can write to us at:

    Investor Relations, MN008-T930
    UnitedHealth Group
    P.O. Box 1459
    Minneapolis, Minnesota 55440-1459

ANNUAL MEETING
We invite UnitedHealth Group shareholders to attend our annual meeting, which will be held on Wednesday, May 9, 2001, at 10 a.m., at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota.

DIVIDEND POLICY
UnitedHealth Group's dividend policy was established by the board of directors in August 1990. The policy requires the board to review the company's audited financial statements following the end of each fiscal year and decide whether it is advisable to declare a dividend on the outstanding shares of common stock.

    Shareholders of record on April 1, 2000, received an annual dividend for 2000 of $0.015 per share. On October 24, 2000, UnitedHealth Group's board of directors declared a two-for-one stock split. On February 13, 2001, the company's board of directors approved an annual dividend for 2001 of $0.03 per share. The dividend will be paid on April 18, 2001, to shareholders of record at the close of business on April 2, 2001.

STOCK LISTING
The company's common stock is traded on the New York Stock Exchange under the symbol UNH.

INFORMATION ONLINE
You can view our annual report and obtain more information about UnitedHealth Group and its businesses via the Internet at:

    www.unitedhealthgroup.com