Form 10-K/A, Exhibit 13
period 2000-12-31
UNITEDHEALTH GROUP INC
filed 2001-04-02
CIK 731766

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

(1)Where applicable, 2000 and 1999 results exclude the effects of separate dispositions of UnitedHealth Capital investments.

Following is a five-year summary of selected financial data:

                                                            For the Year Ended December 31,
(in millions, except per share data)       2000         1999          1998         1997          1996
- ---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS

Revenues                                $21,122       $19,562       $17,355      $11,794      $ 10,074
Earnings (Loss) From Operations         $ 1,200       $   943       $ (42)(3)    $   742      $   581(4)
- ---------------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                     $   736(1)    $   568(2)    $  (166)     $   460      $   356(4)
Net Earnings (Loss) Applicable
    to Common Shareholders              $   736       $   568       $  (214)(3)  $   431      $   327
- ---------------------------------------------------------------------------------------------------------------------------
Basic Net Earnings (Loss)
    per Common Share                    $   2.27      $  1.63       $ (0.56)     $  1.15      $  0.90
Diluted Net Earnings (Loss)
    per Common Share                    $   2.19(1)   $  1.60(2)    $ (0.56)(3)  $  1.13      $  0.88(4)
- ---------------------------------------------------------------------------------------------------------------------------
Common Stock Dividends per Share        $   0.02      $  0.02  $       0.02      $  0.02      $  0.02
- ---------------------------------------------------------------------------------------------------------------------------
Consolidated Cash Flows
    From Operating Activities           $  1,521      $ 1,189       $ 1,071      $   683      $  562
- ---------------------------------------------------------------------------------------------------------------------------


Consolidated Financial Condition
(As of December 31)
- ---------------------------------------------------------------------------------------------------------------------------
Cash and Investments                    $  5,053      $ 4,719       $ 4,424      $ 4,041      $3,453
Total Assets                            $ 11,053      $10,273       $ 9,675      $ 7,623      $6,997
Debt                                    $  1,209      $   991       $   708(5)   $     -      $    -
Convertible Preferred Stock             $      -      $     -       $     -(5)   $   500      $  500
Shareholders' Equity                    $  3,688      $ 3,863       $ 4,038      $ 4,534      $3,823
Return on Shareholders' Equity              19.0      %  14.1%           na(3)      10.4%        9.2%(4)
- ---------------------------------------------------------------------------------------------------------------------------

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

na -- not applicable

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

BUSINESS SEGMENTS

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES

                                                                                               Percent
                                                               2000              1999           Change
- ---------------------------------------------------------------------------------------------------------------------------

Health Care Services                                       $ 18,696          $ 17,581                6%
Uniprise                                                      2,140             1,865               15%
Specialized Care Services                                       974               726               34%
Ingenix                                                         375               258               45%
Corporate and Eliminations                                   (1,063)             (868)              nm
- ---------------------------------------------------------------------------------------------------------------------------
  Consolidated Revenues                                    $ 21,122          $ 19,562                8%
- ---------------------------------------------------------------------------------------------------------------------------


EARNINGS FROM OPERATIONS
                                                                                               Percent
                                                               2000              1999           Change
- ---------------------------------------------------------------------------------------------------------------------------
Health Care Services                                       $    739          $    578               28%
Uniprise                                                        289               222               30%
Specialized Care Services                                       174               128               36%
Ingenix                                                          32                25               28%
- ---------------------------------------------------------------------------------------------------------------------------
  Total Operating Segments                                    1,234               953               29%
Corporate                                                       (34)              (10)              nm
- ---------------------------------------------------------------------------------------------------------------------------
  Consolidated Earnings from Operations                    $  1,200          $    943               27%
- ---------------------------------------------------------------------------------------------------------------------------

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

                                                                                 2000             1999
- ---------------------------------------------------------------------------------------------------------------------------
Commercial
  Insured                                                                       5,495            5,150
  Fee-based                                                                     1,927            1,745
- ---------------------------------------------------------------------------------------------------------------------------
    Total Commercial                                                            7,422            6,895(1)
Medicare                                                                          406              437
Medicaid                                                                          549              479
- ---------------------------------------------------------------------------------------------------------------------------
    Total UnitedHealthcare                                                      8,377            7,811
- ---------------------------------------------------------------------------------------------------------------------------

(1) Excludes individuals served through UnitedHealthcare platforms located in Puerto Rico and Pacific Coast regions. As of December 31, 2000, UnitedHealthcare had substantially transitioned from these markets. Including these markets, individuals served at December 31, 1999 were:

- --------------------------------------------------------------------------------
Commercial
   Insured                                  5,650
   Fee-based                                1,887
- --------------------------------------------------------------------------------
      Total Commercial                      7,537

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

BUSINESS SEGMENTS

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES                                                                                     PERCENT
                                                              1999              1998          CHANGE
- ---------------------------------------------------------------------------------------------------------------------------
Health Care Services                                       $17,581           $15,612              13%
Uniprise                                                     1,865             1,624              15%
Specialized Care Services                                      726               618              17%
Ingenix                                                        258               184              40%
Corporate and Eliminations                                    (868)             (683)             nm
- ---------------------------------------------------------------------------------------------------------------------------
  Consolidated Revenues                                    $19,562           $17,355              13%
- ---------------------------------------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                                                                     PERCENT
                                                              1999              1998(1)       CHANGE
- ---------------------------------------------------------------------------------------------------------------------------
Health Care Services                                       $  578             $  503              15%
Uniprise                                                      222                161              38%
Specialized Care Services                                     128                109              17%
Ingenix                                                        25                 20              25%
- ---------------------------------------------------------------------------------------------------------------------------
  Total Operating Segments                                    953                793              20%
Corporate                                                     (10)                65              nm
- ---------------------------------------------------------------------------------------------------------------------------
  Consolidated Earnings from Operations                    $  943             $  858              10%
- ---------------------------------------------------------------------------------------------------------------------------

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

     The following table summarizes individuals served by UnitedHealthcare, by major market segment and funding arrangement, as of December 31 (in thousands)(1):

                                                                                1999            1998
- ---------------------------------------------------------------------------------------------------------------------------
Commercial
  Insured                                                                      5,150           5,141
  Fee-based                                                                    1,745           1,616
- ---------------------------------------------------------------------------------------------------------------------------
    Total Commercial                                                           6,895           6,757
  Medicare                                                                       437             482
  Medicaid                                                                       479             430
- ---------------------------------------------------------------------------------------------------------------------------
    Total UnitedHealthcare                                                     7,811           7,669
- ---------------------------------------------------------------------------------------------------------------------------


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

                                                               2000              1999             1998
- ---------------------------------------------------------------------------------------------------------------------------
Revenues                                                     $  312            $  689           $  964
Earnings (Loss) From Operations                              $    9            $  (41)          $  (52)
- ---------------------------------------------------------------------------------------------------------------------------

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

CONSOLIDATED STATEMENTS OF OPERATIONS  United Health Group

                                                                 For the Year Ended December 31,
(in millions, except per share data)                         2000              1999             1998
- ------------------------------------------------------------------------------------------------------
REVENUES
  Premiums                                                 $ 18,926          $ 17,550         $ 15,516
  Management Services Fees                                    1,964             1,793            1,590
  Investment and Other Income                                   232               219              249
- ---------------------------------------------------------------------------------------------------------------------------
  Total Revenues                                             21,122            19,562           17,355
- ---------------------------------------------------------------------------------------------------------------------------

MEDICAL AND OPERATING COSTS

  Medical Costs                                              16,155            15,043           13,523
  Operating Costs                                             3,520             3,343            2,964
  Depreciation and Amortization                                 247               233              185
  Operational Realignment and Other Charges                       -                 -              725
- ---------------------------------------------------------------------------------------------------------------------------
  Total Medical and Operating Costs                          19,922            18,619           17,397
- ---------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                               1,200               943              (42)
  Gain on Disposition of UnitedHealth Capital Investments        27                 -                -
  Interest Expense                                              (72)              (49)              (4)
- ---------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE TAXES                                  1,155               894              (46)
  Provision for Income Taxes                                   (419)             (326)            (120)
- ---------------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                                             736               568             (166)

Convertible Preferred Stock Dividends
  and Redemption Premium                                          -                 -              (48)
- ---------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) APPLICABLE TO COMMON SHAREHOLDERS      $    736          $    568         $   (214)
- ---------------------------------------------------------------------------------------------------------------------------

BASIC NET EARNINGS (LOSS) PER COMMON SHARE                 $   2.27          $   1.63         $  (0.56)
- ---------------------------------------------------------------------------------------------------------------------------
DILUTED NET EARNINGS (LOSS) PER COMMON SHARE               $   2.19          $   1.60         $  (0.56)
- ---------------------------------------------------------------------------------------------------------------------------
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING                                                 324.2             348.2            381.2
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS                   12.3               6.8                -
- ---------------------------------------------------------------------------------------------------------------------------

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  ASSUMING DILUTION                                           336.5             355.0            381.2

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS  United Health Group



                                                                                As of December 31,
(in millions, except share and per share data)                                2000              1999
- ---------------------------------------------------------------------------------------------------------------------
ASSETS
  Current Assets
    Cash and Cash Equivalents                                                $  1,419         $  1,605
    Short-Term Investments                                                        200              546
    Accounts Receivable, net of allowances of $118 and $117                       867              912
    Assets Under Management                                                     1,646            1,328
    Other Current Assets                                                          273              177
- ---------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                                      4,405            4,568
Long-Term Investments                                                           3,434            2,568
Property and Equipment, net of accumulated
    depreciation of $513 and $482                                                 303              278
Goodwill and Other Intangible Assets, net of accumulated
    amortization of $501 and $376                                               2,911            2,859
- ---------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                           $ 11,053         $ 10,273
- ---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities
    Medical Costs Payable                                                    $  3,266         $  2,915
    Accounts Payable and Accrued Liabilities                                    1,050            1,003
    Other Policy Liabilities                                                    1,216              910
    Commercial Paper and Current Maturities of Long-Term Debt                     559              591
    Unearned Premiums                                                             479              473
- ---------------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                 6,570            5,892
Long-Term Debt                                                                    650              400
Deferred Income Taxes and Other Liabilities                                       145              118
Commitments and Contingencies (Note 11)
- ---------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
    Common Stock, $0.01 par value - 500,000,000 shares authorized;
317,235,000 and 334,941,000 shares outstanding                                      3                3
    Additional Paid-In Capital                                                      -              250
    Retained Earnings                                                           3,595            3,445
    Accumulated Other Comprehensive Income:
      Net Unrealized Holding Gains on Investments Available for Sale,
        net of income tax effects                                                  90              165
- ---------------------------------------------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                                3,688            3,863
- ---------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $ 11,053         $ 10,273
- ---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY  United Health Group


                                                                                       Net Unrealized
                                                 Common Stock    Additional            Holding Gains      Total
                                                ---------------   Paid-in    Retained  on Investments  Shareholders'  Comprehensive
(in millions)                                   Shares  Amount    Capital    Earnings  Available for   Sale Equity     Income (Loss)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                      382     $ 4     $ 1,398    $ 3,103     $    29      $ 4,534
   Issuances of Common Stock                        8      --         145         --          --          145
   Common Stock Repurchases                       (22)     --        (436)        --          --         (436)
   Comprehensive Income (Loss)
    Net Loss                                       --      --          --       (166)         --         (166)         $ (166)
     Other Comprehensive Income Adjustments
      Change in Net Unrealized Holding Gains
       on Investments Availablefor Sale,
       net of income tax effects                   --      --          --         --          15           15              15
                                                                                                                       -------
               Comprehensive Loss                  --      --          --         --          --           --          $ (151)
                                                                                                                       -------

   Cash Dividends
     Common Stock                                  --      --          --         (6)         --            (6)
      Convertible Preferred Stock                  --      --          --        (28)         --           (28)
   Convertible Preferred Stock
      Redemption Premium                           --      --          --        (20)         --           (20)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                      368       4       1,107      2,883          44         4,038
   Issuances of Common Stock                        6      --         125         --          --           125
   Common Stock Repurchases                       (39)     (1)       (982)        --          --          (983)
   Comprehensive Income
    Net Earnings                                   --      --          --        568          --           568         $  568
      Other Comprehensive Income Adjustments
       Change in Net Unrealized Holding Gains
        on Investments Available for Sale,
        net of income tax effects                  --      --          --        --          121           121            121
                                                                                                                       -------
               Comprehensive Income                --      --          --        --           --            --         $  689
                                                                                                                       -------
   Common Stock Dividend                           --      --          --        (6)          --            (6)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                      335       3         250      3,445         165         3,863
   Issuances of Common Stock                       13      --         349         --          --           349
   Common Stock Repurchases                       (31)     --        (599)      (581)         --        (1,180)
   Comprehensive Income
    Net Earnings                                   --      --          --        736          --           736         $  736
    Other Comprehensive Income Adjustments
     Change in Net Unrealized Holding Gains
        on Investments Available for Sale,
        net of income tax effects                  --      --          --         --         (75)         (75)            (75)
                                                                                                                       -------
               Comprehensive Income                --      --          --         --          --           --          $  661
                                                                                                                       -------
   Common Stock Dividend                           --      --          --         (5)         --           (5)

- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                      317     $ 3       $  --     $ 3,595    $    90       $3,688
- ------------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS  United Health Group

                                                                               For the Year Ended December 31,
(in millions)                                                                    2000        1999        1998
- ----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net Earnings (Loss)                                                         $   736     $   568     $  (166)
   Noncash Items
     Depreciation and Amortization                                                 247         233         185
     Deferred Income Taxes and Other                                                73          35        (184)
     Asset Impairments                                                              --          --         451
   Net Change in Other Operating Items, net of effects
   from acquisitions, sales of subsidiaries and changes
         in AARP balances
     Accounts Receivable and Other Current Assets                                   26          84          67
     Medical Costs Payable                                                         288         165         269
     Accounts Payable and Other Current Liabilities                                162          60         347
     Unearned Premiums                                                             (11)         44         102
- ------------------------------------------------------------------------------------------------------------------------------------
     CASH FLOWS FROM OPERATING ACTIVITIES                                        1,521       1,189       1,071
- ------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Cash Paid for Acquisitions, net of cash assumed
 and other effects                                                                 (76)       (334)       (464)
   Purchases of Property and Equipment and Capitalized Software                   (245)       (196)       (210)
   Proceeds from Sales of Property and Equipment and
   Disposition of Businesses                                                        12          51          59
   Purchases of Investments                                                     (3,022)     (2,208)     (2,799)
   Maturities and Sales of Investments                                           2,363       2,064       3,435
- ------------------------------------------------------------------------------------------------------------------------------------
      CASH FLOWS (USED FOR) FROM INVESTING ACTIVITIES                             (968)       (623)         21
- ------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Proceeds from Common Stock Issuances                                            228         102          84
   (Payments of) Proceeds from Commercial Paper, net                              (182)        132         459
   Proceeds from Issuance of Long-Term Debt                                        400         150         249
   Common Stock Repurchases                                                     (1,180)       (983)       (436)
   Redemption of Convertible Preferred Stock                                        --          --        (520)
   Dividends Paid                                                                   (5)         (6)        (34)
- ------------------------------------------------------------------------------------------------------------------------------------
   CASH FLOWS USED FOR FINANCING ACTIVITIES                                       (739)       (605)       (198)
- ------------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  (186)        (39)        894
- ------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                   1,605       1,644         750
- ------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                       $ 1,419     $ 1,605     $ 1,644
- ------------------------------------------------------------------------------------------------------------------------------------

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

                                                               2000              1999             1998
- ---------------------------------------------------------------------------------------------------------------------------
Revenues                                                      $ 312            $  689            $ 964
Earnings (Loss) From Operations                               $   9            $  (41)           $ (52)
- ---------------------------------------------------------------------------------------------------------------------------

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

                                                           Severance and     Noncancelable     Disposition of
                                            Asset          Outplacement        Lease          Businesses and
                                         Impairments         Costs           Obligations       Other Costs        Total
- ---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997              $   -             $   -            $  -             $  -              $   -
  Provision for Operational Realignment
    and Other Charges                       430               142              82               71                725
  Additional Charges (Credits)               21               (20)             (9)               8                  -
  Cash Payments                               -               (19)             (6)             (13)               (38)
  Noncash Charges                          (451)                -               -                -               (451)
- ---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                  -               103              67               66                236
  Additional Charges (Credits)                -               (22)             13                9                  -
  Cash Payments                               -               (46)            (18)             (45)              (109)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                  -                35              62               30                127
  Cash Payments                               -               (24)            (20)             (18)               (62)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000               $  -             $  11            $ 42             $ 12              $  65
- ------------------------------------------------------------------------------------------------------------------------------------



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

                                                                               Balance as of December 31,
                                                                                2000             1999
- ---------------------------------------------------------------------------------------------------------------------------
Assets Under Management                                                        $1,625           $1,307
Accounts Receivable                                                            $  277           $  276
Medical Costs Payable                                                          $  855           $  791
Other Policy Liabilities                                                       $  932           $  713
Accounts Payable and Accrued Liabilities                                       $  115           $   79
- ---------------------------------------------------------------------------------------------------------------------------

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

(6) CASH, CASH EQUIVALENTS AND INVESTMENTS

As of December 31, the amortized cost, gross unrealized holding gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

                                        Amortized         Gross Unrealized Gross Unrealized     Fair
2000                                       Cost             Holding Gains   Holding Losses      Value
- ---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                 $1,419            $     -            $    -          $1,419
Debt Securities--Available for Sale        3,198                 89                (6)          3,281
Equity Securities--Available for Sale        201                 61                 -             262
Debt Securities--Held to Maturity             91                  -                 -              91
- ---------------------------------------------------------------------------------------------------------------------------
      Total Cash and Investments          $4,909            $   150            $   (6)         $5,053
- ---------------------------------------------------------------------------------------------------------------------------

1999
- ---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                 $1,605            $     -            $    -          $1,605
Debt Securities--Available for Sale        2,605                  4               (58)          2,551
Equity Securities--Available for Sale        166                318                 -             484
Debt Securities--Held to Maturity             79                  -                 -              79
- ---------------------------------------------------------------------------------------------------------------------------
      Total Cash and Investments          $4,455            $   322            $  (58)         $4,719
- ---------------------------------------------------------------------------------------------------------------------------


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

    We recorded realized gains and losses on the sale of investments, excluding UnitedHealth Capital investments, as follows (in millions):

                                                                    For the Year Ended December 31,
                                                               2000              1999             1998
- ---------------------------------------------------------------------------------------------------------------------------
Gross Realized Gains                                          $  12             $   9            $  31
Gross Realized Losses                                           (46)              (15)              (5)
- ---------------------------------------------------------------------------------------------------------------------------
  Net Realized Gains (Losses)                                 $ (34)            $  (6)           $  26
- ---------------------------------------------------------------------------------------------------------------------------

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

(7) COMMERCIAL PAPER AND DEBT

Commercial paper and debt consisted of the following as of December 31 (in millions):

                                                    2000                  1999
                                           ------------------     --------------------
                                           Carrying      Fair      Carrying     Fair
                                             Value      Value       Value      Value
- --------------------------------------------------------------------------------------
Commercial Paper                           $  409       $ 409      $  591     $ 591
Floating Rate Notes
  due November 2001                           150         150         150       150
6.6% Senior Unsecured Notes
  due December 2003                           250         250         250       238
7.5% Senior Unsecured Notes
  due November 2005                           400         413           -         -
- -------------------------------------------------------------------------------------
Total Commercial Paper and Debt             1,209       1,222         991       979
Less Current Maturities                      (559)       (559)       (591)     (591)
- -------------------------------------------------------------------------------------
Total Long-Term Debt                       $  650      $  663      $  400     $ 388
- -------------------------------------------------------------------------------------

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

        2001                 2002                     2003                 2004                    2005
- ---------------------------------------------------------------------------------------------------------------------------
      $  559                    -                   $  250                    -                  $  400
- ---------------------------------------------------------------------------------------------------------------------------

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

                                                  2000                       1999                        1998
                                        ------------------------   ------------------------     ---------------------------
                                            Weighted-Average          Weighted-Average             Weighted-Average
                                         Shares   Exercise Price   Shares    Exercise Price     Shares     Exercise Price

- ---------------------------------------------------------------------------------------------------------------------------
Outstanding at Beginning of Year         44,080      $  19          36,748       $  19           34,226       $  17
Granted                                   8,516      $  30          14,406       $  20           11,694       $  20
Exercised                               (12,331)     $  17          (4,666)      $  17           (6,758)      $  12
Forfeited                                (1,455)     $  20          (2,408)      $  20           (2,414)      $  20
- ---------------------------------------------------------------------------------------------------------------------------
Outstanding at End of Year               38,810      $  22          44,080       $  19           36,748       $  19
- ---------------------------------------------------------------------------------------------------------------------------
Exercisable at End of Year               17,367      $  20          15,558       $  17           13,450       $  17
- ---------------------------------------------------------------------------------------------------------------------------

                                                Options Outstanding                       Options Exercisable
                                     -----------------------------------------------------------------------------------------------
                                                     Weighted-Average
                                      Number           Remaining             Weighted-Average        Number        Weighted-Average
Range of Exercise Prices             Outstanding     Option Term (years)      Exercise Price       Exercisable       Exercise Price
- ------------------------------------------------------------------------------------------------------------------------------------
$ 0-$20                                9,723               6.0                    $  17                 6,755          $  16
$21-$30                               25,611               8.1                    $  22                10,482          $  22
$31-$40                                3,269               9.5                    $  39                   130          $  34
$41-$50                                  207               9.6                    $  44                     -          $   -
- ------------------------------------------------------------------------------------------------------------------------------------
$ 0-$50                             38,810               7.7                      $  22                17,367          $  20
- ------------------------------------------------------------------------------------------------------------------------------------


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

                                                               2000              1999             1998
- ---------------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) (in millions)
  As Reported                                                $  736            $  568           $ (166)
  Pro Forma                                                  $  660            $  531           $ (206)
- ---------------------------------------------------------------------------------------------------------------------------
Diluted Net Earnings (Loss) Per
Common Share
  As Reported                                                $ 2.19            $ 1.60           $(0.56)
  Pro Forma                                                  $ 2.04            $ 1.50           $(0.67)
- ---------------------------------------------------------------------------------------------------------------------------
Weighted-Average Fair Value Per Share of
  Options Granted                                            $   14            $   12           $    8
- ---------------------------------------------------------------------------------------------------------------------------


To determine compensation cost under the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Principal assumptions used in applying the Black-Scholes model were as follows:

                                                               2000              1999             1998
- ---------------------------------------------------------------------------------------------------------------------------
Risk-Free Interest Rate                                          5.0%             6.7%             5.2%
Expected Volatility                                             49.0%            50.0%            46.0%
Expected Dividend Yield                                          0.1%             0.1%             0.1%
Expected Life in Years                                           4.5              5.0              5.8
- ---------------------------------------------------------------------------------------------------------------------------

We also maintain a non-leveraged employee stock ownership plan and an employee stock purchase plan. Activity related to these plans was not material in relation to our consolidated financial results in 2000, 1999 and 1998.

(10) INCOME TAXES

Components of the Provision (Benefit) for Income Taxes

Year Ended December 31, (in millions)                          2000              1999             1998
- ---------------------------------------------------------------------------------------------------------------------------
Current
  Federal                                                    $  330            $  264           $  273
  State                                                          38                36               31
- ---------------------------------------------------------------------------------------------------------------------------
    Total Current                                               368               300              304
Deferred                                                         51                26             (184)
- ---------------------------------------------------------------------------------------------------------------------------
    Total Provision                                          $  419            $  326           $  120
- ---------------------------------------------------------------------------------------------------------------------------

Reconciliation of the Tax Provision at the U.S. Federal Statutory Rate to the Provision for Income Taxes

Year Ended December 31, (in millions)                          2000              1999             1998
- ---------------------------------------------------------------------------------------------------------------------------
Tax Provision (Benefit) at the
  U.S. Federal Statutory Rate                                $  404            $  313           $  (16)
State Income Taxes, net of federal benefit                       29                24               19
Tax-Exempt Investment Income                                    (17)              (16)             (25)
Non-Deductible Amortization                                      27                25               24
Non-Deductible Asset Impairments                                  -                 -              100
Charitable Contributions                                        (18)              (16)               -
Other, net                                                       (6)               (4)              18
- ---------------------------------------------------------------------------------------------------------------------------
  Provision for Income Taxes                                 $  419            $  326           $  120
- ---------------------------------------------------------------------------------------------------------------------------

Components of Deferred Income Tax Assets and Liabilities

December 31, (in millions)                                                       2000             1999
- ---------------------------------------------------------------------------------------------------------------------------
Deferred Income Tax Assets
  Accrued Expenses and Allowances                                              $  126           $  101
  Unearned Premiums                                                                74               87
  Medical Costs Payable and
    Other Policy Liabilities                                                       84               62
  Net Operating Loss Carryforwards                                                 42               43
  Other                                                                            10               10
- ---------------------------------------------------------------------------------------------------------------------------
Subtotal                                                                          336              303
  Less: Valuation Allowances                                                      (56)             (52)
- ---------------------------------------------------------------------------------------------------------------------------
Total Deferred Income Tax Assets                                                  280              251
- ---------------------------------------------------------------------------------------------------------------------------

Deferred Income Tax Liabilities
  Capitalized Software Development                                                (80)             (54)
  Net Unrealized Gains on Investments
    Available for Sale                                                            (59)             (97)
  Depreciation & Amortization                                                     (12)              (4)
- ---------------------------------------------------------------------------------------------------------------------------
Total Deferred Income Tax Liabilities                                            (151)            (155)
- ---------------------------------------------------------------------------------------------------------------------------
      Net Deferred Income Tax Assets                                           $  129           $   96
- ---------------------------------------------------------------------------------------------------------------------------

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

         2001              2002             2003              2004             2005          Thereafter
- ---------------------------------------------------------------------------------------------------------------------------
      $  121            $  108            $   95            $   84           $   74            $  340
- ---------------------------------------------------------------------------------------------------------------------------


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


                                    Health Care                 Specialized                   Corporate
2000                                 Services       Uniprise   Care Services   Ingenix      and Eliminations    Consolidated
- ------------------------------------------------------------------------------------------------------------------------------
Revenues-- External Customers         $ 18,502        $ 1,595     $   503      $   290         $     -            $ 20,890
Revenues-- Intersegment                      -            520         461           85          (1,066)                  -
Investment and Other Income                194             25          10            -               3                 232
- ------------------------------------------------------------------------------------------------------------------------------------
Total Revenues                        $ 18,696        $ 2,140     $   974      $   375          $(1,063)          $ 21,122
- ------------------------------------------------------------------------------------------------------------------------------------

Earnings (Loss) From Operations       $   739         $   289     $   174      $    32          $   (34)          $  1,200
Total Assets(1)                       $ 8,118         $ 1,578     $   525      $   730          $  (133)          $ 10,818
Net Assets(1)                         $ 3,085         $   978     $   276      $   617          $  (113)          $  4,843

Purchases of Property and Equipment
   and Capitalized Software           $    88         $    94     $    28      $    35          $     -           $    245
Depreciation and Amortization         $   100         $    75     $    25      $    47          $     -           $    247
- ------------------------------------------------------------------------------------------------------------------------------------

1999
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues-- External Customers         $ 17,419        $ 1,398     $   328      $   198          $     -           $ 19,343
Revenues-- Intersegment                      -            445         393           59             (897)                 -
Investment and Other Income                162             22           5            1               29                219
- ------------------------------------------------------------------------------------------------------------------------------------
Total Revenues                         $ 17,581        $ 1,865     $   726      $   258         $  (868)          $ 19,562
- ------------------------------------------------------------------------------------------------------------------------------------

Earnings (Loss) From Operations        $   578        $   222     $   128      $    25          $   (10)          $    943
Total Assets(1)                        $ 7,364        $ 1,411     $   446      $   683          $   206           $ 10,110
Net Assets(1)                          $ 2,892        $   953     $   230      $   573          $   221           $  4,869
- ------------------------------------------------------------------------------------------------------------------------------------

Purchases of Property and Equipment
   and Capitalized Software            $    69        $    71     $    28      $    28          $     -           $    196
Depreciation and Amortization          $    97        $    76     $    23      $    37          $     -           $    233
- ------------------------------------------------------------------------------------------------------------------------------------

1998
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues-- External Customers          $15,463        $ 1,238     $   274      $   131          $     -           $ 17,106
Revenues-- Intersegment                      -            357         339           52             (748)                 -
Investment and Other Income                149             29           5            1               65                249
- ------------------------------------------------------------------------------------------------------------------------------------
Total Revenues                         $15,612        $ 1,624     $   618      $   184          $  (683)          $ 17,355
- ------------------------------------------------------------------------------------------------------------------------------------

Earnings (Loss) From Operations(2)     $   503        $   161     $   109      $    20          $    65           $    858
Total Assets(1)                        $ 6,652        $ 1,499     $   231      $   472          $   555           $  9,409
Net Assets(1)                          $ 2,512        $   940     $    89      $   388          $   555           $  4,484
- ------------------------------------------------------------------------------------------------------------------------------------
Purchases of Property and Equipment
   and Capitalized Software            $    80        $    93     $    27      $    10          $     -           $    210
Depreciation and Amortization          $    90        $    59     $    14      $    22          $     -           $    185
- ------------------------------------------------------------------------------------------------------------------------------------


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

(2) For comparability purposes, 1998 results are adjusted to exclude $725 million of operational realignment and other charges and $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates. Including these charges, 1998 segment operating earnings (loss) from operations were as follows:

                          Year Ended December 31, 1998
- ---------------------------------------------------------------
Health Care Services                $   (46)
Uniprise                                 10
Specialized Care Services                14
Ingenix                                 (66)
- ---------------------------------------------------------------
   Total Operating Segments             (88)
Corporate                                46
- ---------------------------------------------------------------
   Total Consolidated               $   (42)
- ---------------------------------------------------------------

(13) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                               Quarter Ended
                                                     -------------------------------------------------------------
(in millions, except per share data)                 March 31      June 30      September 30 December 31
- -------------------------------------------------------------------------------------------------------------------
2000
REVENUES                                             $ 5,099       $ 5,220      $ 5,369      $  5,434
MEDICAL AND OPERATING COSTS                          $ 4,826       $ 4,932      $ 5,060      $  5,104
NET EARNINGS APPLICABLE TO
  COMMON SHAREHOLDERS                                $   174(1)    $   170      $   182      $    210(2)
BASIC NET EARNINGS PER COMMON SHARE                  $  0.53       $  0.52      $  0.56      $   0.66
DILUTED NET EARNINGS PER COMMON SHARE                $  0.52(1)    $  0.50      $  0.54      $   0.63(2)
- ---------------------------------------------------------------------------------------------------------------------------

1999
Revenues                                             $ 4,809       $ 4,858      $ 4,903      $  4,992
Medical and Operating Costs                          $ 4,588       $ 4,633      $ 4,664      $  4,734
Net Earnings Applicable to
  Common Shareholders                                $   132       $   135      $   144      $    157(3)
Basic Net Earnings per Common Share                  $  0.36       $  0.39      $  0.41      $   0.47
Diluted Net Earnings per Common Share                $  0.36       $  0.38      $  0.40      $   0.46(3)
- ---------------------------------------------------------------------------------------------------------------------------

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

COMPENSATION AND HUMAN RESOURCES COMMITTEE
Thomas H. Kean
Mary O. Mundinger
William G. Spears

COMPLIANCE AND GOVERNMENT AFFAIRS COMMITTEE
Richard T. Burke
Walter F. Mondale
Gail R. Wilensky

EXECUTIVE COMMITTEE
William C. Ballard, Jr.
Douglas W. Leatherdale
William W. McGuire, M.D.
William G. Spears

NOMINATING COMMITTEE
William C. Ballard, Jr.
Thomas H. Kean
Douglas W. Leatherdale
William W. McGuire, M.D.
William G. Spears

FINANCIAL PERFORMANCE AT A GLANCE  United Health Group

Growth & Profits - Consolidated(1)
(in millions, except per share data)                                1998              1999            2000
- -------------------------------------------------------------------------------------------------------------

Revenues                                                        $17,355              $19,562          $21,122
Continuing Markets Revenue Growth Rate                               12%                  13%              12%

Earnings from Operation                                         $   858              $   943           $1,200
Operationg Margin                                                   4.9%                 4.8%             5.7%
Return of Net Assets                                               17.7%                19.8%            25.5%

Net Earnings                                                    $   509              $   563           $  705
Net Margin                                                          2.9%                 2.9%             3.3%

Diluted Net Earnings Per Share                                  $  1.31              $  1.59           $ 2.10
- --------------------------------------------------------------------------------------------------------------
GROWTH & PROFITS - BY SEGMENT' (IN MILLIONS)                        1998              1999            2000
- --------------------------------------------------------------------------------------------------------------
HEALTH CARE SERVICES
   Revenues                                                     $15,612              $17,581          $18,696
   Earnings from Operations                                     $   503              $   578          $   739
   Operating margin                                                 3.2%                 3.3%             4.0%
   Return on Net Assets                                            20.0%                20.6%            24.6%
UNIPRISE
   Revenues                                                     $ 1,624              $ 1,865          $ 2,140
   Earnings from Operations                                     $   161              $   222          $   269
   Operating Margin                                                 9.9%                11.9%            13.5%
   Return on Net Assets                                            16.7%                22.6%            30.6%
SPECALIZED CARE SERVICES
   Revenues                                                     $   618               $  726           $  974
   Earnings from Operations                                     $   109               $  128           $  174
   Operating Margin                                                17.6%                17.6%            17.9%
   Return on Net Assets                                           105.8%                80.0%            68.6%
INGENIX
   Revenues                                                     $   184               $  258           $  376
   Earnings from Operations                                     $    20               $   25           $   32
   Operating Margin                                                10.9%                 9.7%             6.5%
   Return on Net Assets                                             7.3%                 5.4%             5.2%
- --------------------------------------------------------------------------------------------------------------


CAPITAL ITEMS(1)
(IN MILLIONS, EXCEPT PER SHARE DATA)                               1998                 1999             2000
- --------------------------------------------------------------------------------------------------------------

Cash Flows from Operations                                      $ 1,071              $ 1,189           $ 1,521

Captial Expenditures                                            $   210              $   196           $   245

Cash Paid for Acquistions                                       $   464              $   334           $    76

Debt to Total Capital                                                nm                 20.4%             24.7%

Return on Shareholders' Equity                                     11.9%                14.1%             19.0%

Year-End Market Capitalization                                  $ 7,920              $ 8,896           $19,470

Year-End Common Share Price                                     $ 21.53              $ 26.56           $ 61.38


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

                               High           Low
- -----------------------------------------------------------
2001
First Quarter 2001
 Through February 26, 2001   $62.41        $51.56
- -----------------------------------------------------------

2000
First Quarter 2000           $32.33        $23.18
Second Quarter 2000          $44.50        $28.88
Third Quarter 2000           $50.56        $39.06
Fourth Quarter 2000          $63.44        $48.63
- -----------------------------------------------------------

1999
First Quarter 1999           $27.34        $19.72
Second Quarter 1999          $35.00        $22.35
Third Quarter 1999           $33.35        $24.03
Fourth Quarter 1999          $29.25        $19.69
- -----------------------------------------------------------

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