Form 10-K, Exhibit 13
period 2001-12-31
UNITEDHEALTH GROUP INC
filed 2002-04-01
CIK 731766

RESULTS OF OPERATIONS

2001 FINANCIAL PERFORMANCE HIGHLIGHTS

2001 was a very strong year for UnitedHealth Group, as the company continued to advance diversified business growth and productivity improvements. Financial performance highlights include(1):

>     Record revenues of $23.5 billion, an 11% increase over 2000.

> Record operating earnings of $1.6 billion, up 31% over 2000, with each business segment delivering strong advances in year-over-year revenue and operating earnings.

> Record net earnings of $913 million and diluted net earnings per common share of $2.79, representing increases over 2000 of 30% and 33%, respectively.

> Record operating cash flows of more than $1.8 billion, an increase of 21% over 2000.

> Consolidated operating margin of 6.7%, up from 5.7% in 2000, driven by productivity gains, effective care facilitation efforts, and favorable mix shift from risk-based products to higher-margin, fee-based products.

>     Return on shareholders' equity of 24.5%, up from 19.0% in 2000.

(1) Where applicable, 2000 results exclude the effects of separate dispositions of UnitedHealth Capital investments, further described in footnote 1 at the bottom of this page.

Following is a five-year summary of selected financial data:

                                                      For the Year Ended December 31,
(in millions, except per share data)  2001         2000        1999          1998        1997
-----------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS
Revenues                             $23,454      $21,122     $19,562      $17,355      $11,794
Earnings (Loss) From Operations      $ 1,566      $ 1,200     $   943      $   (42)(3)  $   742
-----------------------------------------------------------------------------------------------
Net Earnings (Loss)                  $   913      $   736(1)  $   568(2)   $  (166)     $   460
Net Earnings (Loss) Applicable
    to Common Shareholders           $   913      $   736     $   568      $  (214)(3)  $   431
-----------------------------------------------------------------------------------------------
Basic Net Earnings (Loss)
    per Common Share                 $  2.92      $  2.27     $  1.63      $ (0.56)     $  1.15
Diluted Net Earnings (Loss)
    per Common Share                 $  2.79      $  2.19(1)  $  1.60(2)   $ (0.56)(3)  $  1.13
-----------------------------------------------------------------------------------------------
Common Stock Dividends per Share     $  0.03      $  0.02     $  0.02      $  0.02      $  0.02
-----------------------------------------------------------------------------------------------

CONSOLIDATED CASH FLOWS
    FROM OPERATING ACTIVITIES        $ 1,844      $ 1,521     $ 1,189      $ 1,071      $   683
-----------------------------------------------------------------------------------------------

CONSOLIDATED FINANCIAL CONDITION
(As of December 31)
-----------------------------------------------------------------------------------------------
Cash and Investments                 $ 5,698      $ 5,053     $ 4,719      $ 4,424      $ 4,041
Total Assets                         $12,486      $11,053     $10,273      $ 9,675      $ 7,623
Debt                                 $ 1,584      $ 1,209     $   991      $   708 (4)  $    --
Convertible Preferred Stock          $    --      $    --     $    --      $    -- (4)  $   500
Shareholders' Equity                 $ 3,891      $ 3,688     $ 3,863      $ 4,038      $ 4,534
Return on Shareholders' Equity          24.5%        19.0%       14.1%          na (3)     10.4%
-----------------------------------------------------------------------------------------------

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

(4) During 1998, we issued debt totaling $708 million and redeemed $500 million of convertible preferred stock.

na -- not applicable


PAGE 22   UnitedHealth Group

2001 RESULTS COMPARED TO 2000 RESULTS

CONSOLIDATED FINANCIAL RESULTS

REVENUES

Revenues include premium revenue from risk-based (insured) products, fees from management, administrative and consulting services, and investment and other income.

    Consolidated revenues increased in 2001 to $23.5 billion. Strong and balanced growth across all business segments was partially offset by the impact of planned exits in 2000 from UnitedHealthcare's commercial businesses in the Pacific Coast region, the withdrawal of its Medicare+Choice product offering from targeted counties and the closure of Uniprise's Medicare fiscal intermediary operations. Adjusted for the effects of these business and market exits and excluding revenues from acquired businesses, consolidated revenues increased approximately $3.0 billion, or 15%, over 2000. Following is a discussion of 2001 consolidated revenue trends for each revenue component.

PREMIUM REVENUES Consolidated premium revenues in 2001 totaled $20.7 billion, an increase of $1.8 billion, or 9%, compared with 2000. Adjusted for the effect of business and market exits and excluding revenues from acquired businesses, premium revenues increased 13% over 2000. This increase was primarily driven by average net premium yield increases in excess of 13% on UnitedHealthcare's renewing commercial insured business.

FEE REVENUES Fee revenues in 2001 totaled $2.5 billion, an increase of $526 million, or 27%, over 2000. The overall increase in fee revenues is primarily the result of record growth of 20% in Uniprise's multi-site, large-employer customer base, growth in UnitedHealthcare's fee-based business, and Ovations' Pharmacy Services business that began operations in June 2001.

INVESTMENT AND OTHER INCOME Investment and other income in 2001 totaled $281 million, an increase of $49 million over 2000. Lower interest yields on investments in 2001 compared with 2000 were largely offset by increased levels of cash and fixed-income investments in 2001. Net realized capital gains in 2001 were $11 million, compared to net realized capital losses of $34 million in 2000.

MEDICAL COSTS

The combination of pricing, benefit designs and comprehensive care facilitation efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

    The consolidated medical care ratio decreased from 85.4% in 2000 to 85.3% in 2001. Excluding AARP business, the medical care ratio was 83.9% in both 2000 and 2001, as net premium yield increases were generally well matched with increases in medical benefit costs.

    On an absolute dollar basis, medical costs increased $1.5 billion, or 9%, over 2000. The increase was driven by medical cost inflation, increased consumption patterns, benefit changes and product mix changes.


PAGE 23 UnitedHealth Group

OPERATING COSTS

Operating costs as a percentage of total revenues (the operating cost ratio) was 17.0% in 2001, compared with 16.7% in 2000. Changes in productivity and revenue mix affect the operating cost ratio. For our fastest-growing businesses (Uniprise, Specialized Care Services, Ingenix and Ovations Pharmacy Services), most direct costs of revenue are included in operating costs, not medical costs. Using a revenue mix comparable to 2000, the 2001 operating cost ratio would have decreased 70 basis points to 16.0%. This decrease was principally driven by productivity gains from process improvements, technology deployment and cost management initiatives, primarily in the areas of claim processing and customer billings and enrollment. Additionally, because our infrastructure can be scaled efficiently, we have been able to grow revenues at a proportionately higher rate than associated expenses.

    On an absolute dollar basis, operating costs increased by $459 million, or 13%, over 2000. This increase reflects additional costs to support product and technology development initiatives and the 11% increase in consolidated revenues in 2001, partially offset by productivity and technology improvements discussed above.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization was $265 million in 2001 and $247 million in 2000. This increase resulted primarily from higher levels of capital expenditures to support business growth and technology enhancements, as well as the amortization of goodwill and other intangible assets related to acquisitions.

INCOME TAXES

The 2000 income tax provision includes nonrecurring tax benefits primarily related to the contribution of UnitedHealth Capital investments to the UnitedHealth Foundation. Excluding nonrecurring tax benefits, our effective income tax rate was 38.0% in 2001 and 37.5% in 2000.

BUSINESS SEGMENTS

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES                                                          Percent
                                            2001        2000      Change
-------------------------------------------------------------------------
Health Care Services                      $ 20,494    $ 18,696      10%
Uniprise                                     2,462       2,140      15%
Specialized Care Services                    1,254         974      29%
Ingenix                                        447         375      19%
Corporate and Eliminations                  (1,203)     (1,063)     nm
-------------------------------------------------------------------------
  Consolidated Revenues                   $ 23,454    $ 21,122      11%
-------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                                         Percent
                                            2001        2000      Change
-------------------------------------------------------------------------
Health Care Services                      $    944    $    739      28%
Uniprise                                       374         289      29%
Specialized Care Services                      214         174      23%
Ingenix                                         48          32      50%
-------------------------------------------------------------------------
  Total Operating Segments                   1,580       1,234      28%
Corporate                                      (14)        (34)     nm
-------------------------------------------------------------------------
  Consolidated Earnings from Operations   $  1,566    $  1,200      31%
-------------------------------------------------------------------------

nm -- not meaningful


PAGE 24  UnitedHealth Group

Health Care Services

The Health Care Services segment consists of the UnitedHealthcare and Ovations businesses. UnitedHealthcare provides health and well-being services on behalf of local employers and consumers nationwide. Ovations offers health and well-being services for Americans age 50 and older.

    The Health Care Services segment posted record revenues of $20.5 billion in 2001, an increase of $1.8 billion, or 10%, over 2000. This increase resulted from average net premium yield increases in excess of 13% on UnitedHealthcare's renewing commercial insured business, partially offset by the impact of UnitedHealthcare's targeted exits in 2000 from its commercial businesses in the Pacific Coast region and the withdrawal of its Medicare+Choice product offering from certain counties. Adjusted for the effects of these actions and excluding revenues from acquired businesses, Health Care Services' revenues increased by 13% on a year-over-year basis.

    The Health Care Services segment had earnings from operations of $944 million in 2001, an increase of $205 million, or 28%, over 2000. This increase resulted from revenue growth and stable gross margins on UnitedHealthcare's commercial business and improved operating cost efficiencies from process improvement, technology deployment and cost management initiatives. Health Care Services' operating margin increased to 4.6% in 2001 from 4.0% in 2000, driven by the productivity improvements described above and a positive shift in product mix from risk-based products to higher-margin, fee-based products.

    UnitedHealthcare's commercial medical care ratio remained flat compared with 2000 at 84.1%, as net premium yield increases were generally well matched with increases in overall medical benefit costs. UnitedHealthcare sets commercial health plan premium rates based on anticipated benefit costs, including the effects of medical cost inflation, consumption patterns, benefit changes, product mix and market conditions.

    UnitedHealthcare's commercial individuals served increased by 135,000, or 2%, from December 31, 2000 to December 31, 2001, consisting of an increase of 380,000 in the number of individuals served with fee-based products, partially offset by a 245,000 decrease in individuals served by risk-based products. The decrease in individuals served by risk-based products was driven by a combination of customers converting to self-funded, fee-based arrangements and UnitedHealthcare's targeted withdrawal of its risk-based product offerings from unprofitable arrangements with customers using multiple health benefit carriers. The increase in fee-based customers was driven by customers converting from risk-based products and new customer relationships established in 2001.

    UnitedHealthcare's year-over-year Medicare enrollment decreased 15% because of actions taken to better position this program for long-term success. Effective January 1, 2001, UnitedHealthcare withdrew its Medicare+Choice product from targeted counties affecting 56,000 individuals. Annual revenues in 2000 from the Medicare markets exited as of January 1, 2001, were approximately $320 million.

         Effective January 1, 2002, UnitedHealthcare withdrew its Medicare+Choice product from targeted counties affecting 57,000 individuals. Annual revenues in 2001 from the Medicare markets exited as of January 1, 2002, were approximately $370 million. These withdrawals are primarily in response to insufficient Medicare program reimbursement rates in specific counties. These actions will further reduce Medicare enrollment, but will preserve profit margins in the long term. UnitedHealthcare will continue to evaluate Medicare markets and, where necessary, take actions that may result in further withdrawals of Medicare product offerings or reductions in membership, when and as permitted by its contracts with the Centers for Medicare and Medicaid Services (CMS), formerly known as the Health Care Financing Administration.


PAGE 25 UnitedHealth Group

    The following table summarizes individuals served by UnitedHealthcare, by major market segment and funding arrangement, as of December 31 (in thousands):

                                                             2001    2000
--------------------------------------------------------------------------
Commercial
  Insured (risk-based)                                      5,250   5,495
  Fee-based                                                 2,305   1,925
--------------------------------------------------------------------------
    Total Commercial                                        7,555   7,420
Medicare                                                      345     405
Medicaid                                                      640     550
--------------------------------------------------------------------------
    Total UnitedHealthcare                                  8,540   8,375
--------------------------------------------------------------------------


Uniprise

Uniprise provides health and well-being services, business-to-business transaction processing services, consumer connectivity and technology support for large employers and health plans. Uniprise revenues were $2.5 billion in 2001, up $322 million, or 15%, over 2000. This increase was driven primarily by continued growth in Uniprise's large multi-site customer base, which had a 20% increase in the number of individuals served. Uniprise served 8.0 million individuals as of December 31, 2001, and 6.7 million individuals as of December 31, 2000. Uniprise's earnings from operations grew by $85 million, or 29%, over 2000 as a result of the increased revenues. The operating margin improved to 15.2% in 2001 from 13.5% in 2000. As revenues have increased, Uniprise has expanded its operating margin by improving productivity through process improvement initiatives and deployment of technology. Additionally, Uniprise's infrastructure can be scaled efficiently, allowing their business to grow revenues at a proportionately higher rate than associated expenses.

Specialized Care Services

Specialized Care Services is an expanding portfolio of health and well-being companies, each serving a specialized market need with a unique blend of benefits, networks, services and resources. Specialized Care Services had revenues of $1.3 billion in 2001, an increase of $280 million, or 29%, over 2000. This increase was driven primarily by an increase in the number of individuals served by United Behavioral Health, its mental health benefit business, and an increase in specialized services purchased by customers serviced by Uniprise and UnitedHealthcare. Earnings from operations reached $214 million in 2001, an increase of 23% over 2000. Specialized Care Services' operating margin decreased from 17.9% in 2000 to 17.1% in 2001. The decrease in operating margin is the result of a shifting product mix, with a larger percentage of revenues coming from businesses with higher revenues per individual served and lower percentage operating margins.

Ingenix

Ingenix is a leader in the field of health care data analysis and application, serving pharmaceutical companies, health insurers and payers, health care providers, large employers and governments. Revenues were $447 million in 2001, an increase of $72 million, or 19%, over 2000. This increase reflects growth in both the health information and pharmaceutical services businesses. Earnings from operations were $48 million, up 50% over 2000. Operating margin increased to 10.7% in 2001 from 8.5% in 2000, principally as a result of revenue growth and improved productivity.

Corporate

Corporate includes investment income derived from cash and investments not assigned to operating segments, companywide costs for certain core process improvement initiatives, net expenses from charitable contributions to the UnitedHealth Foundation and eliminations of intersegment transactions. The decrease of $20 million in 2001 corporate expenses reflects lower companywide process improvement expenses in 2001 compared to 2000, as certain process improvement initiatives were completed in 2001.


PAGE 26 UnitedHealth Group

2000 RESULTS COMPARED TO 1999 RESULTS

CONSOLIDATED FINANCIAL RESULTS

Revenues

Consolidated revenues increased in 2000 to $21.1 billion. Balanced growth across all business segments was partially offset by targeted pullbacks and exits from certain geographic and Medicare markets. Adjusted for the effects of these market transitions, consolidated revenues increased approximately $2.2 billion, or 12%, over 1999. Following is a discussion of 2000 consolidated revenue trends for each revenue component.

Premium Revenues Consolidated premium revenues in 2000 totaled $18.9 billion, an increase of $1.4 billion, or 8%, compared with 1999. This increase was driven by two primary factors: premium yield increases on UnitedHealthcare's renewing commercial insured business and growth in the number of individuals served. These increases were partially offset by withdrawals from certain geographic and Medicare markets. Adjusted for the effect of these market withdrawals, premium revenues increased 12% over 1999.

Fee Revenues Fee revenues in 2000 totaled $2.0 billion, an increase of $171 million, or 10%, over 1999. This increase resulted from record growth in Uniprise's multi-site customer base, growth in UnitedHealthcare's fee-based business, modest price increases, and acquisitions and growth in the Specialized Care Services and Ingenix businesses.

Investment and Other Income Investment and other income in 2000 totaled $232 million, an increase of $13 million over 1999. Higher interest yields on investments in 2000 compared with 1999 were largely offset by $34 million of net realized capital losses in 2000. Net realized capital losses were $6 million in 1999.

Medical Costs

The consolidated medical care ratio decreased from 85.7% in 1999 to 85.4% in 2000. Excluding AARP business, on a year-over-year basis, the medical care ratio decreased 30 basis points to 83.9%. Year-over-year medical care ratios decreased because commercial net premium yield increases exceeded the increase in total benefit costs.

    On an absolute dollar basis, medical costs increased $1.1 billion, or 7%, over 1999. The increase was driven by growth in the number of individuals served with insured products, medical cost inflation, increased consumption patterns, benefit changes and product mix changes.

Operating Costs

The operating cost ratio was 16.7% in 2000, compared with 17.1% in 1999. Using a revenue mix comparable to 1999, the 2000 operating cost ratio would have decreased 80 basis points to 16.3%. This decrease was primarily driven by productivity gains from process improvements, technology deployment and cost management initiatives, and by further leveraging our fixed costs.

    On an absolute dollar basis, operating costs increased by $177 million, or 5%, over 1999. This increase reflects additional costs to support product and technology development initiatives and the 8% increase in consolidated revenues in 2000, partially offset by productivity and technology improvements discussed above.

Depreciation and Amortization

Depreciation and amortization was $247 million in 2000 and $233 million in 1999. This increase resulted primarily from higher levels of capital expenditures to support business growth and technology enhancements, as well as amortization of goodwill and other intangible assets related to acquisitions.


PAGE 27 UnitedHealth Group

Income Taxes

The 2000 income tax provision includes nonrecurring tax benefits primarily related to the contribution of UnitedHealth Capital investments to the UnitedHealth Foundation. Excluding nonrecurring tax benefits, our effective income tax rate was 37.5% in 2000 and 37.0% in 1999.

BUSINESS SEGMENTS

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES                                                          Percent
                                             2000       1999       Change
-------------------------------------------------------------------------
Health Care Services                      $ 18,696    $ 17,581       6%
Uniprise                                     2,140       1,865      15%
Specialized Care Services                      974         726      34%
Ingenix                                        375         258      45%
Corporate and Eliminations                  (1,063)       (868)     nm
-------------------------------------------------------------------------
  Consolidated Revenues                   $ 21,122    $ 19,562       8%
-------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                                          Percent
                                              2000        1999     Change
-------------------------------------------------------------------------
Health Care Services                      $    739    $    578      28%
Uniprise                                       289         222      30%
Specialized Care Services                      174         128      36%
Ingenix                                         32          25      28%
-------------------------------------------------------------------------
  Total Operating Segments                   1,234         953      29%
Corporate                                      (34)        (10)     nm
-------------------------------------------------------------------------
  Consolidated Earnings from Operations   $  1,200    $    943      27%
-------------------------------------------------------------------------

nm -- not meaningful

HEALTH CARE SERVICES

The Health Care Services segment posted revenues of $18.7 billion in 2000, an increase of $1.1 billion, or 6%, over 1999. This increase was primarily due to premium yield increases on UnitedHealthcare's renewing commercial insured business and growth of approximately 7% in the number of individuals served in continuing markets, partially offset by targeted pullbacks in certain geographic and Medicare markets. Adjusted for the effects of these market changes, Health Care Services' revenues increased by 10% on a year-over-year basis.

    The Health Care Services segment contributed earnings from operations of $739 million in 2000, an increase of $161 million, or 28%, over 1999. This increase was primarily the result of improved margins on UnitedHealthcare's commercial business and lower operating costs as a percentage of revenues, driven by process improvement, technology deployment and cost management initiatives. Health Care Services' operating margin increased to 4.0% in 2000 from 3.3% in 1999.

    UnitedHealthcare's commercial medical care ratio improved to 84.1% in 2000 from 84.6% in 1999, as net premium yield increases exceeded increases in medical costs.


PAGE 28   UnitedHealth Group

    The following table summarizes individuals served by UnitedHealthcare, by major market segment and funding arrangement, as of December 31 (in thousands):

                                                             2000     1999
--------------------------------------------------------------------------
Commercial
  Insured (risk-based)                                       5,495   5,150
  Fee-based                                                  1,925   1,745
--------------------------------------------------------------------------
    Total Commercial                                         7,420   6,895(1)
  Medicare                                                     405     435
  Medicaid                                                     550     480
--------------------------------------------------------------------------
    Total UnitedHealthcare                                   8,375   7,810
--------------------------------------------------------------------------

(1) Excludes individuals served through UnitedHealthcare platforms located in Puerto Rico and Pacific Coast regions. As of December 31, 2000, UnitedHealthcare had substantially transitioned from these markets. Including these markets, commercial individuals served at December 31, 1999, were 5,650 for insured products and 1,885 for fee-based products.

UNIPRISE

Uniprise had revenues of $2.1 billion in 2000, an increase of $275 million, or 15%, over 1999. This increase was driven primarily by continued growth in Uniprise's large multi-site customer base, which had an 11% increase in individuals served, as well as changes in funding arrangements selected by certain customers and price increases on fee-based business. Uniprise served 6.7 million and 6.0 million individuals as of December 31, 2000 and 1999, respectively. Uniprise's earnings from operations grew by $67 million, or 30%, over 1999 as a result of increased revenues. Operating margin improved to 13.5% in 2000 from 11.9% in 1999. Uniprise has expanded its operating margin by improving productivity through process improvement initiatives, increased deployment of technology and further leveraging of fixed costs.

SPECIALIZED CARE SERVICES

Specialized Care Services' revenues were $974 million in 2000, an increase of $248 million, or 34%, over 1999. This increase was driven primarily by an increase in the number of individuals served by United Behavioral Health, and the acquisitions of Dental Benefit Providers, Inc. in June 1999 and National Benefit Resources, Inc. in November 1999. Earnings from operations of $174 million increased by 36% compared with 1999, in line with 2000 revenue growth. Specialized Care Services' operating margin improved from 17.6% in 1999 to 17.9% in 2000.

INGENIX

Ingenix had revenues of $375 million in 2000, an increase of $117 million, or 45%, over 1999. This increase was driven by organic growth of $54 million and acquisitions made in 1999 that expanded the company's clinical research and development, clinical marketing and health information services. Earnings from operations of $32 million increased 28% over 1999. Operating margin decreased to 8.5% in 2000 from 9.7% in 1999, principally as a result of increased goodwill amortization expense associated with acquisitions.

CORPORATE

The decrease of $24 million in 2000 earnings reflects a decline in the level of unassigned cash and investments and associated investment income, primarily due to share repurchases and incremental process improvement costs in 2000.


PAGE 29   UnitedHealth Group

OPERATIONAL REALIGNMENT AND OTHER CHARGES

In conjunction with a comprehensive operational realignment initiated in 1998, we developed and approved an implementation plan (the Plan). We recognized corresponding charges to operations of $725 million in the second quarter of 1998, which reflected the estimated costs to be incurred under the Plan. The charges included costs associated with asset impairments; employee terminations; disposing of or discontinuing business units, product lines and contracts; and consolidating and eliminating certain claim processing and customer service operations and associated real estate obligations.

    We completed our operational realignment plan in 2001. Actual costs incurred executing the Plan exceeded estimates by approximately $4 million, which has been included in 2001 operating costs in the Consolidated Statements of Operations. These excess costs were incurred in the fourth quarter of 2001. Activities associated with the Plan resulted in the reduction of approximately 5,100 positions, affecting approximately 5,800 people.

    As of December 31, 2000, we had completed all planned business dispositions and market exits pursuant to the Plan. Accordingly, our 2001 financial statements do not include the operating results of exited businesses or markets. Our Consolidated Statements of Operations include results for businesses disposed of and markets exited in connection with our operational realignment as follows: $312 million in revenues and $9 million in earnings from operations in 2000, and $689 million in revenues and $41 million of losses from operations in 1999. These amounts do not include operating results from the counties where UnitedHealthcare withdrew its Medicare product offerings effective January 1, 2001, and January 1, 2000. Annual revenues for 2000 from the counties exited effective January 1, 2001, were approximately $320 million. Annual revenues for 1999 from the counties exited effective January 1, 2000, were approximately $230 million.

    The operational realignment and other charges did not cover certain aspects of the Plan, including new information systems, data conversions, process re-engineering, temporary duplicate staffing costs as we consolidated processing and service centers, and employee relocation and training. These costs were expensed as incurred or capitalized, as appropriate. During 2001, 2000 and 1999, we incurred expenses of approximately $20 million, $57 million and $52 million, respectively, related to these activities.

FINANCIAL CONDITION AND LIQUIDITY AT DECEMBER 31, 2001

LIQUIDITY

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment and financing within the overall constraints of our financial strategy, such as our self-imposed limit of 30% on our debt-to-total-capital ratio (calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders' equity).

    Much of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest monies of regulated subsidiaries that exceed our near-term obligations in longer term marketable debt securities, to improve our overall income return. Factors we consider in making these investment decisions include our board of directors' approved policy, regulatory limitations, return objectives, tax implications, risk tolerance and maturity dates. Even our long-term investments are available for sale to meet liquidity and other needs. Monies in excess of the capital needs of our regulated entities are paid to their non-regulated parent companies, typically in the form of dividends, for general corporate use, when and as permitted by applicable regulations.


PAGE 30   UnitedHealth Group

    Our non-regulated businesses also generate cash from operations. Additionally, we issue long-term debt and commercial paper with staggered maturity dates and have available credit facilities. These additional sources of liquidity allow us to maintain further operating and financial flexibility. Because of this flexibility, we typically maintain low cash and investment balances in our non-regulated companies. Cash in these entities is generally used to reinvest in our businesses in the form of capital expenditures, to expand the depth and breadth of our services through business acquisitions, and to repurchase shares of our common stock.

    Cash generated from operating activities, our primary source of liquidity, is principally attributable to net earnings, excluding depreciation and amortization. As such, any future decline in our profitability would likely have a negative impact on our liquidity. The availability of financing, in the form of debt or equity, is influenced by many factors including our profitability, operating cash flows, debt levels, debt ratings, contractual restrictions, regulatory requirements and market conditions. We believe that our strategies and actions toward maintaining financial flexibility mitigate much of this risk.

CASH AND INVESTMENTS

During 2001, we generated cash from operations of more than $1.8 billion, an increase of $323 million, or 21%, over 2000. The increase in operating cash flows primarily resulted from an increase of $195 million in net income excluding depreciation and amortization expense and working capital improvements of approximately $111 million.

    We maintained a strong financial condition and liquidity position, with cash and investments of $5.7 billion at December 31, 2001. Total cash and investments increased by $645 million since December 31, 2000, primarily resulting from strong cash flows from operations partially offset by common stock repurchases.

    As further described under "Regulatory Capital and Dividend Restrictions," many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. At December 31, 2001, approximately $660 million of our $5.7 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $260 million was segregated for future regulatory capital needs and $230 million was available for general corporate use, including acquisitions and share repurchases. The remaining $170 million consists primarily of public and non-public equity securities held by UnitedHealth Capital, our investment capital business.

FINANCING AND INVESTING ACTIVITIES

We use commercial paper and debt to maintain adequate operating and financial flexibility. As of December 31, 2001 and 2000, we had commercial paper and debt outstanding of $1.6 billion and $1.2 billion, respectively. Proceeds from the net increase of $375 million in total commercial paper and debt will be used for general corporate purposes, which may include working capital, business acquisitions, capital expenditures and share repurchases.

    Our debt-to-total-capital ratio was 28.9% and 24.7% as of December 31, 2001 and 2000, respectively. We expect to maintain our debt-to-total-capital ratio between 25% and 30%. Within this range, we believe our cost of capital and return on shareholders' equity are optimized, while maintaining a prudent level of leverage and liquidity.
    Commercial paper outstanding at December 31, 2001, totaled $684 million, with interest rates ranging from 1.9% to 2.7%. In November 2001, we issued $100 million of floating-rate notes due November 2003 and $150 million of floating-rate notes due November 2004. The interest rates on the notes are reset quarterly to


PAGE 31 UnitedHealth Group
the three-month LIBOR (London Interbank Offered Rate) plus 0.3% for the notes due November 2003 and to the three-month LIBOR plus 0.6% for the notes due November 2004. As of December 31, 2001, the applicable rates on the notes were 2.4% and 2.7%, respectively. A portion of the proceeds from these borrowings was used to repay $150 million of floating-rate notes that matured in November 2001.

    In January 2002, we issued $400 million of 5.2% fixed-rate notes due January 2007. Proceeds from this borrowing will be used to repay commercial paper and for general corporate purposes, including working capital, capital expenditures, business acquisitions and share repurchases. When we issued these notes, we entered into interest rate swap agreements to convert a portion of our interest rate exposure from a fixed rate to a variable rate. The interest rate swap agreements have an aggregate notional amount of $200 million maturing January 2007. The variable rates approximate the six-month LIBOR and are reset on a semiannual basis.

    We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2002. We also have the capacity to issue approximately $200 million of extendible commercial notes (ECNs). As of December 31, 2001 and 2000, we had no amounts outstanding under our credit facilities or ECNs.

    Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

    Our senior debt is rated "A" by Standard & Poor's (S&P) and Fitch, and "A3" by Moody's. Our commercial paper and ECN programs are rated "A-1" by S&P, "F-1" by Fitch, and "P-2" by Moody's. Consistent with our intention of maintaining our senior debt ratings in the "A" range, we intend to maintain our debt-to-total-capital ratio at 30% or less. A significant downgrade in our debt and commercial paper ratings could adversely affect our borrowing capacity and costs.

    The remaining issuing capacity of all securities covered by our shelf registration statement for common stock, preferred stock, debt securities and other securities is $450 million, after giving effect to the $400 million fixed-rate notes issued in January 2002. We may publicly offer such securities from time to time at prices and terms to be determined at the time of offering.

    Under our board of directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2001, we repurchased 19.6 million shares at an aggregate cost of approximately $1.1 billion. Through December 31, 2001, we had repurchased approximately 112.5 million shares for an aggregate cost of $3.7 billion since the program began in November 1997. As of December 31, 2001, we had board of directors' authorization to purchase up to an additional 8.8 million shares of our common stock.
In February 2002, the board of directors authorized us to repurchase up to an additional 30 million shares of common stock under the program.

    As part of our share repurchase activities, we have entered into agreements with an independent third party to purchase shares of our common stock, where the number of shares we purchase, if any, depends upon market conditions and other contractual terms. As of December 31, 2001, we had conditional agreements to purchase up to 6.1 million shares of our common stock at various times and prices through 2003, at an average price of approximately $58 per share.

    During 2001 and 2000, we invested $425 million and $245 million, respectively, in property, equipment and capitalized software. These investments were made to support business growth, operational efficiency, service improvements and technology enhancements.


PAGE 32 UnitedHealth Group

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations, stock repurchase contracts and data center service agreements. The following table summarizes our future obligations under these contracts due by period as of December 31, 2001 (in millions):

                                   2002    2003 to 2004    2005 to 2006  Thereafter  Total
------------------------------------------------------------------------------------------
Debt and Commercial Paper(1)      $  684      $  500          $400          $ --    $1,584
Operating Leases                      99         167           128           224       618
Data Center Service Agreements       206         443           263            --       912
Stock Repurchase Contracts(2)        217         138            --            --       355
------------------------------------------------------------------------------------------
  Total Contractual Obligations   $1,206      $1,248          $791           $224   $3,469
------------------------------------------------------------------------------------------

(1) Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.

(2) Reflects maximum potential purchases under stock repurchase contracts. In the event of certain termination events, including a default on our debt or credit agreements or a downgrade of our debt ratings below investment grade, we could be required to immediately settle our remaining obligations under the contracts. We may elect to settle the contracts by issuing common stock in lieu of cash. We believe the likelihood of a debt covenant violation or a downgrade of our debt rating below investment grade is remote.

Currently, we do not have any other material definitive commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products and programs and may include acquisitions.

AARP

In January 1998, we began providing services under a 10-year contract to provide insurance products and services to members of AARP. Under the terms of the contract, we are compensated for claim administration and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $3.5 billion during 2001, 2000 and 1999.

    The underwriting gains or losses related to the AARP business are recorded as an increase or decrease to a rate stabilization fund (RSF), which is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. The company is at risk for underwriting losses to the extent cumulative net losses exceed the balance in the RSF. We may recover RSF deficits, if any, from gains in future contract periods. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

    The effects of changes in balance sheet amounts associated with the AARP program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.









PAGE  33 UnitedHealth Group

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

We conduct our operations through our wholly-owned subsidiaries. These companies are subject to standards established by the National Association of Insurance Commissioners (NAIC) that, among other things, require them to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intention of maintaining our senior debt ratings in the "A" range, we maintain an aggregate statutory capital and surplus level for our regulated subsidiaries that is significantly higher than the level regulators require. As of December 31, 2001, our regulated subsidiaries had aggregate statutory capital and surplus of approximately $2.0 billion, more than $1.1 billion above the $850 million of required aggregate capital and surplus.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 2 to the Consolidated Financial Statements.

MEDICAL COSTS

A substantial portion of our medical costs payable balance is based on estimates. This balance includes estimates for the costs of health care services people have received, but for which claims have not yet been submitted, and estimates for the costs of claims we have received but have not yet processed. We develop medical costs payable estimates using actuarial methods based upon historical claim submission and payment data, cost trends, customer and product mix, seasonality, utilization of health care services, contracted service rates and other relevant factors. The estimates may change as actuarial methods change or as underlying facts upon which estimates are based change. We did not change actuarial methods during 2001, 2000 and 1999.

    Management believes the amount of medical costs payable is adequate to cover the company's liability for unpaid claims as of December 31, 2001; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2001 estimates of medical costs payable and actual costs payable, 2001 earnings from operations would increase or decrease by approximately $20 million and basic and diluted net earnings per common share would increase or decrease by approximately $0.04 per share. Adjustments to medical costs payable estimates are reflected in operating results in the period in which the change in estimate is identified.


PAGE 34 UnitedHealth Group

REVENUES

Our revenue is principally derived from health care insurance premiums. Premium revenues are recognized in the period enrolled members are entitled to receive health care services. Customers are typically billed monthly at a contracted rate per enrolled member multiplied by the number of members eligible to receive services, as recorded in our records. Because employer groups generally provide us with changes to their eligible member population one month in arrears, each billing includes an adjustment for prior month changes in member status that were not reflected in our billing. We estimate the amount of future adjustments and adjust the current period's revenues and accounts receivable accordingly. Our estimates are based on historical trends, premiums billed, the level of contract renewal activity, and other relevant information. We also estimate the amount of uncollectible receivables each period and record valuation allowances based on historical collection rates, the age of unpaid amounts, and information about the creditworthiness of the customers. Estimates of revenue adjustments and uncollectible accounts receivable are revised each period, and changes are recorded in the period they become known.

INVESTMENTS

As of December 31, 2001, we had approximately $4.2 billion of investments, primarily held in marketable debt securities. Our investments are principally classified as available for sale and are recorded at their fair values as of the date reported. Unrealized investment gains and losses are excluded from earnings and reported as a separate component in shareholders' equity. We continually monitor the difference between the cost and fair value of our investments. If any of our investments experience a decline in fair value that we believe is other than temporary, we record a realized loss in our Consolidated Statements of Operations. Management judgment is involved in evaluating whether a decline in an investment's fair value is other than temporary. The discovery of new information and the passage of time can change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time. We manage our investment portfolio to limit our exposure to any one issuer or industry, and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

LONG-LIVED ASSETS

As of December 31, 2001 and 2000, we had long-lived assets, including goodwill, other intangible assets, and property, equipment and capitalized software of $3.7 billion and $3.2 billion, respectively. We review these assets for events and changes in circumstances that would indicate we might not recover their carrying value. In assessing the recoverability of our long-lived assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

CONTINGENT LIABILITIES

Because of the nature of our businesses, we are routinely involved in various disputes, legal proceedings and governmental audits and investigations. We record liabilities for our estimate of probable costs resulting from these matters. Our estimates are developed in consultation with outside legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering our insurance coverages for such matters. We do not believe any matters currently threatened or pending will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings.


PAGE 35 UnitedHealth Group

INFLATION

The national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. This includes setting commercial premiums based on anticipated health care costs and coordinating care with physicians and other health care providers. Through contracts with physicians and other health care providers, our health plans emphasize preventive health care, appropriate use of specialty and hospital services, education and closing gaps in care.

    We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care providers and consumers, and applicable regulations may affect our ability to control the impact of health care cost inflation. Changes in medical cost trends that were not anticipated in establishing premium rates, because of the narrow operating margins of our insurance products, can create significant changes in our financial results.

LEGAL MATTERS

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. These matters include: claims relating to health care benefits coverage; medical malpractice actions; allegations of anti-competitive and unfair business activities; disputes over compensation and termination of contracts including those with physicians and other health care providers; disputes related to our administrative services, including actions alleging claim administration errors and failure to disclose rate discounts and other fee and rebate arrangements; disputes over benefit copayment calculations; claims related to disclosure of certain business practices; and claims relating to customer audits and contract performance.

    In 1999, a number of class action lawsuits were filed against us and virtually all major entities in the health benefits business. The suits are purported class actions on behalf of certain customers and physicians for alleged breaches of federal statutes, including the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Racketeer Influenced Corrupt Organization Act (RICO). Although the results of pending litigation are always uncertain, we do not believe the results of any such actions, including those described above, currently threatened or pending will, individually or in aggregate, have a material adverse effect on our results of operations or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in value of a financial instrument caused by changes in interest rates and equity prices.

    Approximately $5.5 billion of our cash and investments at December 31, 2001, was invested in fixed income securities. We manage our investment portfolio within risk parameters approved by our board of directors; however, our fixed income securities are subject to the effects of market fluctuations in interest rates. Assuming a hypothetical and immediate 1% increase or decrease in interest rates applicable to our fixed income portfolio at December 31, 2001, the fair value of our fixed income investments would decrease or increase by approximately $160 million.

    At December 31, 2001, we had approximately $170 million of equity investments in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity portfolio.


PAGE 36 UnitedHealth Group

CONCENTRATIONS OF CREDIT RISK

Investments in financial instruments such as marketable securities and accounts receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our board of directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. Government, Agency and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited to the large number of employer groups that constitute our customer base. As of December 31, 2001, there were no significant concentrations of credit risk.

CAUTIONARY STATEMENT REGARDING "FORWARD-LOOKING" STATEMENTS

The statements contained in Results of Operations and other sections of this annual report to shareholders, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). When used in this report, the words or phrases "believes," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions are intended to identify such forward-looking statements. Any of these forward-looking statements involve risks and uncertainties that may cause the company's actual results to differ materially from the results discussed in the forward-looking statements. Statements that are not strictly historical are "forward-looking" and unknown risks may cause actual results and corporate developments to differ materially from those expected. Except to the extent otherwise required by federal securities laws, in making these statements we are not undertaking to address or update each statement in future filings or communications regarding our business or results, and are not undertaking to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed in this annual report may have affected our past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this report and in any other public statements we make may turn out to be inaccurate or false. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties.

    Many factors discussed below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those expressed in our prior communications. Factors that could cause results and developments to differ materially from expectations include, without limitation, (a) increases in medical costs that are higher than we anticipated in establishing our premium rates, including increased use of or costs of medical services; (b) increases in costs associated with increased litigation, legislative activity and government regulation and review of our industry, including costs associated with compliance with proposed legislation related to the Patients' Bill of Rights, e-commerce activities and consumer privacy issues; (c) heightened competition as a result of new entrants into our market, mergers and acquisitions of health care companies and suppliers, and expansion of physician or practice management companies; (d) events that may negatively affect our contract with AARP, including any failure on our part to service AARP customers in an effective manner and any adverse events that directly affect AARP or its business partners; (e) medical cost increases or benefit changes associated with our remaining Medicare+Choice operations; (f) significant deterioration in customer retention; and (g) significant deterioration in economic conditions, including the effects of acts of terrorism, particularly bioterrorism. A further list and description of these risks, uncertainties and other matters can be found in the company's annual report on Form 10-K for the year ended December 31, 2001, and in its periodic reports on Forms 10-Q and 8-K (if any).


PAGE 37   UnitedHealth Group

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            For the Year Ended December 31,
(in millions, except per share data)                          2001        2000        1999
--------------------------------------------------------------------------------------------
REVENUES
  Premiums                                                  $ 20,683    $ 18,926    $ 17,550
  Fees                                                         2,490       1,964       1,793
  Investment and Other Income                                    281         232         219
--------------------------------------------------------------------------------------------
  Total Revenues                                              23,454      21,122      19,562
--------------------------------------------------------------------------------------------

MEDICAL AND OPERATING COSTS
  Medical Costs                                               17,644      16,155      15,043
  Operating Costs                                              3,979       3,520       3,343
  Depreciation and Amortization                                  265         247         233
--------------------------------------------------------------------------------------------
  Total Medical and Operating Costs                           21,888      19,922      18,619
--------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                                       1,566       1,200         943
  Gain on Disposition of UnitedHealth Capital Investments         --          27          --
  Interest Expense
                                                                 (94)        (72)        (49)
--------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                   1,472       1,155         894
  Provision for Income Taxes                                    (559)       (419)       (326)
--------------------------------------------------------------------------------------------

NET EARNINGS                                                $    913    $    736    $    568
--------------------------------------------------------------------------------------------

BASIC NET EARNINGS PER COMMON SHARE                         $   2.92    $   2.27    $   1.63
--------------------------------------------------------------------------------------------

DILUTED NET EARNINGS PER COMMON SHARE                       $   2.79    $   2.19    $   1.60
--------------------------------------------------------------------------------------------

BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING                                                  312.4       324.2       348.2
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS                    14.4        12.3         6.8
--------------------------------------------------------------------------------------------

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  ASSUMING DILUTION                                            326.8       336.5       355.0
--------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


PAGE 38   UnitedHealth Group

CONSOLIDATED BALANCE SHEETS

                                                                   As of December 31,
(in millions, except share and per share data)                      2001      2000
------------------------------------------------------------------------------------
ASSETS
  Current Assets
    Cash and Cash Equivalents                                      $ 1,540   $ 1,419
    Short-Term Investments                                             270       200
    Accounts Receivable, net of allowances of $127 and $118            856       867
    Assets Under Management                                          1,903     1,646
    Deferred Income Taxes                                              316       235
    Other Current Assets                                                61        38
------------------------------------------------------------------------------------
      Total Current Assets                                           4,946     4,405
  Long-Term Investments                                              3,888     3,434
  Property, Equipment and Capitalized Software, net of accumulated
    depreciation and amortization of $670 and $599                     847       557
  Goodwill and Other Intangible Assets, net of accumulated
    amortization of $500 and $415                                    2,805     2,657
------------------------------------------------------------------------------------
      TOTAL ASSETS                                                 $12,486   $11,053
------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities
    Medical Costs Payable                                          $ 3,460   $ 3,266
    Accounts Payable and Accrued Liabilities                         1,209     1,050
    Other Policy Liabilities                                         1,595     1,216
    Commercial Paper and Current Maturities of Long-Term Debt          684       559
    Unearned Premiums                                                  543       479
------------------------------------------------------------------------------------
      Total Current Liabilities                                      7,491     6,570
  Long-Term Debt, less current maturities                              900       650
  Deferred Income Taxes and Other Liabilities                          204       145
  Commitments and Contingencies (Note 11)
------------------------------------------------------------------------------------
  Shareholders' Equity
    Common Stock, $0.01 par value - 1,500,000,000 shares authorized;
      308,626,000 and 317,235,000 shares outstanding                     3         3
    Additional Paid-In Capital                                          39        --
    Retained Earnings                                                3,805     3,595
    Accumulated Other Comprehensive Income:
      Net Unrealized Gains on Investments, net of tax effects           44        90
------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                     3,891     3,688
------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $12,486   $11,053
------------------------------------------------------------------------------------

See notes to consolidated financial statements


PAGE 39   UnitedHealth Group

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                     Additional
                                                    Common Stock       Paid-In      Retained
(in millions)                                     Shares    Amount     Capital      Earnings
--------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                        368       $ 4      $ 1,107      $ 2,883
  Issuances of Common Stock,
    and related tax benefits                          6        --          125           --
  Common Stock Repurchases                          (39)       (1)        (982)          --
  Comprehensive Income
Net Earnings                                         --        --           --          568
    Other Comprehensive Income Adjustments
      Change in Net Unrealized Gains
            on Investments, net of tax effects       --        --           --           --
               Comprehensive Income                  --        --           --           --
  Common Stock Dividend                              --        --           --           (6)
--------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                        335         3          250        3,445
  Issuances of Common Stock,
    and related tax benefits                         13        --          349           --
  Common Stock Repurchases                          (31)       --         (599)        (581)
  Comprehensive Income
Net Earnings                                         --        --           --          736
    Other Comprehensive Income Adjustments
      Change in Net Unrealized Gains
            on Investments, net of tax effects       --        --           --           --
               Comprehensive Income                  --        --           --           --
  Common Stock Dividend                              --        --           --           (5)
--------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                        317         3           --        3,595
  Issuances of Common Stock,
    and related tax benefits                         11        --          474           --
  Common Stock Repurchases                          (19)       --         (435)        (694)
  Comprehensive Income
Net Earnings                                         --        --           --          913
    Other Comprehensive Income Adjustments
      Change in Net Unrealized Gains
            on Investments, net of tax effects       --        --           --           --
               Comprehensive Income                  --        --           --           --
  Common Stock Dividend                              --        --           --           (9)
--------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                         309      $ 3      $    39      $ 3,805
--------------------------------------------------------------------------------------------

                                                  Net Unrealized
                                                     Gains on             Total
                                                    Investments        Shareholders'   Comprehensive
(in millions)                                    Available for Sale       Equity          Income
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                         $  44                $ 4,038
  Issuances of Common Stock,
    and related tax benefits                            --                    125
  Common Stock Repurchases                              --                   (983)
  Comprehensive Income
Net Earnings                                            --                    568              $ 568
    Other Comprehensive Income Adjustments
      Change in Net Unrealized Gains
            on Investments, net of tax effects         121                    121                121
                                                                                               -----
               Comprehensive Income                     --                     --              $ 689
                                                                                               -----
  Common Stock Dividend                                 --                     (6)
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                           165                  3,863
  Issuances of Common Stock,
    and related tax benefits                            --                    349
  Common Stock Repurchases                              --                 (1,180)
  Comprehensive Income
Net Earnings                                            --                    736              $ 736
    Other Comprehensive Income Adjustments
      Change in Net Unrealized Gains
            on Investments, net of tax effects         (75)                   (75)               (75)
                                                                                               -----
               Comprehensive Income                     --                     --              $ 661
                                                                                               -----
  Common Stock Dividend                                 --                     (5)
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                            90                  3,688
  Issuances of Common Stock,
    and related tax benefits                            --                    474
  Common Stock Repurchases                              --                 (1,129)
  Comprehensive Income
Net Earnings                                            --                    913              $ 913
    Other Comprehensive Income Adjustments
      Change in Net Unrealized Gains
            on Investments, net of tax effects         (46)                   (46)               (46)
                                                                                               -----
               Comprehensive Income                     --                     --              $ 867
                                                                                               -----
  Common Stock Dividend                                 --                     (9)
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                         $  44                $ 3,891
----------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


PAGE  40 UnitedHealth Group

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     For the Year Ended December 31,
(in millions)                                                         2001          2000        1999
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net Earnings                                                      $   913     $  736      $   568
  Noncash Items
    Depreciation and Amortization                                       265        247          233
    Deferred Income Taxes and Other                                      40         73           35
  Net Change in Other Operating Items, net of effects
   from acquisitions, sales of subsidiaries and changes
   in AARP balances
    Accounts Receivable and Other Current Assets                          7         26           84
    Medical Costs Payable                                               156        288          165
    Accounts Payable and Accrued Liabilities                            280         75           68
    Other Policy Liabilities                                            131         87           (8)
    Unearned Premiums                                                    52        (11)          44
-------------------------------------------------------------------------------------------------------
    CASH FLOWS FROM OPERATING ACTIVITIES                              1,844      1,521        1,189
-------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Cash Paid for Acquisitions, net of cash assumed and other effects     (92)       (76)        (334)
  Purchases of Property, Equipment and Capitalized Software            (425)      (245)        (196)
  Purchases of Investments                                           (2,088)    (3,022)      (2,208)
  Maturities and Sales of Investments                                 1,467      2,375        2,115
-------------------------------------------------------------------------------------------------------
    CASH FLOWS USED FOR INVESTING ACTIVITIES                         (1,138)      (968)        (623)
-------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Proceeds from Common Stock Issuances                                  178        228          102
  Proceeds from (Payments of) Commercial Paper, net                     275       (182)         532
  Proceeds from Issuance of Long-Term Debt                              250        400          150
  Payments for Retirement of Long-Term Debt                            (150)         -         (400)
  Common Stock Repurchases                                           (1,129)    (1,180)        (983)
  Dividends Paid                                                         (9)        (5)          (6)
-------------------------------------------------------------------------------------------------------
    CASH FLOWS USED FOR FINANCING ACTIVITIES                           (585)      (739)        (605)
-------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        121       (186)         (39)
-------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                        1,419      1,605        1,644
-------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                            $ 1,540    $ 1,419      $ 1,605
-------------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES
  Common Stock Issued for Acquisitions                              $   163    $     -      $     -
-------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


PAGE 41 UnitedHealth Group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[1] DESCRIPTION OF BUSINESS

UnitedHealth Group Incorporated (also referred to as "UnitedHealth Group," "the company," "we," "us," "our") is a national leader in forming and operating orderly, efficient markets for the exchange of high quality health and well-being services. Through independent but strategically aligned, market-defined businesses, we offer health care access and coverage and related administrative, technology and information services designed to enable, facilitate and advance optimal health care.

[2] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to accounting principles generally accepted in the United States and have included the accounts of UnitedHealth Group and its subsidiaries. We have eliminated all significant intercompany balances and transactions.

USE OF ESTIMATES

These financial statements include some amounts that are based on our estimates and judgments. The most significant estimates relate to medical costs, medical costs payable, contingent liabilities, and asset valuations, allowances and impairments. We adjust these estimates as more current information becomes available, and any adjustment could have a significant impact on our consolidated operating results. The impact of any changes in estimates is included in the determination of earnings in the period in which the change in estimate is identified.

REVENUES

We recognize premium revenues in the period in which enrolled members are entitled to receive health care services. We record premium payments received from our customers prior to such period as unearned premiums. We recognize fee revenues in the period the related services are performed. Premium revenues related to Medicare and Medicaid programs as a percentage of total premium revenues were 17% in 2001 and 2000, and 21% in 1999.

MEDICAL COSTS AND MEDICAL COSTS PAYABLE

Medical costs include claims paid, claims processed but not yet paid, estimates for claims received but not yet processed, and estimates for the costs of health care services people have received, but for which claims have not yet been submitted.

    We develop our estimates of medical costs payable using actuarial methods based upon historical claim submission and payment data, cost trends, customer and product mix, seasonality, utilization of health care services, contracted service rates and other relevant factors. The estimates may change as actuarial methods change or as underlying facts upon which estimates are based change. We did not change actuarial methods during 2001, 2000 and 1999. Management believes the amount of medical costs payable is adequate to cover the company's liability for unpaid claims as of December 31, 2001; however, actual claim payments may differ from established estimates. Adjustments to medical costs payable estimates are reflected in operating results in the period in which the change in estimate is identified.

CASH, CASH EQUIVALENTS AND INVESTMENTS

Cash and cash equivalents are highly liquid investments with an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. Investments with a maturity of less than one year are classified as short-term. We may sell investments classified as long-term before their maturity to fund working capital or for other purposes.

PAGE 42  UnitedHealth Group

Because of regulatory restrictions, certain investments are included in long-term investments regardless of their maturity date. These investments are classified as held to maturity and are reported at amortized cost. All other investments are classified as available for sale and reported at fair value based on quoted market prices. We have no investments classified as trading securities.

     Unrealized gains and losses on investments available for sale are excluded from earnings and reported as a separate component of shareholders' equity, net of income tax effects. We continually monitor the difference between the cost and estimated fair value of our investments. If any of our investments experience a decline in value that we believe is other than temporary, we record a realized loss in Investment and Other Income in our Consolidated Statements of Operations. To calculate realized gains and losses on the sale of investments, we use the specific cost of each investment sold.

ASSETS UNDER MANAGEMENT

We administer certain aspects of AARP's insurance program (see Note 5). Pursuant to our agreement, AARP assets are managed separately from our general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at our discretion, within investment guidelines approved by AARP. At December 31, 2001, the assets were invested in marketable debt securities. We do not guarantee any rates of investment return on these investments and, upon transfer of the AARP contract to another entity, cash equal in amount to the fair value of these investments would be transferred to that entity. Because the purpose of these assets is to fund the medical costs payable and rate stabilization fund liabilities associated with the AARP contract, assets under management are classified as current assets, consistent with the classification of these liabilities. Interest earnings and realized investment gains and losses on these assets accrue to AARP policyholders through the rate stabilization fund and, as such, are not included in our earnings. Interest income and realized gains and losses related to assets under management are recorded as an increase to the AARP rate stabilization fund and were $113 million and $91 million in 2001 and 2000, respectively. Assets under management are reported at their fair market value, and unrealized gains and losses are included in the rate stabilization fund associated with the AARP program. As of December 31, 2001 and 2000, the AARP investment portfolio included net unrealized gains of $56 million and $19 million, respectively.

PROPERTY, EQUIPMENT AND CAPITALIZED SOFTWARE

Property, equipment and capitalized software is stated at cost, net of accumulated depreciation and amortization. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct material and service costs and payroll costs of employees fully devoted to specific software development.

     We calculate depreciation and amortization using the straight-line method over the estimated useful lives of the assets. The useful lives for property, equipment and capitalized software are: from three to seven years for furniture, fixtures and equipment; the shorter of five years or the remaining lease term for leasehold improvements; and from three to nine years for capitalized software. The weighted-average useful life of property, equipment and capitalized software at December 31, 2001, was approximately five years.

     The net book value of property and equipment was $421 million and $303 million as of December 31, 2001 and 2000, respectively. The net book value of capitalized software was $426 million and $254 million as of December 31, 2001 and 2000, respectively.

PAGE 43 UnitedHealth Group

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the amount by which the purchase price and transaction costs of businesses we have acquired exceeds the estimated fair value of the net tangible assets and identifiable intangible assets of these businesses. Goodwill and other intangible assets are amortized on a straight-line basis over useful lives ranging from three years to 40 years, with a weighted-average useful life of 32 years at December 31, 2001.

     The two most significant components of goodwill and other intangible assets are: 1) goodwill of $2.2 billion at December 31, 2001, and $2.1 billion at December 31, 2000, net of accumulated amortization; and 2) employer group contracts, supporting infrastructure, distribution networks and institutional knowledge of $512 million at December 31, 2001, and $530 million at December 31, 2000, net of accumulated amortization.

LONG-LIVED ASSETS

We review long-lived assets, including goodwill and other intangible assets, and property, equipment and capitalized software, for events or changes in circumstances that would indicate we might not recover their carrying value. We consider many factors, including estimated future cash flows associated with the assets, to make this decision. We record assets held for sale at the lower of their carrying amount or fair value, less any costs for the final settlement.

OTHER POLICY LIABILITIES

Other policy liabilities include the rate stabilization fund associated with the AARP program (see Note 5) and customer balances related to experience-rated insurance products.

     Customer balances represent premium payments we have received that exceed what customers owe based on actual claim experience, and deposit accounts that have accumulated under experience-rated contracts. At the customer's option, these balances may be refunded or used to pay future premiums or claims under eligible contracts.

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

STOCK-BASED COMPENSATION

We do not recognize compensation expense in connection with employee stock option grants because we grant stock options at exercise prices that equal or exceed the fair market value of the stock on the date the options are granted. Information on what our stock-based compensation expenses would have been had we calculated those expenses using the fair market values of outstanding stock options is included in Note 9.

PAGE 44 UnitedHealth Group

NET EARNINGS PER COMMON SHARE

We compute basic net earnings per common share by dividing net earnings by the weighted-average number of common shares outstanding during the period. We determine diluted net earnings per common share using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options.

DERIVATIVE FINANCIAL INSTRUMENTS

As part of our risk management strategy, we may enter into interest rate swap agreements to manage our exposure to interest rate risk. The differential between fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 141, business combinations initiated after June 30, 2001, must be accounted for using the purchase method of accounting. Under SFAS No. 142, amortization of goodwill and indefinite-lived intangible assets will cease, and the carrying value of these assets will instead be evaluated for impairment using a fair-value-based test, applied at least annually. We adopted SFAS No. 142 on January 1, 2002, completed the initial impairment tests of goodwill as required by SFAS No. 142, and determined that our goodwill is not impaired. The following table shows net earnings and earnings per common share adjusted to reflect the adoption of the non-amortization provisions of SFAS No. 142 as of the beginning of the respective periods:

                                                      For the Year Ended December 31,
(in millions, except per share data)                  2001        2000          1999
-------------------------------------------------------------------------------------
NET EARNINGS
  Reported Net Earnings                          $     913      $   736      $   568
  Goodwill Amortization, net of tax effects             89           85           76
                                                 ---------      -------      -------
  Adjusted Net Earnings                          $   1,002      $   821      $   644
                                                 ---------      -------      -------

BASIC NET EARNINGS PER COMMON SHARE
  Reported Basic Net Earnings per Share          $    2.92      $   2.27     $  1.63
  Goodwill Amortization, net of tax effects           0.29          0.26        0.22
                                                 ---------      -------      -------
  Adjusted Basic Net Earnings per Share          $    3.21      $   2.53     $  1.85
                                                 ---------      -------      -------

DILUTED NET EARNINGS PER COMMON SHARE
  Reported Diluted Net Earnings per Share        $    2.79      $   2.19     $  1.60
  Goodwill Amortization, net of tax effects           0.28          0.25        0.21
                                                 ---------      -------      -------
  Adjusted Diluted Net Earnings per Share        $    3.07      $   2.44     $  1.81
                                                 ---------      -------      -------

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We must adopt the standard on January 1, 2003. We do not expect the adoption of SFAS No. 143 will have any impact on our financial position or results of operations.

PAGE 45 UnitedHealth Group

      In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which provides new accounting and financial reporting guidance for the impairment or disposal of long-lived assets and the disposal of segments of a business. We adopted the standard on January 1, 2002, and its adoption did not have any impact on our financial position or results of operations.

RECLASSIFICATIONS

Certain 1999 and 2000 amounts in the consolidated financial statements have been reclassified to conform to the 2001 presentation. These reclassifications have no effect on net earnings or shareholders' equity as previously reported.

[3] ACQUISITIONS

In October 2001, our Specialized Care Services business segment acquired Spectera, Inc. (Spectera), a leading vision care benefit company in the United States, to expand the breadth of service offerings we extend to our customers. We paid $37 million in cash, accrued $25 million for additional consideration due, and issued 1.2 million shares of common stock with a value of $81 million in exchange for all outstanding shares of Spectera. The purchase price and related acquisition costs of approximately $146 million exceeded the preliminary estimated fair value of net assets acquired by $126 million. Under the purchase method of accounting, we assigned this amount to goodwill. The results of Spectera's operations since the acquisition date are included in our 2001 Consolidated Statement of Operations. The pro forma effects of the Spectera acquisition on our consolidated financial statements were not material. In February 2002, the $25 million of accrued consideration was satisfied by issuing an additional 335,000 shares of our common stock.

     In September 1999, our Ingenix business segment acquired Worldwide Clinical Trials, Inc. (WCT), a leading clinical research organization. We paid $214 million in cash in exchange for all outstanding shares of WCT, and we accounted for the purchase using the purchase method of accounting. Only the post-acquisition results of WCT are included in our consolidated financial statements. The purchase price and other acquisition costs exceeded the estimated fair value of net assets acquired by $214 million, which was assigned to goodwill and is being amortized over its estimated useful life of 30 years. The pro forma effects of the WCT acquisition on our consolidated financial statements were not material.

     In June 1999, our Specialized Care Services business segment acquired Dental Benefit Providers, Inc. (DBP), one of the largest dental benefit management companies in the United States. We paid $105 million in cash, and we accounted for the acquisition using the purchase method of accounting. The purchase price and other acquisition costs exceeded the estimated fair value of net assets acquired by $105 million, which was assigned to goodwill and is being amortized over its estimated useful life of 40 years. The pro forma effects of the DBP acquisition on our consolidated financial statements were not material.

     For the years ended December 31, 2001, 2000 and 1999, consideration paid or issued for smaller acquisitions accounted for under the purchase method, which were not material to our consolidated financial statements, was $134 million, $76 million and $15 million, respectively.

PAGE 46  UnitedHealth Group

[4] OPERATIONAL REALIGNMENT AND OTHER CHARGES

In conjunction with a comprehensive operational realignment initiated in 1998, we developed and approved an implementation plan (the Plan). We recognized corresponding charges to operations of $725 million in the second quarter of 1998, which reflected the estimated costs to be incurred under the Plan. The charges included costs associated with asset impairments; employee terminations; disposing of or discontinuing business units, product lines and contracts; and consolidating and eliminating certain claim processing and customer service operations and associated real estate obligations.

     We completed our operational realignment plan in 2001. Actual costs incurred executing the Plan exceeded estimates by approximately $4 million, which has been included in 2001 operating costs in the Consolidated Statements of Operations. These excess costs were incurred in the fourth quarter of 2001. Activities associated with the Plan resulted in the reduction of approximately 5,100 positions, affecting approximately 5,800 people.

     As of December 31, 2000, we had completed all planned business dispositions and market exits pursuant to the Plan. Accordingly, our 2001 financial statements do not include the operating results of exited businesses or markets. Our Consolidated Statements of Operations include results for businesses disposed of and markets exited in connection with our operational realignment as follows: $312 million in revenues and $9 million in earnings from operations in 2000, and $689 million in revenues and $41 million of losses from operations in 1999. These amounts do not include operating results from the counties where UnitedHealthcare withdrew its Medicare product offerings effective January 1, 2001, and January 1, 2000. Annual revenues for 2000 from the counties exited effective January 1, 2001, were approximately $320 million. Annual revenues for 1999 from the counties exited effective January 1, 2000, were approximately $230 million.

     The operational realignment and other charges did not cover certain aspects of the Plan, including new information systems, data conversions, process re-engineering, temporary duplicate staffing costs as we consolidated processing and service centers, and employee relocation and training. These costs were expensed as incurred or capitalized, as appropriate. During 2001, 2000 and 1999, we incurred expenses of approximately $20 million, $57 million and $52 million, respectively, related to these activities.

     The table below is a roll-forward of accrued operational realignment and other charges, which are included in Accounts Payable and Accrued Liabilities in the accompanying Consolidated Balance Sheets (in millions):


                                                         Severance and    Noncancelable     Disposition of
                                             Asset       Outplacement         Lease         Businesses and
                                           Impairments      Costs          Obligations       Other Costs       Total
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                  $  --         $  --            $  --              $  --         $  --
  Provision for Operational Realignment
    and Other Charges                           430           142               82                 71           725
  Additional Charges (Credits)                   21           (20)              (9)                 8            --
  Cash Payments                                  --           (19)              (6)               (13)          (38)
  Noncash Charges                              (451)           --               --                 --          (451)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                     --           103               67                 66           236
  Additional Charges (Credits)                   --           (22)              13                  9            --
  Cash Payments                                  --           (46)             (18)               (45)         (109)
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                     --            35               62                 30           127
  Cash Payments                                  --           (24)             (20)               (18)          (62)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                     --            11               42                 12            65
  Additional Charges (Credits)                   --            10               --                 (6)            4
  Cash Payments                                  --           (21)             (11)                (6)          (38)
  Noncash Charges(1)                             --            --              (31)                --           (31)
-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                  $  --         $  --            $  --              $  --         $  --
====================================================================================================================

--------
(1) Consists of noncancelable lease obligations for which definitive subleases have been finalized. These amounts have been transferred to other liability accounts as they are fixed and determinable obligations.

PAGE 47 UnitedHealth Group

[5] AARP

In January 1998, we began providing services under a 10-year contract to provide insurance products and services to members of AARP. Under the terms of the contract, we are compensated for claim administration and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $3.5 billion during 2001, 2000 and 1999.

     The underwriting gains or losses related to the AARP business are recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. Underwriting gains and losses are charged to the RSF and accrue to AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. The RSF balance is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

     When we entered the contract, we assumed the policy and other policy liabilities related to the AARP program, and we received cash and premium receivables from the previous insurance carrier equal to the carrying value of these liabilities as of January 1, 1998. The following AARP program-related assets and liabilities are included in our Consolidated Balance Sheets (in millions):

                                                 Balance as of December 31,
                                             2001                           2000
---------------------------------------------------------------------------------
Assets Under Management                     $1,882                         $1,625
Accounts Receivable                         $  281                         $  277
Medical Costs Payable                       $  867                         $  855
Other Policy Liabilities                    $1,180                         $  932
Accounts Payable and Accrued Liabilities    $  116                         $  115
---------------------------------------------------------------------------------

The effects of changes in balance sheet amounts associated with the AARP program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.

PAGE 48 UnitedHealth Group

[6] CASH, CASH EQUIVALENTS AND INVESTMENTS

As of December 31, the amortized cost, gross unrealized holding gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

                                         Amortized      Gross Unrealized   Gross Unrealized      Fair
2001                                        Cost            Gains             Losses            Value
-----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS                  $1,540          $   --             $   --           $1,540
DEBT SECURITIES -- AVAILABLE FOR SALE       3,806             121                (20)           3,907
EQUITY SECURITIES -- AVAILABLE FOR SALE       201              16                (46)             171
DEBT SECURITIES -- HELD TO MATURITY            80              --                 --               80
-----------------------------------------------------------------------------------------------------
      TOTAL CASH AND INVESTMENTS           $5,627          $  137             $  (66)          $5,698
-----------------------------------------------------------------------------------------------------

2000
-----------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                  $1,419          $   --             $   --           $1,419
Debt Securities -- Available for Sale       3,198              89                 (6)           3,281
Equity Securities -- Available for Sale       201              61                 --              262
Debt Securities -- Held to Maturity            91              --                 --               91
-----------------------------------------------------------------------------------------------------
      Total Cash and Investments           $4,909          $  150             $   (6)          $5,053
-----------------------------------------------------------------------------------------------------

As of December 31, 2001, debt securities consisted of $1,073 million in U.S. Government and Agency obligations, $1,684 million in state and municipal obligations, and $1,230 million in corporate obligations. At December 31, 2001, we held $306 million in debt securities with maturities less than one year, $1,475 million in debt securities maturing in one to five years, and $2,206 million in debt securities with maturities of more than five years.

     During 2001, 2000 and 1999, respectively, we contributed UnitedHealth Capital investments valued at approximately $22 million, $52 million and $50 million to the UnitedHealth Foundation, a non-consolidated, not-for-profit organization. The realized gain of approximately $18 million in 2001, $51 million in 2000 and $49 million in 1999 was offset by the related contribution expense of $22 million in 2001, $52 million in 2000 and $50 million in 1999. The net expense of $4 million in 2001 and $1 million in both 2000 and 1999 is included in Investment and Other Income in the accompanying Consolidated Statements of Operations.

     In a separate disposition of UnitedHealth Capital investments during 2000, we realized a gain of $27 million.

     We recorded realized gains and losses on the sale of investments, excluding the UnitedHealth Capital dispositions described above, as follows (in millions):

                                              For the Year Ended December 31,
                                         2001             2000               1999
---------------------------------------------------------------------------------
Gross Realized Gains                     $ 30             $ 12             $  9
Gross Realized Losses                     (19)             (46)             (15)
---------------------------------------------------------------------------------
  Net Realized Gains (Losses)            $ 11             $(34)            $ (6)
---------------------------------------------------------------------------------

PAGE 49 United Health Group

[7] COMMERCIAL PAPER AND DEBT

Commercial paper and debt consisted of the following as of December 31 (in millions):

                                                           2001                                      2000
                                                ------------------------------------------------------------------
                                                 Carrying             Fair               Carrying             Fair
                                                  Value              Value                Value              Value
------------------------------------------------------------------------------------------------------------------
Commercial Paper                               $   684             $   684             $   409             $   409
Floating-Rate Notes
  due November 2001                                 --                  --                 150                 150
Floating-Rate Notes
  due November 2003                                100                 100                  --                  --
Floating-Rate Notes
  due November 2004                                150                 150                  --                  --
6.6% Senior Unsecured Notes
  due December 2003                                250                 266                 250                 250
7.5% Senior Unsecured Notes
  due November 2005                                400                 433                 400                 413
------------------------------------------------------------------------------------------------------------------
Total Commercial Paper and Debt                  1,584               1,633               1,209               1,222
Less Current Maturities                           (684)               (684)               (559)               (559)
------------------------------------------------------------------------------------------------------------------
Long-Term Debt, less current maturities        $   900             $   949             $   650             $   663
------------------------------------------------------------------------------------------------------------------

As of December 31, 2001, our outstanding commercial paper had interest rates ranging from 1.9% to 2.7%. In November 2001, we issued $100 million of floating-rate notes due November 2003 and $150 million of floating-rate notes due November 2004. The interest rates on the notes are reset quarterly to the three-month LIBOR (London Interbank Offered Rate) plus 0.3% for the notes due November 2003 and to the three-month LIBOR plus 0.6% for the notes due November 2004. As of December 31, 2001, the applicable rates on the notes were 2.4% and 2.7%, respectively. A portion of the proceeds from these borrowings was used to repay the $150 million of floating-rate notes that matured in November 2001.

     In January 2002, we issued $400 million of 5.2% fixed-rate notes due January 2007. Proceeds from this borrowing will be used to repay commercial paper and for general corporate purposes including working capital, capital expenditures, business acquisitions and share repurchases. When we issued these notes, we entered into interest rate swap agreements that qualify as fair value hedges to convert a portion of our interest rate exposure from a fixed to a variable rate. The interest rate swap agreements have an aggregate notional amount of $200 million maturing January 2007. The variable rates approximate the six-month LIBOR and are reset on a semiannual basis.

     We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2002. We also have the capacity to issue approximately $200 million of extendible commercial notes (ECNs). As of December 31, 2001 and 2000, we had no amounts outstanding under our credit facilities or ECNs.

     Our debt agreements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Maturities of commercial paper and debt, excluding the impact of the debt issued in January 2002, for the years ending December 31 are as follows (in millions):


      2002                2003                2004               2005                2006           Thereafter
 ---------------------------------------------------------------------------------------------------------------
   $  684              $  350              $  150             $  400              $   -               $   -
 ---------------------------------------------------------------------------------------------------------------

We made cash payments for interest of $91 million, $68 million and $43 million in 2001, 2000 and 1999, respectively.

PAGE 50 UnitedHealth Group

[8] SHAREHOLDERS' EQUITY

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

We conduct our operations through our wholly-owned subsidiaries. These companies are subject to standards established by the National Association of Insurance Commissioners (NAIC) that, among other things, require them to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. At December 31, 2001, approximately $660 million of our $5.7 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $260 million was segregated for future regulatory capital needs and $230 million was available for general corporate use, including acquisitions and share repurchases. The remaining $170 million consists primarily of public and non-public equity securities held by UnitedHealth Capital, our investment capital business.

     The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intention of maintaining our senior debt ratings in the "A" range, we maintain an aggregate statutory capital and surplus level for our regulated subsidiaries that is significantly higher than the level regulators require. As of December 31, 2001, our regulated subsidiaries had aggregate statutory capital and surplus of approximately $2.0 billion, more than $1.1 billion above the $850 million of required aggregate capital and surplus.

STOCK REPURCHASE PROGRAM

Under our board of directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to restrictions on volume, pricing and timing. During 2001, we repurchased 19.6 million shares for an aggregate of $1.1 billion. Through December 31, 2001, we had repurchased approximately 112.5 million shares for an aggregate cost of $3.7 billion since the program began in November 1997. As of December 31, 2001, we had board of directors' authorization to purchase up to an additional 8.8 million shares of our common stock. In February 2002, the board of directors authorized us to repurchase up to an additional 30 million shares of common stock under the program.

     As part of our share repurchase activities, we have entered into agreements with an independent third party to purchase shares of our common stock, where the number of shares we purchase, if any, depends upon market conditions and other contractual terms. As of December 31, 2001, we had conditional agreements to purchase up to 6.1 million shares of our common stock at various times and prices through 2003, at an average price of approximately $58 per share.

PREFERRED STOCK

At December 31, 2001, we had 10 million shares of $0.001 par value preferred stock authorized for issuance, and no preferred shares issued and outstanding.

DIVIDENDS

On February 12, 2002, the board of directors approved an annual dividend for 2002 of $0.03 per share. The dividend will be paid on April 17, 2002, to shareholders of record at the close of business on April 1, 2002.

[9] STOCK-BASED COMPENSATION PLANS

The company maintains various stock and incentive plans for the benefit of eligible employees and directors. As of December 31, 2001, employee stock and incentive plans allowed for the future granting of up to 29.6 million shares as incentive or non-qualified stock options, stock appreciation rights, restricted stock awards and performance awards. Our non-employee director stock option plan allowed for future granting of 710,000 non-qualified stock options as of December 31, 2001.

PAGE 51 UnitedHealth Group

     Stock options are granted at an exercise price not less than the fair market value of the common stock at the date of grant. They generally vest over four years and may be exercised up to 10 years from the date of grant. Activity under our various stock plans is summarized in the table below (shares in thousands):

                                             2001                               2000                               1999
                                     ------------------------------    ---------------------------    ------------------------------
                                                 Weighted-Average                  Weighted-Average                 Weighted-Average
                                     Shares      Exercise Price        Shares      Exercise Price     Shares        Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at Beginning of Year      38,810         $22                44,080         $19             36,748            $19
Granted                                8,333         $53                 8,516         $30             14,406            $20
Exercised                             (7,716)        $20               (12,331)        $17             (4,666)           $17
Forfeited                             (1,090)        $25                (1,455)        $20             (2,408)           $20
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at End of Year            38,337         $29                38,810         $22             44,080            $19
------------------------------------------------------------------------------------------------------------------------------------
Exercisable at End of Year            19,585         $21                17,367         $20             15,558            $17
------------------------------------------------------------------------------------------------------------------------------------


As of December 31, 2001                             Options Outstanding                         Options Exercisable
                             ---------------------------------------------------------     -----------------------------
                                              Weighted-Average
    Range of                 Number             Remaining         Weighted-Average       Number        Weighted-Average
Exercise Prices            Outstanding      Option Term(years)     Exercise Price      Exercisable      Exercise Price
------------------------------------------------------------------------------------------------------------------------
    $ 0-$20                   6,170              5.4                $   17                 5,253             $  17
    $21-$40                  23,853              7.4                $   24                14,188             $  22
    $41-$70                   8,314              9.1                $   53                   144             $  51
------------------------------------------------------------------------------------------------------------------------
    $ 0-$70                  38,337              7.4                $   29                19,585             $  21
------------------------------------------------------------------------------------------------------------------------

We do not recognize compensation expense in connection with stock option grants because we grant stock options at exercise prices that equal or exceed the fair market value of the stock at the time options are granted. If we had determined compensation expense using fair market values for the stock options, net earnings per common share would have been reduced to the following pro forma amounts:

                                                               2001          2000           1999
------------------------------------------------------------------------------------------------
Net Earnings (in millions)
  As Reported                                                  $913          $736          $ 568
  Pro Forma                                                    $831          $660          $ 531
------------------------------------------------------------------------------------------------
Basic Net Earnings per Common Share
  As Reported                                                  $2.92         $2.27         $1.63
  Pro Forma                                                    $2.66         $2.04         $1.52
------------------------------------------------------------------------------------------------
Diluted Net Earnings per Common Share
  As Reported                                                  $2.79         $2.19         $1.60
  Pro Forma                                                    $2.54         $1.96         $1.50
------------------------------------------------------------------------------------------------
Weighted-Average Fair Value per Share of
  Options Granted                                              $  23         $  14         $  12
------------------------------------------------------------------------------------------------

To determine compensation cost under the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Principal assumptions we used in applying the Black-Scholes model were as follows:

                             2001     2000      1999
----------------------------------------------------
Risk-Free Interest Rate       3.7%     5.0%     6.7%
Expected Volatility          45.9%    49.0%    50.0%
Expected Dividend Yield       0.1%     0.1%     0.1%
Expected Life in Years        4.8      4.5      5.0
----------------------------------------------------

We also maintain a non-leveraged employee stock ownership plan and an employee stock purchase plan. Activity related to these plans was not significant in relation to our consolidated financial results in 2001, 2000 and 1999.

PAGE 52 UnitedHealth Group

[10] INCOME TAXES

Components of the Provision (Benefit) for Income Taxes

Year Ended December 31, (in millions)                     2001       2000     1999
----------------------------------------------------------------------------------
Current
  Federal                                                 $ 524     $ 330    $ 264
  State                                                      45        38       36
----------------------------------------------------------------------------------
    Total Current                                           569       368      300
Deferred                                                    (10)       51       26
----------------------------------------------------------------------------------
    Total Provision                                       $ 559     $ 419    $ 326
----------------------------------------------------------------------------------


Reconciliation of the Tax Provision at the U.S. Federal Statutory Rate to the Provision for Income Taxes

Year Ended December 31, (in millions)                2001            2000           1999
------------------------------------------------------------------------------------------
Tax Provision at the
  U.S. Federal Statutory Rate                       $ 515           $ 404           $ 313
State Income Taxes, net of federal benefit             29              29              24
Tax-Exempt Investment Income                          (21)            (17)            (16)
Non-deductible Amortization                            29              27              25
Charitable Contributions                               --             (18)            (16)
Other, net                                              7              (6)             (4)
------------------------------------------------------------------------------------------
  Provision for Income Taxes                        $ 559           $ 419           $ 326
------------------------------------------------------------------------------------------

Components of Deferred Income Tax Assets and Liabilities

As of December 31, (in millions)                 2001             2000
----------------------------------------------------------------------
Deferred Income Tax Assets
  Accrued Expenses and Allowances              $ 198           $ 126
  Unearned Premiums                               65              74
  Medical Costs Payable and
    Other Policy Liabilities                      84              84
  Net Operating Loss Carryforwards                39              42
  Other                                           30              10
----------------------------------------------------------------------
Subtotal                                         416             336
  Less: Valuation Allowances                     (53)            (56)
----------------------------------------------------------------------
Total Deferred Income Tax Assets                 363             280
----------------------------------------------------------------------

Deferred Income Tax Liabilities
  Capitalized Software Development              (128)            (80)
  Net Unrealized Gains on Investments
    Available for Sale                           (31)            (59)
  Depreciation & Amortization                    (22)            (12)
----------------------------------------------------------------------
Total Deferred Income Tax Liabilities           (181)           (151)
      Net Deferred Income Tax Assets           $ 182           $ 129
----------------------------------------------------------------------

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. The valuation allowance primarily relates to future tax benefits on certain purchased domestic and foreign net operating loss carryforwards.

     We made cash payments for income taxes of $384 million in 2001, $352 million in 2000 and $214 million in 1999. We increased additional paid-in capital and reduced income taxes payable by $133 million in 2001, $116 million in 2000 and $23 million in 1999 to reflect the tax benefit we received upon the exercise of non-qualified stock options.

     The company, together with its wholly-owned subsidiaries, files a consolidated federal income tax return. Tax returns for fiscal years 1998 and 1999 are currently being examined by the Internal Revenue Service. We do not believe any adjustments that may result will have a significant impact on our consoli-

PAGE 53 UnitedHealth Group
dated operating results or financial position. Examinations for the 1996 and 1997 tax years have been completed and did not have a significant impact on our consolidated operating results or financial position.

[11] COMMITMENTS AND CONTINGENCIES

LEASES

We lease facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2011. Rent expense under all operating leases was $135 million in 2001, $132 million in 2000 and $129 million in 1999.

     At December 31, 2001, future minimum annual lease payments, net of sublease income, under all noncancelable operating leases were as follows (in millions):

           2002               2003               2004               2005               2006           Thereafter
------------------------------------------------------------------------------------------------------------------
          $  99              $  90              $  77              $  68              $  60             $ 224

SERVICE AGREEMENTS

In 1995 and 1996, we entered into three separate contracts for certain data center operations and support, and network and voice communication services, each with an approximate term of 10 years. Expenses incurred in connection with these agreements were $196 million in 2001, $182 million in 2000 and $172 million in 1999.

LEGAL MATTERS

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. These matters include: claims relating to health care benefits coverage; medical malpractice actions; allegations of anti-competitive and unfair business activities; disputes over compensation and termination of contracts including those with physicians and other health care providers; disputes related to our administrative services, including actions alleging claim administration errors and failure to disclose rate discounts and other fee and rebate arrangements; disputes over benefit copayment calculations; claims related to disclosure of certain business practices; and claims relating to customer audits and contract performance.

     In 1999, a number of class action lawsuits were filed against us and virtually all major entities in the health benefits business. The suits are purported class actions on behalf of certain customers and physicians for alleged breaches of federal statutes, including the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Racketeer Influenced Corrupt Organization Act (RICO). Although the results of pending litigation are always uncertain, we do not believe the results of any such actions, including those described above, currently threatened or pending will, individually or in aggregate, have a material adverse effect on our results of operations or financial position.

GOVERNMENT REGULATION

Our business is regulated domestically at federal, state and local levels, and internationally. The laws and rules governing our business are subject to frequent change, and agencies have broad latitude to administer those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability related to coverage interpretations or other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

     We are also subject to various governmental reviews, audits and investigations. However, we do not believe the results of any of the current audits, individually or in the aggregate, will have a material adverse effect on our financial position or results of operations.

[12] SEGMENT FINANCIAL INFORMATION

Factors used in determining our reportable business segments include the nature of operating activities, existence of separate senior management teams, and the type of information presented to the company's chief operating decision-maker to evaluate our results of operations.

PAGE 54 UnitedHealth Group

     Our accounting policies for business segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2). Transactions between business segments principally consist of customer service and claim processing services Uniprise provides to UnitedHealthcare, certain product offerings sold to Uniprise and UnitedHealthcare customers by Specialized Care Services, and sales of medical benefits cost, quality and utilization data and predictive modeling to UnitedHealthcare by Ingenix. These transactions are recorded at management's best estimate of fair value, as if the services were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital or working capital for non-regulated businesses. The "Corporate and Eliminations" column includes companywide costs associated with core process improvement initiatives, net expenses from charitable contributions to the UnitedHealth Foundation, and eliminations of intersegment transactions. In accordance with accounting principles generally accepted in the United States, segments with similar economic characteristics may be combined. The financial results of UnitedHealthcare and Ovations have been combined in the Health Care Services segment column in the tables presented on this page because both businesses have similar products and services, types of customers, distribution methods and operational processes, and both operate in a similar regulatory environment (in millions):

                                                                                                       Corporate
                                   Health Care                     Specialized                           and
2001                                Services          Uniprise    Care Services        Ingenix        Eliminations     Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES -- EXTERNAL CUSTOMERS      $20,259          $ 1,841          $   734          $   339          $    --           $23,173
REVENUES -- INTERSEGMENT                 --              587              504              108           (1,199)               --
INVESTMENT AND OTHER INCOME             235               34               16               --               (4)              281
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                      $20,494          $ 2,462          $ 1,254          $   447          $(1,203)          $23,454
-----------------------------------------------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS            $   944          $   374          $   214          $    48          $   (14)          $ 1,566
TOTAL ASSETS(1)                     $ 9,014          $ 1,737          $   848          $   771          $  (200)          $12,170
NET ASSETS(1)                       $ 3,408          $ 1,020          $   514          $   646          $  (158)          $ 5,430

PURCHASES OF PROPERTY, EQUIPMENT
    AND CAPITALIZED SOFTWARE        $   152          $   171          $    33          $    69          $    --           $   425
DEPRECIATION AND AMORTIZATION       $   101          $    81          $    33          $    50          $    --           $   265
-----------------------------------------------------------------------------------------------------------------------------------
2000
-----------------------------------------------------------------------------------------------------------------------------------
Revenues -- External Customers      $18,502          $ 1,595          $   503          $   290          $    --           $20,890
Revenues -- Intersegment                 --              520              461               85           (1,066)               --
Investment and Other Income             194               25               10               --                3               232
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                      $18,696          $ 2,140          $   974          $   375          $(1,063)          $21,122
-----------------------------------------------------------------------------------------------------------------------------------

Earnings From Operations            $   739          $   289          $   174          $    32          $   (34)          $ 1,200
Total Assets(1)                     $ 8,118          $ 1,578          $   525          $   730          $  (133)          $10,818
Net Assets(1)                       $ 3,085          $   978          $   276          $   617          $  (113)          $ 4,843

Purchases of Property, Equipment
    and Capitalized Software        $    88          $    94          $    28          $    35          $    --           $   245
Depreciation and Amortization       $   100          $    75          $    25          $    47          $    --           $   247
-----------------------------------------------------------------------------------------------------------------------------------

1999
-----------------------------------------------------------------------------------------------------------------------------------
Revenues -- External Customers      $17,419          $ 1,398          $   328          $   198          $    --           $19,343
Revenues -- Intersegment                 --              445              393               59             (897)               --
Investment and Other Income             162               22                5                1               29               219
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                      $17,581          $ 1,865          $   726          $   258          $  (868)          $19,562
-----------------------------------------------------------------------------------------------------------------------------------

Earnings From Operations            $   578          $   222          $   128          $    25          $   (10)          $   943
Total Assets(1)                     $ 7,364          $ 1,411          $   446          $   683          $   206           $10,110
Net Assets(1)                       $ 2,892          $   953          $   230          $   573          $   221           $ 4,869
-----------------------------------------------------------------------------------------------------------------------------------

Purchases of Property, Equipment
    and Capitalized Software        $    69          $    71          $    28          $    28          $    --           $   196
Depreciation and Amortization       $    97          $    76          $    23          $    37          $    --           $   233
-----------------------------------------------------------------------------------------------------------------------------------

--------
(1) Total Assets and Net Assets exclude, where applicable, debt and accrued interest of $1,603 million, $1,222 million and $1,002 million, income tax-related assets of $316 million, $235 million and $163 million, and income tax-related liabilities of $252 million, $168 million and $167 million as of December 31, 2001, 2000 and 1999, respectively.

PAGE 55 UnitedHealth Group

[13] QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                           For the Quarter Ended
(in millions, except per share data)                        March 31      June 30       September 30   December 31
------------------------------------------------------------------------------------------------------------------
2001
REVENUES                                                    $ 5,680       $  5,813       $  5,941      $  6,020
MEDICAL AND OPERATING EXPENSES                              $ 5,315       $  5,429       $  5,545      $  5,599
EARNINGS FROM OPERATIONS                                    $   365       $    384       $    396      $    421
NET EARNINGS                                                $   212       $    223       $    231      $    247
BASIC NET EARNINGS PER COMMON SHARE                         $  0.67       $   0.71       $   0.75      $   0.79
DILUTED NET EARNINGS PER COMMON SHARE                       $  0.64       $   0.68       $   0.71      $   0.76
------------------------------------------------------------------------------------------------------------------

2000
Revenues                                                    $ 5,099       $  5,220       $  5,369      $  5,434
Medical and Operating Expenses                              $ 4,826       $  4,932       $  5,060      $  5,104
Earnings From Operations                                    $   273       $    288       $    309      $    330
Net Earnings                                                $   174(1)    $    170       $    182      $    210(2)
Basic Net Earnings per Common Share                         $  0.53       $   0.52       $   0.56      $   0.66
Diluted Net Earnings per Common Share                       $  0.52(1)    $   0.50       $   0.54      $   0.63(2)
------------------------------------------------------------------------------------------------------------------

-------
(1) Includes a $14 million, net permanent tax benefit related to the contribution of UnitedHealth Capital investments to the UnitedHealth Foundation. Excluding this benefit, Net Earnings and Diluted Net Earnings per Common Share were $160 million and $0.48 per share, respectively.

(2) Includes a $27 million gain ($17 million after tax) related to the disposition of UnitedHealth Capital investments. Excluding this gain, Net Earnings and Diluted Net Earnings per Common Share were $193 million and $0.58 per share, respectively.

PAGE 56 UnitedHealth Group

REPORT OF MANAGEMENT

The management of UnitedHealth Group is responsible for the integrity and objectivity of the consolidated financial information contained in this annual report. The consolidated financial statements and related information were prepared according to accounting principles generally accepted in the United States and include some amounts that are based on management's best estimates and judgments.

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

WILLIAM W. MCGUIRE, MD
Chairman and Chief Executive Officer

STEPHEN J. HEMSLEY
President and Chief Operating Officer

PATRICK J. ERLANDSON
Chief Financial Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and
Directors of UnitedHealth Group Incorporated:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated (a Minnesota Corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UnitedHealth Group Incorporated and its Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
January 24, 2002

PAGE 57 UnitedHealth Group

CORPORATE AND BUSINESS LEADERS

UNITEDHEALTH GROUP

WILLIAM W. MCGUIRE, MD
Chairman and Chief Executive Officer

STEPHEN J. HEMSLEY
President and Chief Operating Officer

PATRICK J. ERLANDSON
Chief Financial Officer

DAVID J. LUBBEN
General Counsel

JEANNINE M. RIVET
Executive Vice President

JAMES B. HUDAK
Chief Executive Officer
UnitedHealth Technologies

REED V. TUCKSON, MD
Senior Vice President
Consumer Health and
Medical Care Advancement

L. ROBERT DAPPER
Senior Vice President
Human Capital

JOHN S. PENSHORN
Director of Capital Markets Communications and Strategy

UNITEDHEALTHCARE

ROBERT J. SHEEHY
Chief Executive Officer

OVATIONS

LOIS QUAM
Chief Executive Officer

UNIPRISE

R. CHANNING WHEELER
Chief Executive Officer

SPECIALIZED CARE SERVICES

RONALD B. COLBY
Chief Executive Officer

INGENIX

JEANNINE M. RIVET
Chief Executive Officer


BOARD OF DIRECTORS


WILLIAM C. BALLARD, JR.
Of Counsel
Greenebaum, Doll & McDonald
Louisville, Kentucky, law firm

RICHARD T. BURKE
Former Chief Executive Officer
and Governor
Phoenix Coyotes
National Hockey League team

STEPHEN J. HEMSLEY
President and
Chief Operating Officer
UnitedHealth Group

JAMES A. JOHNSON
Vice Chairman
Perseus, LLC
Private merchant banking
and investment firm

THOMAS H. KEAN
President
Drew University

DOUGLAS W. LEATHERDALE
Former Chairman and
Chief Executive Officer
The St. Paul Companies, Inc.
Insurance and related services

WILLIAM W. MCGUIRE, MD
Chairman and
Chief Executive Officer
UnitedHealth Group

WALTER F. MONDALE
Partner
Dorsey & Whitney LLP
Minneapolis, Minnesota, law firm

MARY O. MUNDINGER, RN, DRPH
Dean and Centennial Professor in Health Policy, School of Nursing, and Associate Dean, Faculty of Medicine Columbia University

ROBERT L. RYAN
Senior Vice President and
Chief Financial Officer
Medtronic, Inc.
Medical technology company

DONNA E. SHALALA, PHD
President
University of Miami

WILLIAM G. SPEARS
Managing Partner
Spears Grisanti &
Brown LLC
New York City-based investment
counseling and management firm

GAIL R. WILENSKY, PHD
Senior Fellow
Project HOPE
International health foundation

AUDIT COMMITTEE

WILLIAM C. BALLARD, JR.
JAMES A. JOHNSON
DOUGLAS W. LEATHERDALE
ROBERT L. RYAN

COMPENSATION AND HUMAN RESOURCES COMMITTEE

THOMAS H. KEAN
MARY O. MUNDINGER
WILLIAM G. SPEARS

COMPLIANCE AND GOVERNMENT AFFAIRS COMMITTEE

RICHARD T. BURKE
WALTER F. MONDALE
GAIL R. WILENSKY

EXECUTIVE COMMITTEE

WILLIAM C. BALLARD, JR.
DOUGLAS W. LEATHERDALE
WILLIAM W. MCGUIRE
WILLIAM G. SPEARS

NOMINATING COMMITTEE

WILLIAM C. BALLARD, JR.
THOMAS H. KEAN
DOUGLAS W. LEATHERDALE
WILLIAM W. MCGUIRE
WILLIAM G. SPEARS

PAGE 58 UnitedHealth Group

FINANCIAL PERFORMANCE AT A GLANCE

GROWTH & PROFITS -- CONSOLIDATED(1)
(in millions, except per share data)                             2001                 2000                1999
---------------------------------------------------------------------------------------------------------------
Revenues                                                     $ 23,454             $ 21,122            $ 19,562
Continuing Markets Revenue Growth Rate                             15%                  12%                 13%

Earnings From Operations                                     $  1,566             $  1,200            $    943
Operating Margin                                                  6.7%                 5.7%                4.8%
Return on Net Assets                                             30.7%                25.5%               19.8%

Net Earnings                                                 $    913             $    705            $    563
Net Margin                                                        3.9%                 3.3%                2.9%

Diluted Net Earnings per Share                               $   2.79             $   2.10            $   1.59

GROWTH & PROFITS -- BY SEGMENT
(in millions)                                                    2001                 2000                 1999
---------------------------------------------------------------------------------------------------------------
HEALTH CARE SERVICES
  Revenues                                                   $  20,494              $18,696            $ 17,581
  Earnings From Operations                                   $     944              $   739            $    578
  Operating Margin                                                4.6%                  4.0%                3.3%
  Return on Net Assets                                           29.2%                 24.6%               20.6%
UNIPRISE
  Revenues                                                   $  2,462               $ 2,140            $  1.865
  Earnings From Operations                                   $    374               $   289            $    222
  Operating Margin                                              15.2%                  13.5%               11.9%
  Return on Net Assets                                          37.2%                  30.6%               22.6%
SPECIALIZED CARE SERVICES
  Revenues                                                   $ 1,254                $   974            $    726
  Earnings From Operations                                   $   214                $   174            $    128
  Operating Margin                                              17.1%                  17.9%               17.6%
  Return on Net Assets                                          59.1%                  68.8%               80.0%
INGENIX
  Revenues                                                   $   447                $   375            $    258
  Earnings From Operations                                   $    48                $    32            $     25
  Operating Margin                                              10.7%                   8.5%                9.7%
  Return on Net Assets                                           7.5%                   5.2%                5.4%


CAPITAL ITEMS
(in millions, except per share data)                             2001                 2000                 1999
---------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities                         $ 1,844              $  1,521            $ 1,189

Capital Expenditures                                         $   425              $    245            $   196

Consideration Paid or Issued for Acquisitions                $   255              $     76            $   334

Debt to Total Capital                                           28.9%                 24.7%              20.4%

Return on Shareholders' Equity                                  24.5%                 19.0%              14.1%

Year-End Market Capitalization                               $21,841              $ 19,470            $ 8,896

Year-End Common Share Price                                  $ 70.77              $  61.38            $ 26.56

-------------------------------------------------------------------------------

(1) Excludes nonrecurring items in 1999 and 2000, as described in footnotes 1 and 2 at the bottom of page 22.

PAGE 59 UnitedHealth Group

INVESTOR INFORMATION

MARKET PRICE OF COMMON STOCK
The following table shows the range of high and low sales prices for the company's stock as reported on the New York Stock Exchange for the calendar periods shown through February 25, 2002. These prices do not include commissions or fees associated with purchasing or selling this security.

                                  HIGH         LOW
----------------------------------------------------
2002
First Quarter
   Through February 25, 2002     $75.75      $ 68.52
----------------------------------------------------

2001
First Quarter                    $64.36       $50.50
Second Quarter                   $67.40       $52.50
Third Quarter                    $70.00       $58.80
Fourth Quarter                   $72.80       $62.42
----------------------------------------------------

2000
First Quarter                    $32.33       $23.18
Second Quarter                   $44.50       $28.88
Third Quarter                    $50.56       $39.06
Fourth Quarter                   $63.44       $48.63
----------------------------------------------------

As of February 25, 2002, the company had 12,970 shareholders of record.

ACCOUNT QUESTIONS
Our transfer agent, Wells Fargo, can help you with a variety of shareholder-related services, including:
     Change of address
     Lost stock certificates
     Transfer of stock to another person
     Additional administrative services

You can call our transfer agent at (800) 468-9716 or locally at (651) 450-4064.

You can write them at:
     Wells Fargo Shareowner Services
     P.O. Box 64854
     Saint Paul, Minnesota 55164-0854

Or you can e-mail our transfer agent at:
     stocktransfer@wellsfargo.com

INVESTOR RELATIONS
You can contact UnitedHealth Group Investor Relations any time to order, without charge, financial documents, such as the annual report and Form 10-K. You can write to us at:
     Investor Relations, MN008-T930
     UnitedHealth Group
     P.O. Box 1459
     Minneapolis, Minnesota 55440-1459

ANNUAL MEETING
We invite UnitedHealth Group shareholders to attend our annual meeting, which will be held on Wednesday, May 15, 2002, at 10 a.m., at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota.

DIVIDEND POLICY
UnitedHealth Group's dividend policy was established by its board of directors in August 1990. The policy requires the board to review the company's audited financial statements following the end of each fiscal year and decide whether it is advisable to declare a dividend on the outstanding shares of common stock.

     Shareholders of record on April 2, 2001, received an annual dividend for 2001 of $0.03 per share. On February 12, 2002, the board of directors approved an annual dividend for 2002 of $0.03 per share. The dividend will be paid on April 17, 2002, to shareholders of record at the close of business on April 1, 2002.

STOCK LISTING
The company's common stock is traded on the New York Stock Exchange under the symbol UNH.

INFORMATION ONLINE
You can view our annual report and obtain more information about UnitedHealth Group and its businesses via the Internet at:

     www.unitedhealthgroup.com