Form 10-K, Exhibit 13
period 2002-12-31
UNITEDHEALTH GROUP INC
filed 2003-03-19
CIK 731766

                                                                               .
                                                                               .
                                                                               .
                                                                      EXHIBIT 13

                              FINANCIAL HIGHLIGHTS

                                                                    For the Year Ended December 31,
(in millions, except per share data)              2002          2001          2000           1999            1998
                                                --------      --------      --------        --------        --------
CONSOLIDATED OPERATING RESULTS
Revenues                                        $ 25,020      $ 23,454      $ 21,122        $ 19,562        $ 17,355
                                                --------      --------      --------        --------        --------
Earnings (Loss) From Operations                 $  2,186      $  1,566      $  1,200        $    943        $    (42)(3)
Net Earnings (Loss)                             $  1,352      $    913      $    736(1)     $    568(2)     $   (166)
Net Earnings (Loss) Applicable
                  to Common Shareholders        $  1,352      $    913      $    736        $    568        $   (214)(3)
Return on Shareholders' Equity                      33.0%         24.5%         19.8%(1)        14.1%             na(3)
                                                --------      --------      --------        --------        --------
Basic Net Earnings (Loss)
                  per Common Share              $   4.46      $   2.92      $   2.27        $   1.63        $  (0.56)
Diluted Net Earnings (Loss)
                  per Common Share              $   4.25      $   2.79      $   2.19(1)     $   1.60(2)     $  (0.56)(3)
                                                --------      --------      --------        --------        --------
Common Stock Dividends per Share                $   0.03      $   0.03      $   0.02        $   0.02        $   0.02
                                                --------      --------      --------        --------        --------

CONSOLIDATED CASH FLOWS
                  FROM OPERATING ACTIVITIES     $  2,423      $  1,844      $  1,521        $  1,189        $  1,071
                                                --------      --------      --------        --------        --------

CONSOLIDATED FINANCIAL CONDITION
(As of December 31)
Cash and Investments                            $  6,329      $  5,698      $  5,053        $  4,719        $  4,424
Total Assets                                    $ 14,164      $ 12,486      $ 11,053        $ 10,273        $  9,675
Debt                                            $  1,761      $  1,584      $  1,209        $    991        $    708
Shareholders' Equity                            $  4,428      $  3,891      $  3,688        $  3,863        $  4,038
Debt-to-Total-Capital Ratio                         28.5%         28.9%         24.7%           20.4%           14.9%

na - not applicable

Financial Highlights and Results of Operations should be read together with the accompanying Consolidated Financial Statements and Notes.

(1) 2000 results include a $14 million net permanent tax benefit related to the contribution of UnitedHealth Capital investments to the United Health Foundation and a $27 million gain ($17 million after tax) related to a separate disposition of UnitedHealth Capital investments. Excluding these items, 2000 net earnings and diluted net earnings per common share were $705 million and $2.10 per share, and return on shareholders' equity was 19.0%.

(2) 1999 results include a net permanent tax benefit primarily related to the contribution of UnitedHealth Capital investments to the United Health Foundation. Excluding this benefit, net earnings and diluted net earnings per common share were $563 million and $1.59 per share.

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

                                       19
                               UnitedHealth Group

                              RESULTS OF OPERATIONS


2002 FINANCIAL PERFORMANCE HIGHLIGHTS

2002 was a record year for UnitedHealth Group as the company continued strong diversified growth across its business segments and realized diluted net earnings per common share of $4.25, up 52% over 2001 on a reported basis and up 38% on a FAS No. 142 comparable reporting basis(1). Other financial performance highlights include:

> Revenues of $25.0 billion, a 7% increase over 2001.

> Operating earnings of $2.2 billion, up 40% over 2001 on a reported basis and up 32% on a FAS No. 142 comparable reporting basis.

> Net earnings of nearly $1.4 billion, a 48% increase over 2001 on a reported basis and a 35% increase on a FAS No. 142 comparable reporting basis.

> Operating cash flows of more than $2.4 billion, an increase of 31% over 2001.

> Consolidated operating margin of 8.7%, up from 6.7% in 2001 on a reported basis and up from 7.1% on a FAS No. 142 comparable reporting basis, driven by operational and productivity improvements, improved margins on risk-based products, and a product mix shift from risk-based products to higher-margin, fee-based products.

> Return on shareholders' equity of 33.0%, up from 24.5% in 2001 on a reported basis and up from 26.8% on a FAS No. 142 comparable reporting basis.


2002 RESULTS COMPARED TO 2001 RESULTS


CONSOLIDATED FINANCIAL RESULTS

Revenues

Revenues are comprised of premium revenues from risk-based products; service revenues, which primarily include fees for management, administrative and consulting services; and investment and other income.

     Premium revenues are derived from risk-based arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding health care services and related administrative costs. Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services, transaction processing, customer, consumer and care provider services, and access to contracted networks of physicians, hospitals and other health care professionals.

     Consolidated revenues increased by approximately $1.6 billion, or 7%, in 2002 to $25.0 billion. Strong growth across our business segments was partially offset by the impact of targeted withdrawals from unprofitable risk-based arrangements with customers using multiple health benefit carriers, and withdrawals and benefit design changes in our Medicare+Choice product offering in certain markets.


(1) On January 1, 2002, UnitedHealth Group adopted Statement of Financial Accounting Standards (FAS) No. 142, "Goodwill and Other Intangible Assets," which eliminated the amortization of goodwill. To enhance analysis, the FAS No. 142 comparable reporting basis excludes $93 million ($89 million after tax effect) of goodwill amortization from 2001 results.


                                      {20}
                               UnitedHealth Group

Following is a discussion of 2002 consolidated revenue trends for each revenue component.

Premium Revenues Consolidated premium revenues in 2002 totaled $21.9 billion, an increase of $1.2 billion, or 6%, compared with 2001.

     Premium revenues from UnitedHealthcare's commercial risk-based products increased by approximately $1.2 billion, or 10%, to $12.9 billion in 2002. Average net premium rate increases exceeded 13% on UnitedHealthcare's renewing commercial risk-based business. This increase was partially offset by the effects of targeted withdrawals from unprofitable risk-based arrangements with customers using multiple health benefit carriers and a shift in product mix from risk-based to fee-based products. During 2002, the number of individuals served by UnitedHealthcare commercial risk-based products decreased by 180,000, or 3%.

     Premium revenues from state-sponsored Medicaid and federally sponsored Medicare+Choice programs decreased by $400 million, or 11%, to $3.2 billion in 2002. Premium revenues from Medicare+Choice programs decreased by $850 million to $1.6 billion because of planned withdrawals and benefit design changes in certain markets, undertaken in response to insufficient Medicare program reimbursement rates. Premium revenues from Medicaid programs increased by $450 million to $1.6 billion in 2002. More than half of this increase, $240 million, related to the acquisition of AmeriChoice on September 30, 2002.

     The balance of premium revenue growth in 2002 included a $240 million increase in Health Care Services' premium revenues driven by an increase in the number of individuals served by both Ovations' Medicare supplement products provided to AARP members and by its Evercare business. In addition, Specialized Care Services realized a $140 million increase in premium revenues in 2002.

Service Revenues Service revenues in 2002 totaled $2.9 billion, an increase of $404 million, or 16%, over 2001. The increase in service revenues was driven primarily by aggregate growth of 11% in individuals served by Uniprise and UnitedHealthcare under fee-based arrangements. Uniprise and UnitedHealthcare service revenues grew by an aggregate of $230 million during 2002. Additionally, revenues from Ovations' Pharmacy Services business, established in June 2001, increased by approximately $110 million as it was in operation for the full year in 2002.

Investment and Other Income Investment and other income in 2002 totaled $220 million, a decrease of $61 million, or 22%, from 2001. Interest income decreased by $32 million due to lower interest yields on investments in 2002 compared with 2001, partially offset by the impact of increased levels of cash and fixed-income investments. Net realized capital losses in 2002 were $18 million, compared to net realized capital gains of $11 million in 2001. The 2002 net realized capital losses were mainly due to sales of investments in debt securities of certain companies in the telecommunications industry and impairments recorded on certain UnitedHealth Capital equity investments. The losses were partially offset by capital gains on sales of investments in other debt securities.


                                      {21}
                               UnitedHealth Group

Medical Costs

The combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

     The consolidated medical care ratio decreased from 85.3% in 2001 to 83.0% in 2002. Excluding the AARP business(1), the medical care ratio decreased by 250 basis points from 83.9% in 2001 to 81.4% in 2002. Approximately 90 basis points of the medical care ratio decrease resulted from targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple health benefit carriers and a shift in commercial customer mix, with a larger percentage of premium revenues derived from our small business customers. These employer groups typically have a lower medical care ratio, but carry higher operating costs than larger customers. Additionally, the impact of withdrawals and benefit design changes in certain Medicare markets pertaining to our Medicare+Choice offering improved the medical care ratio by approximately 90 basis points. The balance of the decrease in the medical care ratio was primarily driven by changes in product and business mix, care management activities and net premium rate increases that exceeded overall medical benefit cost increases.

     On an absolute dollar basis, consolidated medical costs increased by $548 million, or 3%, over 2001. This increase principally resulted from a rise in medical costs of approximately 12%, or $2.1 billion, driven by the combination of medical cost inflation and increased health care consumption. Partially offsetting this increase, medical costs decreased by approximately $1.4 billion resulting from net reductions in the number of people receiving benefits under our Medicare and commercial risk-based products. The balance of the decrease in medical costs was driven primarily by changes in benefit designs in certain Medicare markets.

Operating Costs

The operating cost ratio (operating costs as a percentage of total revenues) was 17.5% in 2002, compared with 17.0% in 2001. Changes in productivity and revenue mix affect the operating cost ratio. Our fee-based products and services, which are growing at a faster rate than our premium-based products, have much higher operating cost ratios than our premium-based products. In addition, our Medicare business, which has relatively low operating costs as a percentage of revenues, has decreased in size relative to our overall operations. Using a revenue mix comparable to 2001, the 2002 operating cost ratio would have decreased by approximately 20 basis points, representing the equivalent of a $50 million year-over-year reduction in operating costs. This decrease was principally driven by operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives, primarily in the form of reduced labor and occupancy costs supporting our transaction processing and customer service, billing and enrollment functions. The impact of these efficiencies was partially offset by the incremental costs associated with the development, deployment, adoption and maintenance of new technology releases as well as increased business self-insurance costs during 2002.

     On an absolute dollar basis, operating costs increased by $408 million, or 10%, over 2001. This increase was driven by a 7% increase in total individuals served by Health Care Services and Uniprise during 2002, general operating cost inflation and the additional costs associated with acquired businesses.


(1) Premium revenues and medical costs from the AARP business were $3.7 billion and $3.4 billion, respectively, in 2002 and $3.6 billion and $3.3 billion, respectively, in 2001. Underwriting gains or losses related to the AARP business are recorded as an increase or decrease to a rate stabilization fund as described in Note 4 to the Consolidated Financial Statements.

                                      {22}
                               UnitedHealth Group

Depreciation and Amortization

Depreciation and amortization was $255 million in 2002 and $265 million in 2001. This decrease was due to $93 million of amortization expense in 2001 recorded for goodwill, which is no longer amortized in 2002 pursuant to FAS No. 142. This decrease was largely offset by $83 million of additional depreciation and amortization resulting from higher levels of equipment and capitalized software as a result of technology enhancements and business growth.

Income Taxes

Our effective income tax rate was 35.5% in 2002 and 38.0% in 2001. The decrease was primarily due to the impact of non-tax-deductible goodwill amortization that is no longer amortized for financial reporting purposes, as required by FAS No.
142. Assuming FAS No. 142 was effective during 2001, the effective tax rate would have been approximately 36.0% during 2001.

BUSINESS SEGMENTS

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):


REVENUES                                                                   Percent
                                            2002            2001            Change
                                        ------------    ------------    ------------

Health Care Services                    $     21,644    $     20,494               6%
Uniprise                                       2,713           2,462              10%
Specialized Care Services                      1,509           1,254              20%
Ingenix                                          491             447              10%
Corporate and Eliminations                    (1,337)         (1,203)             nm
                                        ------------    ------------    ------------
   Consolidated Revenues                $     25,020    $     23,454               7%
                                        ------------    ------------    ------------

EARNINGS FROM OPERATIONS
                                                                 2001                 Percent
                                              2002       Reported    Adjusted(1)     Change(1)
                                           ----------   ----------   -----------    ----------

Health Care Services                       $    1,336   $      944    $      982            36%
Uniprise                                          509          374           402            27%
Specialized Care Services                         286          214           220            30%
Ingenix                                            55           48            69           (20%)
                                           ----------   ----------    ----------    ----------
   Total Operating Segments                     2,186        1,580         1,673            31%
Corporate                                          --          (14)          (14)           nm
                                           ----------   ----------    ----------    ----------
   Consolidated Earnings From Operations   $    2,186   $    1,566    $    1,659            32%
                                           ----------   ----------    ----------    ----------

nm -- not meaningful

(1) Adjusted to exclude $93 million of amortization expense associated with goodwill. Pursuant to FAS No. 142, which we adopted effective January 1, 2002, goodwill is no longer amortized. Where applicable, the percent change is calculated comparing the 2002 results to the 2001 "Adjusted" results.


                                      {23}
                               UnitedHealth Group

Health Care Services

The Health Care Services segment consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare coordinates network-based health and well-being services on behalf of local employers and consumers. Ovations delivers health and well-being services for Americans age 50 and older. AmeriChoice facilitates and manages health care services for state Medicaid programs and their beneficiaries.

     Health Care Services posted record revenues of $21.6 billion in 2002, an increase of approximately $1.2 billion, or 6%, over 2001. The increase in revenues primarily resulted from an increase of approximately $1.2 billion in UnitedHealthcare's commercial premium revenues. This was driven by average net premium rate increases in excess of 13% on renewing commercial risk-based business, partially offset by the effects of targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple health benefit carriers. Premium revenues from Medicaid programs increased by $450 million in 2002, of which $240 million related to the acquisition of AmeriChoice on September 30, 2002. Offsetting these increases, Medicare+Choice premium revenues decreased by $850 million as a result of planned withdrawals and benefit design changes in certain markets in response to insufficient Medicare program reimbursement rates. The balance of Health Care Services' revenue growth in 2002 includes a $240 million increase in Ovations' revenues driven by an increase in individuals served by both its Medicare supplement products provided to AARP members and its Evercare business, and a $140 million increase in revenues from its Pharmacy Services business, established in June 2001.

     Health Care Services realized earnings from operations of $1.3 billion in 2002, an increase of $392 million, or 42%, over 2001 on a reported basis, and an increase of $354 million, or 36%, over 2001 on a FAS No. 142 comparable reporting basis. This increase primarily resulted from improved gross margins on UnitedHealthcare's commercial risk-based products, revenue growth and operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives, principally in the form of reduced labor and occupancy costs supporting transaction processing and customer service, billing and enrollment functions. Health Care Services' operating margin increased to 6.2% in 2002 from 4.6% on a reported basis and from 4.8% on a FAS No. 142 comparable reporting basis in 2001. This increase was driven by a combination of an improved medical care ratio, productivity improvements and a shift in product mix from risk-based products to higher-margin, fee-based products.

     UnitedHealthcare's commercial medical care ratio decreased by 230 basis points from 84.1% in 2001 to 81.8% in 2002. Approximately 130 basis points of the commercial medical care ratio decrease resulted from targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple carriers and a shift in commercial customer mix, with a larger percentage of premium revenues derived from small business customers. These employer groups typically have a lower medical care ratio, but carry higher operating costs than larger customers. The balance of the decrease in the commercial medical care ratio was primarily driven by changes in product mix, care management activities and net premium rate increases that exceeded overall medical benefit cost increases.

                                      {24}
                               UnitedHealth Group

     The number of individuals served by UnitedHealthcare's commercial products increased by 230,000, or 3%, during 2002. This included an increase of 410,000, or 18%, in the number of individuals served with fee-based products, driven by new customer relationships and customers converting from risk-based products during 2002. This increase was partially offset by a decrease of 180,000, or 3%, in individuals served by risk-based products, driven by customers converting to self-funded, fee-based arrangements and UnitedHealthcare's targeted withdrawal of risk-based product offerings from unprofitable arrangements with customers using multiple health benefit carriers.

     UnitedHealthcare's year-over-year Medicare enrollment decreased 35% because of market withdrawals and benefit design changes. These actions were taken in response to insufficient Medicare program reimbursement rates in specific counties and were intended to preserve profit margins and better position the Medicare program for long-term success. UnitedHealthcare will continue to evaluate Medicare markets and, where necessary, take actions that may result in further withdrawals of Medicare product offerings or reductions in enrollment, when and as permitted by its contracts with CMS (Centers for Medicare and Medicaid Services).

     UnitedHealthcare's year-over-year Medicaid enrollment increased by 390,000, largely due to the acquisition of AmeriChoice on September 30, 2002, which served approximately 360,000 individuals as of the acquisition date.

     The following table summarizes individuals served, by major market segment and funding arrangement, as of December 31(1):

(in thousands)                             2002           2001
                                       ------------   ------------
Commercial
   Risk-Based                                 5,070          5,250
   Fee-Based                                  2,715          2,305
                                       ------------   ------------
      Total Commercial                        7,785          7,555
                                       ------------   ------------
Medicare                                        225            345
Medicaid                                      1,030            640
                                       ------------   ------------
      Total Government Programs               1,255            985
                                       ------------   ------------
         Total                                9,040          8,540
                                       ------------   ------------

(1) Excludes individuals served by Ovations' Medicare supplement products provided to AARP members.

Uniprise

Uniprise provides health and well-being access and services, business-to-business transaction processing services, consumer connectivity and technology support services to large employers and health plans. Uniprise revenues were $2.7 billion in 2002, up $251 million, or 10%, over 2001. This increase was driven primarily by an 8% increase in Uniprise's customer base. Uniprise served 8.6 million individuals as of December 31, 2002, and 8.0 million individuals as of December 31, 2001.

     Uniprise earnings from operations grew by $135 million, or 36%, over 2001 on a reported basis, and by $107 million, or 27%, over 2001 on a FAS No. 142 comparable reporting basis. Operating margin improved to 18.8% in 2002 from 15.2% on a reported basis and from 16.3% on a FAS No. 142 comparable reporting basis in 2001. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives, primarily in the form of reduced labor and occupancy costs supporting its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise's infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.


                                      {25}
                               UnitedHealth Group

Specialized Care Services

Specialized Care Services is a portfolio of health and well-being businesses, each serving a specialized market need with a unique blend of benefits, networks, services and resources. Specialized Care Services had revenues of $1.5 billion in 2002, an increase of $255 million, or 20%, over 2001. This increase was principally driven by $140 million of revenue growth from Spectera, its vision care benefits business acquired in October 2001, and an increase in the number of individuals served by United Behavioral Health, its mental health benefits business, and Dental Benefit Providers, its dental services business.

     Earnings from operations reached $286 million in 2002, an increase over 2001 of $72 million, or 34%, on a reported basis and $66 million, or 30%, on a FAS No. 142 comparable reporting basis. Specialized Care Services' operating margin increased to 19.0% in 2002, up from 17.1% on a reported basis and from 17.5% on a FAS No. 142 comparable reporting basis in 2001. This increase was driven by operational and productivity improvements, partially offset by a shifting business mix toward higher revenue, lower margin products. With the continuing growth of this segment, we have begun consolidating production and service operations to a segment-wide service and production infrastructure to improve service quality and consistency and enhance productivity and efficiency.

Ingenix

Ingenix is an international leader in the field of health care data analysis and application, serving pharmaceutical companies, health insurers and other payers, health care providers, large employers and governments. Revenues were $491 million in 2002, an increase of $44 million, or 10%, over 2001. This was the result of strong new business growth in the health information business and revenues from acquired businesses, partially offset by reduced revenues in the pharmaceutical services business.

     Earnings from operations were $55 million, up $7 million, or 15%, over 2001 on a reported basis, and down $14 million, or 20%, from 2001 on a FAS No. 142 comparable reporting basis. Operating margin was 11.2% in 2002, up from 10.7% in 2001 on a reported basis, and down from 15.4% on a FAS No. 142 comparable reporting basis. The reduction in earnings from operations and operating margin on a FAS No. 142 comparable reporting basis was due to cancellations and delays of certain clinical research trials by pharmaceutical clients, which have been affected by weak industry-specific conditions. This reduction was partially offset by strong business growth and slightly expanding margins in the health information business.

Corporate

Corporate includes costs for certain company-wide process improvement initiatives, net expenses from charitable contributions to the United Health Foundation and eliminations of intersegment transactions. The decrease in corporate expenses of $14 million from 2001 to 2002 reflects the completion during 2001 of certain company-wide process improvement initiatives.


                                      {26}
                               UnitedHealth Group

2001 RESULTS COMPARED TO 2000 RESULTS

CONSOLIDATED FINANCIAL RESULTS

Revenues

Consolidated revenues increased by 11% in 2001 to $23.5 billion. Strong and balanced growth across all business segments was partially offset by the impact of planned exits in 2000 from UnitedHealthcare's commercial businesses in the Pacific Coast region, the withdrawal of its Medicare+Choice product offering from targeted counties and the closure of Uniprise's Medicare fiscal intermediary operations. Following is a discussion of 2001 consolidated revenue trends for each revenue component.

Premium Revenues Consolidated premium revenues in 2001 totaled $20.7 billion, an increase of $1.8 billion, or 9%, compared with 2000. This increase was primarily driven by average net premium rate increases in excess of 13% on UnitedHealthcare's renewing commercial risk-based business, partially offset by the impact of business and market exits.

Service Revenues Service revenues in 2001 totaled $2.5 billion, an increase of $526 million, or 27%, over 2000. The overall increase in service revenues was primarily the result of 20% growth in Uniprise's customer base, growth in UnitedHealthcare's fee-based business, and establishment of the Ovations Pharmacy Services business in June 2001.

Investment and Other Income Investment and other income in 2001 totaled $281 million, an increase of $49 million over 2000. Lower interest yields on investments in 2001 compared with 2000 were substantially offset by the impact of increased levels of cash and fixed-income investments in 2001. Net realized capital gains in 2001 were $11 million, compared to net realized capital losses of $34 million in 2000.

Medical Costs

The consolidated medical care ratio decreased from 85.4% in 2000 to 85.3% in 2001. Excluding the AARP business, the medical care ratio was 83.9% in both 2000 and 2001, as net premium rate increases were generally well matched with increases in medical benefit costs.

     On an absolute dollar basis, medical costs increased $1.5 billion, or 9%, over 2000. The increase was driven by medical cost inflation, increased health care consumption patterns, benefit changes and product mix changes.


                                      {27}
                               UnitedHealth Group

OPERATING COSTS

The operating cost ratio was 17.0% in 2001, compared with 16.7% in 2000. Changes in productivity and revenue mix affect the operating cost ratio. For many of our faster-growing businesses, most direct costs of revenue are included in operating costs, not medical costs. Using a revenue mix comparable to 2000, the 2001 operating cost ratio would have decreased by approximately 70 basis points. This decrease was principally driven by operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives, primarily in the form of reduced labor and occupancy costs supporting our transaction processing and customer service, billing and enrollment functions. Additionally, because our infrastructure can be scaled efficiently, we have been able to grow revenues at a proportionately higher rate than associated expenses.

     On an absolute dollar basis, operating costs increased by $459 million, or 13%, over 2000. This increase reflected additional costs to support product and technology development initiatives, general operating cost inflation and the 10% increase in individuals served by Health Care Services and Uniprise in 2001. These increases were partially offset by productivity and technology improvements discussed above.

Depreciation and Amortization

Depreciation and amortization was $265 million in 2001 and $247 million in 2000. This increase resulted primarily from higher levels of capital expenditures to support business growth and technology enhancements, as well as the amortization of goodwill and other intangible assets related to acquisitions.

Income Taxes

The 2000 income tax provision includes nonrecurring tax benefits primarily related to the contribution of UnitedHealth Capital investments to the United Health Foundation. Excluding nonrecurring tax benefits, our effective income tax rate was 38.0% in 2001 and 37.5% in 2000.

BUSINESS SEGMENTS

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES                                                                    Percent
                                              2001            2000           Change
                                          ------------    ------------    ------------
Health Care Services                      $     20,494    $     18,696              10%
Uniprise                                         2,462           2,140              15%
Specialized Care Services                        1,254             974              29%
Ingenix                                            447             375              19%
Corporate and Eliminations                      (1,203)         (1,063)             nm
                                          ------------    ------------    ------------
  Consolidated Revenues                   $     23,454    $     21,122              11%
                                          ------------    ------------    ------------


EARNINGS FROM OPERATIONS                                                    Percent
                                             2001            2000           Change
                                          ------------    ------------    ------------
Health Care Services                      $        944    $        739              28%
Uniprise                                           374             289              29%
Specialized Care Services                          214             174              23%
Ingenix                                             48              32              50%
                                          ------------    ------------    ------------
  Total Operating Segments                       1,580           1,234              28%
Corporate                                          (14)            (34)             nm
                                          ------------    ------------    ------------
  Consolidated Earnings From Operations   $      1,566    $      1,200              31%
                                          ------------    ------------    ------------

nm -- not meaningful


                                      {28}
                               UnitedHealth Group

Health Care Services

The Health Care Services segment posted revenues of $20.5 billion in 2001, an increase of $1.8 billion, or 10%, over 2000. This increase resulted from average net premium rate increases in excess of 13% on UnitedHealthcare's renewing commercial risk-based business, partially offset by the impact of UnitedHealthcare's targeted exits in 2000 from its commercial businesses in the Pacific Coast region and the withdrawal of its Medicare+Choice product offering from certain counties.

     Health Care Services had earnings from operations of $944 million in 2001, an increase of $205 million, or 28%, over 2000. This increase resulted from revenue growth and stable gross margins on UnitedHealthcare's commercial business and operating cost efficiencies from process improvement, technology deployment and cost management initiatives. Health Care Services' operating margin increased to 4.6% in 2001 from 4.0% in 2000, driven by the productivity improvements described above and a shift in product mix from risk-based products to higher-margin, fee-based products.

     UnitedHealthcare's commercial medical care ratio remained flat compared with 2000 at 84.1%, as net premium rate increases were generally well matched with increases in overall medical benefit costs.

     The number of individuals served by UnitedHealthcare commercial products increased by 135,000, or 2%, during 2001. This included an increase of 380,000 in the number of individuals served with fee-based products as a result of customers converting from risk-based products and new customer relationships established in 2001. This increase was partially offset by a 245,000 decrease in individuals served by risk-based products, driven by customers converting to self-funded, fee-based arrangements and UnitedHealthcare's targeted withdrawal of its risk-based product offerings from unprofitable arrangements with customers using multiple health benefit carriers.

     UnitedHealthcare's year-over-year Medicare enrollment decreased by 15% in 2001 because of targeted market withdrawals and benefit design changes in response to insufficient Medicare program reimbursement rates.

     The following table summarizes individuals served, by major market segment and funding arrangement, as of December 31(1):

(in thousands)                             2001           2000
                                       ------------   ------------
Commercial
   Risk-Based                                 5,250          5,495
   Fee-Based                                  2,305          1,925
                                       ------------   ------------
      Total Commercial                        7,555          7,420
                                       ------------   ------------
Medicare                                        345            405
Medicaid                                        640            550
                                       ------------   ------------
      Total Government Programs                 985            955
                                       ------------   ------------
         Total                                8,540          8,375
                                       ------------   ------------

(1) Excludes individuals served by Ovations' Medicare supplement products provided to AARP members.

Uniprise

Uniprise revenues were $2.5 billion in 2001, up $322 million, or 15%, over 2000. This increase was driven primarily by continued growth in Uniprise's customer base, which had a 20% increase in the number of individuals served. Uniprise served 8.0 million individuals as of December 31, 2001, and 6.7 million individuals as of December 31, 2000. Uniprise's earnings from operations grew by $85 million, or 29%, over 2000 as a result of the increased revenues. The operating margin improved to 15.2% in 2001 from 13.5% in 2000. As revenues have increased, Uniprise has expanded its operating margin by improving productivity through process improvement initiatives and deployment of technology. Additionally, Uniprise's infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.


                                      {29}
                               UnitedHealth Group

Specialized Care Services

Specialized Care Services had revenues of $1.3 billion in 2001, an increase of $280 million, or 29%, over 2000. This increase was driven primarily by an increase in the number of individuals served by United Behavioral Health, and an increase in specialized services purchased by customers of Uniprise and UnitedHealthcare. Earnings from operations reached $214 million in 2001, an increase of 23% over 2000. Specialized Care Services' operating margin decreased from 17.9% in 2000 to 17.1% in 2001. The decrease in operating margin was the result of a shifting product mix, with a larger percentage of revenues coming from businesses with higher revenues per individual served and lower percentage operating margins.

Ingenix

Revenues were $447 million in 2001, an increase of $72 million, or 19%, over 2000. This increase reflected growth in both the health information and pharmaceutical services businesses. Earnings from operations were $48 million, up 50% over 2000. Operating margin increased to 10.7% in 2001 from 8.5% in 2000, principally as a result of revenue growth and improved productivity.

Corporate

The decrease of $20 million in 2001 corporate expenses reflected lower company-wide process improvement expenses in 2001 compared to 2000, as certain process improvement initiatives were completed in 2001.

FINANCIAL CONDITION AND LIQUIDITY AT DECEMBER 31, 2002

LIQUIDITY

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment and financing within the confines of our financial strategy, such as our self-imposed limit of 30% on our debt-to-total-capital ratio (calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders' equity).

     A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest monies of regulated subsidiaries that exceed our near-term obligations in longer term, investment grade marketable debt securities, to improve our overall investment return. Factors we consider in making these investment decisions include our board of directors' approved investment policy, regulatory limitations, return objectives, tax implications, risk tolerance and maturity dates. Our long-term investments are also available for sale to meet short-term liquidity and other needs. Monies in excess of the capital needs of our regulated entities are paid to their non-regulated parent companies, typically in the form of dividends, for general corporate use, when and as permitted by applicable regulations.

     Our non-regulated businesses also generate significant cash from operations. Also, we issue long-term debt and commercial paper with staggered maturity dates and have available credit facilities. These additional sources of liquidity allow us to maintain further operating and financial flexibility. Because of this flexibility, we typically maintain low cash and investment balances in our non-regulated companies. Cash in these entities is generally used to reinvest in our businesses in the form of capital expenditures, to expand the depth and breadth of our services through business acquisitions, and to repurchase shares of our common stock, depending on market conditions.


                                      {30}
                               UnitedHealth Group

     Cash generated from operating activities, our primary source of liquidity, is principally from net earnings, excluding depreciation and amortization. As a result, any future decline in our profitability may have a negative impact on our liquidity. The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, debt ratings, contractual restrictions, regulatory requirements and market conditions. We believe that our strategies and actions toward maintaining financial flexibility mitigate much of this risk.

CASH AND INVESTMENTS

During 2002, we generated cash from operations of more than $2.4 billion, an increase of $579 million, or 31%, over 2001. The increase in operating cash flows primarily resulted from an increase of $429 million in net earnings excluding depreciation and amortization expense.

     We maintained a strong financial condition and liquidity position, with cash and investments of $6.3 billion at December 31, 2002. Total cash and investments increased by $631 million since December 31, 2001, primarily resulting from strong cash flows from operations and acquisitions requiring maintenance of incremental regulated capital, partially offset by common stock repurchases, capital expenditures and business acquisitions.

     As further described under "Regulatory Capital and Dividend Restrictions," many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. At December 31, 2002, approximately $280 million of our $6.3 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $130 million was available for general corporate use, including acquisitions and share repurchases. The remaining $150 million consists primarily of public and non-public equity securities held by UnitedHealth Capital, our investment capital business.

FINANCING AND INVESTING ACTIVITIES

We use commercial paper and debt to maintain adequate operating and financial flexibility. As of December 31, 2002 and 2001, we had commercial paper and debt outstanding of $1.8 billion and $1.6 billion, respectively. Our debt-to-total-capital ratio was 28.5% and 28.9% as of December 31, 2002 and 2001, respectively. We expect to maintain our debt-to-total-capital ratio between 25% and 30%. Within this range, we believe our cost of capital and return on shareholders' equity are optimized, while maintaining a prudent level of leverage and liquidity.

     In January 2002, we issued $400 million of 5.2% fixed-rate notes due January 2007. We used proceeds from this borrowing to repay commercial paper and for general corporate purposes, including working capital, capital expenditures, business acquisitions and share repurchases. When we issued these notes, we entered into short-term LIBOR-based (London Interbank Offered Rate) variable interest rate swap agreements for $200 million of the above notes. At December 31, 2002, the rate used to accrue interest expense on these swaps was approximately 1.4%.

     As of December 31, 2002, we had outstanding commercial paper of $461 million and current maturities of long-term debt of $350 million. We intend to issue new term debt during the first half of 2003, subject to favorable market conditions, and commercial paper, as necessary during 2003, to finance the repayment of these obligations. As noted below, we believe that we have sufficient flexibility to obtain additional financing in the public or private markets.

                                      {31}
                               UnitedHealth Group

     We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2003. We also have the capacity to issue approximately $200 million of extendible commercial notes (ECNs). As of December 31, 2002 and 2001, we had no amounts outstanding under our credit facilities or ECNs.

     Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

     Our senior debt is rated "A" by Standard & Poor's (S&P) and Fitch, and "A3" by Moody's. Our commercial paper and ECN programs are rated "A-1" by S&P, "F-1" by Fitch, and "P-2" by Moody's. Consistent with our intention of maintaining our senior debt ratings in the "A" range, we intend to maintain our debt-to-total-capital ratio at 30% or less. A significant downgrade in our debt and commercial paper ratings would likely adversely affect our borrowing capacity and costs.

     The remaining issuing capacity of all securities covered by our S-3 shelf registration statement (for common stock, preferred stock, debt securities and other securities) is $450 million. We may publicly offer such securities from time to time at prices and terms to be determined at the time of offering. We also have an S-4 acquisition shelf registration statement under which we have remaining issuing capacity of approximately 5.6 million shares of our common stock in connection with acquisition activities.

     During 2002 and 2001, we invested $419 million and $425 million, respectively, in property, equipment, capitalized software and information technology hardware. These investments were made to support business growth, operational and cost efficiencies, service improvements and technology enhancements.

     Effective September 30, 2002, we acquired AmeriChoice Corporation (AmeriChoice), a leading organization engaged in facilitating health care benefits and services for Medicaid beneficiaries in the states of New York, New Jersey and Pennsylvania. We are integrating our existing Medicaid business with AmeriChoice, creating efficiencies from the consolidation of health care provider networks, technology platforms and operations. We issued 5.3 million shares of our common stock with a fair value of approximately $480 million in exchange for 93.5% of the outstanding AmeriChoice common stock. We issued vested stock options with a fair value of approximately $15 million in exchange for outstanding stock options held by AmeriChoice employees, and we paid cash of approximately $82 million, mainly to pay off existing AmeriChoice debt. We will acquire the remaining minority interest after five years at a value based on a multiple of the earnings of the combined Medicaid business. We have the option to acquire the minority interest at an earlier date if specific events occur, such as the termination or resignation of key AmeriChoice employees.


                                      {32}
                               UnitedHealth Group

     Under our board of directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2002, we repurchased 22.3 million shares at an aggregate cost of approximately $1.8 billion. As of December 31, 2002, we had board of directors' authorization to purchase up to an additional 16.5 million shares of our common stock.

     As a limited part of our share repurchase activities, we had entered into purchase agreements with an independent third party to purchase shares of our common stock at various times and prices. In May 2002, the share purchase agreements were terminated, and we elected to receive shares of our common stock from the third party as settlement consideration. The favorable settlement amount was not material and was recorded through additional paid-in capital. We currently have no outstanding purchase agreements with respect to our common stock.

     On February 11, 2003, the board of directors approved an annual dividend for 2003 of $0.03 per share. The dividend will be paid on April 17, 2003, to shareholders of record at the close of business on April 1, 2003.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes future obligations due by period as of December 31, 2002, under our debt agreements, lease obligations and other commercial commitments (in millions):

                                            2003       2004 to 2005   2006 to 2007    Thereafter       Total
                                        ------------   ------------   ------------   ------------   ------------
Debt and Commercial Paper(1)            $        811   $        550   $        400   $         --   $      1,761
Operating Leases                                 109            179            142            190            620
Unconditional Purchase Obligations(2)             40             44             17             --            101
                                        ------------   ------------   ------------   ------------   ------------
   Total Contractual Obligations        $        960   $        773   $        559   $        190   $      2,482
                                        ------------   ------------   ------------   ------------   ------------

(1) Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.

(2) Amounts represent minimum purchase commitments under existing service agreements.

Currently, we do not have any other material definitive commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications and may include acquisitions.

AARP

In January 1998, we initiated a 10-year contract to provide insurance products and services to members of AARP. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $3.7 billion in 2002, $3.6 billion in 2001 and $3.5 billion in 2000.

    The underwriting gains or losses related to the AARP business are recorded as an increase or decrease to a rate stabilization fund (RSF), which is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. The company is at risk for underwriting losses to the extent cumulative net losses exceed the balance in the RSF. We may recover RSF deficits, if any, from gains in future contract periods. To date, we have not been required to fund any underwriting deficits. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

    The effects of changes in balance sheet amounts associated with the AARP program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.

                                      {33}
                               UnitedHealth Group

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the "A" range, we maintain an aggregate statutory capital level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2002, our regulated subsidiaries had aggregate statutory capital of approximately $2.5 billion, which is significantly more than the aggregate minimum regulatory requirements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are those policies that require management to make the most challenging, subjective or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 2 to the Consolidated Financial Statements.

REVENUES

Revenues are principally derived from health care insurance premiums. We recognize premium revenues in the period eligible individuals are entitled to receive health care services. Customers are typically billed monthly at a contracted rate per eligible person multiplied by the total number of people eligible to receive services, as recorded in our records. Employer groups generally provide us with changes to their eligible population one month in arrears. Each billing includes an adjustment for prior month changes in eligibility status that were not reflected in our previous billing. We estimate and adjust the current period's revenues and accounts receivable accordingly. Our estimates are based on historical trends, premiums billed, the level of contract renewal activity and other relevant information. We also estimate the amount of uncollectible receivables each period and record valuation allowances based on historical collection rates, the age of unpaid amounts, and information about the creditworthiness of the customers. We revise estimates of revenue adjustments and uncollectible accounts receivable each period, and record changes in the period they become known.


                                      {34}
                               UnitedHealth Group

MEDICAL COSTS

A substantial portion of our medical costs payable is based on estimates, which include estimates for the costs of health care services eligible individuals have received under risk-based arrangements but for which claims have not yet been submitted, and estimates for the costs of claims we have received but have not yet processed. We develop medical costs payable estimates using consistently applied actuarial methods based on historical claim submission and payment data, cost trends, utilization of health care services, contracted service rates, customer and product mix, and other relevant factors.

     Over time, as actual claim costs and more current information become available, our estimated liability for medical costs payable develops either favorably, with revised payable estimates less than originally reported medical costs payable, or unfavorably, with revised payable estimates more than originally reported medical costs payable. We include the impacts of changes in estimates in the operating results of the period in which we identify the changes.

     Each period, our operating results include the effects of revisions in estimates related to all prior periods, based on actual claims processed and paid. Changes in estimates may relate to the prior fiscal year or to prior quarterly reporting periods within the same fiscal year. Changes in estimates for prior quarterly reporting periods within the same fiscal year have no impact on total medical costs reported for that fiscal year. In contrast, changes in medical costs payable estimates for prior fiscal years that are identified in the current year affect total medical costs reported for the current fiscal year.

     Our medical costs payable estimates as of December 31, 2001, 2000 and 1999 each developed favorably in the subsequent fiscal year by approximately $70 million, $30 million and $15 million, respectively, representing earnings from operations of 3.2% in 2002, 1.9% in 2001 and 1.3% in 2000. Favorable development of prior year medical costs payable estimates represented 0.5%, 0.2%, and 0.1% of medical costs in 2002, 2001 and 2000, respectively, and 2.7%, 1.2%, and 0.7% of medical costs payable as of December 31, 2001, 2000, and 1999, respectively. Management does not believe the changes in medical costs payable estimates described above were significant in relation to earnings from operations, medical costs or medical costs payable. Amounts related to the AARP business were excluded from these calculations since the underwriting gains and losses associated with this business are recorded as an increase or decrease to a rate stabilization fund. For additional information regarding the components of the change in medical costs payable for the years ended December 31, 2002, 2001 and 2000, see Note 7 of the consolidated financial statements.

     Our estimate of medical costs payable represents management's best estimate of the company's liability for unpaid medical costs as of December 31, 2002, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover the company's liability for unpaid claims as of December 31, 2002; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2002 estimates of medical costs payable and actual costs payable, excluding the AARP business, 2002 earnings from operations would increase or decrease by approximately $28 million and basic and diluted net earnings per common share would increase or decrease by approximately $0.06 per share.


                                      {35}
                               UnitedHealth Group

INVESTMENTS

As of December 31, 2002, we had approximately $5.2 billion of investments, primarily held in marketable debt securities. Our investments are principally classified as available for sale and are recorded at fair value. We exclude unrealized investment gains and losses from earnings and report them together as a separate component in shareholders' equity. We continually monitor the difference between the cost and fair value of our investments. If any of our investments experience a decline in fair value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in our Consolidated Statement of Operations. Management judgment is involved in evaluating whether a decline in an investment's fair value is other than temporary. New information and the passage of time can change these judgments. We revise impairment judgments when new information becomes known, and record any resulting impairment charges at that time. We manage our investment portfolio to limit our exposure to any one issuer or industry, and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

LONG-LIVED ASSETS

As of December 31, 2002 and 2001, we had long-lived assets, including goodwill, other intangible assets, and property, equipment and capitalized software, of $4.4 billion and $3.6 billion, respectively. We review these assets for events and changes in circumstances that would indicate we might not recover their carrying value. In assessing the recoverability of our long-lived assets, we must make assumptions regarding estimated future utility and cash flows and other internal and external factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

CONTINGENT LIABILITIES

Because of the nature of our businesses, we are routinely involved in various disputes, legal proceedings and governmental audits and investigations. We record liabilities for our estimates of the probable costs resulting from these matters. Our estimates are developed in consultation with outside legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering our insurance coverages, if any, for such matters. We do not believe any matters currently threatened or pending will have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our estimates or assumptions.


                                      {36}
                               UnitedHealth Group

INFLATION

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. This includes setting commercial premiums based on anticipated health care costs and coordinating care with physicians and other health care providers. Through contracts with physicians and other health care providers, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

     We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care providers and consumers, major epidemics, and applicable regulations may affect our ability to control the impact of health care cost inflation. Because of the narrow operating margins of our risk-based products, changes in medical cost trends that were not anticipated in establishing premium rates can create significant changes in our financial results.

LEGAL MATTERS

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to: claims relating to health care benefits coverage; medical malpractice actions; contract disputes; and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to routine matters incidental to our business.

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

     Although the results of pending litigation are always uncertain, we do not believe the results of any such actions, currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.


                                      {37}
                               UnitedHealth Group

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in value of a financial instrument caused by changes in interest rates and equity prices.

     Approximately $6.2 billion of our cash and investments at December 31, 2002 was invested in fixed income securities. We manage our investment portfolio within risk parameters approved by our board of directors; however, our fixed income securities are subject to the effects of market fluctuations in interest rates. Assuming a hypothetical and immediate 1% increase or decrease in interest rates applicable to our fixed income portfolio at December 31, 2002, the fair value of our fixed income investments would decrease or increase by approximately $205 million.

     At December 31, 2002, our UnitedHealth Capital business had approximately $150 million of equity investments primarily in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity portfolio.

CONCENTRATIONS OF CREDIT RISK

Investments in financial instruments such as marketable securities and accounts receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our board of directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. Government and Agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups that constitute our customer base. As of December 31, 2002, there were no significant concentrations of credit risk.


                                      {38}
                               UnitedHealth Group

CAUTIONARY STATEMENT REGARDING "FORWARD-LOOKING" STATEMENTS

The statements contained in Results of Operations and other sections of this annual report to shareholders include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). When used in this report, the words and phrases "believes," "anticipates," "intends," "will likely result," "estimates," "projects" and similar expressions are intended to identify such forward-looking statements. Any of these forward-looking statements involve risks and uncertainties that may cause the company's actual results to differ materially from the results discussed in the forward-looking statements. Statements that are not strictly historical are "forward-looking" and known and unknown risks may cause actual results and corporate developments to differ materially from those expected. Except to the extent otherwise required by federal securities laws, we do not undertake to address or update each statement in future filings or communications regarding our business or results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed in this annual report may have affected our past as well as current forward-looking statements about future results. Any or all forward-looking statements in this report and in any other public statements we make may turn out to be inaccurate or false. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties.

     Many factors discussed below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those expressed in our prior communications. Factors that could cause results and developments to differ materially from expectations include, without limitation, (a) increases in medical costs that are higher than we anticipated in establishing our premium rates, including increased consumption of or costs of medical services; (b) increases in costs associated with increased litigation, legislative activity and government regulation and review of our industry, including costs associated with compliance with proposed legislation related to the Patients' Bill of Rights, e-commerce activities and consumer privacy issues; (c) heightened competition as a result of new entrants into our market, mergers and acquisitions of health care companies and suppliers, and expansion of physician or practice management companies; (d) failure to maintain effective and efficient information systems, which could result in the loss of existing customers, difficulties in attracting new customers, difficulties in determining medical costs estimates and establishing appropriate pricing, customer and physician and health care provider disputes, regulatory violations, increases in operating costs or other adverse consequences; (e) events that may negatively affect our contract with AARP, including any failure on our part to service AARP customers in an effective manner and any adverse events that directly affect AARP or its business partners; (f) medical cost increases or benefit changes associated with our remaining Medicare+Choice operations; (g) significant deterioration in customer retention; (h) violations of debt covenants or a significant downgrade in our debt ratings; (i) our ability to execute contracts on favorable terms with physicians, hospitals and other service providers, and
(j) significant deterioration in economic conditions, including the effects of acts of terrorism, particularly bioterrorism, or major epidemics. A further list and description of these risks, uncertainties and other matters can be found in our annual report on Form 10-K for the year ended December 31, 2002, and in our periodic reports on Forms 10-Q and 8-K.


                                      {39}
                               UnitedHealth Group

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                For the Year Ended December 31,
(in millions, except per share data)                            2002          2001          2000
------------------------------------                         ----------    ----------    ----------

REVENUES
   Premiums                                                  $   21,906    $   20,683    $   18,926
   Services                                                       2,894         2,490         1,964
   Investment and Other Income                                      220           281           232
                                                             ----------    ----------    ----------
   Total Revenues                                                25,020        23,454        21,122
                                                             ----------    ----------    ----------
MEDICAL AND OPERATING COSTS
   Medical Costs                                                 18,192        17,644        16,155
   Operating Costs                                                4,387         3,979         3,520
   Depreciation and Amortization                                    255           265           247
                                                             ----------    ----------    ----------
   Total Medical and Operating Costs                             22,834        21,888        19,922
                                                             ----------    ----------    ----------
EARNINGS FROM OPERATIONS                                          2,186         1,566         1,200
   Gain on Disposition of UnitedHealth Capital Investments           --            --            27
   Interest Expense                                                 (90)          (94)          (72)
                                                             ----------    ----------    ----------

EARNINGS BEFORE INCOME TAXES                                      2,096         1,472         1,155
   Provision for Income Taxes                                      (744)         (559)         (419)
                                                             ----------    ----------    ----------
NET EARNINGS                                                 $    1,352    $      913    $      736
                                                             ----------    ----------    ----------
BASIC NET EARNINGS PER COMMON SHARE                          $     4.46    $     2.92    $     2.27
                                                             ----------    ----------    ----------

DILUTED NET EARNINGS PER COMMON SHARE                        $     4.25    $     2.79    $     2.19
                                                             ----------    ----------    ----------

BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING                                                    303.4         312.4         324.2
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS                       14.7          14.4          12.3
                                                             ----------    ----------    ----------
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
   ASSUMING DILUTION                                              318.1         326.8         336.5
                                                             ----------    ----------    ----------

See notes to consolidated financial statements.


                                      {40}
                               UnitedHealth Group

                           CONSOLIDATED BALANCE SHEETS


                                                                                    As of December 31,
(in millions, except share and per share data)                                     2002           2001
----------------------------------------------                                 ------------   ------------

ASSETS
   CURRENT ASSETS
      Cash and Cash Equivalents                                                $      1,130   $      1,540
      Short-Term Investments                                                            701            270
      Accounts Receivable, net of allowances of $132 and $127                           835            856
      Assets Under Management                                                         2,069          1,903
      Deferred Income Taxes                                                             389            316
      Other Current Assets                                                               50             61
                                                                               ------------   ------------
         Total Current Assets                                                         5,174          4,946
   Long-Term Investments                                                              4,498          3,888
   Property, Equipment and Capitalized Software, net of accumulated
      depreciation and amortization of $456 and $314                                    955            847
   Goodwill                                                                           3,363          2,723
   Other Intangible Assets, net of accumulated amortization of $31 and $23              122             27
   Other Assets                                                                          52             55
                                                                               ------------   ------------
         TOTAL ASSETS                                                          $     14,164   $     12,486
                                                                               ------------   ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
   Current Liabilities
      Medical Costs Payable                                                    $      3,741   $      3,460
      Accounts Payable and Accrued Liabilities                                        1,459          1,209
      Other Policy Liabilities                                                        1,781          1,595
      Commercial Paper and Current Maturities of Long-Term Debt                         811            684
      Unearned Premiums                                                                 587            543
                                                                               ------------   ------------
         Total Current Liabilities                                                    8,379          7,491
   Long-Term Debt, less current maturities                                              950            900
   Deferred Income Taxes and Other Liabilities                                          407            204
   Commitments and Contingencies (Note 12)
                                                                               ------------   ------------
   Shareholders' Equity
      Common Stock, $0.01 par value - 1,500,000,000 shares authorized;
         299,458,000 and 308,626,000 shares outstanding                                   3              3
   Additional Paid-In Capital                                                           173             39
   Retained Earnings                                                                  4,104          3,805
   Accumulated Other Comprehensive Income:
      Net Unrealized Gains on Investments, net of tax effects                           148             44
                                                                               ------------   ------------
      TOTAL SHAREHOLDERS' EQUITY                                                      4,428          3,891
                                                                               ------------   ------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $     14,164   $     12,486
                                                                               ------------   ------------

See notes to consolidated financial statements.

                                      {41}
                               UnitedHealth Group

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                           Net
                                              Common Stock     Additional               Unrealized        Total
                                             ---------------    Paid-In     Retained     Gains on      Shareholders'   Comprehensive
(in millions)                                Shares   Amount    Capital     Earnings    Investments       Equity          Income
-------------                                ------   ------   ----------   --------    -----------    -------------   -------------
BALANCE AT DECEMBER 31, 1999                    335   $    3    $    250    $  3,445    $       165    $      3,863
  Issuances of Common Stock,
    and related tax benefits                     13       --         349          --             --             349
  Common Stock Repurchases                      (31)      --        (599)       (581)            --          (1,180)
  Comprehensive Income
    Net Earnings                                 --       --          --         736             --             736    $        736
    Other Comprehensive Income Adjustments
      Change in Net Unrealized Gains
        on Investments, net of tax effects       --       --          --          --            (75)            (75)            (75)
                                                                                                                       ------------
          Comprehensive Income                                                                                         $        661
                                                                                                                       ------------
  Common Stock Dividend                          --       --          --          (5)            --              (5)
                                             ------   ------    --------    --------    -----------    ------------    ------------
BALANCE AT DECEMBER 31, 2000                    317        3          --       3,595             90           3,688
  Issuances of Common Stock,
    and related tax benefits                     11       --         474          --             --             474
  Common Stock Repurchases                      (19)      --        (435)       (694)            --          (1,129)
  Comprehensive Income
    Net Earnings                                 --       --          --         913             --             913    $        913
    Other Comprehensive Income Adjustments
      Change in Net Unrealized Gains
        on Investments, net of tax effects       --       --          --          --            (46)            (46)            (46)
                                                                                                                       ------------
          Comprehensive Income                                                                                         $        867
                                                                                                                       ------------
  Common Stock Dividend                          --       --          --          (9)            --              (9)
                                             ------   ------    --------    --------    -----------    ------------    ------------
BALANCE AT DECEMBER 31, 2001                    309        3          39       3,805             44           3,891
  Issuances of Common Stock,
    and related tax benefits                     12       --         905          --             --             905
  Common Stock Repurchases                      (22)      --        (771)     (1,044)            --          (1,815)
  Comprehensive Income
    Net Earnings                                 --       --          --       1,352             --           1,352    $      1,352
    Other Comprehensive Income Adjustments
      Change in Net Unrealized Gains
        on Investments, net of tax effects       --       --          --          --            104             104             104
                                                                                                                       ------------
          Comprehensive Income                                                                                         $      1,456
                                                                                                                       ------------
  Common Stock Dividend                          --       --          --          (9)            --              (9)
                                             ------   ------    --------    --------    -----------    ------------    ------------
BALANCE AT DECEMBER 31, 2002                    299   $    3    $    173    $  4,104    $       148    $      4,428
                                             ------   ------    --------    --------    -----------    ------------    ------------

See notes to consolidated financial statements.


                                      {42}
                               UnitedHealth Group

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                      For the Year Ended December 31,
(in millions)                                                           2002        2001        2000
-------------                                                         --------    --------    --------
OPERATING ACTIVITIES
  Net Earnings                                                        $  1,352    $    913    $    736
  Noncash Items
      Depreciation and Amortization                                        255         265         247
      Deferred Income Taxes and Other                                      154          40          73
  Net Change in Other Operating Items, net of effects
    from acquisitions, sales of subsidiaries and changes
    in AARP balances
      Accounts Receivable and Other Current Assets                          83           7          26
      Medical Costs Payable                                                 74         156         288
      Accounts Payable and Accrued Liabilities                             423         280          75
      Other Policy Liabilities                                              70         131          87
      Unearned Premiums                                                     12          52         (11)
                                                                      --------    --------    --------
      CASH FLOWS FROM OPERATING ACTIVITIES                               2,423       1,844       1,521
                                                                      --------    --------    --------
INVESTING ACTIVITIES
  Cash Paid for Acquisitions, net of cash assumed and other effects       (302)        (92)        (76)
  Purchases of Property, Equipment and Capitalized Software               (419)       (425)       (245)
  Purchases of Investments                                              (3,246)     (2,088)     (3,022)
  Maturities and Sales of Investments                                    2,576       1,467       2,375
                                                                      --------    --------    --------
      CASH FLOWS USED FOR INVESTING ACTIVITIES                          (1,391)     (1,138)       (968)
                                                                      --------    --------    --------
FINANCING ACTIVITIES
  Proceeds from Common Stock Issuances                                     205         178         228
  Proceeds from (Payments of) Commercial Paper, net                       (223)        275        (182)
  Proceeds from Issuance of Long-Term Debt                                 400         250         400
  Payments for Retirement of Long-Term Debt                                 --        (150)         --
  Common Stock Repurchases                                              (1,815)     (1,129)     (1,180)
  Dividends Paid                                                            (9)         (9)         (5)
                                                                      --------    --------    --------
      CASH FLOWS USED FOR FINANCING ACTIVITIES                          (1,442)       (585)       (739)
                                                                      --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (410)        121        (186)
                                                                      --------    --------    --------
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           1,540       1,419       1,605
                                                                      --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF PERIOD                              $  1,130    $  1,540    $  1,419
                                                                      --------    --------    --------

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES
  Common Stock Issued for Acquisitions                                $    567    $    163    $     --
                                                                      --------    --------    --------

See notes to consolidated financial statements.

                                      {43}
                               UnitedHealth Group

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 DESCRIPTION OF BUSINESS

UnitedHealth Group Incorporated (also referred to as "UnitedHealth Group," "the company," "we," "us," and "our") is a national leader in forming and operating orderly, efficient markets for the exchange of high quality health and well-being services. Through strategically aligned, market-defined businesses, we offer health care access, benefits and related administrative, technology and information services designed to enable, facilitate and advance optimal health care.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to accounting principles generally accepted in the United States of America and have included the accounts of UnitedHealth Group and its subsidiaries. We have eliminated all significant intercompany balances and transactions.

USE OF ESTIMATES

These consolidated financial statements include certain amounts that are based on our best estimates and judgments. These estimates require us to apply complex assumptions and judgments, often because we must make estimates about the effects of matters that are inherently uncertain and will change in subsequent periods. The most significant estimates relate to medical costs, medical costs payable, revenues, contingent liabilities and asset valuations, allowances and impairments. We adjust these estimates each period, as more current information becomes available. The impact of any changes in estimates is included in the determination of earnings in the period in which the estimate is adjusted.

REVENUES

Premium revenues are derived from risk-based arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding health care services and related administrative costs. We recognize premium revenues in the period in which eligible individuals are entitled to receive health care services. We record premium payments we receive from our customers prior to such period as unearned premiums.

     Service revenues are primarily derived from services performed for customers that self-insure the medical costs of their employees and their dependents. Under service fee contracts, we recognize revenue in the period the related services are performed based upon the fee charged to the customer. The customers retain the risk of financing medical benefits for their employees and their employees' dependents, and we administer the payment of customer funds to physicians and other health care providers from customer-funded bank accounts. Because we do not have the obligation for funding the medical expenses, nor do we have responsibility for delivering the medical care, we do not recognize gross revenue and medical costs for these contracts in our consolidated financial statements.

MEDICAL COSTS AND MEDICAL COSTS PAYABLE

Medical costs include claims paid, claims processed but not yet paid, estimates for claims received but not yet processed, and estimates for the costs of health care services eligible individuals have received under risk-based arrangements, but for which claims have not yet been submitted.

     We develop our estimates of medical costs payable using actuarial methods based upon historical claim submission and payment data, cost trends, utilization of health care services, contracted service rates, customer and product mix, and other relevant factors. The estimates may change as actuarial methods change or as underlying historical data upon which estimates are based are revised with more current information. We did not change actuarial methods during 2002, 2001 and 2000.

                                      {44}
                               UnitedHealth Group

     We reflect adjustments to medical costs payable estimates in the operating results of the period in which we identify the changes in estimates. Each period, our operating results reflect revisions in estimates related to all prior periods, based on actual claims processed and paid. Management believes the amount of medical costs payable is reasonable and adequate to cover the company's liability for unpaid claims as of December 31, 2002; however, actual claim payments may differ from established estimates.

CASH, CASH EQUIVALENTS AND INVESTMENTS

Cash and cash equivalents are highly liquid investments with an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. Investments with a maturity of less than one year are classified as short-term. We may sell investments classified as long-term before their maturity to fund working capital or for other purposes. Because of regulatory requirements, certain investments are included in long-term investments regardless of their maturity date. We classify these investments as held to maturity and report them at amortized cost. All other investments are classified as available for sale and reported at fair value based on quoted market prices.

     We exclude unrealized gains and losses on investments available for sale from earnings and report it as a separate component of shareholders' equity, net of income tax effects. We continually monitor the difference between the cost and estimated fair value of our investments. If any of our investments experiences a decline in value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in Investment and Other Income in our Consolidated Statement of Operations. To calculate realized gains and losses on the sale of investments, we use the specific cost of each investment sold.

ASSETS UNDER MANAGEMENT

We administer certain aspects of AARP's insurance program (see Note 4). Pursuant to our agreement, AARP assets are managed separately from our general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at our discretion, within investment guidelines approved by AARP. At December 31, 2002, the assets were invested in marketable debt securities. We do not guarantee any rates of investment return on these investments and, upon transfer of the AARP contract to another entity, we would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Because the purpose of these assets is to fund the medical costs payable, the rate stabilization fund liabilities and other related liabilities associated with the AARP contract, assets under management are classified as current assets, consistent with the classification of these liabilities. Interest earnings and realized investment gains and losses on these assets accrue to AARP policyholders through the rate stabilization fund. As such, they are not included in our earnings. Interest income and realized gains and losses related to assets under management are recorded as an increase to the AARP rate stabilization fund and were $102 million and $113 million in 2002 and 2001, respectively. Assets under management are reported at their fair market value, and unrealized gains and losses are included directly in the rate stabilization fund associated with the AARP program. As of December 31, 2002 and 2001, the AARP investment portfolio and rate stabilization fund included net unrealized gains of $117 million and $56 million, respectively.

PROPERTY, EQUIPMENT AND CAPITALIZED SOFTWARE

Property, equipment and capitalized software is stated at cost, net of accumulated depreciation and amortization. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development.


                                      {45}
                               UnitedHealth Group

     We calculate depreciation and amortization using the straight-line method over the estimated useful lives of the assets. The useful lives for property, equipment and capitalized software are: from three to seven years for furniture, fixtures and equipment; from 35 to 40 years for buildings; the shorter of the useful life or remaining lease term for leasehold improvements; and from three to nine years for capitalized software. The weighted-average useful life of property, equipment and capitalized software at December 31, 2002, was approximately five years.

     The net book value of property and equipment was $490 million and $421 million as of December 31, 2002 and 2001, respectively. The net book value of capitalized software was $465 million and $426 million as of December 31, 2002 and 2001, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the amount by which the purchase price and transaction costs of businesses we have acquired exceed the estimated fair value of the net tangible assets and separately identifiable intangible assets of these businesses. We adopted FAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Under FAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized, but are tested at least annually for impairment. Intangible assets with discrete useful lives are amortized on a straight-line basis over their estimated useful lives.

LONG-LIVED ASSETS

We review long-lived assets, including property, equipment, capitalized software and intangible assets, for events or changes in circumstances that would indicate we might not recover their carrying value. We consider many factors, including estimated future utility and cash flows associated with the assets, to make this decision. An impairment charge is recorded for the amount by which the asset carrying value exceeds the estimated fair value. We record assets held for sale at the lower of their carrying amount, or fair value, less any costs for the final settlement.

OTHER POLICY LIABILITIES

Other policy liabilities include the rate stabilization fund associated with the AARP program (see Note 4) and customer balances related to experience-rated insurance products. Customer balances represent excess customer payments and deposit accounts under experience-rated contracts. At the customer's option, these balances may be refunded or used to pay future premiums or claims under eligible contracts.

INCOME TAXES

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year, excluding any deferred income tax assets and liabilities of acquired businesses. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

CUSTOMER ACQUISITION COSTS

Costs related to the acquisition and renewal of customer contracts, including sales commissions, enrollment materials and customer set-up costs, are charged to expense as incurred. Our insurance contracts typically have a one-year term and may be cancelled upon 30 days notice by either the company or the customer.


                                      {46}
                               UnitedHealth Group

STOCK-BASED COMPENSATION

We account for activity under our stock-based employee compensation plans under the recognition and measurement principles of APB (Accounting Principles Board) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, we do not recognize compensation expense in connection with employee stock option grants because we grant stock options at exercise prices not less than the fair value of our common stock on the date of grant.

     The following table shows the effect on net earnings and earnings per share had we applied the fair value expense recognition provisions of FAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

                                                      For the Year Ended December 31,
(in millions, except per share data)               2002            2001            2000
------------------------------------           ------------    ------------    ------------
NET EARNINGS
   As Reported                                 $      1,352    $        913    $        736
   Compensation Expense, net of tax effect             (101)            (82)            (76)
                                               ------------    ------------    ------------
   Pro Forma                                   $      1,251    $        831    $        660
                                               ------------    ------------    ------------
BASIC NET EARNINGS PER COMMON SHARE
   As Reported                                 $       4.46    $       2.92    $       2.27
   Pro Forma                                   $       4.12    $       2.66    $       2.04
                                               ------------    ------------    ------------
DILUTED NET EARNINGS PER COMMON SHARE
   As Reported                                 $       4.25    $       2.79    $       2.19
   Pro Forma                                   $       3.93    $       2.54    $       1.96
                                               ------------    ------------    ------------
WEIGHTED-AVERAGE FAIR VALUE PER SHARE OF
   OPTIONS GRANTED                             $         28    $         23    $         14
                                               ------------    ------------    ------------

Information on our stock-based compensation plans and data used to calculate compensation expense in the table above are described in more detail in Note 10.

NET EARNINGS PER COMMON SHARE

We compute basic net earnings per common share by dividing net earnings by the weighted-average number of common shares outstanding during the period. We determine diluted net earnings per common share using the weighted-average number of common shares outstanding during the period, adjusted for potentially dilutive shares that might be issued upon exercise of common stock options.

DERIVATIVE FINANCIAL INSTRUMENTS

As part of our risk management strategy, we enter into interest rate swap agreements to manage our exposure to interest rate risk. The differential between fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations. Our existing interest rate swap agreements convert a portion of our interest rate exposure from a fixed to a variable rate and are accounted for as fair value hedges. Additional information on our existing interest rate swap agreements is included in Note 8.

RECENTLY ISSUED ACCOUNTING STANDARDS

On January 1, 2003, we adopted FAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Its adoption did not have a material impact on our consolidated financial position or results of operations.


                                      {47}
                               UnitedHealth Group

     In June 2002, the Financial Accounting Standards Board (FASB) issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS No. 146 requires companies to recognize a liability for costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. FAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement on January 1, 2003 did not have a material impact on our consolidated financial position or results of operations.

     In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." FAS No. 148 provides alternative transition methods for companies that make a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have adopted the disclosure provisions of FAS No. 148 in these consolidated financial statements, and its adoption had no impact on our consolidated financial position or results of operations.

RECLASSIFICATIONS

Certain 2000 and 2001 amounts in the consolidated financial statements have been reclassified to conform to the 2002 presentation. These reclassifications have no effect on net earnings or shareholders' equity as previously reported.

3 ACQUISITIONS

Effective September 30, 2002, we acquired AmeriChoice Corporation (AmeriChoice), a leading organization engaged in facilitating health care benefits and services for Medicaid beneficiaries in the states of New York, New Jersey and Pennsylvania. We are integrating our existing Medicaid business with AmeriChoice within the Health Care Services reporting segment, creating efficiencies from the consolidation of health care provider networks, technology platforms and operations. We issued 5.3 million shares of our common stock with a fair value of approximately $480 million in exchange for 93.5% of the outstanding AmeriChoice common stock. We also issued vested stock options with a fair value of approximately $15 million in exchange for outstanding stock options held by AmeriChoice employees and paid cash of approximately $82 million, mainly to pay off existing AmeriChoice debt. The purchase price and costs associated with the acquisition of approximately $577 million exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $528 million. This has been assigned to goodwill in the amount of $472 million, and finite-lived intangible assets, primarily customer contracts, in the amount of $56 million. The weighted-average useful life of the finite-lived intangible assets is estimated to be approximately 11 years. We will acquire the remaining minority interest after five years at a value based on a multiple of the earnings of the combined Medicaid business. We have the option to acquire the minority interest at an earlier date if specific events occur, such as the termination or resignation of key AmeriChoice employees. The results of operations for AmeriChoice since the acquisition date have been included in our Consolidated Statements of Operations. The pro forma effects of the AmeriChoice acquisition on our consolidated financial statements were not material.

     Our preliminary estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date is as follows:

(in millions)
-------------
Cash and Cash Equivalents                              $         32
Accounts Receivable and Other Current Assets                     38
Long-Term Investments                                           151
Property, Equipment and Capitalized Software                     21
Medical Costs Payable                                          (129)
Other Current Liabilities                                       (64)
                                                       ------------
   Net Tangible Assets Acquired                        $         49
                                                       ------------

                                      {48}
                               UnitedHealth Group

     In October 2001, our Specialized Care Services business segment acquired Spectera, Inc. (Spectera), a leading vision care benefits company in the United States, to expand the breadth of service offerings we extend to our customers. We paid $37 million in cash, and issued 1.5 million shares of common stock with a fair value of $106 million in exchange for all outstanding shares of Spectera. The purchase price and related acquisition costs of approximately $146 million exceeded the estimated fair value of net assets acquired by $126 million. Under the purchase method of accounting, we assigned this amount to goodwill. The results of operations for Spectera since the acquisition date are included in our Consolidated Statements of Operations. The pro forma effects of the Spectera acquisition on our consolidated financial statements were not material.

     For the years ended December 31, 2002, 2001 and 2000, aggregate consideration paid or issued for smaller acquisitions accounted for under the purchase method was $267 million, $134 million and $76 million, respectively. These acquisitions were not material to our consolidated financial statements.

4 AARP

In January 1998, we initiated a 10-year contract to provide insurance products and services to members of AARP. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $3.7 billion in 2002, $3.6 billion in 2001 and $3.5 billion in 2000.

     The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

     The following AARP program-related assets and liabilities are included in our Consolidated Balance Sheets:

                                                Balance as of December 31,
(in millions)                                      2002            2001
-------------                                   ----------      ----------
Assets Under Management                         $    2,045      $    1,882
Accounts Receivable                             $      294      $      281
Medical Costs Payable                           $      893      $      867
Other Policy Liabilities                        $    1,299      $    1,180
Accounts Payable and Accrued Liabilities        $      147      $      116
                                                ----------      ----------

The effects of changes in balance sheet amounts associated with the AARP program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.


                                      {49}
                               UnitedHealth Group

5 CASH, CASH EQUIVALENTS AND INVESTMENTS

As of December 31, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

                                                             Gross         Gross
                                            Amortized     Unrealized     Unrealized        Fair
2002                                          Cost           Gains         Losses          Value
----                                      ------------   ------------   ------------    ------------
Cash and Cash Equivalents                 $      1,130   $         --   $         --    $      1,130
Debt Securities -- Available for Sale            4,742            238             (8)          4,972
Equity Securities -- Available for Sale            150              5             (5)            150
Debt Securities -- Held to Maturity                 77             --             --              77
                                          ------------   ------------   ------------    ------------
   Total Cash and Investments             $      6,099   $        243   $        (13)   $      6,329
                                          ------------   ------------   ------------    ------------

2001
----
Cash and Cash Equivalents                 $      1,540   $         --   $         --    $      1,540
Debt Securities -- Available for Sale            3,806            121            (20)          3,907
Equity Securities -- Available for Sale            201             16            (46)            171
Debt Securities -- Held to Maturity                 80             --             --              80
                                          ------------   ------------   ------------    ------------
   Total Cash and Investments             $      5,627   $        137   $        (66)   $      5,698
                                          ------------   ------------   ------------    ------------

As of December 31, 2002 and 2001, respectively, debt securities consisted of $1,439 million and $1,073 million in U.S. Government and Agency obligations, $2,475 million and $1,684 million in state and municipal obligations, and $1,135 million and $1,230 million in corporate obligations. At December 31, 2002, we held $677 million in debt securities with maturities of less than one year, $1,442 million in debt securities maturing in one to five years, and $2,930 million in debt securities with maturities of more than five years.

     During 2001 and 2000, respectively, we contributed UnitedHealth Capital investments valued at approximately $22 million and $52 million to the United Health Foundation, a non-consolidated, not-for-profit organization. The realized gains of approximately $18 million in 2001 and $51 million in 2000 were offset by related contribution expenses of $22 million in 2001 and $52 million in 2000. The net expenses of $4 million in 2001 and $1 million in 2000 are included in Investment and Other Income in the accompanying Consolidated Statements of Operations.

     In a separate disposition of UnitedHealth Capital investments during 2000, we realized a gain of $27 million.

     We recorded realized gains and losses on sales of investments, excluding the UnitedHealth Capital dispositions described above, as follows:

                                          For the Year Ended December 31,
(in millions)                            2002          2001          2000
-------------                         ----------    ----------    ----------

Gross Realized Gains                  $       57    $       30    $       12
Gross Realized Losses                        (75)          (19)          (46)
                                      ----------    ----------    ----------
Net Realized Gains (Losses)           $      (18)   $       11    $      (34)
                                      ----------    ----------    ----------


                                      {50}
                               UnitedHealth Group

6 GOODWILL AND OTHER INTANGIBLE ASSETS

We adopted FAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Under FAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized. The following table shows net earnings and earnings per common share adjusted to reflect the adoption of the non-amortization provision of FAS No. 142 as of the beginning of the respective periods:

                                                     For the Year Ended December 31,
(in millions, except per share data)               2002           2001           2000
------------------------------------           ------------   ------------   ------------
NET EARNINGS
   Reported Net Earnings                       $      1,352   $        913   $        736
   Goodwill Amortization, net of tax effects             --             89             85
                                               ------------   ------------   ------------
   Adjusted Net Earnings                       $      1,352   $      1,002   $        821
                                               ------------   ------------   ------------

BASIC NET EARNINGS PER COMMON SHARE
   Reported Basic Net Earnings per Share       $       4.46   $       2.92   $       2.27
   Goodwill Amortization, net of tax effects             --           0.29           0.26
                                               ------------   ------------   ------------
   Adjusted Basic Net Earnings per Share       $       4.46   $       3.21   $       2.53
                                               ------------   ------------   ------------

DILUTED NET EARNINGS PER COMMON SHARE
   Reported Diluted Net Earnings per Share     $       4.25   $       2.79   $       2.19
   Goodwill Amortization, net of tax effects             --           0.28           0.25
                                               ------------   ------------   ------------
   Adjusted Diluted Net Earnings per Share     $       4.25   $       3.07   $       2.44
                                               ------------   ------------   ------------

Changes in the carrying amount of goodwill, by operating segment, during the year ended December 31, 2002, were as follows:

                                       Health Care                   Specialized                    Consolidated
(in millions)                            Services       Uniprise    Care Services     Ingenix          Total
-------------                          ------------   ------------  -------------   ------------    ------------
Balance at January 1, 2002             $      1,166   $        698   $        322   $        537    $      2,723
Acquisitions and Subsequent Payments            527             --             41             75             643
Dispositions                                     --             --             --             (3)             (3)
                                       ------------   ------------   ------------   ------------    ------------
Balance at December 31, 2002           $      1,693   $        698   $        363   $        609    $      3,363
                                       ------------   ------------   ------------   ------------    ------------

The weighted-average useful life, gross carrying value, accumulated amortization and net carrying value of other intangible assets as of December 31, 2002 and 2001 were as follows:

                                                       December 31, 2002                         December 31, 2001
                                            ---------------------------------------   ---------------------------------------
                                Weighted-      Gross                          Net        Gross                        Net
                                Average      Carrying     Accumulated      Carrying    Carrying     Accumulated     Carrying
(in millions)                 Useful Life      Value      Amortization       Value       Value      Amortization      Value
-------------                ------------   ----------    ------------    ---------   ----------    ------------    ---------
Customer Contracts and
   Membership Lists              14 years   $       64    $         (1)   $      63   $       --    $         --    $      --
Patents, Trademarks
   and Technology                10 years           58             (24)          34           28             (19)           9
Non-compete Agreements
   and Other                      7 years           31              (6)          25           22              (4)          18
                             ------------   ----------    ------------    ---------   ----------    ------------    ---------
Total                            10 years   $      153    $        (31)   $     122   $       50    $        (23)   $      27
                             ------------   ----------    ------------    ---------   ----------    ------------    ---------

Amortization expense relating to other intangible assets was $9 million in 2002. Estimated future amortization expense relating to other intangible assets for the years ending December 31 are as follows:

(in millions)           2003        2004        2005       2006        2007
-------------         --------    --------    -------    --------    --------
                      $     15    $     14    $    14    $     12    $     12

                                      {51}
                               UnitedHealth Group

7 MEDICAL COSTS PAYABLE

The following table shows the components of the change in medical costs payable for the years ended December 31, excluding amounts related to the AARP business:

                                                        For the Year Ended December 31,
(in millions)                                         2002             2001           2000
-------------                                      ---------        ---------      ---------
MEDICAL COSTS PAYABLE, BEGINNING OF PERIOD         $   2,593        $   2,411      $   2,124
ACQUISITIONS(1)                                          180               17             --
REPORTED MEDICAL COSTS
  Current Year                                        14,860           14,367         12,996
  Prior Years                                            (70)             (30)           (15)
                                                   ---------        ---------      ---------
    Total Reported Medical Costs                      14,790           14,337         12,981
                                                   ---------        ---------      ---------
CLAIM PAYMENTS
  Payments for Current Year                          (12,435)         (11,933)       (10,711)
  Payments for Prior Years                            (2,280)          (2,239)        (1,983)
                                                   ---------        ---------      ---------
    Total Claim Payments                             (14,715)         (14,172)       (12,694)
                                                   ---------        ---------      ---------
MEDICAL COSTS PAYABLE, END OF PERIOD               $   2,848        $   2,593      $   2,411
                                                   ---------        ---------      ---------

(1) Represents the medical costs payable balance as of the applicable acquisition date. Subsequent changes in estimates related to acquired medical costs payable are recorded as adjustments to Goodwill.

Amounts relating to the AARP business have been excluded since the underwriting gains or losses related to this contract are recorded as an increase or decrease to a rate stabilization fund, which is more fully described in Note 4. Medical costs payable balances relating to the AARP business were $893 million, $867 million, $855 million and $791 million as of December 31, 2002, 2001, 2000 and 1999, respectively. Medical costs relating to the AARP business were $3,402 million, $3,307 million and $3,174 million for the years ended December 31, 2002, 2001 and 2000, respectively.


                                      {52}
                               UnitedHealth Group

8 COMMERCIAL PAPER AND DEBT

Commercial paper and debt consisted of the following as of December 31 (in millions):

                                                        2002                            2001
                                               ------------------------      -------------------------
                                                Carrying        Fair         Carrying         Fair
(in millions)                                     Value         Value          Value          Value
                                               ----------     ---------      ----------     ----------
Commercial Paper                               $     461      $     461      $     684      $     684
Floating-Rate Notes
  due November 2003                                  100            100            100            100
6.6% Senior Unsecured Notes
  due December 2003                                  250            260            250            266
Floating-Rate Notes
  due November 2004                                  150            150            150            150
7.5% Senior Unsecured Notes
  due November 2005                                  400            450            400            433
5.2% Senior Unsecured Notes
  due January 2007                                   400            423             --             --
                                               ---------      ---------      ---------      ---------
Total Commercial Paper and Debt                    1,761          1,844          1,584          1,633
Less Current Maturities                             (811)          (821)          (684)          (684)
                                               ---------      ---------      ---------      ---------
Long-Term Debt, less current maturities        $     950      $   1,023      $     900      $     949
                                               ---------      ---------      ---------      ---------

As of December 31, 2002, our outstanding commercial paper had interest rates ranging from 1.4% to 1.5%. The interest rates on the floating-rate notes are reset quarterly to the three-month LIBOR plus 0.3% for the notes due November 2003 and to the three-month LIBOR plus 0.6% for the notes due November 2004. As of December 31, 2002, the applicable rates on the notes were 1.7% and 2.0%, respectively.

         In January 2002, we issued $400 million of 5.2% fixed-rate notes due January 2007. We used proceeds from this borrowing to repay commercial paper and for general corporate purposes including working capital, capital expenditures, business acquisitions and share repurchases. When we issued these notes, we entered into interest rate swap agreements that qualify as fair value hedges to convert a portion of our interest rate exposure from a fixed to a variable rate. The interest rate swap agreements have an aggregate notional amount of $200 million maturing January 2007. The variable rates approximate the six-month LIBOR and are reset on a semiannual basis in arrears. At December 31, 2002, the rate used to accrue interest expense on these swaps was approximately 1.4%.

         We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2003. We also have the capacity to issue approximately $200 million of extendible commercial notes (ECNs). As of December 31, 2002 and 2001, we had no amounts outstanding under our credit facilities or ECNs.

         Our debt agreements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

         Maturities of commercial paper and debt for the years ending December 31 are as follows:

(in millions)         2003      2004       2005       2006       2007
-------------        ------    ------     ------     ------     ------
                      $ 811     $ 150      $ 400     $   --      $ 400

We made cash payments for interest of $86 million, $91 million and $68 million in 2002, 2001 and 2000, respectively.


                                      {53}
                               UnitedHealth Group

9 SHAREHOLDERS' EQUITY

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. At December 31, 2002, approximately $280 million of our $6.3 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $130 million was available for general corporate use, including acquisitions and share repurchases. The remaining $150 million consists primarily of public and non-public equity securities held by UnitedHealth Capital, our investment capital business.

         The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the "A" range, we maintain an aggregate statutory capital and surplus level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2002, our regulated subsidiaries had aggregate statutory capital and surplus of approximately $2.5 billion, which is significantly more than the aggregate minimum regulatory requirements.

STOCK REPURCHASE PROGRAM

Under our board of directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to restrictions on volume, pricing and timing. During 2002, we repurchased 22.3 million shares for an aggregate of $1.8 billion. As of December 31, 2002, we had board of directors' authorization to purchase up to an additional 16.5 million shares of our common stock.

         As a limited part of our share repurchase activities, we had entered into purchase agreements with an independent third party to purchase shares of our common stock at various times and prices. In May 2002, the share purchase agreements were terminated, and we elected to receive shares of our common stock from the third party as settlement consideration. The favorable settlement amount was not material and was recorded through additional paid-in capital. We currently have no outstanding purchase agreements with respect to our common stock.

PREFERRED STOCK

At December 31, 2002, we had 10 million shares of $0.001 par value preferred stock authorized for issuance, and no preferred shares issued and outstanding.


                                      {54}
                               UnitedHealth Group

10 STOCK-BASED COMPENSATION PLANS

During 2002, our shareholders voted to consolidate our three primary stock-based compensation plans into one new plan. As of December 31, 2002, 29.0 million shares remained available under that plan for future grants of stock-based awards including, but not limited to, incentive or non-qualified stock options, stock appreciation rights and restricted stock. No shares are available for grants from our other plans.

         Stock options are granted at an exercise price not less than the fair value of our common stock on the date of grant. They generally vest ratably over four years and may be exercised up to 10 years from the date of grant. Activity under our stock plans is summarized in the table below (shares in thousands):


                                                  2002                          2001                          2000
                                     -----------------------------  ---------------------------    --------------------------
                                                 Weighted-Average              Weighted-Average              Weighted-Average
                                      Shares      Exercise Price     Shares     Exercise Price     Shares     Exercise Price
                                     --------    ----------------   --------   ----------------   --------   ----------------

Outstanding at Beginning of Year      38,337         $    29          38,810        $    22        44,080        $    19
Granted                               12,517         $    75           8,139        $    53         8,516        $    30
Assumed in Acquisitions                  457         $    60             194        $    19            --        $    --
Exercised                             (6,614)        $    27          (7,716)       $    20       (12,331)       $    17
Forfeited                             (1,496)        $    40          (1,090)       $    25        (1,455)       $    20
                                     --------        -------        --------        -------       -------        -------
Outstanding at End of Year            43,201         $    42          38,337        $    29        38,810        $    22
                                     --------        -------        --------        -------       -------        -------
Exercisable at End of Year            20,696         $    24          19,585        $    21        17,367        $    20
                                     --------        -------        --------        -------       -------        -------


As of December 31, 2002                            Options Outstanding                          Options Exercisable
                               -------------------------------------------------------   ----------------------------------
                                                Weighted-Average
                                  Number            Remaining         Weighted-Average      Number        Weighted-Average
Range of Exercise Prices       Outstanding     Option Term (years)     Exercise Price     Exercisable      Exercise Price
------------------------       -----------    --------------------    ----------------   -------------   ------------------
  $ 0 - $20                        4,358              4.5                 $    17             4,219            $   18
  $21 - $40                       19,597              6.3                 $    24            14,724            $   23
  $41 - $70                       13,833              8.5                 $    61             1,631            $   54
  $71 - $100                       5,413              9.6                 $    83               122            $   83
                                 -------             ----                 -------           -------            ------
  $ 0 - $100                      43,201              7.3                 $    42            20,696            $   24
                                 -------             ----                 -------           -------            ------

To determine compensation expense under the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The principal assumptions we used in applying the Black-Scholes model were as follows:

                                            2002         2001        2000
                                           ------       ------      ------
Risk-Free Interest Rate                      2.5%        3.7%        5.0%
Expected Volatility                         40.2%       45.9%       49.0%
Expected Dividend Yield                      0.1%        0.1%        0.1%
Expected Life in Years                       4.5         4.8         4.5

Information regarding the effect on net earnings and net earnings per common share had we applied the fair value expense recognition provisions of FAS No. 123 is included in Note 2.

         Effective August 1, 2002, our employee stock ownership plan was merged into our existing 401(k) plan. We also maintain an employee stock purchase plan. Activity related to these plans was not significant in relation to our consolidated financial results in 2002, 2001 and 2000.


                                      {55}
                               UnitedHealth Group

11 INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

Year Ended December 31,  (in millions)                      2002       2001        2000
--------------------------------------                     ------     ------      ------
Current Provision
  Federal                                                  $  675     $  524      $  330
  State and Local                                              57         45          38
                                                           ------     ------      ------
    Total Current Provision                                   732        569         368
Deferred Provision (Benefit)                                   12        (10)         51
                                                           ------     ------      ------
    Total Provision for Income Taxes                       $  744     $  559      $  419
                                                           ------     ------      ------

The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes is as follows:

Year Ended December 31, (in millions)                       2002       2001        2000
-------------------------------------                      ------     ------      ------
Tax Provision at the U.S. Federal Statutory Rate           $  734     $  515      $  404
State Income Taxes, net of federal benefit                     33         29          29
Tax-Exempt Investment Income                                  (26)       (21)        (17)
Non-deductible Amortization                                    --         29          27
Charitable Contributions                                       --         --         (18)
Other, net                                                      3          7          (6)
                                                           ------     ------      ------
  Provision for Income Taxes                               $  744     $  559      $  419
                                                           ------     ------      ------

The components of deferred income tax assets and liabilities are as follows:

As of December 31, (in millions)                        2002        2001
--------------------------------                       ------      ------
Deferred Income Tax Assets
   Accrued Expenses and Allowances                     $  252      $  206
   Unearned Premiums                                       47          65
   Medical Costs Payable and Other Policy Liabilities      60          84
   Net Operating Loss Carryforwards                        61          39
   Other                                                   30          30
                                                       ------      ------
Subtotal                                                  450         424
   Less: Valuation Allowances                             (39)        (39)
                                                       ------      ------
Total Deferred Income Tax Assets                          411         385
                                                       ------      ------
Deferred Income Tax Liabilities
   Capitalized Software Development                      (176)       (150)
   Net Unrealized Gains on Investments                    (82)        (31)
   Depreciation & Amortization                            (54)        (22)
                                                       ------      ------
Total Deferred Income Tax Liabilities                    (312)       (203)
                                                       ------      ------
      Net Deferred Income Tax Assets                   $   99      $  182
                                                       ------      ------

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. The valuation allowances relate to future tax benefits on certain federal, state and foreign net operating loss carryforwards. Federal net operating loss carryforwards expire beginning in 2017 through 2022, and state net operating loss carryforwards expire beginning in 2005 through 2022.


                                      {56}
                               UnitedHealth Group

    We made cash payments for income taxes of $458 million in 2002, $384 million in 2001 and $352 million in 2000. We increased additional paid-in capital and reduced income taxes payable by $133 million in both 2002 and 2001, and by $116 million in 2000 to reflect the tax benefit we received upon the exercise of non-qualified stock options.

    The company, together with its wholly-owned subsidiaries, files a consolidated federal income tax return. Internal Revenue Service examinations for the 1999 and 1998 tax years have been completed and did not have a significant impact on our consolidated operating results or financial position.

12 COMMITMENTS AND CONTINGENCIES

LEASES

We lease facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2025. Rent expense under all operating leases was $132 million in 2002, $135 million in 2001 and $132 million in 2000.

    At December 31, 2002, future minimum annual lease payments, net of sublease income, under all noncancelable operating leases were as follows:

(in millions)   2003            2004           2005            2006           2007    Thereafter
 -----------    ----            ----           ----            ----           ----    ----------
                $109            $ 94           $ 85            $ 75           $ 67         $ 190

SERVICE AGREEMENTS

We have three separate contracts for certain data center operations and support, and network and voice communication services, which expire in 2005 and 2006. Expenses incurred in connection with these agreements were $201 million in 2002, $196 million in 2001 and $182 million in 2000.

LEGAL MATTERS

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimate of probable costs resulting from these matters. These matters include, but are not limited to: claims relating to health care benefits coverage; medical malpractice actions; contract disputes; and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to routine matters incidental to our business.

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

    Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

                                      {57}
                               UnitedHealth Group

GOVERNMENT REGULATION

Our business is regulated at federal, state, local and international levels. The laws and rules governing our business are subject to frequent change, and agencies have broad latitude to administer those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability related to coverage interpretations or other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

    We are also subject to various ongoing governmental investigations, audits and reviews, and we record liabilities for our estimate of probable costs resulting from these matters. Although the results of pending matters are always uncertain, we do not believe the results of any of the current investigations, audits or reviews, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

13 SEGMENT FINANCIAL INFORMATION

Factors used in determining our reportable business segments include the nature of operating activities, existence of separate senior management teams, and the type of information presented to the company's chief operating decision-maker to evaluate our results of operations.

    Our accounting policies for business segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2). Transactions between business segments principally consist of customer service and transaction processing services that Uniprise provides to UnitedHealthcare and Ovations, certain product offerings sold to Uniprise and UnitedHealthcare customers by Specialized Care Services, and sales of medical benefits cost, quality and utilization data and predictive modeling to UnitedHealthcare, Ovations and Uniprise by Ingenix. These transactions are recorded at management's best estimate of fair value, as if the services were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital or working capital for non-regulated businesses. The "Corporate and Eliminations" column includes costs associated with company-wide process improvement initiatives, net expenses from charitable contributions to the United Health Foundation and eliminations of intersegment transactions. In accordance with accounting principles generally accepted in the United States of America, segments with similar economic characteristics may be combined. The financial results of UnitedHealthcare, Ovations and AmeriChoice have been combined in the Health Care Services segment column in the tables presented on the next page because these businesses have similar economic characteristics and have similar products and services, types of customers, distribution methods and operational processes, and operate in a similar regulatory environment, typically within the same legal entity. Substantially all of our operations are conducted in the United States.


                                      {58}
                               UnitedHealth Group

    The following tables present segment financial information as of and for the years ended December 31, 2002, 2001 and 2000 (in millions):

                                   Health Care                   Specialized                    Corporate
2002                                 Services      Uniprise     Care Services     Ingenix     and Eliminations      Consolidated
----                               -----------     --------     -------------     -------     ----------------      ------------
Revenues -- External Customers     $    21,465     $  2,083     $         897     $   355     $             --      $     24,800
Revenues -- Intersegment                    --          603               598         136               (1,337)               --
Investment and Other Income                179           27                14          --                   --               220
                                   -----------     --------     -------------     -------     ----------------      ------------
Total Revenues                     $    21,644     $  2,713     $       1,509     $   491     $         (1,337)     $     25,020
                                   -----------     --------     -------------     -------     ----------------      ------------

Earnings From Operations           $     1,336     $    509     $         286     $    55     $             --      $      2,186
Total Assets(1)                    $    10,522     $  1,914     $         974     $   902     $           (537)     $     13,775
Net Assets(1)                      $     4,379     $  1,097     $         602     $   763     $           (517)     $      6,324

Purchases of Property, Equipment
 and Capitalized Software          $       129     $    159     $          59     $    72     $             --      $        419
Depreciation and Amortization      $       102     $     69     $          36     $    48     $             --      $        255
                                   -----------     --------     -------------     -------     ----------------      ------------
2001
Revenues -- External Customers     $    20,259     $  1,841     $         734     $   339     $             --      $     23,173
Revenues -- Intersegment                    --          587               504         108               (1,199)               --
Investment and Other Income                235           34                16          --                   (4)              281
                                   -----------     --------     -------------     -------     ----------------      ------------
Total Revenues                     $    20,494     $  2,462     $       1,254     $   447     $         (1,203)     $     23,454
                                   -----------     --------     -------------     -------     ----------------      ------------

Earnings From Operations           $       944     $    374     $         214     $    48     $            (14)     $      1,566
Total Assets(1)                    $     9,014     $  1,737     $         848     $   771     $           (200)     $     12,170
Net Assets(1)                      $     3,408     $  1,020     $         514     $   646     $           (158)     $      5,430

Purchases of Property, Equipment
 and Capitalized Software          $       152     $    171     $          33     $    69     $             --      $        425
Depreciation and Amortization      $       101     $     81     $          33     $    50     $             --      $        265
                                   -----------     --------     -------------     -------     ----------------      ------------

2000
Revenues -- External Customers     $    18,502     $  1,595     $         503     $   290     $             --      $     20,890
Revenues -- Intersegment                    --          520               461          85               (1,066)               --
Investment and Other Income                194           25                10          --                    3               232
                                   -----------     --------     -------------     -------     ----------------      ------------
Total Revenues                     $    18,696     $  2,140     $         974     $   375     $         (1,063)     $     21,122
                                   -----------     --------     -------------     -------     ----------------      ------------

Earnings From Operations           $       739     $    289     $         174     $    32     $            (34)     $      1,200
Total Assets(1)                    $     8,118     $  1,578     $         525     $   730     $           (133)     $     10,818
Net Assets(1)                      $     3,085     $    978     $         276     $   617     $           (113)     $      4,843

Purchases of Property, Equipment
 and Capitalized Software          $        88     $     94     $          28     $    35     $             --      $        245
Depreciation and Amortization      $       100     $     75     $          25     $    47     $             --      $        247
                                   -----------     --------     -------------     -------     ----------------      ------------

(1) Total Assets and Net Assets exclude, where applicable, debt and accrued interest of $1,775 million, $1,603 million and $1,222 million, income tax-related assets of $389 million, $316 million and $235 million, and income tax-related liabilities of $510 million, $252 million and $168 million as of December 31, 2002, 2001 and 2000, respectively.


                                      {59}
                               UnitedHealth Group

14 QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       For the Quarter Ended
                                          ---------------------------------------------------
(in millions, except per share data)      March 31    June 30    September 30     December 31
                                          --------    -------    ------------     -----------
2002
Revenues                                   $6,013     $ 6,078       $6,247          $6,682
Medical and Operating Expenses             $5,531     $ 5,555       $5,675          $6,073(1)
Earnings From Operations                   $  482     $   523       $  572          $  609(1)
Net Earnings                               $  295     $   325       $  353          $  379(1)
Basic Net Earnings per Common Share        $ 0.96     $  1.07       $ 1.17          $ 1.26(1)
Diluted Net Earnings per Common Share      $ 0.92     $  1.01       $ 1.12          $ 1.20(1)
                                          --------    -------    ------------     -----------

2001
Revenues                                   $5,680     $ 5,813       $5,941          $6,020
Medical and Operating Expenses             $5,315     $ 5,429       $5,545          $5,599
Earnings From Operations                   $  365     $   384       $  396          $  421
Net Earnings                               $  212     $   223       $  231          $  247
Basic Net Earnings per Common Share        $ 0.67     $  0.71       $ 0.75          $ 0.79
Diluted Net Earnings per Common Share      $ 0.64     $  0.68       $ 0.71          $ 0.76
                                          --------    -------    ------------     -----------

(1) Includes an estimated $40 million ($26 million after tax effect), or $0.08 diluted net earnings per common share, of favorable medical costs estimate development from prior periods.


                                      {60}
                               UnitedHealth Group

                              REPORT OF MANAGEMENT

The management of UnitedHealth Group is responsible for the integrity and objectivity of the consolidated financial information contained in this annual report. The consolidated financial statements and related information were prepared according to accounting principles generally accepted in the United States of America and include some amounts that are based on management's best estimates and judgments.

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

         The Audit Committee of the board of directors, composed entirely of directors who are not employees of the company, meets periodically and privately with the company's independent auditors and management to review accounting, auditing, internal control, financial reporting and other matters.

WILLIAM W. MCGUIRE, MD
Chairman and Chief Executive Officer

STEPHEN J. HEMSLEY
President and Chief Operating Officer

PATRICK J. ERLANDSON
Chief Financial Officer


                                      {61}
                               UnitedHealth Group

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated:

We have audited the accompanying consolidated balance sheet of UnitedHealth Group Incorporated and Subsidiaries as of December 31, 2002, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of UnitedHealth Group Incorporated and Subsidiaries as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated January 24, 2002.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

         As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

         As discussed above, the consolidated financial statements of UnitedHealth Group Incorporated as of December 31, 2001 and 2000, and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Notes 6 and 7, these consolidated financial statements have been revised to (i) include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which, as described in Note 2, was adopted by the Company as of January 1, 2002, and (ii) include disclosure of the components of the change in medical costs payable consistent with Statement of Position 94-5, Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises. Our audit procedures with respect to the disclosures in Note 6 with respect to 2001 and 2000 included (i) agreeing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. Our audit procedures with respect to the disclosures in Note 7 with respect to 2001 and 2000 included (i) agreeing the previously reported beginning and end of year medical costs payable to the previously issued consolidated financial statements, (ii) agreeing the previously reported medical costs to the previously issued consolidated financial statements (iii) agreeing paid claims payments and prior years medical costs change in medical costs payable to supporting documentation of claims payment detail and (iv) testing the mathematical accuracy of the components of the change in medical costs payable. In our opinion, the disclosures for 2001 and 2000 in Notes 6 and 7 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
January 23, 2003

                                      {62}
                               UnitedHealth Group

                          INDEPENDENT AUDITORS' REPORT

The following audit report of Arthur Andersen LLP, our former independent auditors, is a copy of the original report dated January 24, 2002, rendered by Arthur Andersen LLP on our consolidated financial statements included in our Annual Report on Form 10-K filed on April 1, 2002, and has not been reissued by Arthur Andersen LLP since that date.

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


ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
January 24, 2002

                                      {63}
                               UnitedHealth Group

CORPORATE AND                  BOARD OF DIRECTORS
BUSINESS LEADERS


UnitedHealth Group                          WILLIAM C. BALLARD, JR.                      DONNA E. SHALALA, PHD
                                            Of Counsel                                   President
WILLIAM W. MCGUIRE, MD                      Greenebaum, Doll & McDonald                  University of Miami
Chairman and Chief Executive Officer        Louisville, Kentucky, law firm               Director since 2001.
                                            Director since 1993.
STEPHEN J. HEMSLEY                                                                       WILLIAM G. SPEARS
President and Chief Operating Officer       RICHARD T. BURKE                             Managing Partner
                                            Former Chief Executive Officer               Spears Grisanti & Brown LLC
PATRICK J. ERLANDSON                        and Governor                                 New York City-based investment
Chief Financial Officer                     Phoenix Coyotes                              counseling and management firm
                                            National Hockey League team                  Director since 1991.
DAVID J. LUBBEN                             Director since 1977.
General Counsel                                                                          GAIL R. WILENSKY, PHD
                                            STEPHEN J. HEMSLEY                           Senior Fellow
JAMES B. HUDAK                              President and                                Project HOPE
Chief Executive Officer                     Chief Operating Officer                      International health foundation
UnitedHealth Technologies                   UnitedHealth Group                           Director since 1993.
                                            Director since 2000.
REED V. TUCKSON, MD                                                                      Audit Committee
Senior Vice President                       JAMES A. JOHNSON                             WILLIAM C. BALLARD, JR.
Consumer Health and                         Vice Chairman                                JAMES A. JOHNSON
Medical Care Advancement                    Perseus, LLC                                 DOUGLAS W. LEATHERDALE
                                            Private merchant banking                     ROBERT L. RYAN
L. ROBERT DAPPER                            and investment firm
Senior Vice President                       Director since 1993.                         Compensation and
Human Capital                                                                            Human Resources Committee
                                            THOMAS H. KEAN
TRACY L. BAHL                               President                                    THOMAS H. KEAN
Senior Vice President                       Drew University                              MARY O. MUNDINGER
Chief Marketing Officer                     Director since 1993.                         WILLIAM G. SPEARS

JOHN S. PENSHORN                            DOUGLAS W. LEATHERDALE                       Compliance and
Director of Capital Markets                 Former Chairman and                          Government Affairs Committee
Communications and Strategy                 Chief Executive Officer
                                            The St. Paul Companies, Inc.                 RICHARD T. BURKE
UnitedHealthcare                            Insurance and related services               DONNA E. SHALALA
                                            Director since 1983.                         GAIL R. WILENSKY
ROBERT J. SHEEHY
Chief Executive Officer                     WILLIAM W. MCGUIRE, MD                       Executive Committee
                                            Chairman and
Ovations                                    Chief Executive Officer                      WILLIAM C. BALLARD, JR.
                                            UnitedHealth Group                           DOUGLAS W. LEATHERDALE
LOIS QUAM                                   Director since 1989.                         WILLIAM W. MCGUIRE
Chief Executive Officer                                                                  WILLIAM G. SPEARS
                                            MARY O. MUNDINGER, RN, DRPH
Uniprise                                    Dean and Centennial Professor in             Nominating Committee
                                            Health Policy, School of Nursing, and
R. CHANNING WHEELER                         Associate Dean, Faculty of Medicine          WILLIAM C. BALLARD, JR.
Chief Executive Officer                     Columbia University                          THOMAS H. KEAN
                                            Director since 1997.                         DOUGLAS W. LEATHERDALE
Specialized Care Services                                                                WILLIAM G. SPEARS
                                            ROBERT L. RYAN
RONALD B. COLBY                             Senior Vice President and
Chief Executive Officer                     Chief Financial Officer
                                            Medtronic, Inc.
Ingenix                                     Medical technology company
                                            Director since 1996.
JEANNINE M. RIVET
Executive Vice President
UnitedHealth Group and
Chief Executive Officer
Ingenix

AmeriChoice

ANTHONY WELTERS
Chief Executive Officer


                                      {64}
                               UnitedHealth Group

                        Financial performance at a glance

GROWTH & PROFITS -- CONSOLIDATED(1)
(in millions, except per share data)            2002            2001            2000
-----------------------------------          ----------      ----------      ----------
Revenues                                     $   25,020      $   23,454      $   21,122

Earnings From Operations                     $    2,186      $    1,566      $    1,200
Operating Margin                                    8.7%            6.7%            5.7%
Return on Net Assets                               37.5%           30.7%           25.5%

Net Earnings                                 $    1,352      $      913      $      705
Net Margin                                          5.4%            3.9%            3.3%
Diluted Net Earnings per Share               $     4.25      $     2.79      $     2.10


GROWTH & PROFITS -- BY SEGMENT
(in millions)                                     2002            2001            2000
------------------------------                 ----------      ----------      ----------
HEALTH CARE SERVICES
  Revenues                                     $   21,644      $   20,494      $   18,696
  Earnings From Operations                     $    1,336      $      944      $      739
  Operating Margin                                    6.2%            4.6%            4.0%
  Return on Net Assets                               35.7%           29.2%           24.6%
UNIPRISE
  Revenues                                     $    2,713      $    2,462      $    2,140
  Earnings From Operations                     $      509      $      374      $      289
  Operating Margin                                   18.8%           15.2%           13.5%
  Return on Net Assets                               47.9%           37.2%           30.6%
SPECIALIZED CARE SERVICES
  Revenues                                     $    1,509      $    1,254      $      974
  Earnings From Operations                     $      286      $      214      $      174
  Operating Margin                                   19.0%           17.1%           17.9%
  Return on Net Assets                               50.7%           59.1%           68.8%
INGENIX
  Revenues                                     $      491      $      447      $      375
  Earnings From Operations                     $       55      $       48      $       32
  Operating Margin                                   11.2%           10.7%            8.5%
  Return on Net Assets                                7.6%            7.5%            5.2%


CAPITAL ITEMS(1)
(in millions, except per share data)                2002          2001          2000
-----------------------------------               --------      --------      --------
Cash Flows From Operating Activities              $  2,423      $  1,844      $  1,521

Capital Expenditures                              $    419      $    425      $    245

Consideration Paid or Issued for Acquisitions     $    869      $    255      $     76

Debt-to-Total-Capital Ratio                           28.5%         28.9%         24.7%

Return on Shareholders' Equity                        33.0%         24.5%         19.0%

Year-End Market Capitalization                    $ 25,005      $ 21,841      $ 19,470

Year-End Common Share Price                       $  83.50      $  70.77      $  61.38
                                                  --------      --------      --------


(1) Excludes nonrecurring items in 2000, as described in footnote 1 at the bottom of page 19.


                                      {65}
                               UnitedHealth Group

                              INVESTOR INFORMATION


Market Price of Common Stock

The following table shows the range of high and low sales prices for the company's stock as reported on the New York Stock Exchange for the calendar periods shown through February 28, 2003. These prices do not include commissions or fees associated with purchasing or selling this security.

                                 High        Low
                               --------    -------
2003
First Quarter
  Through February 28, 2003    $  88.75    $ 78.40
                               --------    -------

2002
First Quarter                  $  76.80    $ 67.85
Second Quarter                 $  97.89    $ 75.13
Third Quarter                  $  96.30    $ 81.48
Fourth Quarter                 $ 101.00    $ 75.04
                               --------    -------

2001
First Quarter                  $  64.36    $ 50.50
Second Quarter                 $  67.40    $ 52.50
Third Quarter                  $  70.00    $ 58.80
Fourth Quarter                 $  72.80    $ 62.42
                               --------    -------

As of February 28, 2003, the company had 12,811 shareholders of record.

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

Annual Meeting

We invite UnitedHealth Group shareholders to attend our annual meeting, which will be held on Wednesday, May 7, 2003, at 10 a.m., at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota.

Dividend Policy

UnitedHealth Group's board of directors established the company's dividend policy in August 1990. The policy requires the board to review the company's audited financial statements following the end of each fiscal year and decide whether it is advisable to declare a dividend on the outstanding shares of common stock.

   Shareholders of record on April 2, 2001, received an annual dividend for 2001 of $0.03 per share. Shareholders of record on April 1, 2002, received an annual dividend for 2002 of $0.03 per share. On February 11, 2003, the board of directors approved an annual dividend for 2003 of $0.03 per share. The dividend will be paid on April 17, 2003, to shareholders of record at the close of business on April 1, 2003. We expect to continue paying comparable cash dividends in the future.

Stock Listing

The company's common stock is traded on the New York Stock Exchange under the symbol UNH.

Information Online

You can view our annual report and obtain more information about UnitedHealth Group and its businesses via the Internet at:

         www.unitedhealthgroup.com

                                      {66}
                               UnitedHealth Group