Form 10-K, Exhibit 13
period 2003-12-31
UNITEDHEALTH GROUP INC
filed 2004-03-15
CIK 731766

Financial Highlights

For the Year Ended December 31,
(in millions, except per share data)	2003	2002	2001	2000	1999
CONSOLIDATED OPERATING RESULTS
Revenues	$28,823	$25,020	$23,454	$21,122	$19,562

Earnings From Operations	$2,935	$2,186	$1,566	$1,200	$943
Net Earnings	$1,825	$1,352	$913	$736 [1]	$568 [2]
Return on Shareholders’ Equity	39.0%	33.0%	24.5%	19.8%[1]	14.1%

Basic Net Earnings per Common Share	$3.10	$2.23	$1.46	$1.14	$0.82
Diluted Net Earnings per Common Share	$2.96	$2.13	$1.40	$1.09 [1]	$0.80 [2]

Common Stock Dividends per Share	$0.015	$0.015	$0.015	$0.008	$0.008

CONSOLIDATED CASH FLOWS FROM (USED FOR)
Operating Activities	$3,003	$2,423	$1,844	$1,521	$1,189
Investing Activities	$(745)	$(1,391)	$(1,138)	$(968)	$(623)
Financing Activities	$(1,126)	$(1,442)	$(585)	$(739)	$(605)

CONSOLIDATED FINANCIAL CONDITION
(As of December 31)
Cash and Investments	$9,477	$6,329	$5,698	$5,053	$4,719
Total Assets	$17,634	$14,164	$12,486	$11,053	$10,273
Debt	$1,979	$1,761	$1,584	$1,209	$991
Shareholders’ Equity	$5,128	$4,428	$3,891	$3,688	$3,863
Debt-to-Total-Capital Ratio	27.8%	28.5%	28.9%	24.7%	20.4%

Financial Highlights and Results of Operations should be read together with the accompanying Consolidated Financial Statements and Notes.

[1] 2000 results include a $14 million net permanent tax benefit related to the contribution of UnitedHealth Capital investments to the United Health Foundation and a $27 million gain ($17 million after tax) related to a separate disposition of UnitedHealth Capital investments. Excluding these items for comparability purposes, 2000 net earnings and diluted earnings per common share were $705 million and $1.05 per share, and return on shareholders’ equity was 19.0%.

[2] 1999 results include a net permanent tax benefit primarily related to the contribution of UnitedHealth Capital investments to the United Health Foundation. Excluding this benefit for comparability purposes, net earnings and diluted net earnings per common share were $563 million and $0.79 per share.

20 UnitedHealth Group

Results of Operations

BUSINESS OVERVIEW

UnitedHealth Group is a leader in the health and well-being industry, serving approximately 52 million Americans. Our primary focus is on improving the American health care system by simplifying the administrative components of health care delivery, promoting evidence-based medicine as the standard for care and providing relevant, actionable data that physicians, health care providers, consumers, employers and other participants in health care can use to make better, more informed decisions.

     Through our diversified family of businesses, we leverage core competencies in advanced technology-based transactional capabilities; health care data, knowledge and informatics; and health care resource organization and care facilitation to make health care work better. We provide individuals with access to quality, cost-effective health care services and resources. We promote the delivery of care, consistent with the best available evidence for effective health care. We provide employers with superb value, service and support, and we deliver value to our shareholders by executing a business strategy founded upon a commitment to balanced growth, profitability and capital discipline.

2003 FINANCIAL PERFORMANCE HIGHLIGHTS

UnitedHealth Group had a very strong year in 2003. The company continued to achieve diversified growth across its business segments and generated net earnings of $1.8 billion and operating cash flows of $3.0 billion, representing increases of 35% and 24%, respectively, over 2002. Other financial performance highlights include:

➢ Diluted net earnings per common share of $2.96, representing an increase of 39% over 2002.

➢ Revenues of $28.8 billion, a 15% increase over 2002.

➢ Operating earnings of more than $2.9 billion, up 34% over 2002.

➢ Consolidated operating margin of 10.2%, up from 8.7% in 2002 driven primarily by improved margins on risk-based products, a product mix shift from risk-based products to higher-margin, fee-based products, and operational and productivity improvements.

➢ Return on shareholders’ equity of 39.0%, up from 33.0% in 2002.

2003 RESULTS COMPARED TO 2002 RESULTS

Consolidated Financial Results

Revenues

Revenues are comprised of premium revenues from risk-based products; service revenues, which primarily include fees for management, administrative and consulting services; and investment and other income.

     Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers’ health care services and related administrative costs. Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services, transaction processing, customer, consumer and care provider services, and access to contracted networks of physicians, hospitals and other health care professionals.

     Consolidated revenues increased by $3.8 billion, or 15%, in 2003 to $28.8 billion. Consolidated revenues increased by approximately 11% as a result of rate increases on premium and fee-based services and growth across business segments, and 4% as a result of revenues from businesses acquired since the beginning of 2002. Following is a discussion of 2003 consolidated revenue trends for each of our three revenue components.

UnitedHealth Group 21

Premium Revenues Consolidated premium revenues in 2003 totaled $25.4 billion, an increase of $3.5 billion, or 16%, over 2002. UnitedHealthcare premium revenues increased by $1.8 billion, driven primarily by average premium rate increases of 12% to 13% on renewing commercial risk-based business. Premium revenues from Medicaid programs also increased by approximately $1.0 billion over 2002. Approximately 70% of this increase resulted from the acquisition of AmeriChoice on September 30, 2002, with the remaining 30% driven by growth in the number of individuals served by our AmeriChoice Medicaid programs since the acquisition date. The remaining premium revenue growth in 2003 was primarily driven by growth in the number of individuals served by Ovations’ Medicare supplement products provided to AARP members and its Evercare business, along with growth in several of Specialized Care Services’ businesses.

Service Revenues Service revenues in 2003 totaled $3.1 billion, an increase of $224 million, or 8%, over 2002. The increase in service revenues was driven primarily by aggregate growth of 7% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements during 2003.

Investment and Other Income Investment and other income totaled $257 million, representing an increase of $37 million over 2002, due primarily to increased capital gains on sales of investments. Net capital gains on sales of investments were $22 million in 2003, compared with net capital losses of $18 million in 2002. Interest income decreased by $3 million in 2003, driven by lower yields on investments, partially offset by the impact of increased levels of cash and fixed-income investments.

Medical Costs

The combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

     The consolidated medical care ratio decreased from 83.0% in 2002 to 81.4% in 2003. Excluding the AARP business,1 the medical care ratio decreased 140 basis points from 81.4% in 2002 to 80.0% in 2003. Approximately 30 basis points of the decrease in the medical care ratio was driven by favorable development of prior period medical cost estimates as further discussed below. The balance of the medical care ratio decrease resulted primarily from net premium rate increases that exceeded overall medical benefit cost increases and changes in product, business and customer mix.

     Each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior fiscal years that are identified in the current year are included in total medical costs reported for the current fiscal year. Medical costs for 2003 include approximately $150 million of favorable medical cost development related to prior fiscal years. Medical costs for 2002 include approximately $70 million of favorable medical cost development related to prior fiscal years.

     On an absolute dollar basis, 2003 medical costs increased $2.5 billion, or 14%, over 2002. The increase was driven primarily by a rise in medical costs of approximately 10% to 11% due to medical cost inflation and a moderate increase in health care consumption, and incremental medical costs related to businesses acquired since the beginning of 2002.

[1]Management believes disclosure of the medical care ratio excluding the AARP business is meaningful since underwriting gains or losses related to the AARP business accrue to AARP policyholders through a rate stabilization fund (RSF). Although the company is at risk for underwriting losses to the extent cumulative net losses exceed the balance in the RSF, we have not been required to fund any underwriting deficits to date and management believes the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract during the foreseeable future.

22 UnitedHealth Group

Operating Costs

The operating cost ratio (operating costs as a percentage of total revenues) for 2003 was 16.9%, down from 17.5% in 2002. This decrease was driven primarily by revenue mix changes, with greater growth from premium revenues than from service revenues, and productivity gains from technology deployment and other cost management initiatives. Our premium-based products have lower operating cost ratios than our fee-based products. The impact of operating cost efficiencies in 2003 was partially offset by the continued incremental costs associated with the development, deployment, adoption and maintenance of new technology releases.

     On an absolute dollar basis, operating costs for 2003 increased $488 million, or 11%, over 2002. This increase was driven by a 6% increase in total individuals served by Health Care Services and Uniprise during 2003, increases in broker commissions and premium taxes due to increased revenues, general operating cost inflation and additional operating costs associated with change initiatives and acquired businesses.

Depreciation and Amortization

Depreciation and amortization in 2003 was $299 million, an increase of $44 million over 2002. This increase was due to additional depreciation and amortization from higher levels of computer equipment and capitalized software as a result of technology enhancements, business growth and businesses acquired since the beginning of 2002.

Income Taxes

Our effective income tax rate was 35.7% in 2003, compared to 35.5% in 2002. The change from 2002 was due to changes in business and income mix between states with differing income tax rates.

Business Segments

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES			Percent
	2003	2002	Change
Health Care Services	$24,807	$21,552	15%
Uniprise	3,107	2,725	14%
Specialized Care Services	1,878	1,509	24%
Ingenix	574	491	17%
Corporate and Eliminations	(1,543)	(1,257)	nm

Consolidated Revenues	$28,823	$25,020	15%

EARNINGS FROM OPERATIONS			Percent
	2003	2002	Change
Health Care Services	$1,865	$1,328	40%
Uniprise	610	517	18%
Specialized Care Services	385	286	35%
Ingenix	75	55	36%

Consolidated Earnings From Operations	$2,935	$2,186	34%

nm — not meaningful

UnitedHealth Group 23

Health Care Services

The Health Care Services segment consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare coordinates network-based health and well-being services on behalf of local employers and consumers. Ovations delivers health and well-being services to Americans over the age of 50, including the administration of supplemental health insurance coverage on behalf of AARP. AmeriChoice facilitates and manages health care services for state Medicaid programs and their beneficiaries.

     Health Care Services had revenues of $24.8 billion in 2003, representing an increase of $3.3 billion, or 15%, over 2002. The majority of the increase resulted from an increase of $1.9 billion in UnitedHealthcare revenue, an increase of 14% over 2002. The increase in UnitedHealthcare revenues was driven by average premium rate increases of approximately 12% to 13% on renewing commercial risk-based business and 8% growth in the number of individuals served by fee-based products during 2003. Revenues from Medicaid programs in 2003 increased by $1.0 billion over 2002. Approximately 70% of this increase resulted from the acquisition of AmeriChoice on September 30, 2002, with the remaining 30% driven by growth in the number of individuals served by AmeriChoice Medicaid programs since the acquisition date. Ovations revenues increased by $319 million, or 5%, primarily due to increases in the number of individuals served by both its Medicare supplement products provided to AARP members and by its Evercare business.

     Health Care Services earnings from operations in 2003 were nearly $1.9 billion, representing an increase of $537 million, or 40%, over 2002. This increase primarily resulted from revenue growth and improved gross margins on UnitedHealthcare’s risk-based products, growth in the number of individuals served by UnitedHealthcare’s fee-based products, and the acquisition of AmeriChoice on September 30, 2002. UnitedHealthcare’s commercial medical care ratio improved to 80.0% in 2003 from 81.8% in 2002. Approximately 40 basis points of the decrease in the commercial medical care ratio was driven by the favorable development of prior period medical cost estimates, with the balance of the decrease resulting from net premium rate increases that exceeded overall medical benefit cost increases and changes in business and customer mix. Health Care Services’ 2003 operating margin was 7.5%, an increase of 130 basis points over 2002. This increase was driven by a combination of improved medical care ratios and a shift in commercial product mix from risk-based products to higher-margin, fee-based products.

     The following table summarizes the number of individuals served by Health Care Services, by major market segment and funding arrangement, as of December 311:

(in thousands)	2003	2002
Commercial
Risk-Based	5,400	5,070
Fee-Based	2,895	2,715

Total Commercial	8,295	7,785

Medicare	230	225
Medicaid	1,105	1,030

Total Health Care Services	9,630	9,040

[1] Excludes individuals served by Ovations’ Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare’s commercial business as of December 31, 2003 increased by 510,000, or 7%, over the prior year. This included an increase of 180,000, or 7%, in the number of individuals served with fee-based products, driven by new customer relationships and existing customers converting from risk-based products to fee-based products. In addition, the number of individuals served by risk-based products increased by 330,000. This increase was driven by the acquisition of Golden Rule Financial Corporation (Golden Rule) in November 2003, which resulted in

24 UnitedHealth Group

the addition of 430,000 individuals served, partially offset by customers converting to self-funded, fee-based arrangements and UnitedHealthcare’s targeted withdrawal of risk-based offerings from unprofitable arrangements with customers using multiple benefit carriers.

     Ovations’ year-over-year Medicare+Choice enrollment remained relatively stable, with 230,000 individuals served as of December 31, 2003. Medicaid enrollment increased by 75,000, or 7%, due to strong growth in the number of individuals served by AmeriChoice over the past year.

Uniprise

Uniprise provides network-based health and well-being services, business-to-business transaction processing services, consumer connectivity and technology support services to large employers and health plans. Uniprise revenues in 2003 were $3.1 billion, representing an increase of 14% over 2002. This increase was driven primarily by growth of 6% in the number of individuals served by Uniprise during 2003, annual service fee rate increases for self-insured customers, and a change in customer funding mix during 2002. Uniprise served 9.1 million individuals and 8.6 million individuals as of December 31, 2003 and 2002, respectively.

     Uniprise earnings from operations in 2003 were $610 million, representing an increase of 18% over 2002. Operating margin for 2003 improved to 19.6% from 19.0% in 2002. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that have reduced labor and occupancy costs in its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise’s infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

Specialized Care Services

Specialized Care Services is a portfolio of health and well-being companies, each serving a specialized market need with a unique offering of benefits, networks, services and resources. Specialized Care Services revenues during 2003 of $1.9 billion increased by $369 million, or 24%, over 2002. This increase was principally driven by an increase in the number of individuals served by United Behavioral Health, its mental health benefits business; Dental Benefit Providers, its dental services business; and Spectera, its vision care benefits business; as well as rate increases related to these businesses.

     Earnings from operations in 2003 of $385 million increased $99 million, or 35%, over 2002. Specialized Care Services’ operating margin increased to 20.5% in 2003, up from 19.0% in 2002. This increase was driven primarily by operational and productivity improvements at United Behavioral Health. With the continuing growth of the Specialized Care Services segment, we are consolidating production and service operations to a segmentwide service and production infrastructure to improve service, quality and consistency, and to enhance productivity and efficiency.

Ingenix

Ingenix is an international leader in the field of health care data analysis and application, serving pharmaceutical companies, health insurers and other payers, physicians and other health care providers, large employers and governments. Ingenix revenues in 2003 of $574 million increased by $83 million, or 17%, over 2002. This was driven primarily by new business growth in the health information business.

     Earnings from operations in 2003 were $75 million, up $20 million, or 36%, from 2002. Operating margin was 13.1% in 2003, up from 11.2% in 2002. The increase in the operating margin was primarily due to growth in the health information business.

UnitedHealth Group 25

2002 RESULTS COMPARED TO 2001 RESULTS

Consolidated Financial Results

Revenues

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

Premium Revenues Consolidated premium revenues in 2002 totaled $21.9 billion, an increase of $1.2 billion, or 6%, compared with 2001. Premium revenues from UnitedHealthcare’s commercial risk-based products increased by approximately $1.2 billion, or 10%, to $12.9 billion in 2002. Average net premium rate increases exceeded 13% on UnitedHealthcare’s renewing commercial risk-based business. This increase was partially offset by the effects of targeted withdrawals from unprofitable risk-based arrangements with customers using multiple health benefit carriers and a shift in product mix from risk-based to fee-based products. During 2002, the number of individuals served by UnitedHealthcare commercial risk-based products decreased by 180,000, or 3%.

     Premium revenues from Medicaid and Medicare+Choice programs decreased by $400 million, or 11%, to $3.2 billion in 2002. Premium revenues from Medicare+Choice programs decreased by $850 million to $1.6 billion because of planned withdrawals and benefit design changes in certain markets undertaken in response to insufficient Medicare program reimbursement rates. Premium revenues from Medicaid programs increased by $450 million to $1.6 billion in 2002. More than half of this increase, $240 million, related to the acquisition of AmeriChoice on September 30, 2002.

     The balance of premium revenue growth in 2002 included a $240 million increase in Health Care Services’ premium revenues driven by an increase in the number of individuals served by both Ovations’ Medicare supplement products provided to AARP members and by its Evercare business. In addition, Specialized Care Services realized a $140 million increase in premium revenues in 2002.

Service Revenues Service revenues in 2002 totaled $2.9 billion, an increase of $404 million, or 16%, over 2001. The increase in service revenues was driven primarily by aggregate growth of 11% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements. Uniprise and UnitedHealthcare service revenues grew by an aggregate of $230 million during 2002. Additionally, revenues from Ovations’ Pharmacy Services business, established in June 2001, increased by approximately $110 million, as it was in operation for the full year in 2002.

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

26 UnitedHealth Group

Medical Costs

The consolidated medical care ratio decreased from 85.3% in 2001 to 83.0% in 2002. Excluding the AARP business, the medical care ratio decreased by 250 basis points from 83.9% in 2001 to 81.4% in 2002. Approximately 90 basis points of the medical care ratio decrease resulted from targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple health benefit carriers and a shift in commercial customer mix, with a larger percentage of premium revenues derived from small business customers. These employer groups typically have a lower medical care ratio, but carry higher operating costs than larger customers. Additionally, the medical care ratio decreased approximately 90 basis points because of withdrawals and benefit design changes in certain Medicare markets pertaining to our Medicare+Choice offering. The balance of the decrease in the medical care ratio was primarily driven by changes in product and business mix, care management activities and net premium rate increases that exceeded overall medical benefit cost increases.

     On an absolute dollar basis, consolidated medical costs increased by $548 million, or 3%, over 2001. This increase principally resulted from a rise in medical costs of approximately 12%, or $2.1 billion, driven by the combination of medical cost inflation and increased health care consumption. Partially offsetting this increase, medical costs decreased by approximately $1.4 billion due to net reductions in the number of people receiving benefits under our Medicare and commercial risk-based products. The balance of the decrease in medical costs was driven primarily by changes in benefit designs in certain Medicare markets.

Operating Costs

The operating cost ratio was 17.5% in 2002, compared with 17.0% in 2001. During 2002, our fee-based products and services grew at a faster rate than our premium-based products, and fee-based products have much higher operating cost ratios than premium-based products. In addition, our Medicare business, which has relatively low operating costs as a percentage of revenues, decreased in size relative to our overall operations. Using a revenue mix comparable to 2001, the 2002 operating cost ratio would have decreased slightly in 2002. This decrease was principally driven by operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that reduced labor and occupancy costs in our transaction processing and customer service, billing and enrollment functions. The impact of these efficiencies was partially offset by the incremental costs associated with the development, deployment, adoption and maintenance of new technology releases, as well as increased business self-insurance costs during 2002.

     On an absolute dollar basis, operating costs increased by $408 million, or 10%, over 2001. This increase was driven by a 7% increase in the total number of individuals served by Health Care Services and Uniprise during 2002, general operating cost inflation and the additional costs associated with acquired businesses.

Depreciation and Amortization

Depreciation and amortization was $255 million in 2002 and $265 million in 2001. This decrease was due to $93 million of amortization expense in 2001 recorded for goodwill, which was no longer amortized in 2002 pursuant to the adoption of Financial Accounting Standards (FAS) No. 142, “Goodwill and Other Intangible Assets.” This decrease was largely offset by $83 million of additional depreciation and amortization resulting from higher levels of equipment and capitalized software as a result of technology enhancements and business growth.

Income Taxes

Our effective income tax rate was 35.5% in 2002 and 38.0% in 2001. The decrease was primarily due to the impact of non-tax-deductible goodwill amortization that is no longer amortized for financial reporting purposes, as required by FAS No. 142. Assuming FAS No. 142 was effective during 2001, the effective tax rate would have been approximately 36.0% during 2001.

UnitedHealth 27

Business Segments

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES			Percent
	2002	2001	Change
Health Care Services	$21,552	$20,403	6%
Uniprise	2,725	2,474	10%
Specialized Care Services	1,509	1,254	20%
Ingenix	491	447	10%
Corporate and Eliminations	(1,257)	(1,124)	nm

Consolidated Revenues	$25,020	$23,454	7%

EARNINGS FROM OPERATIONS		2001		Percent
	2002	Reported	Adjusted[1]	Change[1]
Health Care Services	$1,328	$936	$974	36%
Uniprise	517	382	410	26%
Specialized Care Services	286	214	220	30%
Ingenix	55	48	69	(20%)
Corporate	—	(14)	(14)	nm

Consolidated Earnings From Operations	$2,186	$1,566	$1,659	32%

nm — not meaningful

[1] Adjusted to exclude $93 million of amortization expense associated with goodwill for comparability purposes. Pursuant to FAS No. 142, which we adopted effective January 1, 2002, goodwill is no longer amortized. Where applicable, the percent change is calculated comparing the 2002 results to the 2001 “Adjusted” results.

Health Care Services

Health Care Services posted record revenues of $21.6 billion in 2002, an increase of nearly $1.2 billion, or 6%, over 2001. The increase in revenues primarily resulted from an increase of approximately $1.2 billion in UnitedHealthcare’s commercial premium revenues. This was driven by average net premium rate increases in excess of 13% on renewing commercial risk-based business, partially offset by the effects of targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple health benefit carriers. Premium revenues from Medicaid programs increased by $450 million in 2002, of which $240 million related to the acquisition of AmeriChoice on September 30, 2002. Offsetting these increases, Medicare+Choice premium revenues decreased by $850 million as a result of planned withdrawals and benefit design changes in certain markets in response to insufficient Medicare program reimbursement rates. The balance of Health Care Services’ revenue growth in 2002 includes a $240 million increase in Ovations revenues driven by an increase in the number of individuals served by both its Medicare supplement products provided to AARP members and its Evercare business, and a $140 million increase in revenues from its Pharmacy Services business, established in June 2001.

     Health Care Services realized earnings from operations of $1.3 billion in 2002, an increase of $392 million, or 42%, over 2001 on a reported basis, and an increase of $354 million, or 36%, over 2001 on a FAS No. 142 comparable reporting basis. This increase primarily resulted from improved gross margins on UnitedHealthcare’s commercial risk-based products, revenue growth and operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that reduced labor and occupancy costs in the transaction processing and customer service, billing and enrollment functions. Health Care Services’ operating margin increased to 6.2% in 2002 from 4.6% on a reported basis and from 4.8% on a FAS No. 142 comparable reporting basis in 2001. This increase was driven by a combination of an improved medical care ratio, productivity improvements and a shift in product mix from risk-based products to higher-margin, fee-based products.

28 UnitedHealth Group

     UnitedHealthcare’s commercial medical care ratio decreased by 230 basis points from 84.1% in 2001 to 81.8% in 2002. Approximately 130 basis points of the commercial medical care ratio decrease resulted from targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple carriers and a shift in commercial customer mix, with a larger percentage of premium revenues derived from small business customers. These employer groups typically have a lower medical care ratio, but carry higher operating costs than larger customers. The balance of the decrease in the commercial medical care ratio was primarily driven by changes in product mix, care management activities and net premium rate increases that exceeded overall medical benefit cost increases.

     The following table summarizes the number of individuals served, by major market segment and funding arrangement, as of December 311:

(in thousands)	2002	2001
Commercial
Risk-Based	5,070	5,250
Fee-Based	2,715	2,305

Total Commercial	7,785	7,555

Medicare	225	345
Medicaid	1,030	640

Total Health Care Services	9,040	8,540

[1] Excludes individuals served by Ovations’ Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare’s commercial products increased by 230,000, or 3%, during 2002. This included an increase of 410,000, or 18%, in the number of individuals served with fee-based products, driven by new customer relationships and customers converting from risk-based products during 2002. This increase was partially offset by a decrease of 180,000, or 3%, in the number of individuals served by risk-based products, driven by customers converting to self-funded, fee-based arrangements and UnitedHealthcare’s targeted withdrawal of risk-based product offerings from unprofitable arrangements with customers using multiple health benefit carriers.

     Ovations’ year-over-year Medicare enrollment decreased 35% because of market withdrawals and benefit design changes. These actions were taken in response to insufficient Medicare program reimbursement rates in specific counties and were intended to preserve profit margins and better position the Medicare program for long-term success. Year-over-year Medicaid enrollment increased by 390,000, largely due to the acquisition of AmeriChoice on September 30, 2002, which served approximately 360,000 individuals as of the acquisition date.

Uniprise

Uniprise revenues were $2.7 billion in 2002, up $251 million, or 10%, over 2001. This increase was driven primarily by an 8% increase in Uniprise’s customer base. Uniprise served 8.6 million individuals as of December 31, 2002, and 8.0 million individuals as of December 31, 2001.

     Uniprise earnings from operations grew by $135 million, or 35%, over 2001 on a reported basis, and by $107 million, or 26%, over 2001 on a FAS No. 142 comparable reporting basis. Operating margin improved to 19.0% in 2002 from 15.4% on a reported basis and from 16.6% on a FAS No. 142 comparable reporting basis in 2001. Uniprise expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that reduced labor and occupancy costs supporting its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise’s infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

UnitedHealth Group 29

Specialized Care Services

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

     Earnings from operations reached $286 million in 2002, an increase over 2001 of $72 million, or 34%, on a reported basis and $66 million, or 30%, on a FAS No. 142 comparable reporting basis. Specialized Care Services’ operating margin increased to 19.0% in 2002, up from 17.1% on a reported basis and from 17.5% on a FAS No. 142 comparable reporting basis in 2001. This increase was driven by operational and productivity improvements, partially offset by a shifting business mix toward higher revenue, lower margin products. With the growth of this segment, we began consolidating production and service operations to a segmentwide service and production infrastructure to improve service quality and consistency and enhance productivity and efficiency.

Ingenix

Revenues were $491 million in 2002, an increase of $44 million, or 10%, over 2001. This was the result of strong new business growth in the health information business and revenues from acquired businesses, partially offset by reduced revenues in the pharmaceutical services business.

     Earnings from operations were $55 million, up $7 million, or 15%, over 2001 on a reported basis, and down $14 million, or 20%, from 2001 on a FAS No. 142 comparable reporting basis. Operating margin was 11.2% in 2002, up from 10.7% in 2001 on a reported basis, and down from 15.4% on a FAS No. 142 comparable reporting basis. The reduction in earnings from operations and operating margin on a FAS No. 142 comparable reporting basis was due to cancellations and delays of certain clinical research trials by pharmaceutical clients, which were affected by weak industry-specific conditions. This reduction was partially offset by strong business growth and slightly expanding margins in the health information business.

Corporate

Corporate includes costs for certain companywide process improvement initiatives, net expenses from charitable contributions to the United Health Foundation and eliminations of intersegment transactions. The decrease in corporate expenses of $14 million from 2001 to 2002 reflects the completion during 2001 of certain companywide process improvement initiatives.

30 UnitedHealth Group

FINANCIAL CONDITION AND LIQUIDITY AT DECEMBER 31, 2003

Liquidity

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining strong financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment and financing within the confines of our financial strategy.

     Our regulated subsidiaries generate significant cash flows from operations. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest monies of regulated subsidiaries that exceed our short-term obligations in longer term, investment-grade, marketable debt securities to improve our overall investment return. Factors we consider in making these investment decisions include our board of directors’ approved investment policy, regulatory limitations, return objectives, tax implications, risk tolerance and maturity dates. Our long-term investments are also available for sale to meet short-term liquidity and other needs. Monies in excess of the capital needs of our regulated entities are paid to their non-regulated parent companies, typically in the form of dividends, for general corporate use, when and as permitted by applicable regulations.

     Our non-regulated businesses also generate significant cash from operations for general corporate use. Cash flows generated by these entities, combined with the issuance of commercial paper, long-term debt and the availability of committed credit facilities, further strengthen our operating and financial flexibility. We generally use these cash flows to reinvest in our businesses in the form of capital expenditures, to expand the depth and breadth of our services through business acquisitions, and to repurchase shares of our common stock, depending on market conditions.

     Cash generated from operating activities, our primary source of liquidity, is principally from net earnings, excluding depreciation and amortization. As a result, any future decline in our profitability may have a negative impact on our liquidity. The level of profitability of our risk-based business depends in large part on our ability to accurately predict and price for health care cost increases. This risk is partially mitigated by the diversity of our other businesses, the geographic diversity of our risk-based business and our disciplined underwriting and pricing processes, which seek to match premium rate increases with future health care costs. In 2003, a hypothetical 1% increase in commercial insured medical costs would have reduced net earnings by approximately $75 million.

     The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, debt ratings, contractual restrictions, regulatory requirements and market conditions. We believe that our strategies and actions toward maintaining financial flexibility mitigate much of this risk.

UnitedHealth Group 31

Cash and Investments

Cash flows from operating activities was $3.0 billion in 2003, representing an increase over 2002 of $580 million, or 24%. This increase in operating cash flows resulted primarily from an increase of $454 million in net income excluding depreciation, amortization and other noncash items. Additionally, operating cash flows increased by $126 million due to cash generated by working capital changes, driven primarily by an increase in medical costs payable. As premium revenues and related medical costs increase, we generate incremental operating cash flows because we collect premium revenues in advance of the claim payments for related medical costs.

     We maintained a strong financial condition and liquidity position, with cash and investments of $9.5 billion at December 31, 2003. Total cash and investments increased by $3.1 billion since December 31, 2002, primarily due to $2.2 billion in cash and investments acquired in the Golden Rule acquisition in November 2003 and strong operating cash flows, partially offset by capital expenditures, businesses acquired for cash and common stock repurchases.

     As further described under “Regulatory Capital and Dividend Restrictions,” many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. At December 31, 2003, approximately $385 million of our $9.5 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $45 million was segregated for future regulatory capital needs and the remainder was available for general corporate use, including acquisitions and share repurchases.

Financing and Investing Activities

In addition to our strong cash flows generated by operating activities, we use commercial paper and debt to maintain adequate operating and financial flexibility. As of December 31, 2003 and 2002, we had commercial paper and debt outstanding of approximately $2.0 billion and $1.8 billion, respectively. Our debt-to-total-capital ratio was 27.8% and 28.5% as of December 31, 2003 and December 31, 2002, respectively. We believe the prudent use of debt leverage optimizes our cost of capital and return on shareholders’ equity, while maintaining appropriate liquidity.

     In December and March 2003, we issued $500 million of four-year, fixed-rate notes and $450 million of 10-year, fixed-rate notes with interest rates of 3.3% and 4.9%, respectively. We entered into interest rate swap agreements to convert our interest exposure on $725 million of the 2003 borrowings from a fixed to a variable rate. At December 31, 2003, the rate used to accrue interest expense on these agreements ranged from 1.2% to 1.6%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations. We used the proceeds from these borrowings to repay commercial paper and term debt maturing in 2003, and for general corporate purposes, including working capital, capital expenditures, business acquisitions and share repurchases. Commercial paper and current maturities of long-term debt decreased from $811 million as of December 31, 2002, to $229 million as of December 31, 2003, as a result of these actions.

      We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2004. As of December 31, 2003, we had no amounts outstanding under our credit facilities.

     Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio (calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders’ equity) below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

32 UnitedHealth Group

     Our senior debt is rated “A” by Standard & Poor’s (S&P) and Fitch, and “A3” with a positive outlook by Moody’s. Our commercial paper is rated “A-1” by S&P, “F-1” by Fitch, and “P-2” with a positive outlook by Moody’s. Consistent with our intention of maintaining our senior debt ratings in the “A” range, we intend to maintain our debt-to-total-capital ratio at 30% or less. A significant downgrade in our debt or commercial paper ratings could adversely affect our borrowing capacity and costs.

     Under our board of directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2003, we repurchased 33 million shares at an average price of approximately $47 per share and an aggregate cost of approximately $1.6 billion. As of December 31, 2003, we had board of directors’ authorization to purchase up to an additional 45 million shares of our common stock. Our common stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares because we believe it is a prudent use of capital. A decision by the company to discontinue share repurchases would significantly increase our liquidity and financial flexibility.

     In May 2003, our board of directors declared a two-for-one split of the company’s common stock in the form of a 100% common stock dividend. The stock dividend was issued on June 18, 2003, to shareholders of record as of June 2, 2003. All share and per share amounts have been restated to reflect the stock split.

     On November 13, 2003, our Health Care Services business segment acquired Golden Rule Financial Corporation and subsidiaries. We paid $495 million in cash in exchange for all of the outstanding stock of Golden Rule.

     On February 10, 2004, our Health Care Services business segment acquired Mid Atlantic Medical Services, Inc. (MAMSI). Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and approximately $800 million in cash.

     We financed the cash portion of the MAMSI purchase price primarily through commercial paper issuances and a total of $500 million of five- and 10-year fixed-rate notes issued on February 10, 2004. We have entered into interest rate swap agreements to convert our interest exposure on these notes from a fixed to a variable rate. Following the closing of this acquisition and the debt issuances, our debt-to-total-capital ratio remained below 30%.

     Under our S-3 shelf registration statement (for common stock, preferred stock, debt securities and other securities), the remaining issuing capacity of all covered securities, after consideration of the notes issued in connection with the MAMSI acquisition described above, is $250 million. We may publicly offer securities from time to time at prices and terms to be determined at the time of offering. We plan to file an amendment to increase the issuing capacity under our S-3 shelf registration statement to $2.0 billion during the first half of 2004. Under our S-4 acquisition shelf registration statement, we have remaining issuing capacity of approximately 24.3 million shares of our common stock in connection with acquisition activities. We filed a separate S-4 registration statement for the 36.4 million shares issued in connection with the acquisition of MAMSI described above.

UnitedHealth Group 33

Contractual Obligations, Off-Balance Sheet Arrangements And Commitments

The following table summarizes future obligations due by period as of December 31, 2003, under our various contractual obligations, off-balance sheet arrangements and commitments (in millions):

	2004	2005 to 2006	2007 to 2008	Thereafter	Total
Debt and Commercial Paper[1]	$229	$400	$900	$450	$1,979
Operating Leases	103	185	144	191	623
Purchase Obligations[2]	83	99	14	—	196
Future Policy Benefits[3]	160	290	265	962	1,677
Other Long-Term Obligations[4]	—	—	65	173	238

Total Contractual Obligations	$575	$974	$1,388	$1,776	$4,713

[1] Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.

[2] Minimum commitments under existing purchase obligations for goods and services.

[3] Estimated payments required under life insurance and annuity contracts.

[4] Includes obligations associated with certain employee benefit programs and minority interest purchase commitments.

Currently, we do not have any other material contractual obligations, off-balance sheet arrangements or commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications, and may include acquisitions.

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity’s level of statutory net income and statutory capital and surplus. The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the “A” range, we maintain an aggregate statutory capital level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2003, our regulated subsidiaries had aggregate statutory capital of approximately $3.1 billion, which is significantly more than the aggregate minimum regulatory requirements.

34 UnitedHealth Group

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

Revenues

Revenues are principally derived from health care insurance premiums. We recognize premium revenues in the period eligible individuals are entitled to receive health care services. Customers are typically billed monthly at a contracted rate per eligible person multiplied by the total number of people eligible to receive services, as recorded in our records. Employer groups generally provide us with changes to their eligible population one month in arrears. Each billing includes an adjustment for prior month changes in eligibility status that were not reflected in our previous billing. We estimate and adjust the current period’s revenues and accounts receivable accordingly. Our estimates are based on historical trends, premiums billed, the level of contract renewal activity and other relevant information. We revise estimates of revenue adjustments each period, and record changes in the period they become known.

Medical Costs

Each reporting period, we estimate our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical care services incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, seasonal variances in medical care consumption, provider contract rate changes, medical care utilization and other medical cost trends, membership volume and demographics, benefit plan changes, and business mix changes related to products, customers and geography. Depending on the health care provider and type of service, the typical billing lag for services can range from two to 90 days from the date of service. Substantially all claims related to medical care services are known and settled within nine to 12 months from the date of service. We estimate liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies.

     Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, with the changes in estimates included in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods. If the revised estimate of prior period medical costs is less than the previous estimate, we will decrease reported medical costs in the current period (favorable development). If the revised estimate of prior period medical costs is more than the previous estimate, we will increase reported medical costs in the current period (unfavorable development). Historically, the net impact of estimate developments has represented less than one-half of 1% of annual medical costs, less than 4% of annual earnings from operations and less than 3% of medical costs payable.

UnitedHealth Group 35

     In order to evaluate the impact of changes in medical cost estimates for any particular discrete period, one should consider both the amount of development recorded in the current period pertaining to prior periods and the amount of development recorded in subsequent periods pertaining to the current period. The accompanying table provides a summary of the net impact of favorable development on medical costs and earnings from operations (in millions).

	Favorable	Net Impact on	Medical Costs			Earnings from Operations
	Development	Medical Costs(a)	As Reported	As Adjusted(b)		As Reported	As Adjusted(b)
2000	$15	$(15)	$16,155	$16,140		$1,200	$1,215
2001	$30	$(40)	$17,644	$17,604		$1,566	$1,606
2002	$70	$(80)	$18,192	$18,112		$2,186	$2,266
2003	$150	(c )	$20,714	(c	)	$2,935	(c	)

a)	The amount of favorable development recorded in the current year pertaining to the prior year less the amount of favorable development recorded in the subsequent year pertaining to the current year.

b)	Represents reported amounts adjusted to reflect the net impact of medical cost development.

c)	Not yet determinable as the amount of prior period development recorded in 2004 will change as our December 31, 2003 medical costs payable estimate develops throughout 2004.

Our estimate of medical costs payable represents management’s best estimate of the company’s liability for unpaid medical costs as of December 31, 2003, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover the company’s liability for unpaid claims as of December 31, 2003; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2003 estimates of medical costs payable and actual costs payable, excluding the AARP business, 2003 earnings from operations would increase or decrease by approximately $33 million and diluted net earnings per common share would increase or decrease by approximately $0.03 per share.

Investments

As of December 31, 2003, we had approximately $7.2 billion of investments, primarily held in marketable debt securities. Our investments are principally classified as available for sale and are recorded at fair value. We exclude unrealized gains and losses on investments available for sale from earnings and report them together, net of income tax effects, as a separate component in shareholders’ equity. We continually monitor the difference between the cost and fair value of our investments. As of December 31, 2003, our investments had gross unrealized gains of $238 million and gross unrealized losses of $7 million. If any of our investments experience a decline in fair value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in our Consolidated Statement of Operations. Management judgment is involved in evaluating whether a decline in an investment’s fair value is other than temporary. New information and the passage of time can change these judgments. We revise impairment judgments when new information becomes known and record any resulting impairment charges at that time. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

Long-Lived Assets

As of December 31, 2003 and 2002, we had long-lived assets, including goodwill, other intangible assets, and property, equipment and capitalized software, of $4.7 billion and $4.4 billion, respectively. We review these assets for events and changes in circumstances that would indicate we might not recover their carrying value. In assessing the recoverability of our long-lived assets, we must make assumptions regarding estimated future utility, cash flows and other internal and external factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

36 UnitedHealth Group

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

INFLATION

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. These include setting commercial premiums based on anticipated health care costs and coordinating care with physicians and other health care providers. Through contracts with physicians and other health care providers, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

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

LEGAL MATTERS

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to: claims relating to health care benefits coverage; medical malpractice actions; contract disputes; and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business.

     Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. Generally, the health care provider plaintiffs allege violations of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Racketeer Influenced Corrupt Organization Act (RICO), as well as several state law claims. The suit seeks injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. We are engaged in discovery in this matter. A trial date has been set for September 13, 2004.

     In March 2000, the American Medical Association filed a lawsuit against the company in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. We are engaged in discovery in this matter.

UnitedHealth Group 37

     Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in the fair value of a financial instrument caused by changes in interest rates and equity prices. The company’s primary market risk is exposure to changes in interest rates that could impact the fair value of our investments and long-term debt.

     Approximately $7.0 billion of our investments at December 31, 2003 were fixed-income securities. Assuming a hypothetical and immediate 1% increase or decrease in interest rates applicable to our fixed-income investment portfolio at December 31, 2003, the fair value of our fixed-income investments would decrease or increase by approximately $340 million. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

     To mitigate the financial impact of changes in interest rates, we have entered into interest rate swap agreements to more closely match the interest rates of our long-term debt with those of our cash equivalents and short-term investments. Including the impact of our interest rate swap agreements, approximately $1.2 billion of our commercial paper and debt had variable rates of interest and $825 million had fixed rates as of December 31, 2003. A hypothetical 1% increase or decrease in interest rates would not be material to the fair value of our commercial paper and debt.

     At December 31, 2003, we had $181 million of equity investments, primarily held by our UnitedHealth Capital business in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity portfolio.

CONCENTRATIONS OF CREDIT RISK

Investments in financial instruments such as marketable securities and accounts receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our board of directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. Government and Agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups that constitute our customer base. As of December 31, 2003, there were no significant concentrations of credit risk.

38 UnitedHealth Group

CAUTIONARY STATEMENT REGARDING “FORWARD-LOOKING” STATEMENTS

The statements contained in Results of Operations and other sections of this annual report to shareholders include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). When used in this report, the words and phrases “believes,” “anticipates,” “intends,” “will likely result,” “estimates,” “projects” and similar expressions are intended to identify such forward-looking statements. Any of these forward-looking statements involve risks and uncertainties that may cause the company’s actual results to differ materially from the results discussed in the forward-looking statements. Statements that are not strictly historical are “forward-looking” and known and unknown risks may cause actual results and corporate developments to differ materially from those expected. Except to the extent otherwise required by federal securities laws, we do not undertake to address or update each statement in future filings or communications regarding our business or results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed in this annual report may have affected our past as well as current forward-looking statements about future results. Any or all forward-looking statements in this report and in any other public statements we make may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties.

     Many factors will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those expressed in our prior communications. Factors that could cause results and developments to differ materially from expectations include, without limitation, (a) increases in medical costs that are higher than we anticipated in establishing our premium rates, including increased consumption of or costs of medical services; (b) increases in costs associated with increased litigation, legislative activity and government regulation and review of our industry; (c) heightened competition as a result of new entrants into our market, mergers and acquisitions of health care companies and suppliers, and expansion of physician or practice management companies; (d) failure to maintain effective and efficient information systems, which could result in the loss of existing customers, difficulties in attracting new customers, difficulties in determining medical costs estimates and establishing appropriate pricing, customer and physician and health care provider disputes, regulatory violations, increases in operating costs or other adverse consequences; (e) events that may negatively affect our contract with AARP, including any failure on our part to service AARP customers in an effective manner and any adverse events that directly affect AARP or its business partners; (f) significant deterioration in customer retention; (g) our ability to execute contracts on favorable terms with physicians, hospitals and other service providers, and (h) significant deterioration in economic conditions, including the effects of acts of terrorism, particularly bioterrorism, or major epidemics. A further list and description of these risks, uncertainties and other matters can be found in our annual report on Form 10-K for the year ended December 31, 2003, and in our reports on Forms 10-Q and 8-K.

UnitedHealth Group 39

Consolidated Statements of Operations

	For the Year Ended December 31,
(in millions, except per share data)	2003	2002	2001
REVENUES
Premiums	$25,448	$21,906	$20,683
Services	3,118	2,894	2,490
Investment and Other Income	257	220	281

Total Revenues	28,823	25,020	23,454

MEDICAL AND OPERATING COSTS
Medical Costs	20,714	18,192	17,644
Operating Costs	4,875	4,387	3,979
Depreciation and Amortization	299	255	265

Total Medical and Operating Costs	25,888	22,834	21,888

EARNINGS FROM OPERATIONS	2,935	2,186	1,566
Interest Expense	(95)	(90)	(94)

EARNINGS BEFORE INCOME TAXES	2,840	2,096	1,472
Provision for Income Taxes	(1,015)	(744)	(559)

NET EARNINGS	$1,825	$1,352	$913

BASIC NET EARNINGS PER COMMON SHARE	$3.10	$2.23	$1.46

DILUTED NET EARNINGS PER COMMON SHARE	$2.96	$2.13	$1.40

BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	589	607	625
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS	28	29	29

DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	617	636	654

See Notes to Consolidated Financial Statements.

40 UnitedHealth Group

Consolidated Balance Sheets

	As of December 31,
(in millions, except per share data)	2003	2002
ASSETS
Current Assets
Cash and Cash Equivalents	$2,262	$1,130
Short-Term Investments	486	701
Accounts Receivable, net of allowances of $88 and $86	745	664
Assets Under Management	2,019	2,069
Deferred Income Taxes	269	389
Other Current Assets	339	221

Total Current Assets	6,120	5,174
Long-Term Investments	6,729	4,498
Property, Equipment and Capitalized Software, net of accumulated depreciation and amortization of $538 and $456	1,032	955
Goodwill	3,509	3,363
Other Intangible Assets, net of accumulated amortization of $43 and $31	180	122
Other Assets	64	52

TOTAL ASSETS	$17,634	$14,164

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Medical Costs Payable	$4,152	$3,741
Accounts Payable and Accrued Liabilities	1,575	1,459
Other Policy Liabilities	2,117	1,781
Commercial Paper and Current Maturities of Long-Term Debt	229	811
Unearned Premiums	695	587

Total Current Liabilities	8,768	8,379
Long-Term Debt, less current maturities	1,750	950
Future Policy Benefits for Life and Annuity Contracts	1,517	—
Deferred Income Taxes and Other Liabilities	471	407
Commitments and Contingencies (Note 12)

Shareholders’ Equity
Common Stock, $0.01 par value — 1,500 shares authorized; 583 and 599 shares outstanding	6	6
Additional Paid-In Capital	58	170
Retained Earnings	4,915	4,104
Accumulated Other Comprehensive Income:
Net Unrealized Gains on Investments, net of tax effects	149	148

TOTAL SHAREHOLDERS’ EQUITY	5,128	4,428

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,634	$14,164

See Notes to Consolidated Financial Statements.

UnitedHealth Group 41

Consolidated Statements of Changes in Shareholders’ Equity

	Common Stock		Additional Paid-In	Retained	Net Unrealized Gains on	Total Shareholders'	Comprehensive
(in millions)	Shares	Amount	Capital	Earnings	Investments	Equity	Income
BALANCE AT DECEMBER 31, 2000	634	$6	$—	$3,592	$90	$3,688
Issuances of Common Stock, and related tax benefits	22	—	474	—	—	474
Common Stock Repurchases	(39)	—	(438)	(691)	—	(1,129)
Comprehensive Income
Net Earnings	—	—	—	913	—	913	$913
Other Comprehensive Income Adjustments Change in Net Unrealized Gains on Investments, net of tax effects	—	—	—	—	(46)	(46)	(46)

Comprehensive Income							$867

Common Stock Dividend	—	—	—	(9)	—	(9)

BALANCE AT DECEMBER 31, 2001	617	6	36	3,805	44	3,891
Issuances of Common Stock, and related tax benefits	26	—	905	—	—	905
Common Stock Repurchases	(44)	—	(771)	(1,044)	—	(1,815)
Comprehensive Income
Net Earnings	—	—	—	1,352	—	1,352	$1,352
Other Comprehensive Income Adjustments Change in Net Unrealized Gains on Investments, net of tax effects	—	—	—	—	104	104	104

Comprehensive Income							$1,456

Common Stock Dividend	—	—	—	(9)	—	(9)

BALANCE AT DECEMBER 31, 2002	599	6	170	4,104	148	4,428
Issuances of Common Stock, and related tax benefits	17	—	490	—	—	490
Common Stock Repurchases	(33)	—	(602)	(1,005)	—	(1,607)
Comprehensive Income
Net Earnings	—	—	—	1,825	—	1,825	$1,825
Other Comprehensive Income Adjustments Change in Net Unrealized Gains on Investments, net of tax effects	—	—	—	—	1	1	1

Comprehensive Income							$1,826

Common Stock Dividend	—	—	—	(9)	—	(9)

BALANCE AT DECEMBER 31, 2003	583	$6	$58	$4,915	$149	$5,128

See Notes to Consolidated Financial Statements.

42 UnitedHealth Group

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
(in millions)	2003	2002	2001
OPERATING ACTIVITIES
Net Earnings	$1,825	$1,352	$913
Noncash Items
Depreciation and Amortization	299	255	265
Deferred Income Taxes and Other	91	154	40
Net Change in Other Operating Items, net of effects from acquisitions, sales of subsidiaries and changes in AARP balances
Accounts Receivable and Other Current Assets	(46)	83	7
Medical Costs Payable	276	74	156
Accounts Payable and Accrued Liabilities	460	423	280
Other Policy Liabilities	87	70	131
Unearned Premiums	11	12	52

CASH FLOWS FROM OPERATING ACTIVITIES	3,003	2,423	1,844

INVESTING ACTIVITIES
Cash Paid for Acquisitions, net of cash assumed and other effects	(590)	(302)	(92)
Purchases of Property, Equipment and Capitalized Software	(352)	(419)	(425)
Purchases of Investments	(2,583)	(3,246)	(2,088)
Maturities and Sales of Investments	2,780	2,576	1,467

CASH FLOWS USED FOR INVESTING ACTIVITIES	(745)	(1,391)	(1,138)

FINANCING ACTIVITIES
Proceeds from (Payments of) Commercial Paper, net	(382)	(223)	275
Proceeds from Issuance of Long-Term Debt	950	400	250
Payments for Retirement of Long-Term Debt	(350)	—	(150)
Common Stock Repurchases	(1,607)	(1,815)	(1,129)
Proceeds from Common Stock Issuances	268	205	178
Dividends Paid	(9)	(9)	(9)
Other	4	—	—

CASH FLOWS USED FOR FINANCING ACTIVITIES	(1,126)	(1,442)	(585)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,132	(410)	121

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,130	1,540	1,419

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,262	$1,130	$1,540

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Common Stock Issued for Acquisitions	$—	$567	$163

See Notes to Consolidated Financial Statements.

UnitedHealth Group 43

Notes to Consolidated Financial Statements

1 DESCRIPTION OF BUSINESS

UnitedHealth Group Incorporated (also referred to as “UnitedHealth Group,” “the company,” “we,” “us,” and “our”) is a national leader in forming and operating orderly, efficient markets for the exchange of high quality health and well-being services. Through strategically aligned, market-defined businesses, we offer health care access, benefits and related administrative, technology and information services designed to enable, facilitate and advance optimal health care.

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

Revenues

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers’ health care services and related administrative costs. We recognize premium revenues in the period in which eligible individuals are entitled to receive health care services. We record health care premium payments we receive from our customers in advance of the service period as unearned premiums.

     Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. Under service fee contracts, we recognize revenue in the period the related services are performed based upon the fee charged to the customer. The customers retain the risk of financing medical benefits for their employees and their employees’ dependents, and we administer the payment of customer funds to physicians and other health care providers from customer-funded bank accounts. Because we do not have the obligation for funding the medical expenses, nor do we have responsibility for delivering the medical care, we do not recognize gross revenue and medical costs for these contracts in our consolidated financial statements.

     For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services, transaction processing, customer, consumer and care provider services, and access to contracted networks of physicians, hospitals and other health care professionals.

Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, provider contract rate changes, medical care

44 UnitedHealth Group

consumption and other medical cost trends. Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, with the changes in estimates included in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

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

     We exclude unrealized gains and losses on investments available for sale from earnings and report it, net of income tax effects, as a separate component of shareholders’ equity. We continually monitor the difference between the cost and estimated fair value of our investments. If any of our investments experiences a decline in value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in Investment and Other Income in our Consolidated Statement of Operations. To calculate realized gains and losses on the sale of investments, we use the specific cost or amortized cost of each investment sold.

Assets Under Management

We administer certain aspects of AARP’s insurance program (see Note 4). Pursuant to our agreement, AARP assets are managed separately from our general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at our discretion, within investment guidelines approved by AARP. At December 31, 2003, the assets were invested in marketable debt securities. We do not guarantee any rates of investment return on these investments and, upon transfer of the AARP contract to another entity, we would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Because the purpose of these assets is to fund the medical costs payable, the rate stabilization fund liabilities and other related liabilities associated with the AARP contract, assets under management are classified as current assets, consistent with the classification of these liabilities. Interest earnings and realized investment gains and losses on these assets accrue to AARP policyholders through the rate stabilization fund. As such, they are not included in our earnings. Interest income and realized gains and losses related to assets under management are recorded as an increase to the AARP rate stabilization fund and were $101 million, $102 million and $113 million in 2003, 2002 and 2001, respectively. Assets under management are reported at their fair market value, and unrealized gains and losses are included directly in the rate stabilization fund associated with the AARP program. As of December 31, 2003 and 2002, the AARP investment portfolio and rate stabilization fund included net unrealized gains of $86 million and $117 million, respectively.

Property, Equipment and Capitalized Software

Property, equipment and capitalized software is stated at cost, net of accumulated depreciation and amortization. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development.

UnitedHealth Group 45

     We calculate depreciation and amortization using the straight-line method over the estimated useful lives of the assets. The useful lives for property, equipment and capitalized software are: from three to seven years for furniture, fixtures and equipment; from 35 to 40 years for buildings; the shorter of the useful life or remaining lease term for leasehold improvements; and from three to nine years for capitalized software. The weighted-average useful life of property, equipment and capitalized software at December 31, 2003, was approximately five years.

     The net book value of property and equipment was $503 million and $490 million as of December 31, 2003 and 2002, respectively. The net book value of capitalized software was $529 million and $465 million as of December 31, 2003 and 2002, respectively.

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

Long-Lived Assets

We review long-lived assets, including property, equipment, capitalized software and intangible assets, for events or changes in circumstances that would indicate we might not recover their carrying value. We consider many factors, including estimated future utility and cash flows associated with the assets, to make this decision. An impairment charge is recorded for the amount by which an asset’s carrying value exceeds its estimated fair value. We record assets held for sale at the lower of their carrying amount or fair value, less any costs for the final settlement.

Other Policy Liabilities

Other policy liabilities include the rate stabilization fund associated with the AARP program (see Note 4), customer balances related to experience-rated insurance products and the current portion of future policy benefits for life insurance and annuity contracts. Customer balances represent excess customer payments and deposit accounts under experience-rated contracts. At the customer’s option, these balances may be refunded or used to pay future premiums or claims under eligible contracts.

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

Future Policy Benefits for Life and Annuity Contracts

Future policy benefits for life insurance and annuity contracts represents account balances that accrue to the benefit of the policyholders, excluding surrender charges, for universal life and investment annuity products.

Policy Acquisition Costs

For our health insurance contracts, costs related to the acquisition and renewal of customer contracts are charged to expense as incurred. Our health insurance contracts typically have a one-year term and may be cancelled upon 30 days notice by either the company or the customer.

46 UnitedHealth Group

Stock-Based Compensation

We account for activity under our stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, we do not recognize compensation expense in connection with employee stock option grants because we grant stock options at exercise prices not less than the fair value of our common stock on the date of grant.

     The following table shows the effect on net earnings and earnings per share had we applied the fair value expense recognition provisions of Statement of Financial Accounting Standards (FAS) No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	For the Year Ended December 31,
(in millions, except per share data)	2003	2002	2001
NET EARNINGS
As Reported	$1,825	$1,352	$913
Compensation Expense, net of tax effect	(122)	(101)	(82)

Pro Forma	$1,703	$1,251	$831

BASIC NET EARNINGS PER COMMON SHARE
As Reported	$3.10	$2.23	$1.46
Pro Forma	$2.89	$2.06	$1.33

DILUTED NET EARNINGS PER COMMON SHARE
As Reported	$2.96	$2.13	$1.40
Pro Forma	$2.76	$1.97	$1.27

WEIGHTED-AVERAGE FAIR VALUE PER SHARE OF OPTIONS GRANTED	$11	$14	$12

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

Recently Issued Accounting Standards

During 2003, we adopted the following accounting standards, which did not have a material impact on our consolidated financial position or results of operations: 1) FAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs; 2) FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires companies to recognize a liability for costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan; 3) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which requires that upon issuance of certain guarantees, a guarantor must

UnitedHealth Group 47

recognize a liability for the fair value of the obligation assumed under the guarantee; 4) Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51,” which requires an enterprise to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both; 5) FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies accounting for derivative instruments and hedging activities under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and 6) FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for classifying and measuring as liabilities certain freestanding financial instruments that represent obligations of the issuer and have characteristics of both liabilities and equity.

Reclassifications

Certain 2001 and 2002 amounts in the consolidated financial statements have been reclassified to conform to the 2003 presentation. These reclassifications have no effect on net earnings or shareholders’ equity as previously reported.

3 ACQUISITIONS

On February 10, 2004, our Health Care Services business segment acquired Mid Atlantic Medical Services, Inc. (MAMSI). MAMSI offers a broad range of health care coverage and related administrative services for individuals and employers in the mid-Atlantic region of the United States. This merger significantly strengthens UnitedHealthcare’s market position in the mid-Atlantic region and provides substantial distribution opportunities for other UnitedHealth Group businesses. Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based on the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and $800 million in cash. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $2.1 billion. We have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $360 million and associated deferred tax liabilities of $126 million, and goodwill of approximately $1.9 billion. The finite-lived intangible assets consist primarily of member lists and health care physician and hospital networks, with an estimated weighted-average useful life of 19 years. The acquired goodwill is not deductible for income tax purposes. Our preliminary estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date, which is subject to further refinement, is as follows:

(in millions - unaudited)
Cash, Cash Equivalents and Investments	$736
Accounts Receivable and Other Current Assets	252
Property, Equipment, Capitalized Software and Other Assets	91
Medical Costs Payable	(292)
Other Current Liabilities	(132)

Net Tangible Assets Acquired	$655

48 UnitedHealth Group

The results of operations and financial condition of MAMSI have not been included in our Consolidated Statements of Operations or Consolidated Balance Sheets since the acquisition closed after December 31, 2003. The unaudited pro forma financial information presented below assumes that the acquisition of MAMSI had occurred as of the beginning of each respective period. The pro forma adjustments include the pro forma effect of UnitedHealth Group shares issued in the acquisition, the amortization of finite-lived intangible assets arising from the preliminary purchase price allocation, interest expense related to financing the cash portion of the purchase price and the associated income tax effects of the pro forma adjustments. Because the unaudited pro forma financial information has been prepared based on preliminary estimates of fair values, the actual amounts recorded as of the completion of the purchase price allocation may differ materially from the information presented below. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the MAMSI acquisition been consummated at the beginning of the respective periods.

	2003	2002
(in millions, except per share data)	(Pro Forma Unaudited)	(Pro Forma Unaudited)
Revenues	$31,511	$27,348
Net Earnings	$1,971	$1,427
Earnings Per Share:
Basic	$3.15	$2.22
Diluted	$3.02	$2.12

On November 13, 2003, our Health Care Services business segment acquired Golden Rule Financial Corporation and subsidiaries (Golden Rule). Golden Rule offers a broad range of health and life insurance and annuity products to the individual consumer market, and this acquisition provides UnitedHealth Group with a dedicated business to serve this market. We paid $495 million in cash in exchange for all of the outstanding stock of Golden Rule. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $111 million. We have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $53 million and associated deferred tax liabilities of $17 million, and goodwill of $75 million. The finite-lived intangible assets consist primarily of customer contracts and the present value of future operating profits from life insurance contracts, with an estimated weighted-average useful life of 14 years. The acquired goodwill is not deductible for income tax purposes. The results of operations for Golden Rule since the acquisition date have been included in our consolidated financial statements. The pro forma effects of the Golden Rule acquisition on our consolidated financial statements were not material. Our preliminary estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date is as follows:

(in millions)
Cash and Cash Equivalents	$32
Accounts Receivable and Other Current Assets	98
Long-Term Investments	2,208
Property, Equipment and Capitalized Software	29
Medical Costs Payable	(147)
Other Current Liabilities	(200)
Future Policy Benefits for Life and Annuity Contracts	(1,636)

Net Tangible Assets Acquired	$384

UnitedHealth Group 49

Effective September 30, 2002, we acquired AmeriChoice Corporation (AmeriChoice), a leading organization engaged in facilitating health care benefits and services for Medicaid beneficiaries in the states of New York, New Jersey and Pennsylvania. We integrated our existing Medicaid business with AmeriChoice within the Health Care Services reporting segment, creating efficiencies from the consolidation of physician and health care provider networks, technology platforms and operations. We issued 5.3 million shares of our common stock with a fair value of approximately $480 million in exchange for 93.5% of the outstanding AmeriChoice common stock. We also issued vested stock options with a fair value of approximately $15 million in exchange for outstanding stock options held by AmeriChoice employees and paid cash of approximately $82 million, mainly to pay off existing AmeriChoice debt. The purchase price and costs associated with the acquisition of approximately $577 million exceeded the estimated fair value of the net tangible assets acquired by approximately $541 million. The excess purchase price was assigned to goodwill in the amount of $485 million, and finite-lived intangible assets, primarily customer contracts, in the amount of $56 million. The weighted-average useful life of the finite-lived intangible assets was approximately 11 years. The acquired goodwill is not deductible for income tax purposes. We will acquire the remaining minority interest in October 2007 at a value based on a multiple of the earnings of the combined Medicaid business. We have the option to acquire the minority interest at an earlier date if specific events occur, such as the termination or resignation of key AmeriChoice employees. The results of operations for AmeriChoice since the acquisition date have been included in our Consolidated Statements of Operations. The pro forma effects of the AmeriChoice acquisition on our consolidated financial statements were not material. The estimated fair value of the tangible assets/(liabilities) as of the acquisition date was as follows:

(in millions)
Cash and Cash Equivalents	$32
Accounts Receivable and Other Current Assets	38
Long-Term Investments	151
Property, Equipment and Capitalized Software	21
Medical Costs Payable	(142)
Other Current Liabilities	(64)

Net Tangible Assets Acquired	$36

For the years ended December 31, 2003, 2002 and 2001, aggregate consideration paid or issued for smaller acquisitions accounted for under the purchase method was $127 million, $267 million and $134 million, respectively. These acquisitions were not material to our consolidated financial statements.

50 UnitedHealth Group

4 AARP

In January 1998, we initiated a 10-year contract to provide health insurance products and services to members of AARP. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $4.1 billion in 2003, $3.7 billion in 2002 and $3.6 billion in 2001.

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

     The following AARP program-related assets and liabilities are included in our Consolidated Balance Sheets:

	Balance as of December 31,
(in millions)	2003	2002
Accounts Receivable	$352	$294
Assets Under Management	$1,959	$2,045
Medical Costs Payable	$874	$893
Other Policy Liabilities	$1,275	$1,299
Other Current Liabilities	$162	$147

The effects of changes in balance sheet amounts associated with the AARP program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.

UnitedHealth Group 51

5 CASH, CASH EQUIVALENTS AND INVESTMENTS

As of December 31, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

	Amortized	Gross Unrealized	Gross Unrealized	Fair
2003	Cost	Gains	Losses	Value
Cash and Cash Equivalents	$2,262	$—	$—	$2,262
Debt Securities — Available for Sale	6,737	229	(6)	6,960
Equity Securities — Available for Sale	173	9	(1)	181
Debt Securities — Held to Maturity	74	—	—	74

Total Cash and Investments	$9,246	$238	$(7)	$9,477

2002

Cash and Cash Equivalents	$1,130	$—	$—	$1,130
Debt Securities — Available for Sale	4,742	238	(8)	4,972
Equity Securities — Available for Sale	150	5	(5)	150
Debt Securities — Held to Maturity	77	—	—	77

Total Cash and Investments	$6,099	$243	$(13)	$6,329

As of December 31, 2003 and 2002, respectively, debt securities consisted of $1,221 million and $1,439 million in U.S. Government and Agency obligations, $2,617 million and $2,475 million in state and municipal obligations, and $3,196 million and $1,135 million in corporate obligations. At December 31, 2003, we held $563 million in debt securities with maturities of less than one year, $2,102 million in debt securities maturing in one to five years, $2,554 million in debt securities maturing in five to 10 years and $1,815 million in debt securities with maturities of more than 10 years.

     During 2001, we contributed UnitedHealth Capital investments valued at approximately $22 million to the United Health Foundation, a non-consolidated, not-for-profit organization. The realized gain of approximately $18 million was offset by related contribution expense of $22 million. The net expense of $4 million is included in Investment and Other Income in the accompanying Consolidated Statements of Operations.

     We recorded realized gains and losses on sales of investments, excluding the UnitedHealth Capital dispositions described above, as follows:

	For the Year Ended December 31,
(in millions)	2003	2002	2001
Gross Realized Gains	$45	$57	$30
Gross Realized Losses	(23)	(75)	(19)

Net Realized Gains (Losses)	$22	$(18)	$11

52 UnitedHealth Group

     6 GOODWILL AND OTHER INTANGIBLE ASSETS

We adopted FAS No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. Under FAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized. The following table shows net earnings and earnings per common share adjusted to reflect the adoption of the non-amortization provision of FAS No. 142 as of the beginning of the respective periods:

	For the Year Ended December 31,
(in millions, except per share data)	2003	2002	2001
NET EARNINGS
Reported Net Earnings	$1,825	$1,352	$913
Goodwill Amortization, net of tax effects	—	—	89

Adjusted Net Earnings	$1,825	$1,352	$1,002

BASIC NET EARNINGS PER COMMON SHARE
Reported Basic Net Earnings per Share	$3.10	$2.23	$1.46
Goodwill Amortization, net of tax effects	—	—	0.14

Adjusted Basic Net Earnings per Share	$3.10	$2.23	$1.60

DILUTED NET EARNINGS PER COMMON SHARE
Reported Diluted Net Earnings per Share	$2.96	$2.13	$1.40
Goodwill Amortization, net of tax effects	—	—	0.13

Adjusted Diluted Net Earnings per Share	$2.96	$2.13	$1.53

Changes in the carrying amount of goodwill, by operating segment, during the year ended December 31, 2003, were as follows:

	Health Care		Specialized		Consolidated
(in millions)	Services	Uniprise	Care Services	Ingenix	Total
Balance at January 1, 2002	$1,166	$698	$322	$537	$2,723
Acquisitions and Subsequent Payments	527	—	41	75	643
Dispositions	—	—	—	(3)	(3)

Balance at December 31, 2002	1,693	698	363	609	3,363
Acquisitions and Subsequent Payments	77	—	46	23	146

Balance at December 31, 2003	$1,770	$698	$409	$632	$3,509

The weighted-average useful life, gross carrying value, accumulated amortization and net carrying value of other intangible assets as of December 31, 2003 and 2002 were as follows:

	Weighted-	December 31, 2003			December 31, 2002
	Average	Gross Carrying	Accumulated	Net Carrying	Gross Carrying	Accumulated	Net Carrying
(in millions)	Useful Life	Value	Amortization	Value	Value	Amortization	Value
Customer Contracts and Membership Lists	12 years	$93	$(6)	$87	$64	$(1)	$63
Patents, Trademarks and Technology	9 years	73	(26)	47	58	(24)	34
Other	14 years	57	(11)	46	31	(6)	25

Total	10 years	$223	$(43)	$180	$153	$(31)	$122

Amortization expense relating to intangible assets was $18 million in 2003 and $9 million in 2002. Estimated future amortization expense relating to intangible assets for the years ending December 31 are as follows:

(in millions)	2004	2005	2006	2007	2008
	$21	$20	$19	$18	$17

UnitedHealth Group 53

7 MEDICAL COSTS PAYABLE

The following table shows the components of the change in medical costs payable for the years ended December 31:

(in millions)	2003	2002	2001
MEDICAL COSTS PAYABLE, BEGINNING OF PERIOD	$3,741	$3,460	$3,266
ACQUISITIONS	165	180	17
REPORTED MEDICAL COSTS
Current Year	20,864	18,262	17,674
Prior Years	(150)	(70)	(30)

Total Reported Medical Costs	20,714	18,192	17,644

CLAIM PAYMENTS
Payments for Current Year	(17,411)	(15,147)	(14,536)
Payments for Prior Years	(3,057)	(2,944)	(2,931)

Total Claim Payments	(20,468)	(18,091)	(17,467)

MEDICAL COSTS PAYABLE, END OF PERIOD	$4,152	$3,741	$3,460

8 COMMERCIAL PAPER AND DEBT

Commercial paper and debt consisted of the following as of December 31:

	2003		2002
	Carrying	Fair	Carrying	Fair
(in millions)	Value	Value	Value	Value
Commercial Paper	$79	$79	$461	$461
Floating-Rate Notes due November 2003	—	—	100	100
6.6% Senior Unsecured Notes due December 2003	—	—	250	260
Floating-Rate Notes due November 2004	150	150	150	150
7.5% Senior Unsecured Notes due November 2005	400	438	400	450
5.2% Senior Unsecured Notes due January 2007	400	427	400	423
3.3% Senior Unsecured Notes due January 2008	500	499	—	—
4.9% Senior Unsecured Notes due April 2013	450	454	—	—

Total Commercial Paper and Debt	1,979	2,047	1,761	1,844
Less Current Maturities	(229)	(229)	(811)	(821)

Long-Term Debt, less current maturities	$1,750	$1,818	$950	$1,023

As of December 31, 2003, our outstanding commercial paper had interest rates of approximately 1.2%. The interest rates on our November 2004 floating-rate notes are reset quarterly to the three-month LIBOR (London Interbank Offered Rate) plus 0.6%. As of December 31, 2003, the applicable rate on the notes was 1.8%.

54 UnitedHealth Group

     In December 2003, we issued $500 million of 3.3% fixed-rate notes due January 2008, and in March 2003, we issued $450 million of 4.9% fixed-rate notes due April 2013. We used the proceeds from these borrowings to repay commercial paper and term debt maturing in 2003, and for general corporate purposes including working capital, business acquisitions and share repurchases.

     We have interest rate swap agreements that qualify as fair value hedges to convert a portion of our interest rate exposure from a fixed to a variable rate. The interest rate swap agreements have aggregate notional amounts of $925 million with variable rates that are benchmarked to the six-month LIBOR rate and are reset on a semiannual basis in arrears. At December 31, 2003, the rate used to accrue interest expense on these agreements ranged from 1.2% to 1.6%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations.

     We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2004. As of December 31, 2003, we had no amounts outstanding under our credit facilities.

     Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

     Maturities of commercial paper and debt for the years ending December 31 are as follows:

(in millions)	2004	2005	2006	2007	2008	Thereafter
	$229	$400	$—	$400	$500	$450

We made cash payments for interest of $94 million, $86 million and $91 million in 2003, 2002 and 2001, respectively.

     On February 10, 2004, we issued $250 million of 3.8% fixed-rate notes due February 2009 and $250 million of 4.8% fixed-rate notes due February 2014 to finance a majority of the cash portion of the MAMSI purchase price as described in Note 3. When we issued these notes, we entered into interest rate swap agreements that qualify as fair value hedges to convert our interest rates from a fixed to a variable rate. The interest rate swap agreements have aggregate notional amounts of $500 million with variable rates that are benchmarked to the six-month LIBOR rate and are reset on a semiannual basis in arrears. As of the date of the note issuance, the rate on these agreements ranged from 1.4% to 1.6%.

UnitedHealth Group 55

9 SHAREHOLDERS’ EQUITY

Regulatory Capital and Dividend Restrictions

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity’s level of statutory net income and statutory capital and surplus. At December 31, 2003, approximately $385 million of our $9.5 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $45 million was segregated for future regulatory capital needs and the remainder was available for general corporate use, including acquisitions and share repurchases.

     The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the “A” range, we maintain an aggregate statutory capital and surplus level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2003, our regulated subsidiaries had aggregate statutory capital and surplus of approximately $3.1 billion, which is significantly more than the aggregate minimum regulatory requirements.

Stock Repurchase Program

Under our board of directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2003, we repurchased 33 million shares at an average price of approximately $47 per share and an aggregate cost of approximately $1.6 billion. As of December 31, 2003, we had board of directors’ authorization to purchase up to an additional 45 million shares of our common stock.

Common Stock Split

In May 2003, our board of directors declared a two-for-one split of the company’s common stock in the form of a 100% common stock dividend. The stock dividend was issued on June 18, 2003, to shareholders of record as of June 2, 2003. The accompanying consolidated financial statements have been restated to reflect the share and per share effects of the common stock split.

Preferred Stock

At December 31, 2003, we had 10 million shares of $0.001 par value preferred stock authorized for issuance, and no preferred shares issued and outstanding.

56 UnitedHealth Group

10 STOCK-BASED COMPENSATION PLANS

As of December 31, 2003, we had approximately 42 million shares available for future grants of stock-based awards under our stock-based compensation plan including, but not limited to, incentive or non-qualified stock options, stock appreciation rights and restricted stock.

Stock options are granted at an exercise price not less than the fair value of our common stock on the date of grant. They generally vest ratably over four years and may be exercised up to 10 years from the date of grant. Activity under our stock option plan is summarized in the table below (shares in thousands):

	2003		2002		2001
		Weighted-Average		Weighted-Average		Weighted-Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at Beginning of Year	86,402	$21	76,674	$15	77,621	$11
Granted	18,426	$44	25,033	$38	16,277	$27
Assumed in Acquisitions	—	$—	914	$30	388	$10
Exercised	(15,340)	$15	(13,227)	$14	(15,432)	$10
Forfeited	(2,182)	$30	(2,992)	$20	(2,180)	$13

Outstanding at End of Year	87,306	$27	86,402	$21	76,674	$15

Exercisable at End of Year	42,693	$16	41,391	$12	39,170	$11

As of December 31, 2003	Options Outstanding			Options Exercisable
		Weighted-Average
	Number	Remaining	Weighted-Average	Number	Weighted-Average
Range of Exercise Prices	Outstanding	Option Term (years)	Exercise Price	Exercisable	Exercise Price
$0 - $10	18,395	5.4	$10	18,228	$10
$11 - $20	17,063	4.9	$14	14,442	$13
$21 - $35	23,670	7.5	$30	7,318	$29
$36 - $55	28,178	9.1	$43	2,705	$42

$0 - $55	87,306	7.1	$27	42,693	$16

To determine compensation expense under the fair value method, the fair value of each option grant is estimated on the date of grant using an option-pricing model. During 2001 and 2002 we utilized a Black-Scholes model for purposes of estimating the fair value of our employee stock option grants. During 2003, we began using a binomial model that considers certain factors that the Black-Scholes model does not, such as historical exercise patterns and the illiquid nature of employee options. For these reasons, we believe that the binomial model provides a more representative employee stock option fair value. The principal assumptions we used in applying the option pricing models were as follows:

	2003	2002	2001
Risk-Free Interest Rate	2.6%	2.5%	3.7%
Expected Volatility	30.9%	40.2%	45.9%
Expected Dividend Yield	0.1%	0.1%	0.1%
Expected Life in Years	4.1	4.5	4.8

Information regarding the effect on net earnings and net earnings per common share had we applied the fair value expense recognition provisions of FAS No. 123 is included in Note 2. We also maintain a 401(k) plan and an employee stock purchase plan. Activity related to these plans was not significant in relation to our consolidated financial results in 2003, 2002 and 2001.

UnitedHealth Group 57

11 INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

Year Ended December 31, (in millions)	2003	2002	2001
Current Provision
Federal	$932	$675	$524
State and Local	46	57	45

Total Current Provision	978	732	569
Deferred Provision (Benefit)	37	12	(10)

Total Provision for Income Taxes	$1,015	$744	$559

The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes is as follows:

Year Ended December 31, (in millions)	2003	2002	2001
Tax Provision at the U.S. Federal Statutory Rate	$994	$734	$515
State Income Taxes, net of federal benefit	29	33	29
Tax-Exempt Investment Income	(30)	(26)	(21)
Non-deductible Amortization	—	—	29
Other, net	22	3	7

Provision for Income Taxes	$1,015	$744	$559

The components of deferred income tax assets and liabilities are as follows:

As of December 31, (in millions)	2003	2002
Deferred Income Tax Assets
Accrued Expenses and Allowances	$161	$215
Unearned Premiums	28	47
Medical Costs Payable and Other Policy Liabilities	83	60
Long-Term Liabilities	49	37
Net Operating Loss Carryforwards	86	61
Other	42	30

Subtotal	449	450
Less: Valuation Allowances	(43)	(39)

Total Deferred Income Tax Assets	406	411

Deferred Income Tax Liabilities
Capitalized Software Development	(186)	(176)
Net Unrealized Gains on Investments	(82)	(82)
Depreciation and Amortization	(108)	(54)

Total Deferred Income Tax Liabilities	(376)	(312)

Net Deferred Income Tax Assets	$30	$99

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. The valuation allowances primarily relate to future tax benefits on certain federal and state net operating loss carryforwards. Federal net operating loss carryforwards expire beginning in 2012 through 2023, and state net operating loss carryforwards expire beginning in 2005 through 2023.

     We made cash payments for income taxes of $783 million in 2003, $458 million in 2002 and $384 million in 2001. We increased additional paid-in capital and reduced income taxes payable by $222 million in 2003, and by $133 million in both 2002 and 2001 to reflect the tax benefit we received upon the exercise of non-qualified stock options.

     Consolidated income tax returns for fiscal years 2000 through 2002 are currently being examined by the Internal Revenue Service. We do not believe any adjustments that may result from the examination will have a significant impact on our consolidated financial position or results of operations.

58 UnitedHealth Group

12 COMMITMENTS AND CONTINGENCIES

Leases

We lease facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2025. Rent expense under all operating leases was $133 million in 2003, $132 million in 2002 and $135 million in 2001.

     At December 31, 2003, future minimum annual lease payments, net of sublease income, under all noncancelable operating leases were as follows:

(in millions)	2004	2005	2006	2007	2008	Thereafter
	$103	$98	$87	$80	$64	$191

Service Agreements

We have noncancelable contracts for certain data center operations and support, network and voice communication services, and other services, which expire on various dates through 2008. Expenses incurred in connection with these agreements were $256 million in 2003, $264 million in 2002 and $254 million in 2001. At December 31, 2003, future minimum obligations under our noncancelable contracts were as follows:

(in millions)	2004	2005	2006	2007	2008
	$83	$56	$43	$10	$4

Legal Matters

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to: claims relating to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business.

     Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. Generally, the health care provider plaintiffs allege violations of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Racketeer Influenced Corrupt Organization Act (RICO), as well as several state law claims. The suit seeks injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. We are engaged in discovery in this matter. A trial date has been set for September 13, 2004.

     In March 2000, the American Medical Association filed a lawsuit against the company in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. We are engaged in discovery in this matter.

     Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

UnitedHealth Group 59

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

13 SEGMENT FINANCIAL INFORMATION

Factors used in determining our reportable business segments include the nature of operating activities, existence of separate senior management teams, and the type of information presented to the company’s chief operating decision-maker to evaluate our results of operations.

     Our accounting policies for business segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2). Transactions between business segments principally consist of customer service and transaction processing services that Uniprise provides to Health Care Services, certain product offerings sold to Uniprise and Health Care Services customers by Specialized Care Services, and sales of medical benefits cost, quality and utilization data and predictive modeling to Health Care Services and Uniprise by Ingenix. These transactions are recorded at management’s best estimate of fair value, as if the services were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital or working capital for non-regulated businesses. The “Corporate and Eliminations” column includes costs associated with companywide process improvement initiatives, net expenses from charitable contributions to the United Health Foundation and eliminations of intersegment transactions. Substantially all of our operations are conducted in the United States.

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

60 UnitedHealth Group

The following table presents segment financial information as of and for the years ended December 31, 2003, 2002 and 2001 (in millions):

	Health Care		Specialized		Corporate
2003	Services	Uniprise	Care Services	Ingenix	and Eliminations	Consolidated
Revenues — External Customers	$24,592	$2,496	$1,077	$401	$—	$28,566
Revenues — Intersegment	—	583	787	173	(1,543)	—
Investment and Other Income	215	28	14	—	—	257

Total Revenues	$24,807	$3,107	$1,878	$574	$(1,543)	$28,823

Earnings From Operations	$1,865	$610	$385	$75	$—	$2,935
Total Assets[1]	$13,597	$2,024	$1,191	$919	$(366)	$17,365
Net Assets[1]	$5,008	$1,116	$710	$766	$(347)	$7,253

Purchases of Property, Equipment and Capitalized Software	$122	$130	$48	$52	$—	$352
Depreciation and Amortization	$116	$86	$40	$57	$—	$299

2002
Revenues — External Customers	$21,373	$2,175	$897	$355	$—	$24,800
Revenues — Intersegment	—	523	598	136	(1,257)	—
Investment and Other Income	179	27	14	—	—	220

Total Revenues	$21,552	$2,725	$1,509	$491	$(1,257)	$25,020

Earnings From Operations	$1,328	$517	$286	$55	$—	$2,186
Total Assets[1]	$10,522	$1,914	$974	$902	$(537)	$13,775
Net Assets[1]	$4,379	$1,097	$602	$763	$(517)	$6,324

Purchases of Property, Equipment and Capitalized Software	$129	$159	$59	$72	$—	$419
Depreciation and Amortization	$102	$69	$36	$48	$—	$255

2001
Revenues — External Customers	$20,168	$1,932	$734	$339	$—	$23,173
Revenues — Intersegment	—	508	504	108	(1,120)	—
Investment and Other Income	235	34	16	—	(4)	281

Total Revenues	$20,403	$2,474	$1,254	$447	$(1,124)	$23,454

Earnings From Operations	$936	$382	$214	$48	$(14)	$1,566
Total Assets[1]	$9,014	$1,737	$848	$771	$(200)	$12,170
Net Assets[1]	$3,408	$1,020	$514	$646	$(158)	$5,430

Purchases of Property, Equipment and Capitalized Software	$152	$171	$33	$69	$—	$425
Depreciation and Amortization	$101	$81	$33	$50	$—	$265

[1]Total Assets and Net Assets exclude, where applicable, debt and accrued interest of $1,993 million, $1,775 million and $1,603 million, income tax-related assets of $269 million, $389 million and $316 million, and income tax-related liabilities of $401 million, $510 million and $252 million as of December 31, 2003, 2002 and 2001, respectively.

UnitedHealth Group 61

14 QUARTERLY FINANCIAL DATA (UNAUDITED)

	For the Quarter Ended
(in millions, except per share data)	March 31	June 30	September 30	December 31
2003
Revenues	$6,975	$7,087	$7,238	$7,523
Medical and Operating Expenses	$6,322	$6,378	$6,475	$6,713
Earnings From Operations	$653	$709	$763	$810
Net Earnings	$403	$439	$476	$507
Basic Net Earnings per Common Share	$0.68	$0.74	$0.81	$0.87
Diluted Net Earnings per Common Share	$0.65	$0.71	$0.77	$0.83

2002
Revenues	$6,013	$6,078	$6,247	$6,682
Medical and Operating Expenses	$5,531	$5,555	$5,675	$6,073
Earnings From Operations	$482	$523	$572	$609
Net Earnings	$295	$325	$353	$379
Basic Net Earnings per Common Share	$0.48	$0.53	$0.59	$0.63
Diluted Net Earnings per Common Share	$0.46	$0.51	$0.56	$0.60

62 UnitedHealth Group

Report of Management

The management of UnitedHealth Group is responsible for the integrity and objectivity of the consolidated financial information contained in this annual report. The consolidated financial statements and related information were prepared according to accounting principles generally accepted in the United States of America and include some amounts that are based on management’s best estimates and judgments.

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

     The Audit Committee of the board of directors, composed entirely of directors who are not employees of the company, meets periodically and privately with the company’s independent auditors and management to review accounting, auditing, internal control, financial reporting and other matters.

William W. McGuire, MD
Chairman and Chief Executive Officer

Stephen J. Hemsley
President and Chief Operating Officer

Patrick J. Erlandson
Chief Financial Officer

UnitedHealth Group 63

Independent Auditors’ Report

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated and Subsidiaries (the “Company”) as of December 31, 2003 and 2002 and the related statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of UnitedHealth Group Incorporated and Subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated January 24, 2002.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 6 to the consolidated financial statements, effective January 1, 2002, the Company changed its methods of accounting for goodwill and other intangible assets.

     As discussed above, the consolidated financial statements of UnitedHealth Group Incorporated and Subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 6, Note 7 and Note 9, these consolidated financial statements have been revised to (i) include the transitional disclosures required by Statement of Financial Accounting Standards (“Statement”) No. 142, Goodwill and Other Intangible Assets, which, as described in Note 6, was adopted by the Company as of January 1, 2002, (ii) include disclosure of the components of the change in medical costs payable consistent with Statement of Position 94-5, Disclosure of Certain Matters in the Financial Statements of Insurance Enterprises, and (iii) give effect to the June 2003 stock split. Our audit procedures with respect to the disclosures in Note 6 with respect to 2001 included (i) agreeing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. Our audit procedures with respect to the disclosures in Note 7 with respect to 2001 included (i) agreeing the previously reported beginning and end of year medical costs payable to the previously issued consolidated financial statements, (ii) agreeing the previously reported medical costs to the previously issued consolidated financial statements, (iii) agreeing paid claims payments and prior years’ medical costs change in medical costs payable to supporting documentation of claims payment detail, and (iv) testing the mathematical accuracy of the components of the change in medical costs payable. Additionally, as described in Note 9, the 2001 consolidated financial statements have been revised to give effect to the stock split June 18, 2003. We audited the adjustments described in Note 9 that were applied to revise the 2001 consolidated financial statements for such stock split. Our audit procedures included (1) comparing the amounts shown in the earnings per share disclosure for 2001 to the Company’s underlying accounting analysis obtained from management, (2) comparing the previously reported shares outstanding and income statement amounts per the Company’s accounting analysis to the previously issued consolidated financial statements, and (3) recalculating the additional shares to give effect to the stock split and testing the mathematical accuracy of the underlying analysis. In our opinion, the disclosures for 2001 in Notes 6 and 7 are appropriate, and the adjustments for the stock split described in Note 9 have been appropriately applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustments and accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
February 10, 2004

64 UnitedHealth Group

Independent Auditors’ Report

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

To the Shareholders and
Directors of UnitedHealth Group Incorporated:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated (a Minnesota Corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
January 24, 2002

UnitedHealth Group 65